As filed with the Securities and Exchange Commission on October 13, 1999

                                                      Registration No. 333-82311



                       Securities and Exchange Commission
                              Washington, DC 20549

                          Pre-Effective Amendment No. 1
                                    Form S-6

                For Registration Under The Securities Act Of 1933
                     Of Securities Of Unit Investment Trust
                            Registered On Form N-8b-2

                      GE Life & Annuity Separate Account II
                              (Exact name of Trust)

                      GE Life and Annuity Assurance Company
                               (Name of Depositor)
                             6610 West Broad Street
                            Richmond, Virginia 23230
          (Complete address of depositor's principal executive offices)

Name and complete address of agent for service:               Copy to:
Patricia L. Dysart, Esq.                                      Stephen E. Roth, Esq.
GE Life and Annuity Assurance Company                         Sutherland Asbill & Brennan LLP
6610 West Broad Street                                        1275 Pennsylvania Ave., N.W.
Richmond, Virginia 23230                                      Washington, DC 20004-2415

Securities Being Offered:  Flexible Premium Joint and Last Survivor
                           Variable Life Insurance Policies

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I

                     GE Life & Annuity Separate Account II
                               Prospectus For The
    Flexible Premium Joint and Last Survivor Variable Life Insurance Policy
                             Policy Form P1251 5/99

                                   issued by:
                     GE Life and Annuity Assurance Company
                             6610 West Broad Street
                            Richmond, Virginia 23230

This prospectus describes a flexible premium joint and last survivor variable life insurance policy offered by GE Life and Annuity Assurance Company ("we," "us," "our," the "Company", or "GE Life & Annuity"). It is underwritten on an individual basis. The Policy provides life insurance protection, premium flexibility, and the ability to change death benefits.

The Policy provides insurance on the lives of two Insureds. We will pay Death Proceeds only on the death of the Last Insured. The amount of the Death Proceeds will depend in part on the Death Benefit Option the Owner ("you" or "your") selects. You can elect one of two Death Benefit Options under the Policy. Under Option A, the Death Benefit will equal the greater of (l) the Specified Amount plus the Policy's Account Value, or (2) the Account Value multiplied by the applicable corridor percentage. Under Option B, the Death Benefit will equal the greater of (l) the Specified Amount, or (2) the Account Value multiplied by the applicable corridor percentage. We guarantee that your Death Benefit will at least equal the Specified Amount so long as your Policy is in force.

You direct your premiums to the Investment Subdivisions of Separate Account II. Each Investment Subdivision invests in shares of the Funds. We list the Funds, and their currently available portfolios, below.

Janus Aspen Series:
     Growth Portfolio, Aggressive Growth Portfolio, International Growth Portfolio, Worldwide Growth Portfolio, Balanced Portfolio, Flexible Income Portfolio, Capital Appreciation Portfolio
Variable Insurance Products Fund (VIP):
     VIP Equity-Income Portfolio, VIP Overseas Portfolio, VIP Growth Portfolio Variable Insurance Products Fund II (VIP II):
     VIP II  Asset  Manager  Portfolio,  VIP II  Contrafund  Portfolio
Variable Insurance Products Fund III (VIP III):
     VIP III Growth & Income Portfolio, VIP III Growth Opportunities Portfolio GE Investments Funds, Inc.:
     S&P 500 Index Fund, Money Market Fund, Total Return Fund, International Equity Fund, Real Estate Securities Fund, Value Equity Fund, Income Fund, U.S. Equity Fund, Premier Growth Equity Fund
Oppenheimer Variable Account Funds:
     Oppenheimer Bond Fund/VA, Oppenheimer Aggressive Growth Fund/VA, Oppenheimer Capital Appreciation Fund/VA, Oppenheimer High Income Fund/VA,

     Oppenheimer Multiple Strategies Fund/VA
Federated Insurance Series:
     Federated American Leaders Fund II, Federated Utility Fund II, Federated High Income Bond Fund II
The Alger American Fund:
     Alger American Growth Portfolio, Alger American Small Capitalization Portfolio
Goldman Sachs Variable Insurance Trust (VIT):
     Goldman Sachs Growth and Income Fund, Goldman Sachs Mid Cap Value Fund Salomon Brothers Variable Series Fund Inc:
     Salomon Investors Fund, Salomon Total Return Fund, Salomon Strategic Bond Fund

     Not all of these portfolios may be available in all states or in all markets.

Your Policy provides for a Surrender Value. The amount of your Surrender Value will depend upon the investment performance of the portfolio(s) you select. You bear the investment risk of investing in Separate Account II.

You may cancel your Policy during the free-look period. Please note that replacing your existing insurance coverage with the Policy might not be to your advantage.

The Securities and Exchange Commission has not approved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the U.S. Government nor any governmental agency insures or guarantees your investment in the Policy.

This Prospectus contains information about Separate Account II that you should know before investing. Please read this Prospectus carefully before investing and keep it for future reference.

         The date of this Prospectus is _____________, 1999.

Table Of Contents


                                                                          Page
Definitions................................................................. 6
Policy Summary.............................................................  9
Risk Summary............................................................... 13
Portfolio Annual Expense Table..............................................16
  Other Policies............................................................18
GE Life And Annuity Assurance Company.......................................18
  State Regulation..........................................................19
Separate Account II.........................................................19
  Changes to Separate Account II............................................19
The Portfolios..............................................................20
  Investment Subdivisions...................................................21
  International and Global Equity...........................................21
  Specialty.................................................................21
  Small-Cap Stocks..........................................................22
  Mid-Cap Growth............................................................22
  Mid-Cap Value.............................................................22
  Large-Cap Growth..........................................................23
  Large-Cap Value...........................................................24
  Balanced..................................................................25

  Global Bonds..............................................................25

  High-Yield Bonds..........................................................25
  Domestic Bonds............................................................26
  Money Market..............................................................26
  Your Right to Vote Portfolio Shares.......................................27
Charges And Deductions......................................................27
  Premium Charge............................................................28
  Mortality and Expense Risk Charge.........................................28
  Monthly Deduction.........................................................29
  Cost of Insurance.........................................................29
  Surrender Charge..........................................................30
  Partial Surrender Processing Fee..........................................31
  Transfer Charge...........................................................32
  Other Charges.............................................................32
  Reduction of Charges for Group Sales......................................32
The Policy..................................................................33
  Applying for a Policy.....................................................33
  Owner.....................................................................33
  Beneficiary...............................................................33
  Changing the Beneficiary..................................................34
  Canceling a Policy........................................................34

                                                                           Page
Premiums....................................................................34
  General...................................................................34
  Tax Free Exchanges (1035 Exchanges).......................................35
  Certain Internal Exchanges................................................35
  Periodic Premium Plan.....................................................35
  Minimum Premium Payment...................................................35
  Allocating Premiums.......................................................36
How Your Account Value Varies...............................................36
  Account Value.............................................................36
  Surrender Value...........................................................36
  Investment Subdivision Values.............................................37
  Unit Values...............................................................37
  Net Investment Factor.....................................................37
Transfers...................................................................38
  General...................................................................38
  Dollar-Cost Averaging.....................................................38
  Asset Allocation..........................................................39
  Portfolio Rebalancing.....................................................39
  Transfers by Third Parties................................................40
Death Benefits..............................................................40
  Amount of Death Proceeds..................................................40
  Death Benefit Options.....................................................41
  Changing the Death Benefit Option.........................................42
  Changing the Specified Amount.............................................42
Surrenders And Partial Surrenders...........................................43
  Surrenders................................................................43
  Partial Surrenders........................................................43
  Effect of Partial Surrenders on Account Value and Death Proceeds..........43
Loans.......................................................................43
  General...................................................................43
  Preferred Policy Debt.....................................................44
  Interest Rate Charged.....................................................44
  Repayment of Policy Debt..................................................45
  Effect of Policy Loans....................................................45
Termination.................................................................45
  Premium to Prevent Termination............................................45
  Your Policy will Remain in Effect During the Grace Period.................46
  Reinstatement.............................................................46
Payments And Telephone Transactions.........................................46
  Requesting Payments.......................................................46
  Telephone Transactions....................................................47
Tax Considerations..........................................................47
  Federal Tax Matters.......................................................47

                                                                           Page
  Introduction..............................................................47
  Tax Status of the Policy..................................................47
  Tax Treatment of Policies -- General......................................48
  Special Rules for Modified Endowment Contracts............................50
  Income Tax Withholding....................................................51
  Tax Status of the Company.................................................51
  Changes in the Law and Other Considerations...............................51
Other Policy Information....................................................51
  Optional Payment Plans....................................................51
  Dividends.................................................................52
  Incontestability..........................................................52
  Suicide Exclusion.........................................................53
  Misstatement of Age or Gender.............................................53
  Written Notice............................................................53
  Trustee...................................................................53
  Other Changes.............................................................53
  Reports...................................................................54
  Change of Owner...........................................................54
  Supplemental Benefits.....................................................54
  Using the Policy as Collateral............................................55
  Reinsurance...............................................................55
  Legal Proceedings.........................................................55
Additional Information......................................................55
  Sale of the Policies......................................................55
  Legal Matters.............................................................56
  Year 2000 Readiness Disclosure............................................56
  Experts...................................................................57
  Actuarial Matters.........................................................57
  Financial Statements......................................................57
  Executive Officers and Directors..........................................58
  Other Information.........................................................59

Hypothetical Illustrations..................................................60


This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

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                                   DEFINITIONS
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We have tried to make this Prospectus as understandable as possible. However, in explaining how the Policy works, we have had to use certain terms that have special meanings. We define these terms below.

Account Value -- The total amount under the Policy in each Investment Subdivision and the General Account.

Age -- The age of each Insured at his or her birthday nearest the Policy Date or a Policy Anniversary.

Attained Age - For each Insured, an Insured's Age on the Policy Date plus the number of full years since the Policy Date.

Beneficiary -- The person or entity you designate to receive the Death Proceeds payable at the death of the Last Insured.

Continuation Amount -- A cumulative amount set forth on the Policy data pages for each month of the Continuation Period representing the minimum Net Total Premium required to keep the Policy in force during the Continuation Period.

Continuation Period -- The number of Policy Years during which the Policy will not lapse if the Net Total Premium is at least equal to the Continuation Amount for the number of Policy Months that the Policy has been in force.

Death Benefit - The amount determined under the Death Benefit Option in effect as of the date of death of the Last Insured.

Death Proceeds - The total amount payable to the Beneficiary upon the death of the Last Insured.

Fund -- Any open-end management investment company or unit investment trust in which Separate Account II invests.

General Account -- Assets of GE Life & Annuity other than those allocated to Separate Account II or any of our other separate accounts.

Home Office -- Our offices at 6610 West Broad Street, Richmond, Virginia 23230, 1-804-281-6000.

Insured(s) -- The person(s) whose lives are insured under the Policy.

Investment Subdivision -- A subdivision of Separate Account II, the assets of which invest exclusively in a corresponding portfolio of a Fund. Not all Investment Subdivisions may be available in all states or markets.

Last Insured - The last Insured to die.

Monthly Anniversary Day -- The same day in each month as the Policy Date.

Net Premium -- The portion of each premium you allocate to one or more Investment Subdivisions. It is equal to the premium paid times the Net Premium Factor.

Net Premium Factor -- The factor we use in determining the Net Premium which reflects a deduction from each premium paid.

Net Total Premium -- On any date, Net Total Premium equals the total of all premiums paid to that date less (a) divided by (b), where:

       (a) is any outstanding Policy Debt, plus the sum of any partial surrenders to date; and

       (b) is the Net Premium Factor.

Optional Payment Plan -- A plan under which any part of Death Proceeds or Surrender Value proceeds can be used to provide a series of periodic payments to you or a Beneficiary.

Owner -- The person (or persons) who owns (or own) the Policy. "You" or "your" refers to the Owner or Joint Owners. You may also name Contingent Owners.

Planned Periodic Premium -- A level premium amount scheduled for payment at fixed intervals over a specified period of time.

Policy -- The Policy with any attached application(s), any riders, and endorsements.

Policy Date -- The date as of which we issue the Policy and the date as of which the Policy becomes effective. We measure Policy Years and Anniversaries from the Policy Date. The Policy Date is shown on the Policy data pages. If the Policy Date would otherwise fall on the 29th, 30th, or 31st day of a month, the Policy Date will be the 28th.

Policy Debt -- The amount of outstanding loans plus accrued interest. We deduct Policy Debt from proceeds payable at the death of the Last Insured, or at the time of surrender.

Policy Month -- A one-month period beginning on a Monthly Anniversary Day and ending on the day immediately preceding the next Monthly Anniversary Day.

Separate Account II -- GE Life & Annuity Separate Account II, the segregated asset account of GE Life & Annuity to which you allocate Net Premiums.

Specified Amount -- An amount we use in determining the insurance coverage.

Surrender Value -- The amount we pay you when you surrender the Policy. It is equal to Account Value minus any Policy Debt and minus any applicable surrender charge.

Unit Value -- A unit of measure we use to calculate the Account Value for each Investment Subdivision.

Valuation Day -- For each Investment Subdivision, each day on which the New York Stock Exchange is open for business except for days that the Investment Subdivision's corresponding Fund does not value its shares.

Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and continues to the end of the next Valuation Day.

Policy Summary
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                                    PREMIUMS

o You select a premium payment plan. You are not required to pay premiums according to the plan, but may vary frequency and amount, within limits, and can skip planned premiums. See Periodic Premium Plan.

o Premium amounts depend on each Insured's Age, gender (where applicable), rating class, the Specified Amount selected, and any supplemental benefit riders. See Premiums.

o    You may make unscheduled premium payments, within limits. See Premiums.

o Under certain circumstances, you may have to pay extra premiums to prevent termination. See Premium to Prevent Termination.

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                            DEDUCTIONS FROM PREMIUMS

o If the initial Specified Amount is $500,000 or more, we currently deduct a 3 1/2% premium charge (5% maximum) from each premium before we place it in an Investment Subdivision. If the initial Specified Amount is at least $250,000 but less than $500,000, we currently deduct a 6 1/2% premium charge (8% maximum). We currently do not deduct the maximum premium charge but reserve the right to do so. We refer to the premium minus the premium charge as a Net Premium. We do not assess a premium charge against the policy loan portion of a premium received from the rollover of a life insurance policy. See Premium Charge.

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                           ALLOCATION OF NET PREMIUMS

o You allocate your Net Premiums among up to seven of the Investment Subdivisions of Separate Account II at any given time. Until l) the date we approve the application, 2) the date we receive all necessary forms (including any subsequent amendments to your application), and 3) the date we receive the entire initial premium, we will place any premiums you pay in a non-interest bearing account. We will then allocate your Net Premiums to the Investment Subdivisions you designate or, for states that require the refund of premiums during the free look period, we will allocate Net Premiums to the Money Market Investment Subdivision for 15 days, then to Investment Subdivisions you designate. See Allocating Premiums.

o The Investment Subdivisions invest in corresponding portfolios of the following Funds:


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Janus Aspen Series                                        Oppenheimer Variable Account Funds
      Growth Portfolio                                          Oppenheimer Bond Fund/VA
      Aggressive Growth Portfolio                               Oppenheimer Aggressive Growth Fund/VA
      International Growth Portfolio                            Oppenheimer Capital Appreciation  Fund/VA
      Worldwide Growth Portfolio                                Oppenheimer High Income Fund/VA
      Balanced Portfolio                                        Oppenheimer Multiple Strategies Fund/VA
      Flexible Income Portfolio                           Federated Insurance Series
      Capital Appreciation Portfolio                            Federated American Leaders Fund II
Variable Insurance Products Fund                                Federated Utility Fund II
      VIP Equity-Income Portfolio                               Federated High Income Bond Fund II
      VIP Overseas Portfolio                              The Alger American Fund
      VIP Growth Portfolio                                      Alger American Growth Portfolio
Variable Insurance Products Fund II                             Alger American Small Capitalization
      VIP II Asset Manager Portfolio                                 Portfolio
      VIP II Contrafund Portfolio                         Goldman Sachs Variable Insurance Trust
Variable Insurance Products Fund III                            Growth and Income Fund
      VIP III Growth & Income Portfolio                         Mid Cap Value Fund
      VIP III Growth Opportunities Portfolio              Salomon Brothers Variable Series Funds Inc
GE Investments Funds, Inc.                                      Investors Fund
      S&P 500 Index Fund                                        Total Return Fund
      Money Market Fund                                         Strategic Bond Fund
      Total Return Fund
      International Equity Fund                           See Investment Subdivisions.
      Real Estate Securities Fund
      Value Equity Fund
      Income Fund
      U.S. Equity Fund
      Premier Growth Equity Fund


              Not all of these portfolios may be available in all states or in all markets.
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                             DEDUCTIONS FROM ASSETS

o Each Fund deducts management fees and other expenses from its assets. For the year ended December 31, 1998, the minimum total annual expenses (as a percentage of average net assets) was .37% and the maximum total annual expenses (as a percentage of average net assets) was 1.15%. See Portfolio Annual Expenses.

o We deduct a daily mortality and expense risk charge at a current effective annual rate of 0.70% (maximum effective annual rate of 0.70%) from assets in the Investment Subdivisions.

o We make a monthly deduction from your Account Value for (1) the cost of insurance, (2) a policy charge of $5, (3) an expense charge of up to $.20 per $1,000 of initial Specified Amount, (4) an expense charge of up to $.20 per $1,000 of any increase in Specified Amount and (5) supplemental benefit charges. See Monthly Deduction.
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                                  ACCOUNT VALUE

o Account Value equals the total amount in each Investment Subdivision and the General Account.

o Account Value serves as the starting point for calculating certain values under a Policy, such as the Surrender Value and the Death Proceeds. Account Value varies from day to day to reflect investment experience of the Investment Subdivisions, charges deducted and other Policy transactions (such as Policy loans, transfers and partial surrenders). See How Your Account Value Varies.

o You can transfer Account Value among the Investment Subdivisions (subject to certain restrictions). A $10 transfer charge applies to each transfer made after the first transfer in a calendar month. See Transfers for rules and limits. Policy loans reduce the amount available for allocations and transfers.

o There is no minimum guaranteed Account Value. During the Continuation Period, the Policy will lapse if the Surrender Value is too low to cover the monthly deduction and the Net Total Premium is less than the Continuation Amount. After the Continuation Period, the Policy will lapse if the Surrender Value is too low to cover the monthly deduction. See Premium to Prevent Termination.

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                                 CASH BENEFITS

o You may take a Policy loan for up to 90% of the difference between Account Value and any surrender charges, minus any Policy Debt. See Loans.

o You may partially surrender your Policy up to a maximum amount. The minimum partial surrender amount is $500, and a processing fee equal to the lesser of $25 or 2% of the amount of the partial surrender will apply to each partial surrender. If you select Death Benefit Option B, you may only make partial surrenders after the first Policy Year. See Partial Surrenders.

o You can surrender your Policy at any time before the death of the Last Insured for its Surrender Value (Account Value minus Policy Debt and minus any applicable surrender charge). A surrender charge will apply during the first 16 Policy Years, for 16 Policy Years after an increase in the Specified Amount, or to the younger Insured's attained age 100 if earlier. See Surrenders and Surrender Charge.

o    You may choose from a variety of payment options. See Requesting Payments.
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                                 DEATH BENEFITS

o    The minimum Specified Amount available is $250,000.

o    We will pay Death Proceeds only upon the death of the Last Insured.

o You may choose from two Death Benefit Options: Option A (greater of Specified Amount plus Account Value, or the applicable corridor percentage multiplied by Account Value); or Option B (greater of Specified Amount, or the applicable corridor percentage multiplied by Account Value). We determine the Specified Amount and Account Value for this purpose as of the date of death of the Last Insured. See Death Benefits.

o    Death Proceeds are payable as a lump sum or under a variety of options.

o You may change the Specified Amount and the Death Benefit Option. See Changing the Specified Amount and Changing the Death Benefit Option for rules and limits.

o During the Continuation Period, the Policy will remain in force regardless of the sufficiency of Surrender Value so long as the Net Total Premium is at least equal to the Continuation Amount. See Premium to Prevent Termination.
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RISK SUMMARY

Investment Risk     Your Account Value is subject to the risk that investment
                    performance will be unfavorable and that your Account Value will decrease. Because we continue to deduct charges from Account Value, if investment results are sufficiently unfavorable and/or you stop making premium payments at or above the minimum requirements, the Surrender Value of your Policy may fall to zero. In that case, the Policy will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is too low to cover the monthly deductions so long as the Net Total
                    Premium is at least equal to the Continuation Amount. On the other hand, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, you may be able to draw upon Account
                    Value, through partial surrenders and Policy loans.


 Risk of            If the Surrender Value of your Policy is too low to pay the
 Termination        Monthly Deduction when due (and, during the Continuation
                    Period, the Net Total Premium is less than the Continuation
                    Amount), the Policy will be in default and a grace period will begin. There is a risk that if withdrawals, loans, and monthly deductions reduce your Surrender Value to too low an amount and/or if the investment experience of your selected
                    Investment Subdivisions is unfavorable, then your Policy could lapse. In that case, you will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. After termination, you may reinstate your Policy within three years subject to certain conditions.

Tax Risks           We intend for the Policy to satisfy the definition of a
                    "life insurance contract" under section 7702 of the Internal
                    Revenue Code of 1986, as amended (the "Code"). In general, earnings under the Policy will not be taxed until a distribution is made from the Policy. In addition, death benefits generally will be excludable from income. In the case of a Policy that is considered a "modified endowment contract," special rules apply and a 10% penalty tax may be imposed on distributions, including loans. See Special Rules for Modified Endowment Contracts. You should consult a qualified tax advisor in all tax matters involving your Policy.

Limits on           The Policy permits you to take partial surrenders. However,
Partial             if you selected Option B, you may only make partial
Surrenders          surrenders after the first Policy Year.

                    The minimum partial surrender amount is $500, and we will assess a processing fee on the surrender. There is a limit on the maximum amount you may partially surrender.

                    Partial surrenders will reduce your Account Value and Death Proceeds. Federal income taxes and a penalty tax may apply to partial surrenders.


Effects of          A Policy  loan, whether or not repaid, will affect Account
Policy  Loans       Value over time because we subtract the amount of the loan from the Investment Subdivisions as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Investment Subdivisions. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Subdivisions, the effect could be favorable or unfavorable.

                    A Policy loan also reduces the Death Proceeds. A Policy loan could make it more likely that a Policy would terminate. There is a risk if the loan reduces your Surrender Value to too low an amount and investment experience is unfavorable, that the Policy will lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid the Policy's termination without value and the end of insurance coverage.


Comparison  With    The Policy is similar in many ways to universal  life
Other Insurance     insurance. As with universal life insurance:
Policies
                    o    the Owner pays premiums for insurance coverage on the
                         Insureds;

                    o the Policy provides for the accumulation of Surrender Value that is payable if the Owner surrenders the Policy during the Insureds' lifetimes;

                    o and the Surrender Value may be substantially lower than the premiums paid.

                    However, the Policy differs from universal life insurance in that it permits you to place your premium in the Investment Subdivisions. The amount and duration of life insurance protection and of the Policy's Account Value will vary with the investment performance of the Investment Subdivisions you select.

                    The Surrender Value of your Policy may decrease if the investment performance of the Investment Subdivisions to which you allocate Account Value is sufficiently adverse. If the Surrender Value becomes insufficient to cover charges when due and the Continuation Period is not in effect, the Policy will terminate without value after a grace period.

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                         PORTFOLIO ANNUAL EXPENSE TABLE
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This table describes the portfolio fees and expenses. These fees and expenses are shown as a percentage of net assets for the year ended December 31, 1998. The prospectus for each Fund contains more detail concerning a portfolio's fees and expenses.

Portfolio Annual Expenses

Annual expenses of the portfolios of the Funds for the year ended December 31, 1998 (as a percentage of each portfolio's average net assets):


                                                        Management Fees          Other Expenses
                                                        (after fee waiver        (after reimbursement     Total Annual
   Portfolio                                            as applicable)           as applicable)           Expenses

   International and Global Equity
     Janus Aspen Worldwide Growth Portfolio1                      .65%                     .07%                  .72%
     Janus Aspen International Growth Portfolio1                  .66                      .20                   .86
     VIP Overseas Portfolio2                                      .74                      .15                   .89
     GE International Equity Fund                                1.00                      .15                  1.15
   Specialty
     GE Real Estate Securities Fund                               .85                      .14                   .99
   Small-Cap Stocks
     Oppenheimer Aggressive Growth Fund/VA                        .69                      .02                   .71
     Alger American Small Capitalization Portfolio                .85                      .04                   .89
   Mid-Cap Growth
     Janus Aspen Aggressive Growth Portfolio                      .72                      .03                   .75
     Goldman Sachs VIT Mid Cap Value Fund*5                       .80                      .15                   .95
   Mid-Cap Value
     GE Value Equity Fund**                                       .65                      .10                   .75
   Large-Cap Growth
     Janus Aspen Growth Portfolio1                                .65                      .03                   .68
     Janus Aspen Capital Appreciation Portfolio1                  .70                      .22                   .92
     VIP II Contrafund Portfolio3                                 .59                      .07                   .66
     VIP Growth Portfolio2                                        .59                      .07                   .66
     VIP III Growth & Income Portfolio4                           .49                      .11                   .60
     Oppenheimer Capital Appreciation Fund/VA                     .72                      .03                   .75
     GE Premier Growth Equity Fund                                .65                      .17                   .82
     Alger American Growth Portfolio                              .75                      .04                   .79
   Large-Cap Value
     VIP Equity-Income Portfolio 2                                .49                      .08                   .57
     VIP III Growth Opportunities Portfolio4                      .59                      .11                   .70
     GE U.S. Equity Fund                                          .55                      .14                   .69
     GE S&P 500 Index Fund                                        .35                      .10                   .45
     Federated Utility Fund II8                                   .68                      .25                   .93
     Federated American Leaders Fund II8                          .74                      .14                   .88
     Goldman Sachs VIT Growth and Income Fund5                    .75                      .15                   .90
     Salomon Investors Fund6                                      .70                      .30                  1.00
   Balanced
     Janus Aspen Balanced Portfolio                               .72                      .02                   .74
     VIP II Asset Manager Portfolio3                              .54                      .09                   .63
     Oppenheimer Multiple Strategies Fund/VA                      .72                      .04                   .76
     GE Total Return Fund                                         .50                      .13                   .63
     Salomon Total Return Fund6                                   .80                      .20                  1.00
   Global Bonds
     Salomon Strategic Bond Fund6                                 .75                      .25                  1.00
                                       16

   High-Yield Bonds
     Janus Aspen Flexible Income Portfolio                        .65%                     .08%                  .73%
     Oppenheimer High Income Fund/VA                              .74                      .04                   .78
     Federated High Income Bond Fund II                           .60                      .18                   .78
   Domestic Bonds
     Oppenheimer Bond Fund/VA                                     .72                      .02                   .74
     GE Income Fund                                               .50                      .14                   .64
   Money Market
     GE Money Market Fund 7                                       .25                      .12                   .37


Not all portfolios may be available in all states or markets.

* These expenses are estimated due to the portfolio being in existence for less than 10 months.

** Although past practice reflects investments within the mid cap range, the portfolio is not restricted on the capitalizations of the companies in which it can invest.

     1 Absent reimbursements, the total annual expenses of the portfolios of the Janus Aspen Series during 1998 would have been .75% for Growth Portfolio, .95% for International Growth Portfolio, .74% for Worldwide Growth Portfolio, and .97% for Capital Appreciation Portfolio.


    2 A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or Fidelity Management & Research Company ("FMR") on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Absent these reductions and credits, the total annual expenses of the portfolios of the Variable Insurance Products Fund during 1998 would have been .58% for VIP Equity-Income Portfolio, .91% for VIP Overseas Portfolio and .68% for VIP Growth Portfolio.


     3 A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or FMR on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Absent these reductions and credits, the total annual expenses of the portfolios of the Variable Insurance Products Fund II during 1998 would have been .64% for VIP II Asset Manager Portfolio and .70% for VIP II Contrafund Portfolio.

     4 A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or FMR on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Absent these reductions and credits, the total annual expenses of the portfolios of the Variable Insurance Products Fund III during 1998 would have been .61% for VIP III Growth & Income Portfolio and .71% for VIP III Growth Opportunities Portfolio.

     5 Goldman Sachs Asset Management has voluntarily agreed to reduce or limit certain other expenses (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.15% of each Fund's respective average daily net assets. The investment adviser may modify or discontinue any of the limitations set forth above in the future at its discretion. Absent reimbursements, the total annual expenses during 1998 would have been 2.69% for Growth and Income Fund and 4.79% for Mid Cap Value Fund.

     6 Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of Salomon Brothers Variable Series Fund during 1998 would have been 2.07% for Investors Fund, 2.90% for Total Return Fund and 1.79% for Strategic Bond Fund.

     7 GE Investment Management Incorporated currently serves as investment adviser to GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.) and has voluntarily agreed to waive a portion of the fee payable by the Fund. Absent this fee waiver, the total annual expenses of the GE Money Market Fund would have been .59%.

     8 Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of the Federated Insurance Series during 1998 would have been .89% for Federated American Leaders Fund II and 1.00% for Federated Utility Fund II.

The expense information regarding the Funds was provided by those Funds. We have not independently verified this information. We cannot guarantee that the reimbursements and fee waivers provided by certain of the Funds will continue.

Other Policies

We offer other variable life insurance policies which also invest in the same portfolios of the Funds. These policies may have different charges that could affect the value of the Investment Subdivisions and may offer different benefits more suitable to your needs. To obtain more information about these policies, contact your agent, or call (800) 352-9910.

-------------------------------------------------------------------------------
                      GE LIFE AND ANNUITY ASSURANCE COMPANY
-------------------------------------------------------------------------------

We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We are principally engaged in the offering of life insurance and annuity policies. We are admitted to do business in 49 states and the District of Columbia. Our principal offices are at 6610 West Broad Street, Richmond, Virginia 23230. Before January 1, 1999, our name was The Life Insurance Company of Virginia.

General Electric Capital Assurance Company ("GE Capital Assurance"), which is an indirect wholly-owned subsidiary of General Electric Capital Corporation ("GE Capital") owns the majority of our stock. GE Financial Assurance Holdings, Inc., a direct wholly-owned subsidiary of GE Capital, owns our remaining stock. GE Capital, a New York corporation, is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. GE Capital's indirect parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large electric power generation equipment.

GNA Corporation, a direct wholly-owned subsidiary of GE Financial Assurance Holdings, Inc., directly owns the stock of Capital Brokerage Corporation (the principal underwriter for the Policies and a broker/dealer registered with the U.S. Securities and Exchange Commission).

We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering various aspects of sales and service for individually sold life insurance and annuities.

State Regulation

We are subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. We file an annual statement with the Virginia Commissioner of Insurance on or before March l of each year covering our operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines our liabilities and reserves and those of Separate Account II and assesses their adequacy, and a full examination of our operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia, at least every five years.

We are also subject to the insurance laws and regulations of other states within which we are licensed to operate.

-------------------------------------------------------------------------------
                               SEPARATE ACCOUNT II
-------------------------------------------------------------------------------

We established GE Life & Annuity Separate Account II as a separate investment account on August 2l, 1986. Separate Account II currently has thirty-eight Investment Subdivisions available under the Policy. Each Investment Subdivision invests exclusively in shares representing an interest in a separate corresponding portfolio of one of the ten Funds described below.

The assets of Separate Account II belong to us. However, we may not charge the assets in Separate Account II attributable to the Policies with liabilities arising out of any other business which we may conduct. If Separate Account II's assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account. Income and both realized and unrealized gains or losses from the assets of Separate Account II are credited to or charged against Separate Account II without regard to the income, gains or losses arising out of any other business we may conduct.

Separate Account II is registered with the SEC as a unit investment trust under the Investment Company Act of l940 (the "l940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of Separate Account II by the SEC.

Changes To Separate Account II

Separate Account II may include other Investment Subdivisions that are not available under the Policy. We may substitute another investment subdivision or insurance company separate account under the Policy if, in our judgment, investment in an Investment Subdivision should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another investment subdivision or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the l940 Act and applicable law.

We may also, where permitted by law:

o    create new separate accounts;

o    combine separate accounts, including Separate Account II;

o transfer assets of Separate Account II, which we determine to be associated with the class of Policies to which this Policy belongs, to another separate account;

o add new Investment Subdivisions to or remove Investment Subdivisions from Separate Account II, or combine Investment Subdivisions;

o    make the Investment Subdivisions available under other policies we issue;

o    add new Funds or remove existing Funds;

o substitute new Funds for any existing Fund which we determine is no longer appropriate in light of the purposes of the Separate Account;

o    deregister Separate Account II under the 1940 Act; and

o operate Separate Account II under the direction of a committee or in another form.


-------------------------------------------------------------------------------
                                 THE PORTFOLIOS
-------------------------------------------------------------------------------

You decide the Investment Subdivisions to which you direct Net Premiums. You may change your premium allocation without penalty or charges. There is a separate Investment Subdivision which corresponds to each portfolio of a Fund offered in this Policy.

Each Fund is registered with the Securities and Exchange Commission as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before choosing an Investment Subdivision to allocate your Net Premiums and Account Value, carefully read the prospectus for each Fund, along with this Prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

Investment Subdivisions

We offer you a choice from among 38 Investment Subdivisions, each of which invests in an underlying portfolio of one of the Funds. You may invest in up to seven Investment Subdivisions at any one time.


----------------------------------- ------------------------------------------------------------------ ----------------------------


        Investment Subdivision                        Investment Objective(1)                            Adviser (and Sub-
                                                                                                         Adviser, as applicable)
----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                  International and Global Equity
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------
Janus Aspen Series                  Seeks long-term capital growth in a manner consistent              Janus Capital Corporation
Worldwide Growth Portfolio          with the preservation of capital. Pursues this objective by investing in a diversified portfolio of common stocks of
                                    foreign and domestic issuers of all sizes. Normally invests in at least five different countries including the United
                                    States.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Janus Aspen Series                  Seeks long-term growth of capital. Pursues this objective           Janus Capital Corporation
International Growth Portfolio      primarily through investments in common stocks of issuers
                                    located outside the United States. The portfolio normally
                                    invests at least 65% of its total assets in securities of
                                    issuers from at least five different countries, excluding the
                                    United States.


----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Fidelity Variable Insurance         Seeks long-term growth of capital by investing at least 65% of      Fidelity Management &
Products Fund                       total assets in foreign securities, primarily in common stocks.     Research Company
VIP Overseas Portfolio                                                                                  (Subadvised by Fidelity
                                                                                                        Management & Research (U.K.)
                                                                                                        Inc., Fidelity Management &
                                                                                                        Research Far East Inc.,
                                                                                                        Fidelity International
                                                                                                        Investment Advisors and
                                                                                                        Fidelity International
                                                                                                        Investment Advisors (U.K.)
                                                                                                        Limited)

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

GE Investments Funds                Objective of providing long-term growth of capital by investing     GE Investment
International Equity Fund           primarily in foreign equity and equity-related securities which     Management Incorporated
                                    the Adviser believes have long-term potential for capital growth.

----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                              Specialty
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

GE Investments Funds                Objective of providing maximum total return through current         GE Investment
Real Estate Securities Fund         income and capital appreciation by investing primarily in           Management
                                    securities of U.S. issuers that are principally engaged in or       Incorporated
                                    related to the real estate industry including those that own        (Subadvised by
                                    significant real estate assets. The portfolio will not invest       Seneca Capital
                                    directly in real estate.                                            Management, L.L.C.)

-----
1 Standard and Poor's, together with the Funds, determined these categories.


----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                             Small-Cap Stocks
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------
Oppenheimer                         Seeks to achieve capital appreciation by investing in               OppenheimerFunds, Inc.
Variable Account Funds              "growth-type" companies.
Aggressive Growth Fund/VA

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

The Alger American Fund             Seeks long-term capital appreciation by focusing on small,          Fred Alger Management, Inc.
Alger American                      fast-growing companies that offer innovative products, services
Small Capitalization Portfolio      or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the
                                    equity  securities of small capitalization companies.
                                    A small capitalization company  is one  that  has a
                                    market capitalization within  the range of the Russell 2000
                                    Growth Index or the S&P (R) Small Cap 600 Index.

----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                              Mid-Cap Growth
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Janus Aspen Series                  Non-diversified portfolio pursuing long-term growth of capital.     Janus Capital Corporation
Aggressive Growth Portfolio         Pursues this objective by normally investing at least 50% of its assets in equity securities issued by medium-sized companies.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Goldman Sachs Variable              Seeks long-term capital  appreciation,  primarily through            Goldman Sachs
Insurance Trust (VIT)               equity securities of companies with public stock  market             Asset Management
Mid Cap Value Fund                  capitalizations within the range of the market capitalization of companies constituting the Russell Midcap Index at the
                                    time of investment  (currently  between $400
                                    million and $16 billion).


----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                               Mid-Cap Value
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

GE  Investments  Funds              Objective of  providing long term growth of capital by             GE Investment
Value Equity Fund                   investing primarily in common stock and other equity               Management
                                    securities of companies that the investment adviser believes       Incorporated
                                    are undervalued  by the marketplace at the time of purchase        (Subadvised by
                                    and that  offer  the  potential for above-average growth  of       NWQ Investment
                                    capital. Although the current portfolio reflects investments       Management
                                    primarily within the mid cap range, the Fund is not                Company)
                                    restricted to investments within  any particular capitalization and may in the future invest a majority of its assets
                                    in another capitalization range.


----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                             Large-Cap Growth
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------
Janus  Aspen  Series                Seeks  long-term capital growth consistent with  the                Janus Capital
Growth Portfolio                    preservation of capital and pursues its objective by investing in   Corporation
                                    common stocks of companies of any size. Emphasizes larger, more established issuers.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Janus Aspen Series                  Seeks long-term growth of capital. Pursues this objective by       Janus Capital
Capital Appreciation Portfolio      investing primarily in common stocks of companies of any size.      Corporation

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Fidelity Variable  Insurance        Seeks long-term  capital  appreciation by investing mainly in       Fidelity
Products Fund II                    common stocks and in securities of companies whose value is         Management &
VIP II Contrafund Portfolio         believed  to have not been fully recognized by the public. This     Research
                                    fund invests in domestic and foreign issuers. This fund also        Company
                                    invests in "growth" stocks or "value" stocks or both.               (Subadvised by Fidelity
                                                                                                        Management & Research
                                                                                                        (U.K.) Inc. and Fidelity
                                                                                                        Management & Research Far
                                                                                                        East Inc.)

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Fidelity  Variable  Insurance        Seeks capital appreciation by investing primarily in               Fidelity
Products Fund                        common stocks of companies believed to have above-average          Management &
VIP Growth Portfolio                 growth potential.                                                  Research
                                                                                                        Company
------------------------------------ ------------------------------------------------------------------ ----------------------------
------------------------------------ ------------------------------------------------------------------ ----------------------------

Fidelity  Variable  Insurance         Seeks high total return through a combination of current          Fidelity Management
Products Fund III                     income and capital appreciation by investing a majority of        & Research Company
VIP III Growth & Income               assets in common stocks with a focus on those that pay current    (Subadvised by Fidelity
Portfolio                             dividends and show potential for capital appreciation.            Management & Research
                                                                                                        (U.K.) Inc. and Fidelity
                                                                                                        Management & Research Far
                                                                                                        East Inc.)

------------------------------------ ------------------------------------------------------------------ -----------------------
------------------------------------ ------------------------------------------------------------------ ----------------------------

Oppenheimer Variable Account         Seeks capital appreciation from investments in securities          OppenheimerFunds, Inc.
Funds                                of well-known  and  established companies. Such securities
Capital Appreciation Fund/VA         generally have a history of earnings  and  dividends and are issued by  seasoned companies  (having an operating history of at least five  years, including predecessors). Current
                                     income is a secondary consideration in the selection
                                     of  the Capital Appreciation Fund's portfolio securities.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

GE Investments Funds                 Objective of providing long-term growth of capital as well          GE Investment
Premier Growth Equity Fund           as future (rather than current) income by investing primarily in    Management
                                     growth-oriented equity securities.                                  Incorporated

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

The Alger  American Fund             Seeks long-term capital appreciation by focusing on growing       Fred Alger Management, Inc.
Alger American Growth Portfolio      companies that generally have broad product lines, markets, financial resources and depth of management. Under normal
                                     circumstances, the portfolio invests primarily in the
                                     equity  securities of large companies.  The portfolio considers a large company to have a  market capitalization of
                                     $1 billion or greater.



----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                              Large-Cap Value
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------
Fidelity  Variable  Insurance        Seeks reasonable income and will consider the potential for         Fidelity Management &
Products Fund                        capital appreciation. The fund also seeks a yield, which exceeds    Research
VIP Equity-Income                    the composite yield on the securities comprising the S&P 500        Company
Portfolio                            by investing primarily in income-producing equity securities and by investing in domestic and foreign issuers.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Fidelity  Variable  Insurance       Seeks to provide  capital growth by investing primarily             Fidelity
Products Fund III                   in common stock and other types of securities, including  bonds,    Management &
VIP III Growth Opportunities        which may be lower-quality debt securities.                         Research
Portfolio                                                                                               Company
                                                                                                        (Subadvised by Fidelity
                                                                                                        Management & Research
                                                                                                        (U.K.) Inc. and Fidelity
                                                                                                        Management & Research Far
                                                                                                        East Inc.)

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

GE Investments Funds                Objective of providing long-term growth of capital through          GE Investment Management
U.S. Equity Fund                    investments primarily in equity securities of U.S. companies.       Incorporated

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

GE  Investments   Funds             Objective of providing  capital appreciation and                   GE Investment Management
S&P 500 Index Fund(2)               accumulation of income  that corresponds to the investment         Incorporated
                                    return of the Standard & Poor's 500 Composite Stock Price Index    (Subadvised by State
                                    through investment in common stocks comprising the Index.           Street
                                                                                                        Global
                                                                                                        Advisors)
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Federated  Insurance  Series        Seeks high current income and  moderate capital appreciation        Federated
Utility Fund II                     by investing primarily in equity and debt securities of utility     Investment
                                    companies.                                                          Management
                                                                                                        Company
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Federated Insurance Series          Seeks long-term growth of capital with a secondary objective of     Federated Investment
American Leaders Fund II            providing income. Seeks to achieve its objective by investing,      Management Company
                                    under normal circumstances, at least 65% of its total  assets in common  stock of "blue chip" companies.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Goldman Sachs Variable  Insurance   Seeks  long-term  capital growth and growth of income,  primarily    Goldman Sachs
Trust (VIT)                         through equity securities that are considered to have favorable      Asset
Growth and Income Fund              prospects for capital appreciation and/or dividend-paying ability.   Management

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Salomon  Brothers  Variable         Seeks long-term growth of capital with current income               Salomon Brothers
Series Funds                        as a secondary objective, primarily through                         Asset
Investors Fund                      investments in common stocks of well-known companies.               Management Inc


------- 2 "Standard & Poor's," "S&P," and "S&P 500" are trademarks of The
McGraw-Hill Companies, Inc. and have been licensed for use by GE Investment
Management Incorporated. The S&P 500 Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this Fund or the Policy.



----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                                 Balanced
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------
Janus Aspen Series                  Seeks long term growth of capital.  Pursues this objective          Janus Capital Corporation
Balanced Portfolio                  consistent with the preservation of capital and balanced by current income. Normally invests 40-60% of its assets in
                                    securities selected primarily for their growth potential and
                                    40-60% of its assets in securities  selected
                                    primarily for their income potential.
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Fidelity Variable  Insurance        Seeks high total return with reduced risk over the  long-term       Fidelity
Products Fund II                    by allocating  assets among stocks, bonds and short-term  and       Management &
VIP II Asset Manager                money market instruments.                                           Research
Portfolio                                                                                               Company
                                                                                                        (Subadvised by Fidelity
                                                                                                        Management & Research
                                                                                                        (U.K.) Inc. and Fidelity
                                                                                                        Management & Research Far
                                                                                                        East Inc.)

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Oppenheimer Variable Account Funds  Seeks total investment return (which includes current income        OppenheimerFunds, Inc.
Multiple Strategies Fund/VA         and capital appreciation  in the values of its shares) from investments in common stocks and other equity securities,  bonds and other debt securities, and "money market" securities.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

GE Investments Funds                Objective of providing the highest total return, composed of        GE Investment
Total Return Fund                   current income and capital appreciation, as is consistent with      Management Incorporated
                                    prudent  investment  risk  by  investing  in common   stock,
                                    bonds  and  money   market instruments,  the  proportion  of
                                    each being continuously  determined  by the  investment
                                    adviser.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Salomon Brothers Variable           Seeks to obtain above-average income by primarily investing         Salomon
Series Funds                        in a broad variety of securities, including stocks, fixed-income    Brothers Asset
Total Return Fund                   securities and short-term obligations.                              Management Inc

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                             Global Bonds
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Salomon  Brothers  Variable         Seeks high level of current income  with  capital appreciation      Salomon Brothers
Series Funds                        as a secondary objective,  through a globally  diverse  portfolio   Asset Management Inc
Strategic  Bond  Fund               of fixed-income investments, including lower-rated fixed
                                    income securities commonly known as junk bonds.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                             High-Yield Bonds
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Janus Aspen Series                  Seeks maximum total return consistent with preservation of          Janus Capital Corporation
Flexible Income Portfolio           capital. Total return is expected to result from a combination of  income and capital  appreciation.  The portfolio pursues its objective primarily by investing in any  type of
                                    income-producing securities. This portfolio may have
                                    substantial  holdings of lower-rated debt securities  or
                                    "junk"  bonds.  The risks of investing in junk bonds are
                                    described in the prospectus  for Janus Aspen  Series, which should be read carefully before investing.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Oppenheimer Variable Account Funds   Seeks high current income from investments in high yield fixed      OppenheimerFunds,  Inc.
High Income Fund/VA                  income securities, including unrated securities or high-risk securities in lower rating categories. These securities may be considered speculative. This Fund may have substantial
                                     holdings of lower-rated debt securities or "junk" bonds.
                                     The risks of investing in junk bonds are described in
                                     the prospectus for the Oppenheimer Variable Account Funds, which should be read carefully before investing.



----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------
Federated Insurance Series          Seeks high current income by investing primarily in a diversified   Federated Investment
High Income Bond Fund II            portfolio of professionally managed fixed-income securities.  The   Management Company
                                    fixed  income  securities  in which the Fund intends to invest are lower-rated  corporate debt  obligations, commonly referred to as "junk bonds".  The risks of these securities and their high yield potential are described in  the  prospectus for the
                                    Federated Insurance  Series,  which should  be  read
                                    carefully before investing.

----------------------------------- ------------------------------------------------------------------ ----------------------------

                                                              Domestic Bonds
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

Oppenheimer Variable Account Funds  Seeks high level of current income and capital, and growth when     OppenheimerFunds, Inc.
Bond Fund/VA                        consistent with its primary objective.  Under normal conditions this fund will invest at least 65% of its total assets in
                                    investment grade debt securities.

----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

GE Investments Funds                Objective of providing maximum income consistent with prudent       GE Investment
Income Fund                         investment management and preservation of capital by investing      Management Incorporated
                                    primarily in income-bearing debt securities and other income bearing instruments.
----------------------------------- ------------------------------------------------------------------ ----------------------------


                                                              Money Market
----------------------------------- ------------------------------------------------------------------ ----------------------------
----------------------------------- ------------------------------------------------------------------ ----------------------------

GE Investments Funds                Objective of providing highest level of current income as is        GE Investment
Money Market Fund                   consistent with high liquidity and safety of principal by           Management Incorporated
                                    investing in various types of good quality money market
                                    securities.
----------------------------------- ------------------------------------------------------------------ ----------------------------



Not all of these portfolios may be available in all states or markets.

We will purchase shares of the portfolios at net asset value and direct them to the appropriate Investment Subdivisions of Separate Account II. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender proceeds or for other purposes described in the Policy. We automatically reinvest all dividends and capital gain distributions of the portfolios in shares of the distributing portfolios at their net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in Unit Values.

Shares of the portfolios of the Funds are not sold directly to the general public. They are sold to us, and they may also be sold to other insurance companies that issue variable annuity and variable life insurance policies. In addition, they may be sold to retirement plans.

When a Fund sells shares in any of its portfolios both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When a Fund sells shares in any of its portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the Prospectuses for the Funds.

We have entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of Account II and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisors or distributors. These agreements reflect administrative services we provide.

Your Right To Vote Portfolio Shares

As required by law, we will vote the portfolio shares held in Separate Account II at meetings of the shareholders of the Funds. The voting will be done according to the instructions of Owners who have interests in any Investment Subdivisions which invest in the portfolios of the Funds. If the 1940 Act or any regulation under it should be amended, and if as a result we determine that we are permitted to vote the portfolios' shares in our own right, we may elect to do so.

We will determine the number of votes which you have the right to cast by applying your percentage interest in an Investment Subdivision to the total number of votes attributable to the Investment Subdivision. In determining the number of votes, we will recognize fractional shares.

We will vote portfolio shares of a class held in an Investment Subdivision for which we received no timely instructions in proportion to the voting instructions which we received for all Policies participating in that Investment Subdivision. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a Fund calls a shareholders meeting, each person having a voting interest in an Investment Subdivision will receive proxy material, reports and other materials relating to the portfolio. Since each portfolio may engage in shared funding, other persons or entities besides the Company may vote portfolio shares. See Investment Subdivisions.

-------------------------------------------------------------------------------
                             CHARGES AND DEDUCTIONS
-------------------------------------------------------------------------------

This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. The services and benefits we provide include:

o the partial surrender, surrender, Policy loan and death benefits under the Policy;

o investment options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs;

o    administration of various elective options under the Policy; and

o    the distribution of various reports to Owners.

The costs and expenses we incur include:

o those associated with underwriting applications, increases in Specified Amount, and riders;

o various overhead and other expenses associated with providing the services and benefits provided by the Policy;

o    sales and marketing expenses; and

o other costs of doing business, such as federal, state and local premium and other taxes and fees.

The risks we assume include:

o that the Insureds may live for a shorter period of time than estimated, resulting in the payment of greater death benefits than expected; and

o that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

We may profit from any charges deducted, such as the mortality and expense risk charge. We may use any such profits for any purpose, including payment of distribution expenses.

Premium Charge

If the initial Specified Amount is $500,000 or more, we currently deduct a 3 1/2% charge (5% maximum) from each premium before placing the resulting Net Premium in the Investment Subdivisions. If the initial Specified Amount is at least $250,000 but less than $500,000, we currently deduct a 6 1/2% premium charge (8% maximum). We currently do not deduct the maximum premium charge but reserve the right to do so. We will not assess the premium charge against the policy loan portion of a premium received from the rollover of a life insurance policy.

Mortality and Expense Risk Charge

We currently deduct a daily charge from assets in the Investment Subdivisions attributable to the Policies at an effective annual rate of 0.70% of net assets. We will not increase this charge for the duration of your Policy. This charge is factored into the net investment factor.

The mortality risk we assume is the risk that the Insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefit proceeds than expected will be payable. The expense risk we assume is that expenses incurred in issuing and administering the Policies will be greater than estimated and, therefore, will exceed the expense charge limits set by the Policies.

Monthly Deduction

We make a monthly deduction on the Policy Date and each Monthly Anniversary Day from Account Value. The monthly deduction for each Policy consists of:

o    the cost of insurance charge (discussed below);

o    a policy charge of $5;

o an expense charge of up to $.20 per $1,000 of initial Specified Amount (however, our current practice may be more favorable to you in that we currently vary this charge based on the issue Age of each Insured, and in that we currently deduct this charge only in the first ten Policy Years);

o an expense charge for any increases in Specified Amount of up to $.20 per $1,000 of increase (however, our current practice may be more favorable to you in that we currently vary this charge based on the issue Age of each Insured, and in that we currently deduct this charge only during the first ten Policy Years following the increase); and

o any charges for additional benefits added by riders to the Policy (see Supplemental Benefits).

We will allocate the monthly deduction for a Policy Month among the Investment Subdivisions of Separate Account II in the same proportion that your Policy's Account Value in each Subdivision bears to the total Account Value in all Investment Subdivisions at the beginning of the Policy Month.

Cost of Insurance

The cost of insurance is a significant charge under your Policy because it is the primary charge for the death benefit we provide you. We determine the cost of insurance in a manner that reflects the anticipated mortality of both Insureds and the fact that the death benefit is not payable until the death of the Last Insured. Because the cost of insurance depends on a number of factors (Age, gender (where applicable), Policy duration, and rating class), the cost will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. The cost of insurance rates generally increase as the Insureds' attained age increases.

We calculate the cost of insurance on each Monthly Anniversary Day based on the net amount at risk. We determine the net amount at risk by the following formula:

            Death Benefit
           ---------------
             1.0032737            -       Account Value

To determine the cost of insurance for a particular Policy Month, we divide the net amount at risk by 1000 and multiply that result by the applicable cost of insurance rate. If Option B is in effect, and the Specified Amount has increased, we first consider the Account Value part of the initial Specified Amount. If the Account Value is more than the initial Specified Amount, we will consider it part of the increased Specified Amounts resulting from increases in the order of the increases.

The cost of insurance rates for the Policy are based on each Insured's Age, gender (where applicable), Policy duration, and applicable rating class. We currently place Insureds in the following rating classes when we issue the Policy, based on our underwriting: a male or female or unisex rating class where appropriate under applicable law (currently including the state of Montana); and a nicotine use or no nicotine use rating class. In addition, some Insureds may qualify for a preferred rating. The original rating classes apply to the initial Specified Amount. If you apply for an increase in Specified Amount, you will have to submit evidence satisfactory to us that each Insured is insurable at the same rating class used at the time we issued the Policy. The death of the first Insured to die will not affect the cost of insurance scale for the second Insured.

We may change the cost of insurance rates from time to time at our sole discretion, but we guarantee that the rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the Commissioners' 1980 Standard Ordinary Mortality Tables. The maximum cost of insurance rates are based on each Insured's age nearest birthday at the start of the Policy Year. Modifications to cost of insurance rates are made for rating classes other than standard. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies and depend on our expectation of future experience with respect to mortality, interest, expenses, persistency, and taxes. A change in rates will apply to all pairs of persons of the same age, gender (where applicable), and rating class and whose Policies have been in effect for the same length of time.

In most states, there is no maturity age, and the cost of insurance charges will continue past age 100 of the younger Insured.

Surrender Charge

If you fully surrender your Policy during the surrender charge period, we will deduct a surrender charge. We calculate the schedule of surrender charges that applies to a Policy by multiplying surrender charge factors times the Specified Amount, divided by $1,000. We determine the factors per $1,000 of Specified Amount and vary them by issue Age, gender (where applicable), and rating class of each Insured and by the number of months since the Policy Date. The surrender charge remains level for the first six Policy Years and then decreases uniformly each Policy month to zero over the next 10 Policy Years or to the younger Insured's attained age 100, whichever is earlier. We will deduct the surrender charge before we pay the Surrender Value. The surrender charge will not exceed $60 per $1,000 of Specified Amount.

The chart below illustrates the surrender charge factor for the first Policy Year per $1,000 of Specified Amount for Policies which are issued on a male no nicotine use and female no nicotine use standard rating class basis. These calculations assume both Insureds are the same issue Age.

                                           Factor per $1,000
                      Issue Age           of Specified Amount

                         25/25                  $12
                         35/35                  $14
                         45/45                  $18

                         55/55                  $24
                         65/65                  $35
                         75/75                  $41
                         85/85                  $34

If you increase the Specified Amount (other than as a result of a change from Death Benefit Option A to Death Benefit Option B), you will be subject to an additional surrender charge for another 16 Policy Years following the increase or to the younger Insured's attained age 100, if earlier. We will base the amount of the additional surrender charge on the initial scale of per $1,000 surrender charge factors calculated at the time of issue.

If you decrease the Specified Amount during the period that surrender charges apply (other than as a result of partial surrenders or a change from Death Benefit Option B to Death Benefit Option A), you will be assessed a portion of the surrender charges to which the Policy is subject. We will deduct the amount of the surrender charge from your Account Value, and will allocate the charge among each Investment Subdivision in the same proportion that the Policy's Account Value in each Investment Subdivision bears to the Account Value in all Investment Subdivisions. We will base the amount of surrender charge:

     (1) first on any surrender charge in effect on the most recent increase and the amount of reduction to this increase caused by the decrease;

     (2) then on any surrender charge in effect on the next most recent increases successively and the amount of any reduction to each of these increases caused by the decrease; and

     (3) finally on the surrender charge in effect on coverage provided under the original application and any reduction to this amount caused by the decrease.

Whenever we deduct a portion of the surrender charges because you decreased the Specified Amount, we reduce the Policy's remaining surrender charges to reflect the assessments made.

The total surrender charge for any given Policy Month is the sum of:

o the surrender charge that applies to the initial Specified Amount, adjusted for any decrease in Specified Amount; plus

o the surrender charges that apply to any increases in Specified Amount, adjusted for any decrease in Specified Amount.

We disclose the surrender charges on the data pages to your Policy.

We do not assess a surrender charge for partial surrenders, but do assess a processing fee.

Partial Surrender Processing Fee

We deduct a partial surrender processing fee on partial surrenders you make. The fee equals the lesser of $25 or 2% of the amount surrendered.

Transfer Charge

We assess a $10 transfer charge for each transfer after the first transfer you make in any calendar month. We take this charge from the amount you transfer. For purposes of assessing this charge, we consider each transfer request one transfer, regardless of the number of Investment Subdivisions affected by the transfer. Multiple transfers within the same Valuation Period are also considered one transfer for this purpose.

Other Charges

If you request a projection of illustrative future life insurance under the Policy and Policy values, we reserve the right to charge a maximum fee of $25 for the cost of preparing the projection.

There are deductions from and expenses paid out of the assets of each portfolio that are more fully described in each Fund's prospectus.

Reduction Of Charges For Group Sales

We may reduce charges and/or deductions for sales of the Policies to a trustee, employer or similar entity representing a group or to members of the group where such sales result in savings of sales or administrative expenses. We will base these discounts on the following:

     1. The size of the group. Generally, the sales expenses for each individual owner for a larger group are less than for a smaller group because more Policies can be implemented with fewer sales contacts and less administrative cost.

     2. The total amount of premium payments to be received from a group. Per Policy sales and other expenses are generally proportionately less on larger premium payments than on smaller ones.

     3. The purpose for which the policies are purchased. Certain types of plans are more likely to be stable than others. Such stability reduces the number of sales contacts and administrative and other services required, reduces sales administration and results in fewer Policy terminations. As a result, our sales and other expenses are reduced.

     4. The nature of the group for which the policies are being purchased. Certain types of employee and professional groups are more likely to continue Policy participation for longer periods than are other groups with more mobile membership. If fewer Policies are terminated in a given group, our sales and other expenses are reduced.

     5. Other circumstances. There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

If, after we consider the factors listed above, we determine that a group purchase would result in reduced sales expenses, we may reduce the charges and/or deductions for each group. Reductions in these charges and/or deductions will not be unfairly discriminatory against any person, including the affected Owners and all other owners of policies funded by Separate Account II.

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                                   THE POLICY
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Applying for a Policy

To purchase a Policy, you and your registered representative must complete an application and submit it to us at our Home Office. You also must pay an initial premium of a sufficient amount. See Premiums, below. You can submit your initial premium with your application or at a later date. (If you submit your initial premium with your application, please remember that we will place your premium in a non-interest bearing account for a certain amount of time. See Allocating Premiums.) Coverage generally becomes effective as of the Policy Date.

Generally, we will issue a Policy covering Insureds from Age 20 up to Age 85 if evidence of insurability satisfies our underwriting rules. Required evidence of insurability may include, among other things, medical examinations of the Insureds. We may reject an application for any lawful reason.

If you do not pay the full first premium with your application, the insurance will become effective on the effective date. This date is the date that you pay your premium and that we deliver your Policy. All persons proposed for insurance must be insurable on the Policy Date.

If you pay the full first premium with your application, we may give you a conditional receipt. This means that, subject to our underwriting requirements and subject to a maximum limitation, your insurance will become effective on the effective date we specified in the conditional receipt, provided the Insureds are found to be, on the effective date, insurable at standard premium rates for the plan and amount of insurance requested in the application. This effective date will be the latest of (i) the date of completion of the application, (ii) the date of completion of all medical exams and tests we require, and (iii) the policy date you requested when that date is later than the date you completed your application.

Owner

You have rights in the Policy during the Insureds' lifetimes. If you die before the Insureds and there is no contingent Owner, ownership will pass to your estate.

We will treat Joint Owners as having equal undivided interests in the Policy. All Owners must together exercise any ownership rights in the Policy.

Beneficiary

You designate the primary Beneficiaries and contingent Beneficiaries when you apply for the Policy. You may name one or more primary Beneficiaries or contingent Beneficiaries. We will pay the proceeds in equal shares to the survivors in the appropriate Beneficiary class, unless you request otherwise.

Unless an optional payment plan is chosen, we will pay the Death Proceeds in a lump sum to the primary Beneficiary(ies). If the primary Beneficiary(ies) dies before the Insureds, we will pay the proceeds to the contingent
Beneficiary(ies). If there is no surviving Beneficiary(ies) we will pay the proceeds to you or your estate.

Changing the Beneficiary

If you reserve the right, you may change the Beneficiary during the Insureds' lives. To make this change, please write our Home Office. The request and the change must be in a form satisfactory to us and we must actually receive the request. The change will take effect as of the date you signed the request.

Canceling a Policy

You may cancel a Policy during the "free-look period" by returning it to us at our Home Office or to the agent who sold it. The free-look period expires 10 days after you receive the Policy. The free-look period is longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. Within seven calendar days after we receive the returned Policy, we will refund the amount required by state law. Depending on the state, the amount of the refund may equal the total of all premiums paid for the Policy or an amount equal to the sum of:

o the total amount of monthly deductions made against Account Value and any charges deducted from premiums paid (excluding portfolio fees and charges and mortality and expense risk charges); plus

o    Account Value on the date we (or our agent) receive the returned Policy.


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                                    PREMIUMS
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General

The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, gender (where applicable), and rating class of the proposed Insureds, the desired Specified Amount, any supplemental benefits, and investment performance of the Investment Subdivisions. We will usually credit your initial premium payment to the Policy on the later of the date we approve your application and the date we receive your payment. We will credit any subsequent premium payment to the Policy on the Valuation Day we receive it at our Home Office. After you pay the initial premium, you may make unscheduled premium payments in any amount and at any time subject to certain restrictions.

The total premiums you pay may not exceed guideline premium limitations for life insurance set forth in the Code and shown in your Policy. We may reject any premium, or any portion of a premium, that would result in the Policy being disqualified as life insurance under the Code. We will refund any rejected premium along with any interest it accrued. For your convenience, we will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a Modified Endowment Contract ("MEC") under the Code. See Tax Considerations.

We reserve the right to limit the number and amount of any unscheduled premium payment.

Tax Free Exchanges (1035 Exchanges)

We will accept as part of your initial premium money from one contract that qualified for a tax free exchange under Section 1035 of the Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction. We will accept 1035 exchanges even if there is an outstanding loan on the other policy, so long as the outstanding loan is no more than 40% of the rollover premium.

Certain Internal Exchanges

If you replace an existing GE Life and Annuity Assurance Company fixed permanent joint life insurance policy on the same two lives with this Policy, we may waive some or all of the surrender charges on the fixed permanent joint life insurance policy, provided that: 1) the fixed permanent joint life insurance policy has a positive surrender value at the time of the exchange; and 2) the entire account value in the fixed permanent joint life insurance policy is rolled over into the Policy.

If you qualify, the maximum amount of surrender charges we will waive on the fixed permanent joint life insurance policy equals the following, based on the initial Specified Amount of this Policy. (1) If the initial Specified Amount on this Policy is $500,000 or more, the maximum amount of surrender charge we will waive on the fixed permanent joint life insurance policy equals: Surrender Charge (new) + .035 Account Value, where Surrender Charge (new) is the initial (first Policy Month) surrender charge of this Policy and Account Value is the account value of the fixed permanent joint life insurance policy at the time of the exchange. (2) If the initial Specified Amount on this Policy is at least $250,000 but less than $500,000, the maximum amount of surrender charge we will waive on the fixed permanent joint life insurance policy equals: Surrender Charge (new) + .065 Account Value, where Surrender Charge (new) is the initial (first Policy Month) surrender charge of this Policy and Account Value is the account value of the fixed permanent joint life insurance policy at the time of the exchange. Please contact us for more details.

Periodic Premium Plan

When you apply for a Policy, you may select a periodic premium payment plan. Under this plan, you may choose to receive a premium notice either annually, semi-annually, or quarterly. You can also arrange for annual, semi-annual, quarterly or monthly premium payments paid via automatic deduction from your bank account or any other similar account we accept. You are not required to pay premiums in accordance with this premium plan; you can pay more or less than planned or skip a planned premium payment entirely. You can change the amount of planned premiums and payment arrangements, or switch between frequencies, whenever you want by providing satisfactory instructions to our Home Office. This change will be effective upon our receipt of the instructions. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, a change in your periodic premium payments may be advisable. See Changing the Specified Amount.

Minimum Premium Payment

Generally, the minimum modal premium we will accept is $25 (please keep in mind that you may have to pay a higher amount to keep the Policy in force). Even if you pay the minimum premium amount, your Policy may lapse. See Premium to Prevent Termination. For purposes of the minimum premium payment requirements, we deem any payment to be a planned periodic premium if we receive it within 30 days (before or after) of the scheduled date for a planned periodic premium payment and the percentage difference between the planned amount and the actual payment amount is not more than 10%. We will deem all other premium payments to be unscheduled premium payments. Unless you direct us otherwise, we apply unscheduled premium payments first to repay any Policy Debt.

Allocating Premiums

When you apply for a Policy, you specify the percentage of your Net Premium we allocate to each Investment Subdivision. You may only direct your Net Premiums and Account Value to seven Investment Subdivisions at any given time. You can change the allocation percentages at any time by writing or calling our Home Office. The change will apply to all premiums we receive with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

Until we approve your application, receive all necessary forms including any subsequent amendments to the application, and receive the entire initial premium, we will place any premiums you pay into a non-interest bearing account. We will then allocate your Net Premium during the free look period as specified below.

In states that require us to refund your premiums paid upon the exercise of your free look right, we will allocate all Net Premiums to the Investment Subdivision investing in the Money Market Fund of GE Investments Funds during the free look period. Fifteen days following this allocation, we will transfer the Account Value to the Investment Subdivisions based on the Net Premium allocation percentages you selected. In other states, we will allocate Net Premiums to the Investment Subdivisions based on the Net Premium allocation percentages you specified in your application. See How Your Account Value Varies.

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                          HOW YOUR ACCOUNT VALUE VARIES
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Account Value

The Account Value is the entire amount we hold under your Policy for you. The Account Value serves as a starting point for calculating certain values under a Policy. It is the sum of the total amount under the Policy in each Investment Subdivision and the amount held in the General Account to secure Policy Debt. See Loan Benefits. We determine Account Value first on your Policy Date (or on the date we receive your initial premium, if later) and after that on each Valuation Day. Your Account Value will vary to reflect the performance of the Investment Subdivisions to which you have allocated amounts and also will vary to reflect Policy Debt, charges for monthly deduction, mortality and expense risk charges, transfers, partial surrenders, Policy loan interest, and Policy loan repayments. Your Account Value may be more or less than the premiums you paid.

Surrender Value

The Surrender Value on a Valuation Day is the Account Value reduced by both any surrender charge that we would deduct if you surrendered the Policy that day and any Policy Debt.

Investment Subdivision Values

On any Valuation Day, the value of an Investment Subdivision equals the number of Investment Subdivision units we credit to the Policy multiplied by the Unit Value for that day. When you make allocations to an Investment Subdivision, either by Net Premium allocation, transfer of Account Value, transfer of loan interest from the General Account, or repayment of a Policy loan, we credit your Policy with units in that Investment Subdivision. We determine the number of units by dividing the amount allocated, transferred or repaid to the Investment Subdivision by the Investment Subdivision's Unit Value for the Valuation Day when we effect the allocation, transfer or repayment.

The number of units we credit to a Policy will decrease whenever we take the allocated portion of the monthly deduction, you take a Policy loan or a partial surrender from the Investment Subdivision, you transfer an amount from the Investment Subdivision, you take a partial surrender from the Investment Subdivision, or you surrender the Policy.

Unit Values

We arbitrarily set the Unit Value for each Investment Subdivision at $10 when we established the Investment Subdivision. After that, an Investment Subdivision's Unit Value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Valuation Day to the next. We determine Unit Value, after an Investment Subdivision's operations begin, by multiplying the net investment factor for that Valuation Period by the Unit Value for the immediately preceding period.

Net Investment Factor

The net  investment  factor for a Valuation  Period is (a) divided by (b), minus
(c), where:

    (a) is the result of:

          1. the value of the assets at the end of the preceding Valuation Period; plus

          2. the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus

          3. the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

          4. any amount charged against the Separate Account for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Separate Account; and

     (b) is the value of the assets in the Investment Subdivision at the end of the preceding Valuation Period; and

     (c) is a charge no greater than .0019246% for each day in the Valuation Period. This corresponds to .70% per year.

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                                    TRANSFERS
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General

You may transfer Account Value among the Investment Subdivisions at any time after the end of the free look period. Transfer requests may be made in writing or in any other form acceptable to us. A transfer will take effect as of the end of the Valuation Period during which we receive your request at our Home Office.

We may defer transfers under the same conditions that we may delay paying proceeds. See Requesting Payments. Currently, there is no limit on the number of transfers among the Investment Subdivisions, but we reserve the right to limit the number of transfers to twelve each calendar year. We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason. There is a charge after the first transfer made in a calendar month. See Transfer Charge.

Sometimes, we may not honor your transfer request. We may not honor your transfer request:

     (i) if any Investment Subdivision that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Investment Subdivision invests;

     (ii) if the transfer is a result of more than one trade involving the same Investment Subdivision within a 30 day period;

    (iii) if the transfer would adversely affect unit values; or

    (iv) if the transfer would adversely affect any portfolio affected by the transfer.

We also may not honor transfers made by third parties. (See Transfers by Third Parties.)

When thinking about a transfer of Account Value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that you will make a transfer at an inopportune time.

Dollar-Cost Averaging

The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Investment Subdivision investing in the Money Market portfolio of the GE Investments Funds (the "Money Market Investment Subdivision") to any combination of other Investment Subdivisions (as long as the total number of Investment Subdivisions used does not exceed the maximum number allowed under the Policy). The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may participate in the dollar-cost averaging program by completing a dollar-cost averaging agreement or calling our Home Office. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Investment Subdivision to any other Investment Subdivision. If any transfer would leave less than $100 in the Money Market Investment Subdivision, we will transfer the entire amount. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Investment Subdivision from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. If you elect the program at time of application, the dollar-cost averaging program will begin on the 5th day of the month immediately following the allocation of your Net Premium to the Investment Subdivisions (see "Allocating Premiums" for a description of when this occurs).

There is no additional charge for dollar-cost averaging, and we do not consider a transfer under this program a transfer for purposes of assessing a transfer charge, nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the dollar-cost averaging program at any time and for any reason.

Asset Allocation

You may select from five asset allocation model portfolios offered by us, or you may use a model offered by us as a guide to help you develop your own asset allocation program. The models designed by us are as follows:

                       Model          Investment and Risk Profile

                         1            Income
                         2            Enhanced Income
                         3            Growth & Income
                         4            Growth
                         5            Aggressive Growth


If you elect to participate in the asset allocation program, we will automatically allocate all premium payments among the Investment Subdivisions indicated by the model and the portfolios within the model you select. Although you may use only one model at a time, you may elect to change your selection as your tolerance for risk, needs, and/or objectives change. You may use a questionnaire that we offer to determine the model that best meets your risk tolerance and time horizons. Asset allocation does not guarantee a profit or protect against a loss.

Because each Investment Subdivision performs differently over time, your portfolio mix may vary from its initial allocations. You may elect to have the portfolios automatically rebalanced under our portfolio rebalancing program, described below.

From time to time, we will review the models and may find that allocation percentages among the Investment Subdivisions or even some of the Investment Subdivisions within a particular model need to be changed. We will send you notice that such a change has been made. Unless you elect to participate in the new allocation model you will remain in your current designated allocation model. This change will not be made automatically.

There is no additional charge for the asset allocation program. We reserve the right to discontinue offering this program at any time and for any reason.

Portfolio Rebalancing

Once you allocate your money among the Investment Subdivisions, the performance of each Investment Subdivision may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your Account Value to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages. Subsequent changes to your percentage allocations may be made at any time by writing or calling our Home Office. Once elected, portfolio rebalancing remains in effect from the date we receive your request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and we do not consider a portfolio rebalancing transfer a transfer for purposes of assessing a transfer charge, nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against a loss.

Transfers By Third Parties

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the portfolios underlying the Policies, and the managements of those portfolios share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple Owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

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                                 DEATH BENEFITS
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As long as the Policy remains in force, we will process a claim for Death Proceeds upon receipt at our Home Office of: (i) the Policy; (ii) satisfactory proof that both Insureds died while the Policy was in effect; and (iii) proof of interest of the claimant. See Requesting Payments. We will pay the Death Proceeds to the Beneficiary. No Death Proceeds are available at the death of the first Insured to die.

Amount Of Death Proceeds

The amount of Death Proceeds will depend on:

o the Death Benefit determined under the Death Benefit Option in effect on the date of death of the Last Insured;
o    the use of the Account Value;
o    any partial surrenders;
o    any Policy Debt;
o    any additional insurance provided by rider;

o    any increase or decrease in existing coverage;
o either Insured's suicide during the first two Policy Years (subject to state exceptions) or during the first two Policy Years (subject to state exceptions) following an increase in existing coverage; and
o    a misstatement of either Insured's Age or gender.

Death Benefit Options

There are two Death Benefit Options available under the Policy. Under Option A, the Death Benefit equals the greater of:

o    the Specified Amount plus the Account Value; or

o the applicable corridor percentage of the Account Value as determined using the table of percentages shown below.

Under Option B, the Death Benefit equals the greater of:

o    the Specified Amount; or

o the applicable corridor percentage of the Account Value as determined using the table of percentages shown below.

Under both options, we determine the Specified Amount and Account Value on the date of death of the Last Insured. The corridor percentage is 250% until the younger Insured attains Age 40 and declines after that as the younger Insured's Attained Age increases. If the younger Insured was the first to die, the corridor percentage will depend on the Attained Age that he or she would have been if still living. If the table of percentages currently in effect becomes inconsistent with any federal income tax laws and/or regulations, we reserve the right to change the table.



                      Table of Percentages of Account Value



 Younger                     Younger                  Younger
 Insured's     Corridor     Insured's     Corridor   Insured's     Corridor
Attained Age  Percentage   Attained Age  Percentage  Attained Age  Percentage

     0-40       250%            54            157%        68           117%
     41         243%            55            150%        69           116%
     42         236%            56            146%        70           115%
     43         229%            57            142%        71           113%
     44         222%            58            138%        72           111%
     45         215%            59            134%        73           109%
     46         209%            60            130%        74           107%
     47         203%            61            128%        75-90        105%
     48         197%            62            126%        91           104%
     49         191%            63            124%        92           103%
     50         185%            64            122%        93           102%
     51         178%            65            120%        94+          101%
     52         171%            66            119%
     53         164%            67            118%


Under Option A, the Death Benefit will vary directly with the investment performance of the Account Value. Under Option B, the Death Benefit ordinarily will not change until the applicable percentage amount of the Account Value exceeds the Specified Amount or you change the Specified Amount.

Changing the Death Benefit Option

You select the Death Benefit Option when you apply for the Policy. However, you may change the Option on your Policy at any time by writing to our Home Office. The effective date of the change will be the Monthly Anniversary Day after we receive the request for the change. We will send you revised Policy data pages reflecting the new Option and the effective date of the change. If you request a change from Option A to Option B, we will increase the Specified Amount by the Account Value on the effective date of the increase. If you request a change from Option B to Option A, we will decrease the Specified Amount after the change by the Account Value on the effective date of the change. A change in the Death Benefit Option will affect the cost of insurance charges.

Changing the Specified Amount

After a Policy has been in effect for one year, you may increase or decrease the Specified Amount. To make a change, you must send a written request and the Policy to our Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which may change your cost of insurance. See Monthly Deduction and Cost of Insurance. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, it may be advisable to change your periodic payments upon an increase in the Specified Amount.

Any change in the Specified Amount will affect the maximum premium limitation. If a decrease in the Specified Amount causes the premiums to exceed new lower limitations required by federal tax law, we will withdraw the excess from Account Value and refund it to you so that the Policy will continue to meet these requirements. We will withdraw the Account Value that we refund from each Investment Subdivision in the same proportion that the Account Value in that Investment Subdivision bears to the total Account Value in all Investment Subdivisions under the Policy at the time of the withdrawal (i.e., on a pro-rata basis).

Any decrease in the Specified Amount will become effective on the Monthly Anniversary Day after the date we receive the request. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application. During the Continuation Period, we will not allow a decrease unless the Account Value less any Policy Debt is greater than the surrender charge. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy when we issued it. A decrease may cause us to assess a surrender charge.

While both Insureds are living, you may apply for an increase in Specified Amount by completing a supplemental application. You will have to submit evidence satisfactory to us that each Insured is insurable at the same or better rating class used when the Policy was issued. An increase in Specified Amount (other than as a result of a change from Death Benefit Option A to Death Benefit Option B) will subject you to additional surrender charges. See Surrender Charge. Any approved increase will become effective on the date shown in the supplemental Policy data page. Please note that an increase will not become effective if the Policy's Surrender Value is too low to cover the monthly deduction for the Policy Month following the increase.

If there is an increase in the Specified Amount, you will incur a monthly expense charge of up to $.20 per $1,000 of increase. We currently vary this charge based on the issue Age of each Insured, and we currently deduct this charge only during the first ten Policy Years following the increase. This charge will be included in the monthly deduction. See Monthly Deduction and Surrender Charge.

An increase in the Specified Amount will increase the Continuation Amounts.

A change in your Specified Amount may have federal tax consequences. See Tax Considerations.

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                        SURRENDERS AND PARTIAL SURRENDERS
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Surrenders

You may cancel and surrender your Policy at any time before the death of the Last Insured. The Policy will terminate on the Valuation Day we receive your request at our Home Office, and you will not be able to reinstate it.

We will pay you the Surrender Value in a lump sum unless you make other arrangements. You will incur a surrender charge if you surrender your Policy during the first 16 Policy Years or to the younger Insured's attained age 100 if earlier. A surrender may have adverse tax consequences. See Tax Considerations.

Partial Surrenders

You may make partial surrenders under your Policy if you elected Option A. If you elected Option B, you only may make partial surrenders after the first Policy Year. The minimum partial surrender amount is $500. The maximum partial surrender amount is the lesser of: a) the Surrender Value less $500; and b) the available loan amount (which is equal to 90% of the difference between Account Value and any surrender charges, minus any Policy Debt).

We will assess a processing fee for each partial surrender. See Partial Surrender Processing Fee. The amount of the partial surrender will equal the amount you requested to surrender plus the processing fee.

When you request a partial surrender, you can direct how we deduct the surrender from your Account Value. If you provide no directions, we will deduct the partial surrender proportionately from the Investment Subdivisions in which you are invested.

Effect Of Partial Surrenders On Account Value And Death Proceeds

A partial surrender will reduce both the Account Value and the Death Proceeds by the amount of the partial surrender.

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                                      LOANS
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General

You may borrow up to the following amount:

o 90% of the difference between your Account Value at the end of the Valuation Period during which we received your loan request and any surrender charges on the date of the loan;

o    less any outstanding Policy Debt.

You may request Policy loans by writing our Home Office.

When we make a loan, we transfer an amount equal to the loan proceeds from your Account Value in Separate Account II to our General Account and hold it as "collateral" for the loan. If you do not direct an allocation for this transfer, we will make it on a pro-rata basis from each Investment Subdivision in which you have invested. We will credit interest at an annual rate of at least 4% to the collateral, and we may credit interest at a higher rate on that portion of the collateral that includes Preferred Policy Debt (see below).

You may repay a loan in part or in full at any time during either Insured's life while your Policy is in effect. When you repay a loan, we transfer an amount equal to the repayment from our General Account to Separate Account II and allocate it as you directed when you repaid the loan. If you provide no directions, we will allocate the amount according to your standing instructions for Net Premium allocations.

Preferred Policy Debt

We will designate a portion of Policy loans taken or existing on or after the Preferred Loan Availability Date (as shown on the Policy data pages) as Preferred Policy Debt. In Policy Years 11 and later, Preferred Policy Debt will be at least as large as:

o    the Account Value less any surrender charge that applies;

o    minus the total premiums paid.

We redetermine the amount of Preferred Policy Debt each Policy Month. We reserve the right to change this practice in our sole discretion.

We currently credit interest at an annual rate of 6% to that portion of Account Value transferred to the General Account which equals Preferred Policy Debt. We reserve the right to change, at our sole discretion, the interest rate we credit to the amount of Account Value we transferred to the General Account. We guarantee that Preferred Policy Debt will earn at least a minimum annual interest rate of 4%.

Interest Rate Charged

We will charge interest daily on any outstanding Policy loan at an effective annual rate of 6%. Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, you have not paid interest accrued since the last Policy Anniversary, we add the amount of the interest to the loan and this becomes part of your outstanding Policy Debt. We transfer the interest due from each Investment Subdivision on a pro-rata basis.

Repayment Of Policy Debt

You may repay all or part of your Policy Debt at any time while either Insured is living and the Policy is in force. We will treat any payments by you other than planned periodic premiums first as the repayment of any outstanding Policy Debt. We will treat the portion of the payment in excess of any outstanding Policy Debt as an unscheduled premium payment. We will first apply any repayment to reduce the portion of Policy Debt that is not Preferred Policy Debt.

You must send loan repayments to our Home Office. We will credit the repayments as of the date we receive them. We do not treat a Policy loan repayment as a premium payment, and a loan repayment is not subject to the premium charge.

Effect Of Policy Loans

A Policy loan affects the Policy, because we reduce the Death Proceeds and Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loan. Repaying the loan causes the Death Proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as collateral. This amount is not affected by Separate Account II's investment performance. Amounts transferred from Separate Account II as collateral will affect the Account Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of Separate Account II.

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See Tax Considerations.

We will notify you if the sum of your loans plus any interest you owe on the loans is more than the Account Value less applicable surrender charges, or if during the Continuation Period, the sum of your loans plus any interest you owe on the loans is more than the Account Value less any applicable surrender charges, and the Net Total Premium is less than the Continuation Amount. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may terminate.

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                                   TERMINATION
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Premium To Prevent Termination

Generally, if on a Monthly Anniversary Day, the Surrender Value of your Policy is too low to cover the monthly deduction, a Policy will be in default and a grace period will begin. In that case, we will mail you notice of the additional premium necessary to prevent your Policy from terminating. You will have a 61-day grace period from the date we mail the notice to make the required premium payment.

However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is too low to cover the monthly deduction, so long as the Net Total Premium is at least equal to the Continuation Amount. At the end of the Continuation Period, you may, however, have to make an additional premium payment to keep the Policy in force.

Your Policy Will Remain In Effect During The Grace Period

If the death of the Last Insured occurs during the grace period before you pay the required premium, the Death Proceeds will still be payable to the Beneficiary, although we will reduce the amount of the Death Proceeds by the amount of premium that would have been required to keep the Policy in force. If you have not paid the required premium before the grace period ends, your Policy will terminate. It will have no value and no benefits will be payable. However, you may reinstate your policy under certain circumstances.

Reinstatement

If you have not surrendered your Policy, you may reinstate your Policy within three years after termination, subject to compliance with certain conditions, including the payment of a necessary premium. You must also submit evidence of insurability satisfactory to us that each Insured is insurable at the same rating class used at Policy issue to determine the guaranteed maximum cost of insurance rate scale. See your Policy for further information.

Any termination and subsequent reinstatement of the Policy will reduce the Continuation Amounts.

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                       PAYMENTS AND TELEPHONE TRANSACTIONS
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Requesting Payments

You may send your written requests for payment to our Home Office or give them to one of our authorized agents. We will ordinarily pay any Death Proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Proceeds, which we determine as of the date of death of the Last Insured, the amount we pay is as of the end of the Valuation Period during which our Home Office receives all required documents. We may pay your Death Proceeds in a lump sum or under an optional payment plan. See Optional Payment Plans.

Any Death Proceeds that we pay in one lump sum will include interest from the date of death of the Last Insured to the date of payment. We will pay interest at a rate we set, or a rate set by law if greater. The minimum interest rate which we may pay is 2.5%. We will not pay interest beyond one year or any longer time set by law. We will reduce Death Proceeds by any outstanding Policy Debt and any due and unpaid charges and will increase Death Proceeds by any benefits added by rider.

We may delay making a payment or processing a transfer request if:

o the disposal or valuation of Separate Account II's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

o    the SEC by order permits postponement of payment to protect our Policy
     Owners.

We also may defer making payments attributable to a check that has not cleared the bank on which it is drawn.

Telephone Transactions

You may make certain requests under the Policy by telephone provided you sent written authorization to us at our Home Office. These include requests for transfers, changes in premium allocation designations, dollar-cost averaging changes and changes in the portfolio rebalancing program. Our Home Office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If we do not follow reasonable procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. However, if we follow reasonable procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions.

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                               TAX CONSIDERATIONS
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Federal Tax Matters

Introduction

This part of the Prospectus discusses the Federal income tax treatment of the Policy. The Federal income tax treatment of the Policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances.

This discussion is general and is not intended as tax advice. It does not address all of the Federal income tax rules that may affect you and your Policy. This discussion also does not address Federal estate or gift tax consequences, or state or local tax consequences, associated with a Policy. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

Tax Status Of The Policy

Federal income tax law generally grants favorable treatment to life insurance: the proceeds paid on the death of the Last Insured are excluded from the gross income of the Beneficiary, and the Owner is not taxed on increases in the Account Value unless amounts are distributed while the Insureds are alive. For this treatment to apply to your Policy, the premiums paid for your Policy must not exceed a limit established by the tax law. An increase or decrease in the Policy's Specified Amount may change this premium limit. Also, due to the coverage of more than one Insured under the Policy, there is some uncertainty about how this limit should be calculated. As a result, we may need to return a portion of your premiums (with earnings) and impose higher cost of insurance charges in the future.

We will monitor the premiums paid for your Policy to keep them within the tax law's limit. However, for your Policy to receive favorable tax treatment as life insurance, two other requirements must be met:

o The investments of Separate Account II must be "adequately diversified" in accordance with Internal Revenue Service ("IRS") regulations; and

o    your right to choose particular investments for a Policy must be limited.

Investments in Separate Account II must be diversified: The IRS has issued regulations that prescribe standards for determining whether the investments of Separate Account II, including the assets of the Funds in which Separate Account II invests, are "adequately diversified." If Separate Account II fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Account Value over the premiums paid for the Policy.

Although we do not control the investments of all of the Funds (the Company only indirectly controls those of GE Investments Funds, Inc., through an affiliated company), we expect that the Funds will comply with the IRS regulations so that Separate Account II will be considered "adequately diversified."

Restrictions on the extent to which you can direct the investment of Account
Values: Federal income tax law limits your right to choose particular investments for the Policy. The U.S. Treasury Department stated in 1986 that it expected to issue guidance clarifying those limits, but it has not yet done so. Thus, the nature of the limits is currently uncertain. As a result, your right to allocate Account Values among the Funds may exceed those limits. If so, you would be treated as the owner of a portion of the assets of Separate Account II and thus subject to current taxation on the income and gains from those assets.

The Company does not know what limits may be set forth in any guidance that the Treasury Department may issue, or whether any such limits will apply to existing Policies. The Company therefore reserves the right to modify the Policy without your consent to attempt to prevent the tax law from considering you to own a portion of the assets of Separate Account II.

No guarantees regarding tax treatment: The Company makes no guarantees regarding the tax treatment of any Policy or of any transaction involving a Policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your Account Value until there is a distribution from your Policy.

Tax Treatment of Policies -- General

Death Proceeds and Account Value Increases: A Policy's treatment as life insurance for Federal income tax purposes generally has the following results:

o    Death Proceeds are excludable from the gross income of the Beneficiary.

o You are not taxed on increases in the Account Value unless amounts are distributed from the Policy while the Insureds are alive.

o The taxation of amounts distributed while the Insureds are alive depends upon whether your Policy is a "modified endowment contract." The term "modified endowment contract," or "MEC," is defined below.

Partial and full surrenders and maturity proceeds: A partial surrender occurs when you receive less than the total amount of the Policy's Surrender Value; receipt of the entire Surrender Value is a full surrender. If your Policy is not a MEC, you will generally pay tax on the amount of a partial or full surrender only to the extent it exceeds your "investment in the contract." In a few states, a maturity value will be paid. Maturity proceeds will be taxable to the extent the amount received plus Policy Debt exceeds the investment in the contract. You will be taxed on this amount at ordinary income tax rates, not at lower capital gains tax rates. Your "investment in the contract" generally equals the total of the premiums paid for your Policy plus the amount of any loan that was includible in your income, reduced by any amounts you previously received from the Policy that you did not include in your income.

Special rule for certain cash distributions in the first 15 policy years: During the first 15 years after your Policy is issued, if we distribute cash to you and reduce the Death Benefit (e.g., by decreasing the Policy's Specified Amount) at the same time, you may be required to pay tax on all or part of the cash payment, even if it is less than your investment in the contract. This also may occur if we distribute cash to you up to two years before the proceeds are reduced, or if the cash payment is made in anticipation of the reduction. However, you will not be required to pay tax on more than the amount by which your Account Value exceeds your investment in the contract.

Considerations where Insureds live past age 100: If the Insureds survive beyond the end of the mortality table used to measure charges under the Policy, which ends at age 100, the IRS may seek to deny the tax-free treatment of the Death Proceeds and instead to tax you on the amount by which your Account Value exceeds your investment in the contract. Because in most states, the Policy continues to have insurance risk beyond age 100, for which we assess a cost of insurance charge, we believe that the proceeds will continue to be protected from taxation. Therefore, we have no current plans to withhold or report taxes in this situation.

Loans: If your Policy is not a MEC, a loan received under a Policy (i.e., Policy
Debt) normally will be treated as your indebtedness. Hence, so long as the Policy remains in force, you will generally not be taxed on any part of a Policy loan. However, it is possible that you could have additional income for tax purposes if any of your Policy loan consists of Preferred Policy Debt. If your Policy terminates (by a full surrender or by a lapse) while the Insureds are alive, you will be taxed on the amount (if any) by which the Policy Debt plus any amount received in cash exceeds your investment in the contract.

Generally, interest paid on Policy Debt or other indebtedness related to the Policy will not be tax deductible, except in the case of certain indebtedness under a Policy covering a "key person." A tax advisor should be consulted before taking any Policy loan.

Loss of interest deduction where policies are held by or for the benefit of corporations, trusts, etc.: If an entity (such as a corporation or a trust, not an individual) purchases a Policy or is the beneficiary of a Policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a Policy owned by an entity engaged in a trade or business which covers the life of only one individual who is:

o    a 20% owner of the entity, or

o    an officer, director, or employee of the trade or business,

at the time first covered by the Policy. This rule also does not apply to a Policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the Policy. Entities that are considering purchasing the Policy, or that will be Beneficiaries under a Policy, should consult a tax advisor.

Optional payment plans: If Death Proceeds under the Policy are paid under one of the optional payment plans, the Beneficiary will be taxed on a portion of each payment (at ordinary income tax rates). The Company will notify the Beneficiary annually of the taxable amount of each payment. However, if the Death Proceeds are held by the Company under Optional Payment Plan 4 (interest income), the Beneficiary will be taxed on the interest income as it is credited.

Changes and Exchanges: The right to change Owners (see "Change of Owner") and changes reducing future amounts of Death Proceeds may have tax consequences depending upon the circumstances of each change. The exchange of one life insurance contract for another life insurance contract generally is not taxed (unless cash is distributed or a loan is reduced or forgiven). However, in the case of the Policy, the other life insurance contract involved in the exchange must also cover the same two Insureds. The excercise of a Policy Split Option Rider may result in the taxation of the Policy as if there were a full surrender.

Special Rules for Modified Endowment Contracts (MECs)

Definition of a "Modified Endowment Contract:" Special rules apply to a Policy classified as a MEC. A Policy will be classified as a MEC if either of the following is true:

o If premiums are paid more rapidly than allowed by a "7-pay test" under the tax law. At your request, we will let you know the amount of premium that may be paid for your Policy in any year that will avoid MEC treatment under the 7-pay test.

o    If the Policy is received in exchange for another policy that is a MEC.

Due to the coverage of more than one Insured under the Policy, there are special considerations in applying the 7-pay test. For example, a reduction in the Death Benefit at any time, such as may occur upon a partial surrender, may cause the Policy to be a MEC, resulting in the tax treatment described below applying. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of contracts covering more than one Insured.

Tax Treatment Of MECs: If a Policy is classified as a MEC, the following special rules apply:

o A partial surrender will be taxable to you to the extent that the Account Value exceeds your investment in the contract.

o A loan from the Policy (together with any unpaid interest included in Policy Debt), and the amount of any assignment or pledge of the Policy, will be taxed in the same manner as a partial surrender.

o A penalty tax of 10% will be imposed on the amount of any full or partial surrender, loan and unpaid loan interest included in Policy Debt, assignment, or pledge on which you must pay tax. However, the penalty tax does not apply to a distribution made:

     (1)  after you attain age 59 1/2,

     (2) because you have become disabled, within the meaning of the tax law, or

     (3) in substantially equal periodic payments over your life or life expectancy (or over the joint lives or life expectancies of you and your beneficiary, within the meaning of the tax law).

Special Rules If You Own More Than One MEC: All MECs that we (or any of our affiliates) issue to you within the same calendar year will be combined to determine the amount of any distribution from the Policy that will be taxable to you.

Interpretative issues: The tax law's rules relating to MECs are complex and open to considerable variation in interpretation. You should consult your tax advisor before making any decisions regarding changes in coverage under or distributions from your Policy.

Income Tax Withholding

We may be required to withhold and pay to the IRS a part of the taxable portion of each distribution made under a Policy. However, in many cases, the recipient may elect not to have any amounts withheld. You are responsible for payment of all taxes and early distribution penalties, regardless of whether you request that no taxes be withheld or if we do not withhold a sufficient amount of taxes. At the time you request a distribution from the Policy, we will send you forms that explain the withholding requirements.

Tax Status of the Company

Under existing Federal income tax law, we do not expect to incur any Federal income tax liability on the income or gains in Separate Account II. Based upon this expectation, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we are required to pay taxes on some or all of the income and gains earned by Separate Account II, we may impose a charge for those taxes.

We may also incur state and local taxes, in addition to premium taxes for which a deduction from premiums is currently made. At present, these taxes are not significant. If there is a material change in state or local tax laws, we may impose a charge for any taxes attributable to Separate Account II.

Changes in the Law and Other Considerations

This discussion is based on our understanding of the Federal income tax law existing on the date of this Prospectus. Congress, the IRS, and the courts may modify these laws at any time, and may do so retroactively. Any person concerned about the tax implications of ownership of a Policy should consult a competent tax advisor.

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                            OTHER POLICY INFORMATION
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Optional Payment Plans

The Policy currently offers the following five optional payment plans as alternatives to the payment of Death Proceeds or Surrender Value in a lump sum:

Plan 1 -- Income For A Fixed Period. We will make equal periodic payments for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies before the end of the fixed period, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at a yearly rate of 3%. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided.

Plan 2 - Life Income. We will make equal monthly payments for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be l0, l5, or 20 years. If the payee dies before the end of the guaranteed period, we will discount the amount of remaining payments for the minimum period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided.

Plan 3 - Income of a Definite Amount. We will make equal periodic payments of a definite amount. Payments can be annual, semi-annual, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in one sum to the payee's estate unless otherwise provided.

Plan 4 -- Interest Income. We will make periodic payments of interest earned from the proceeds left with us. Payments can be annual, semi-annual, quarterly or monthly and will begin at the end of the first period chosen. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in one sum to the payee's estate unless otherwise provided.

Plan 5 -- Joint Life and Survivor Income. We will make equal monthly payments to two payees for a guaranteed minimum of l0 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10 year period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the survivor's estate unless otherwise provided.

You may select an optional payment plan during either Insured's life in your application or by writing our Home Office. We will transfer any amount left with us for payment under an optional payment plan to our General Account. Payments under an optional payment plan will not vary with the investment performance of Separate Account II because they are forms of fixed-benefit annuities. See Tax Treatment of Policies. Amounts allocated to an optional payment plan will earn interest at 3% compounded annually. Certain conditions and restrictions apply to payments received under an optional payment plan. For further information, please review your Policy or contact one of our authorized agents.

Dividends

The Policy is non-participating. We will not pay dividends on the Policy.

Incontestability

The Policy limits our right to contest the Policy as issued, as increased, or as reinstated, except for material misstatements contained in the application, a supplemental application, or a reinstatement application, after it has been in force during the lifetimes of both Insureds for a minimum period, generally for two years from the Policy Date, effective date of the increase, or the date of reinstatement. We can only contest the Policy, an increase in Specified Amount, and/or a reinstatement of the Policy if a copy of the application was attached to the Policy when issued or delivered, or was made a part of the Policy when a change in coverage or Policy reinstatement went into effect. This provision does not apply to riders that provide disability benefits (subject to state exception).

Suicide Exclusion

If either Insured commits suicide while sane or insane within two years of the Policy Date (subject to state exception), we will limit the amount of proceeds we pay under the Policy to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

If the first Insured to die commits suicide while sane or insane more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount (subject to state exception), we will reduce the Specified Amount to the amount in effect before the increase. We will refund any monthly deductions made with respect to the increase in a lump sum to the Owner.

If the Last Insured commits suicide while sane or insane more than two years after the Policy Date and within two years after an increase in the Specified Amount became effective (subject to state exception), we will reduce the Specified Amount to the amount in effect before the increase. The amount payable with respect to the increase will equal the monthly deductions that were made for that increase. The amount payable will be treated as Death Proceeds and paid to the Beneficiary under the same conditions as the initial Specified Amount.

Misstatement of Age or Gender

We will adjust the Death Benefit if you misstated either Insured's Age or gender in your application.

Written Notice

You should send any written notice to us at our Home Office. The notice should include the Policy number and each Insured's full name. We will send any notice to the address shown in the application unless an appropriate address change form has been filed with us.

Trustee

If you name a trustee as the Owner or Beneficiary of the Policy and the trustee subsequently exercises ownership rights or claims benefits thereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his or her authority. Payment of Policy benefits to the trustee will release us from all obligations under the Policy to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

Other Changes

At any time, we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code.

Also, we may make changes:

o to make the Policy, our operations, or the operation of Separate Account II conform with any law or regulation issued by any government agency to which they are subject; or

o to reflect a change in the operation of Separate Account II, if allowed by the Policy.

Only the President or Vice President of GE Life & Annuity has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. The President or a Vice President of GE Life & Annuity must sign all endorsements, amendments, or riders to be valid.

Reports

We maintain records and accounts of all transactions involving the Policy, Separate Account II and Policy Debt. Within 30 days after each Policy Anniversary, we will send you a report showing information about your Policy. The report will show:

o    the Specified Amount;

o    the Account Value in each Investment Subdivision;

o    the Surrender Value;

o    the Policy Debt; and

o    the premiums paid and charges made during the Policy Year.

We also will send you an annual and a semi-annual report for each Fund underlying an Investment Subdivision to which you have allocated Account Value, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan, make transfers or make partial surrenders, you will receive a written confirmation of these transactions.

Change Of Owner

You may change the Owner of the Policy by sending a written request on a form satisfactory to us to our Home Office while either Insured is alive and the Policy is in force. The change will take effect the date you sign the written request, but the change will not affect any action we have taken before we receive the written request. A change of Owner does not change the Beneficiary designation.

Supplemental Benefits

We offer two additional benefit riders. We add the Policy Split Option Rider automatically to your Policy. This rider allows you to surrender this Policy in exchange for an individual policy on the life on one Insured or separate individual policies on the lives of each Insured. The maximum, amount of insurance available at the time the rider is exercised on either Insured is equal to one-half the base Policy Specified Amount. There is no additional charge for this rider, but we will require evidence of insurability when you exercise this option. See Tax Considerations. For further information about this rider, including information on the terms to which the exchange is subject, please see your Policy.

You may elect the Four Year Term Rider. This rider protects your estate from the IRS's "contemplation of death" rules. To avoid inclusion of Policy Death Proceeds, the Insureds cannot possess any incidence of ownership in the Policy (i.e., the Policy must be owned by a trust or other third party.) However, certain situations may call for the Insureds to initially own the Policy when estate planning documents are drawn. After ownership of the Policy has been relinquished, the Insureds must live three years for the Death Proceeds to avoid estate tax inclusion. The Four Year Term Rider provides an extra amount of insurance for the first four Policy Years to cover the additional estate tax triggered if the second death occurs within the first three years. We will pay the amount payable under the rider at the death of the Last Insured. You may only elect the Four Year Term Rider at the time we issue the Policy. There is an extra charge for this rider that will be included in your monthly deduction. See Tax Considerations. Please see your Policy for additional information.

Additional rules and limits apply to these supplemental benefits. Please ask your authorized GE Life & Annuity agent for further information or contact our Home Office.

Using the Policy as Collateral

You can assign the Policy as collateral security. You must notify us in writing if you assign the Policy. Any payments we made before the assignment will not be affected. We are not responsible for the validity of an assignment. An assignment may affect your rights and the rights of the Beneficiary.

Reinsurance

We intend to reinsure a portion of the risks assumed under the Policies.

Legal Proceedings

GE Life & Annuity, like all other companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, GE Life & Annuity believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or Separate Account II.

-------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION
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Sale Of The Policies

Our licensed life insurance agents sell the Policies. These agents are also registered representatives of Capital Brokerage Corporation, the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. (Capital Brokerage Corporation does business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation.)

Capital Brokerage Corporation, a Washington corporation, located at 6630 W. Broad Street, Richmond, Virginia 23230, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Capital Brokerage Corporation also serves as principal underwriter for other variable life insurance and variable annuity policies we issue. However, Capital Brokerage Corporation has not retained any amounts for acting as principal underwriter of these other policies.

Our writing agents receive commissions based on a commission schedule and rules. First-year commissions depend on each Insured's Age, rating class, gender and the size of the Policy. In the first Policy Year, the agent will receive a commission of up to 85% of the maximum commissionable premium plus up to 4% of premiums paid in excess of the maximum commissionable premium. In renewal years, the agent receives up to 4% of the premiums paid. We may pay a trail commission equal to an annual rate of .20% of Account Value after the fifth Policy Year.

Agents may also be eligible to receive certain bonuses and allowances, as well as retirement plan credits, based on commissions earned. Field management of the Company receives compensation which we may base in part on the level of agent commissions in their management units. Broker-dealers and their registered agents will receive first-year and subsequent year commissions equivalent to the total commissions and benefits received by the field management and writing agents of the Company. We do not deduct these commissions from premium payments or Account Value; we pay these commissions.

Legal Matters

The legal matters in connection with the Policy described in this Prospectus have been passed on by Patricia L. Dysart, Associate General Counsel and Assistant Vice President of GE Life & Annuity. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on matters relating to the federal securities laws.

Year 2000 Readiness Disclosure

Like all financial services providers, we use computer systems that may be affected by Year 2000 date data processing issues and we rely on service providers, including banks, custodians, administrators, and investment managers that may also be affected. In addition, to the extent the Funds invest in securities of issuers located in foreign countries, the Funds may be affected not only in the United States, but also in foreign countries. (Please see the Funds' prospectuses for more information.) Therefore, we have been engaged in a process to evaluate and develop plans to have our computer systems and critical applications ready to process Year 2000 date data and to correct or replace systems and applications with Year 2000 issues. Moreover, we have confirmed that our service providers are also so engaged, and we are monitoring these other service providers (particularly those that are critical to our business) for emerging Year 2000 date data issues.

We have devoted, and will continue to devote, substantial resources to this effort. In 1998, we spent $2.4 million dollars on this effort, and we have budgeted an additional $1.8 million dollars on this effort in 1999. Remedial and other actions we have taken include inventorying our computer systems, applications and interfaces, assessing ways we might be impacted by Year 2000 issues, and developing a range of solutions specific to particular situations and implementing appropriate solutions. Most of the systems, applications and interfaces that were identified as having Year 2000 issues have already been replaced with different hardware or software or upgraded to new or other releases of software which is Year 2000 ready. We have also developed a business continuity plan and have completed testing the plan.

It is difficult to predict with precision whether the outcome of these efforts will be completely successful. However, as of the date of this Prospectus, we do not anticipate that you will experience negative effects on your investment, or on the services provided in connection therewith, as a result of the Company's Year 2000 transition implementation. We have completed our efforts with respect to our critical applications, and therefore we believe that our critical applications are substantially Year 2000 capable. With respect to our non-critical applications, our goal is to be substantially Year 2000 capable on or about the end of October 1999. However, there can be no assurance that our efforts will be totally successful, or that interaction with other service providers will not impair our ability to provide uninterrupted and complete services to you.

If we are not successful in our Year 2000 transition or implementation, or if interaction with our service providers is impaired, it is possible that we could encounter difficulty and/or delays in calculating unit values, redeeming units, delivering account statements and providing other information, communication and servicing to our policyholders. In light of our past and current efforts to address this issue, we do not consider the likelihood of this possibility to be very high.

Experts

The consolidated balance sheets of The Life Insurance Company of Virginia, now known as GE Life and Annuity Assurance Company, and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, shareholders' interest and cash flows for the years then ended, the nine month period ended December 31, 1996 and the preacquisition three month period ended March 31, 1996, and the statements of assets and liabilities of Life of Virginia Separate Account II, now known as GE Life & Annuity Separate Account II, as of December 31, 1998 and the related statements of operations and changes in net assets for each of the years or lesser periods in the three year period then ended have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of such firm as experts in accounting and auditing. Unaudited financial statements for the six months as of and ended June 30, 1999 for both GE Life and Annuity Assurance Company and GE Life & Annuity Separate Account II have also been included herein.

The report of KPMG LLP dated January 22, 1999 with respect to the consolidated financial statements of The Life Insurance Company of Virginia, now known as GE Life and Annuity Assurance Company and subsidiary, contains an explanatory paragraph that states that effective April 1, 1996, General Electric Capital Corporation acquired all of the outstanding stock of The Life Insurance Company of Virginia in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

Actuarial Matters

Actuarial matters included in this Prospectus have been examined by George E. Hirko, an actuary of GE Life & Annuity, whose opinion we filed as an exhibit to the registration statement.

Financial Statements

You should distinguish the consolidated financial statements of Life of Virginia, now GE Life & Annuity, and subsidiary included in this prospectus from the financial statements of Separate Account II. Please consider the financial statements of Life of Virginia (now GE Life & Annuity) only as bearing on our ability to meet our obligations under the Policies. You should not consider the financial statements of Life of Virginia (now GE Life & Annuity) and subsidiary as affecting the investment performance of the assets held in Separate Account II.

Executive Officers and Directors

We are managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of our executive officers and directors.



NAME AND POSITION(S)
WITH GE LIFE & ANNUITY*               PRINCIPAL OCCUPATIONS LAST FIVE YEARS

Ronald V. Dolan                       Director,  Chairman of the Board,
                                      GE Life & Annuity  since  1997;  President
                                      and  Chief  Executive   Officer  of  First
                                      Colony Life Insurance Company 1992-1997.

Pamela S.  Schutz                     President,  GE Life &  Annuity
                                      since 5/98;  President of The Harvest Life
                                      Insurance Company  9/97-12/98;  President,
                                      GE Capital Realty Group 2/78-5/97.

Selwyn L. Flournoy, Jr.               Director, GE Life & Annuity since 5/89;
                                      Senior Vice President, GE Life &
                                      Annuity, since 1980; Chief Financial
                                      Officer 1980-1998.

Robert D. Chinn                       Director,  GE  Life &  Annuity,
                                      since  1997;   Senior  Vice  President  --
                                      Agency, GE Life & Annuity, since 1/92.

Leon E. Roday                         Senior Vice President & Director,
                                      GE Life & Annuity  since 6/99;Senior Vice
                                      President   &   Director,   GE   Financial
                                      Assurance since 1996. LeBoeuf, Lamb,
                                      Greene & MacRae, L.L.P. 1982-1996.

Geoffrey S. Stiff                     Senior Vice President,  GE Life &
                                      Annuity,  since 3/99; Director,  GE Life &
                                      Annuity,  since 5/96; Vice  President,  GE
                                      Life & Annuity 5/96-3/99;  Director of GNA
                                      since April,  1994; Senior Vice President,
                                      Chief  Financial  Officer and Treasurer of
                                      GNA   since   May,   1993;   Senior   Vice
                                      President, Controller and Treasurer of GNA
                                      Investors Trust since 1993.

Donita M. King                        Senior Vice President, General Counsel and
                                      Secretary, GE Life & Annuity since 3/99,
                                      Assistant General Counsel, Prudential
                                      Insurance Company of America, 3/89-3/99.

Richard P. McKenney                   Manager  of  Finance  since
                                      10/96, GE Financial  Assurance/GE Life and
                                      Annuity Assurance Company; Chief Financial
                                      Officer  since  10/98;  GE  Capital  Audit
                                      Staff  Manager,  8/95-10/96;  GE Corporate
                                      Audit Staff, 7/93-8/95.

Jerry G. Overman                      Treasurer, GE Life and Annuity Assurance
                                      Company since 1979.

Kelly L. Groh                         Vice President and Controller/Sr. Finance
                                      Analyst, GE Life and Annuity
                                      Assurance Company since 3/96; Staff
                                      Accountant, Price Waterhouse,  9/90-3/96.

* Prior to 1999, GE Life & Annuity was known as Life of Virginia.

The principal business address of each person listed, unless otherwise indicated, is GE Life and Annuity Assurance Company, 6610 W. Broad Street, Richmond, Virginia 23230.

The principal business address for Mr. Dolan is First Colony Life Insurance Company, 700 Main Street, Post Office 1280, Lynchburg, VA 24505-1280.

Other Information

We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the Policies being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about Separate Account II, the Company, and the Policies offered. Statements in this Prospectus about the content of Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec gov.

--------------------------------------------------------------------------------
                           HYPOTHETICAL ILLUSTRATIONS
--------------------------------------------------------------------------------


To show you how the Policy works, we have included some hypothetical illustrations for a Policy issued to a male Insured, age 55, and a female Insured, age 55. These illustrations show how Account Values, Surrender Values, and death benefits under the two Death Benefit options available under a Policy vary over time assuming the following:

         o The initial and planned premium of each illustration are allocated completely to Separate Account II and remain there over the entire period;

         o The Insureds both qualify for the Preferred No Nicotine Use classification;

         o    There are no withdrawals and no supplemental benefits;

         o    There is no Policy Debt; and

         o The portfolios earn gross (that is, before deductions for investment management fees and other operating expenses of the portfolios) annual rates of return of 0%, 6%, and 12%.

It is important to understand that the illustrations assume a level rate of return for all years. The values of your Policy would be different from those shown if the hypothetical returns averaged 0%, 6%, or 12% but fluctuated over and under those averages for the years shown.

The illustrations reflect an average annual charge of 0.78% of the average daily net assets of the portfolios for investment management fees and other operating expenses. We calculated these fees based on an average of the expense ratios of each of the portfolios (in some cases, we estimated those fees) for the latest year of operations. The average daily charge for the portfolio expenses reflects voluntary expense agreements between certain of the portfolios and their investment managers. These expense agreements could terminate at any time. See "Portfolio Annual Expense Table." If these agreements terminate, the values shown on the following pages would be less.

The illustrations reflect a premium charge, the .70% mortality and expense risk charge to Separate Account II, and the monthly deduction. The monthly deduction is taken from the policy Account Value each month. The monthly deduction illustrated consists of the cost of insurance charge, the policy charge of $5, and an expense charge of up to $0.20 per $1,000 of initial Specified Amount. Our current charges and the maximum charges we have a contractual right to charge are reflected in separate illustrations on the following pages. See "Charges and Deductions." After deduction of estimated portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return for the Investment Subdivisions of -1.48%, 4.52% and 10.52%, respectively.

 All of the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against Separate Account II. To produce after tax returns of 0%, 6%, or 12% if we were to make such charges in the future, Separate Account II would have to earn a sufficient amount in excess of 0%, 6%, or 12% to cover any tax charges. The Surrender Values shown in the illustrations reflect the fact that we deduct a Surrender Charge for the first 16 Policy Years (and for 16 Policy Years after you increase the Specified Amount). See "Charges and Deductions."

Each illustration also has a column labeled "Premiums Accumulated at 5% Interest Per Year." This column shows the amount that would accumulate if the premium payments were invested to earn interest, after taxes, of 5% per year, compounded annually.

Upon request, we will furnish you a personalized illustration based upon the proposed Insureds' circumstances. Such illustrations will reflect the current cost of insurance charges and the guaranteed maximum cost of insurance charges, and may assume different hypothetical rates of return than those shown in the following illustrations.

The investment rates of return we have chosen to use in the illustrations are hypothetical only, and you should understand that they do not represent actual past or future rates of return. The actual rates of return under a Policy may be more or less than the hypothetical rates of return in the illustrations.

                                FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE

Male Issue Age 55 Preferred No Nicotine Use                             Initial Specified Amount                        $250,000
Female Issue Age 55 Preferred No Nicotine Use                           Initial Premium and Planned
Death Benefit Option A                                                     Premium (Payable Annually)                     $5,100
                                                                          (1)

                             0% ASSUMED HYPOTHETICAL               6% ASSUMED HYPOTHETICAL             12% ASSUMED HYPOTHETICAL
                             GROSS ANNUAL INVESTMENT               GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
                        RETURN WITH MAXIMUM CHARGES (2)(3)    RETURN WITH MAXIMUM CHARGES (2)(3)  RETURN WITH MAXIMUM CHARGES (2)(3)

            PREMIUMS
   END     ACCUMULATED
   OF         AT 5%     SURRENDER   ACCOUNT        DEATH      SURRENDER   ACCOUNT      DEATH      SURRENDER   ACCOUNT      DEATH
 POLICY     INTEREST      VALUE      VALUE        BENEFIT       VALUE      VALUE      BENEFIT       VALUE      VALUE      BENEFIT
  YEAR      PER YEAR      -----      -----        -------       -----      -----      -------       -----      -----      -------
 ------     --------
   1         5,355           0        3,956      253,956           0        4,216      254,216           0       4,476    254,476
   2        10,978       1,826        7,826      257,826       2,594        8,594      258,594       3,393       9,393    259,393
   3        16,882       5,604       11,604      261,604       7,134       13,134      263,134       8,792      14,792    264,792
   4        23,081       9,286       15,286      265,286      11,838       17,838      267,838      14,715      20,715    270,715
   5        29,590      12,864       18,864      268,864      16,703       22,703      272,703      21,208      27,208    277,208

   6        36,424      16,329       22,329      272,329      21,726       27,726      277,726      28,321      34,321    284,321
   7        43,600      20,270       25,670      275,670      27,502       32,902      282,902      36,705      42,105    292,105
   8        51,135      24,072       28,872      278,872      33,418       38,218      288,218      45,811      50,611    300,611
   9        59,047      27,712       31,912      281,912      39,457       43,657      293,657      55,692      59,892    309,892
  10        67,355      31,166       34,766      284,766      45,596       49,196      299,196      66,398      69,998    319,998

  15       115,553      44,590       45,190      295,190      76,702       77,302      327,302     134,333     134,933    384,933
  20       177,068      44,518       44,518      294,518     100,578      100,578      350,578     228,611     228,611    478,611

  25       255,579      19,099       19,099      269,099     101,288      101,288      351,288     350,824     350,824    600,824
  30       355,780           *            *            *      45,677       45,677      295,677     488,104     488,104    738,104
  35       483,665           *            *            *           *            *            *     594,323     594,323    844,323

------------------------

* Premium in addition to the planned premium is required to keep the policy in effect.

(1) The values illustrated assume that the planned premium of $5,100 is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52%, and 10.52%. The Surrender Values, Account Values, and Death Benefit for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual policy years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                               FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE

Male Issue Age 55 Preferred No Nicotine Use                        Initial Specified Amount                           $250,000
Female Issue Age 55 Preferred No Nicotine Use                      Initial Premium and Planned
Death Benefit Option A                                                Premium (Payable Annually)                        $5,100
                                                                       (1)

                             0% ASSUMED HYPOTHETICAL             6% ASSUMED HYPOTHETICAL               12% ASSUMED HYPOTHETICAL
                             GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT               GROSS ANNUAL INVESTMENT
                       RETURN WITH CURRENT CHARGES (2)(3)   RETURN WITH CURRENT CHARGES (2)(3)    RETURN WITH CURRENT CHARGES (2)(3)

  END      PREMIUMS
  OF     ACCUMULATED
POLICY  AT 5% INTEREST
 YEAR      PER YEAR    SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT      DEATH      SURRENDER    ACCOUNT      DEATH
-----     ----------     VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT       VALUE       VALUE      BENEFIT
                         -----       -----      -------      -----       -----      -------       -----       -----      -------
  1          5,355           0       4,427     254,427           0       4,704      254,704           0        4,981     254,981
  2         10,978       2,779       8,779     258,779       3,612       9,612      259,612       4,478       10,478     260,478
  3         16,882       7,057      13,057     263,057       8,731      14,731      264,731      10,541       16,541     266,541
  4         23,081      11,260      17,260     267,260      14,069      20,069      270,069      17,230       23,230     273,230
  5         29,590      15,386      21,386     271,386      19,633      25,633      275,633      24,607       30,607     280,607

  6         36,424      19,432      25,432     275,432      25,429      31,429      281,429      32,740       38,740     288,740
  7         43,600      23,997      29,397     279,397      32,066      37,466      287,466      42,306       47,706     297,706
  8         51,135      28,476      33,276     283,276      38,947      43,747      293,747      52,786       57,586     307,586
  9         59,047      32,864      37,064     287,064      46,077      50,277      300,277      64,270       68,470     318,470
 10         67,355      37,153      40,753     290,753      53,459      57,059      307,059      76,853       80,453     330,453

 15        115,553      57,527      58,127     308,127      94,999      95,599      345,599     161,325      161,925     411,925
 20        177,068      70,659      70,659     320,659     139,580     139,580      389,580     291,614      291,614     541,614

 25        255,579      73,773      73,773     323,773     184,712     184,712      434,712     494,390      494,390     744,390
 30        355,780      60,091      60,091     310,091     222,058     222,058      472,058     807,232      807,232   1,057,232
 35        483,665      17,888      17,888     267,888     234,755     234,755      484,755   1,284,690    1,284,690   1,534,690

-----------------------

(1) The values illustrated assume that the planned premium of $5,100 is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Life & Annuity anticipates deducting these charges for the forseeable future, these charges are not guaranteed and could be raised at the discretion of GE Life & Annuity. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52%, and 10.52%. The Surrender Values, Account Values, and Death Benefit for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual policy years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                               FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE

Male Issue Age 55 Preferred No Nicotine Use                            Initial Specified Amount                          $250,000
Female Issue Age 55 Preferred No Nicotine Use                          Initial Premium and Planned
Death Benefit Option B                                                    Premium (Payable Annually)                       $3,800
                                                                       (1)

                             0% ASSUMED HYPOTHETICAL              6% ASSUMED HYPOTHETICAL              12% ASSUMED HYPOTHETICAL
                             GROSS ANNUAL INVESTMENT              GROSS ANNUAL INVESTMENT              GROSS ANNUAL INVESTMENT
                        RETURN WITH MAXIMUM CHARGES (2)(3)  RETURN WITH MAXIMUM CHARGES (2)(3)    RETURN WITH MAXIMUM CHARGES (2)(3)

            PREMIUMS
   END     ACCUMULATED   SURRENDER    ACCOUNT      DEATH    SURRENDER    ACCOUNT      DEATH     SURRENDER     ACCOUNT       DEATH
   OF         AT 5%        VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT      VALUE        VALUE       BENEFIT
 POLICY     INTEREST       -----       -----      -------     -----       -----      -------      -----        -----       -------
  YEAR      PER YEAR
  -----     --------
  1         3,990           0       2,778     250,000          0       2,966     250,000            0        3,154      250,000
  2         8,180           0       5,488     250,000         38       6,038     250,000          612        6,612      250,000
  3        12,578       2,125       8,125     250,000      3,216       9,216     250,000        4,399       10,399      250,000
  4        17,197       4,685      10,685     250,000      6,498      12,498     250,000        8,545       14,545      250,000
  5        22,047       7,162      13,162     250,000      9,883      15,883     250,000       13,080       19,080      250,000

  6        27,140       9,547      15,547     250,000     13,366      19,366     250,000       18,038       24,038      250,000
  7        32,487      12,432      17,832     250,000     17,541      22,941     250,000       24,054       29,454      250,000
  8        38,101      15,203      20,003     250,000     21,799      26,599     250,000       30,564       35,364      250,000
  9        43,996      17,842      22,042     250,000     26,125      30,325     250,000       37,604       41,804      250,000
 10        50,186      20,327      23,927     250,000     30,501      34,101     250,000       45,214       48,814      250,000

 15        86,098      29,567      30,167     250,000     52,370      52,970     250,000       93,644       94,244      250,000
 20       131,933      26,941      26,941     250,000     68,232      68,232     250,000      164,635      164,635      250,000

 25       190,431           *           *           *     67,699      67,699     250,000      283,364      283,364      297,532
 30       265,091           *           *           *     17,640      17,640     250,000      478,408      478,408      502,328
 35       360,378           *           *           *          *           *           *      780,559      780,559      819,587

------------------------

* Premium in addition to the planned premium is required to keep the policy in effect.

(1) The values illustrated assume that the planned premium of $3,800 is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52%, and 10.52%. The Surrender Values, Account Values, and Death Benefit for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual policy years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                               FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE

Male Issue Age 55 Preferred No Nicotine Use                         Initial Specified Amount                          $250,000
Female Issue Age 55 Preferred No Nicotine Use                       Initial Premium and Planned
Death Benefit Option B                                                 Premium (Payable Annually) (1)                   $3,800

                             0% ASSUMED HYPOTHETICAL             6% ASSUMED HYPOTHETICAL              12% ASSUMED HYPOTHETICAL
                             GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT              GROSS ANNUAL INVESTMENT
                        RETURN WITH CURRENT CHARGES (2)(3) RETURN WITH CURRENT CHARGES (2)(3)    RETURN WITH CURRENT CHARGES (2)(3)

            PREMIUMS
   END     ACCUMULATED    SURRENDER   ACCOUNT      DEATH     SURRENDER   ACCOUNT      DEATH     SURRENDER     ACCOUNT        DEATH
   OF         AT 5%         VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT      VALUE        VALUE        BENEFIT
 POLICY     INTEREST        -----      -----      -------      -----      -----      -------      -----        -----        -------
  YEAR      PER YEAR
  ----      --------
    1         3,990           0      3,229     250,000           0      3,433     250,000           0         3,638       250,000
    2         8,180         402      6,402     250,000       1,014      7,014     250,000       1,650         7,650       250,000
    3        12,578       3,519      9,519     250,000       4,746     10,746     250,000       6,074        12,074       250,000
    4        17,197       6,578     12,578     250,000       8,635     14,635     250,000      10,952        16,952       250,000
    5        22,047       9,579     15,579     250,000      12,687     18,687     250,000      16,329        22,329       250,000

    6        27,140      12,519     18,519     250,000      16,906     22,906     250,000      22,256        28,256       250,000
    7        32,487      15,996     21,396     250,000      21,896     27,296     250,000      29,388        34,788       250,000
    8        38,101      19,407     24,207     250,000      27,062     31,862     250,000      37,185        41,985       250,000
    9        43,996      22,748     26,948     250,000      32,407     36,607     250,000      45,715        49,915       250,000
   10        50,186      26,013     29,613     250,000      37,933     41,533     250,000      55,048        58,648       250,000

   15        86,098      41,720     42,320     250,000      69,270     69,870     250,000     118,114       118,714       250,000
   20       131,933      51,331     51,331     250,000     102,902    102,902     250,000     217,139       217,139       250,000

   25       190,431      53,175     53,175     250,000     140,157    140,157     250,000     380,741       380,741       399,778
   30       265,091      41,345     41,345     250,000     182,747    182,747     250,000     647,810       647,810       680,201
   35       360,378         536        536     250,000     237,442    237,442     250,000   1,079,427     1,079,427     1,133,398

------------------------

(1) The values illustrated assume that the planned premium of $3,800 is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Life & Annuity anticipates deducting these charges for the forseeable future, these charges are not guaranteed and could be raised at the discretion of GE Life & Annuity. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52%, and 10.52%. The Surrender Values, Account Values, and Death Benefit for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual policy years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                               FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE

Male Issue Age 55 Preferred No Nicotine Use                      Initial Specified Amount                          $1,000,000
Female Issue Age 55 Preferred No Nicotine Use                    Initial Premium and Planned
Death Benefit Option A                                              Premium (Payable Annually) (1)                    $19,400

                          0% ASSUMED HYPOTHETICAL              6% ASSUMED HYPOTHETICAL               12% ASSUMED HYPOTHETICAL
                          GROSS ANNUAL INVESTMENT              GROSS ANNUAL INVESTMENT                GROSS ANNUAL INVESTMENT
                     RETURN WITH MAXIMUM CHARGES (2)(3)   RETURN WITH MAXIMUM CHARGES (2)(3)    RETURN WITH MAXIMUM CHARGES (2)(3)

            PREMIUMS
   END     ACCUMULATED   SURRENDER    ACCOUNT      DEATH    SURRENDER    ACCOUNT      DEATH       SURRENDER     ACCOUNT       DEATH
   OF         AT 5%        VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT        VALUE        VALUE       BENEFIT
 POLICY     INTEREST       -----       -----      -------     -----       -----      -------        -----        -----       -------
  YEAR      PER YEAR
  ----      --------
   1        20,370           0      15,670   1,015,670          0      16,694    1,016,694             0       17,720    1,017,720
   2        41,759       6,997      30,997   1,030,997     10,029      34,029    1,034,029        13,187       37,187    1,037,187
   3        64,216      21,961      45,961   1,045,961     28,007      52,007    1,052,007        34,557       58,557    1,058,557
   4        87,797      36,540      60,540   1,060,540     46,628      70,628    1,070,628        58,001       82,001    1,082,001
   5       112,557      50,706      74,706   1,074,706     65,887      89,887    1,089,887        83,701      107,701    1,107,701

   6       138,555      64,423      88,423   1,088,423     85,770     109,770    1,109,770       111,850      135,850    1,135,850
   7       165,853      80,047     101,647   1,101,647    108,651     130,251    1,130,251       145,051      166,651    1,166,651
   8       194,515      95,113     114,313   1,114,313    132,085     151,285    1,151,285       181,107      200,307    1,200,307
   9       224,611     109,538     126,338   1,126,338    156,001     172,801    1,172,801       220,221      237,021    1,237,021
  10       256,212     123,219     137,619   1,137,619    180,306     194,706    1,194,706       262,596      276,996    1,276,996

  15       439,555     176,270     178,670   1,178,670    303,292     305,692    1,305,692       531,257      533,657    1,533,657
  20       673,553     175,381     175,381   1,175,381    397,000     397,000    1,397,000       903,291      903,291    1,903,291

  25       972,201      73,148      73,148   1,073,148    397,598     397,598    1,397,598     1,383,764    1,383,764    2,383,764
  30     1,353,359           *           *           *    172,348     172,348    1,172,348     1,919,036    1,919,036    2,919,036
  35     1,839,825           *           *           *          *           *            *     2,320,984    2,320,984    3,320,984

------------------------

* Premium in addition to the planned premium is required to keep the policy in effect.

(1) The values illustrated assume that the planned premium of $19,400 is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52%, and 10.52%. The Surrender Values, Account Values, and Death Benefit for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual policy years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                         FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE

Male Issue Age 55 Preferred No Nicotine Use                        Initial Specified Amount                       $1,000,000
Female Issue Age 55 Preferred No Nicotine Use                      Initial Premium and Planned
Death Benefit Option A                                                Premium (Payable Annually) (1)                 $19,400

                             0% ASSUMED HYPOTHETICAL             6% ASSUMED HYPOTHETICAL             12% ASSUMED HYPOTHETICAL
                             GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
                        RETURN WITH CURRENT CHARGES (2)(3) RETURN WITH CURRENT CHARGES (2)(3)   RETURN WITH CURRENT CHARGES (2)(3)
            PREMIUMS
   END     ACCUMULATED SURRENDER    ACCOUNT      DEATH    SURRENDER    ACCOUNT      DEATH       SURRENDER     ACCOUNT       DEATH
   OF         AT 5%      VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT        VALUE        VALUE       BENEFIT
 POLICY     INTEREST     -----       -----      -------     -----       -----      -------        -----        -----       -------
  YEAR      PER YEAR
  ----      --------
     1        20,370           0      17,537   1,017,537          0      18,631   1,018,631          0       19,725     1,019,725
     2        41,759      10,781      34,781   1,034,781     14,069      38,069   1,038,069     17,490       41,490     1,041,490
     3        64,216      27,730      51,730   1,051,730     34,344      58,344   1,058,344     41,500       65,500     1,065,500
     4        87,797      44,378      68,378   1,068,378     55,485      79,485   1,079,485     67,985       91,985     1,091,985
     5       112,557      60,721      84,721   1,084,721     77,520     101,520   1,101,520     97,192      121,192     1,121,192

     6       138,555      76,750     100,750   1,100,750    100,477     124,477   1,124,477    129,396      153,396     1,153,396
     7       165,853      94,854     116,454   1,116,454    126,782     148,382   1,148,382    167,295      188,895     1,188,895
     8       194,515     112,619     131,819   1,131,819    154,056     173,256   1,173,256    208,814      228,014     1,228,014
     9       224,611     130,019     146,819   1,146,819    182,313     199,113   1,199,113    254,303      271,103     1,271,103
    10       256,212     147,029     161,429   1,161,429    211,565     225,965   1,225,965    304,144      318,544     1,318,544

    15       439,555     227,817     230,217   1,230,217    376,152     378,552   1,378,552    638,676      641,076     1,641,076
    20       673,553     279,686     279,686   1,279,686    552,515     552,515   1,552,515  1,154,300    1,154,300     2,154,300

    25       972,201     291,535     291,535   1,291,535    730,596     730,596   1,730,596  1,956,275    1,956,275     2,956,275
    30     1,353,359     236,237     236,237   1,236,237    876,924     876,924   1,876,924  3,192,582    3,192,582     4,192,582
    35     1,839,825      66,898      66,898   1,066,898    923,893     923,893   1,923,893  5,077,544    5,077,544     6,077,544

------------------------

(1) The values illustrated assume that the planned premium of $19,400 is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Life & Annuity anticipates deducting these charges for the forseeable future, these charges are not guaranteed and could be raised at the discretion of GE Life & Annuity. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52%, and 10.52%. The Surrender Values, Account Values, and Death Benefit for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual policy years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                     FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE

Male Issue Age 55 Preferred No Nicotine Use                          Initial Specified Amount                       $1,000,000
Female Issue Age 55 Preferred No Nicotine Use                        Initial Premium and Planned
Death Benefit Option B                                                  Premium (Payable Annually) (1)                 $14,600

                             0% ASSUMED HYPOTHETICAL             6% ASSUMED HYPOTHETICAL             12% ASSUMED HYPOTHETICAL
                             GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
                        RETURN WITH MAXIMUM CHARGES (2)(3) RETURN WITH MAXIMUM CHARGES (2)(3)   RETURN WITH MAXIMUM CHARGES (2)(3)

            PREMIUMS
   END     ACCUMULATED   SURRENDER  ACCOUNT      DEATH    SURRENDER    ACCOUNT      DEATH       SURRENDER     ACCOUNT     DEATH
   OF         AT 5%        VALUE     VALUE      BENEFIT     VALUE       VALUE      BENEFIT        VALUE        VALUE     BENEFIT
 POLICY     INTEREST       -----     -----      -------     -----       -----      -------        -----        -----     -------
  YEAR      PER YEAR
  ----      --------
    1        15,330           0     11,178   1,000,000           0     11,929   1,000,000           0       12,681     1,000,000
    2        31,427           0     22,083   1,000,000         286     24,286   1,000,000       2,583       26,583     1,000,000
    3        48,328       8,696     32,696   1,000,000      13,069     37,069   1,000,000      17,810       41,810     1,000,000
    4        66,074      19,000     43,000   1,000,000      26,273     50,273   1,000,000      34,480       58,480     1,000,000
    5        84,708      28,969     52,969   1,000,000      39,889     63,889   1,000,000      52,718       76,718     1,000,000

    6       104,273      38,573     62,573   1,000,000      53,902     77,902   1,000,000      72,656       96,656     1,000,000
    7       124,817      50,174     71,774   1,000,000      70,689     92,289   1,000,000      96,837      118,437     1,000,000
    8       146,388      61,318     80,518   1,000,000      87,810    107,010   1,000,000     123,006      142,206     1,000,000
    9       169,037      71,934     88,734   1,000,000     105,209    122,009   1,000,000     151,312      168,112     1,000,000
   10       192,819      81,934     96,334   1,000,000     122,813    137,213   1,000,000     181,911      196,311     1,000,000

   15       330,799     119,188    121,588   1,000,000     210,876    213,276   1,000,000     376,761      379,161     1,000,000
   20       506,901     109,010    109,010   1,000,000     275,161    275,161   1,000,000     662,811      662,811     1,000,000

   25       731,656         796        796   1,000,000     274,489    274,489   1,000,000   1,141,609    1,141,609     1,198,690
   30     1,018,508           *          *           *      77,687     77,687   1,000,000   1,927,232    1,927,232     2,023,594
   35     1,384,610           *          *           *           *          *           *   3,144,273    3,144,273     3,301,487

------------------------

* Premium in addition to the planned premium is required to keep the policy in effect.

(1) The values illustrated assume that the planned premium of $14,600 is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52%, and 10.52%. The Surrender Values, Account Values, and Death Benefit for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual policy years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                                      FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE

Male Issue Age 55 Preferred No Nicotine Use                                Initial Specified Amount                     $1,000,000
Female Issue Age 55 Preferred No Nicotine Use                              Initial Premium and Planned
Death Benefit Option B                                                        Premium (Payable Annually) (1)               $14,600
                             0% ASSUMED HYPOTHETICAL           6% ASSUMED HYPOTHETICAL             12% ASSUMED HYPOTHETICAL
                             GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT             GROSS ANNUAL INVESTMENT
                           RETURN WITH CURRENT CHARGES    RETURN WITH CURRENT CHARGES (2)(3)  RETURN WITH CURRENT CHARGES (2)(3)
                                     (2)(3)
            PREMIUMS
   END     ACCUMULATED   SURRENDER    ACCOUNT  DEATH    SURRENDER    ACCOUNT      DEATH       SURRENDER     ACCOUNT       DEATH
   OF         AT 5%        VALUE       VALUE  BENEFIT     VALUE       VALUE      BENEFIT        VALUE        VALUE       BENEFIT
 POLICY     INTEREST       -----       -----  -------     -----       -----      -------        -----        -----       -------
  YEAR      PER YEAR
  ----      --------
     1        15,330           0      12,974  1,000,000          0     13,790   1,000,000           0      14,606    1,000,000
     2        31,427       1,723      25,723  1,000,000      4,169     28,169   1,000,000       6,714      30,714    1,000,000
     3        48,328      14,246      38,246  1,000,000     19,159     43,159   1,000,000      24,476      48,476    1,000,000
     4        66,074      26,537      50,537  1,000,000     34,781     58,781   1,000,000      44,060      68,060    1,000,000
     5        84,708      38,593      62,593  1,000,000     51,053     75,053   1,000,000      65,650      89,650    1,000,000

     6       104,273      50,406      74,406  1,000,000     67,998     91,998   1,000,000      89,447     113,447    1,000,000
     7       124,817      64,369      85,969  1,000,000     88,033    109,633   1,000,000     118,074     139,674    1,000,000
     8       146,388      78,066      97,266  1,000,000    108,773    127,973   1,000,000     149,374     168,574    1,000,000
     9       169,037      91,481     108,281  1,000,000    130,232    147,032   1,000,000     183,612     200,412    1,000,000
    10       192,819     104,590     118,990  1,000,000    152,418    166,818   1,000,000     221,081     235,481    1,000,000

    15       330,799     167,665     170,065  1,000,000    278,253    280,653   1,000,000     474,266     476,666    1,000,000
    20       506,901     206,350     206,350  1,000,000    413,415    413,415   1,000,000     871,954     871,954    1,000,000

    25       731,656     213,994     213,994  1,000,000    563,332    563,332   1,000,000   1,528,920   1,528,920    1,605,366
    30     1,018,508     167,040     167,040  1,000,000    735,143    735,143   1,000,000   2,601,338   2,601,338    2,731,405
    35     1,384,610       4,428       4,428  1,000,000    956,754    956,754   1,004,592   4,334,496   4,334,496    4,551,221

------------------------


(1) The values illustrated assume that the planned premium of $14,600 is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Life & Annuity anticipates deducting these charges for the forseeable future, these charges are not guaranteed and could be raised at the discretion of GE Life & Annuity. Accordingly, even if the assumed hypothetical Gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52%, and 10.52%. The Surrender Values, Account Values, and Death Benefit for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual policy years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

GE LIFE & ANNUITY Separate Account II

Financial Statements

For the six months ended June 30, 1999

(Unaudited)

GE LIFE & ANNUITY Separate Account II

Table of Contents

For the six months ended June 30, 1999

------------------------------------------------------------------------------

                                                                         Page

Financial Statements:
(Unaudited)

    Statements of Assets and Liabilities..................................1
    Statements of Operations..............................................6
    Statements of Changes in Net Assets..................................11

Notes to Financial Statements............................................16
(Unaudited)

------------------------------------------------------------------------------

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Statements of Assets and Liabilities
As of June 30, 1999
(Unaudited)


====================================================================================================================================
                                                                                  GE Investments Funds, Inc.
                                                        ----------------------------------------------------------------------------
                                                           S&P 500        Money       Total  International Real Estate     Global
                                                            Index        Market      Return      Equity     Securities     Income
Assets                                                       Fund         Fund        Fund        Fund         Fund        Fund
------------------------------------------------------------------------------------------------------------------------------------
Investment in GE Investments Funds, Inc.,
   at fair value (note 2):
     S&P 500 Index Fund (269,481 shares;
      cost - $5,785,752)                                $  7,160,104           -           -           -           -           -
     Money Market Fund (4,710,634 shares;
      cost - $4,710,634)                                           -   4,710,634           -           -           -           -
     Total Return Portolio (271,326 shares;
      cost - $4,105,370)                                           -           -   4,246,246           -           -           -
     International Equity Fund (13,861 shares;
      cost - $164,650)                                             -           -           -     174,644           -           -
     Real Estate Securities Fund (33,853 shares;
      cost - $447,254)                                             -           -           -           -     426,883           -
     Global Income Fund (3,997 shares;
      cost - $40,912)                                              -           -           -           -           -      39,050
     Value Equity Fund (15,781 shares;
      cost - $219,342)                                             -           -           -           -           -           -
     Income Fund (35,574 shares; cost  $434,098)                   -           -           -           -           -           -
     U.S. Equity Fund (3,516 shares; cost  $121,418)               -           -           -           -           -           -
     Premier Equity Growth Fund (3 shares; cost  $229)             -           -           -           -           -           -
Receivable from affiliate (note 3)                                90       1,078           -           5           -           -
Receivable for units sold                                      5,195     198,247         830           2          43          11
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                            $  7,165,389   4,909,959   4,247,076     174,651     426,926      39,061
====================================================================================================================================

Liabilities
------------------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                 4,561      21,919      18,365       1,209       1,252         960
Payable for units withdrawn                                        -      16,309           -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                              4,561      38,228      18,365       1,209       1,252         960
------------------------------------------------------------------------------------------------------------------------------------

Net assets                                              $  7,160,828   4,871,731   4,228,711     173,442     425,674      38,101
====================================================================================================================================

Outstanding units:  Type I (note 2)                           88,829     128,361     106,753       7,300      17,973       2,885
====================================================================================================================================

Net asset value per unit:  Type I                              58.77       17.35       37.81       15.63       16.56       10.71
====================================================================================================================================

Outstanding units:  Type II (note 2)                          33,016     152,430       5,089       3,797       7,732         672
====================================================================================================================================

Net asset value per unit:  Type II                             58.77       17.35       37.81       15.63       16.56       10.71
====================================================================================================================================


=============================================================================================================

                                                                     GE Investments Funds, Inc.
                                                        -----------------------------------------------------
                                                            Value                        U.S.      Premier
                                                           Equity          Income      Equity   Growth Equity
Assets                                                      Fund            Fund        Fund         Fund
-------------------------------------------------------------------------------------------------------------
Investment in GE Investments Funds, Inc.,
   at fair value (note 2):
     S&P 500 Index Fund (269,481 shares;
      cost - $5,785,752)                                        -               -           -             -
     Money Market Fund (4,710,634 shares;
      cost - $4,710,634)                                        -               -           -             -
     Total Return Portolio (271,326 shares;
      cost - $4,105,370)                                        -               -           -             -
     International Equity Fund (13,861 shares;
      cost - $164,650)                                          -               -           -             -
     Real Estate Securities Fund (33,853 shares;
      cost - $447,254)                                          -               -           -             -
     Global Income Fund (3,997 shares;
      cost - $40,912)                                           -               -           -             -
     Value Equity Fund (15,781 shares;
      cost - $219,342)                                    263,390               -           -             -
     Income Fund (35,574 shares; cost  $434,098)                -         430,797           -             -
     U.S. Equity Fund (3,516 shares; cost  $121,418)            -               -     134,431             -
     Premier Equity Growth Fund (3 shares; cost  $229)          -               -           -           238
Receivable from affiliate (note 3)                              -               -           9             -
Receivable for units sold                                   4,055               4          75             -
-------------------------------------------------------------------------------------------------------------

Total assets                                              267,445         430,801     134,515           238
=============================================================================================================

Liabilities
-------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)              1,456           3,927          53             -
Payable for units withdrawn                                    15               -           -             -
-------------------------------------------------------------------------------------------------------------

Total liabilities                                           1,471           3,927          53             -
-------------------------------------------------------------------------------------------------------------

Net assets                                                265,974         426,874     134,462           238
=============================================================================================================

Outstanding units:  Type I (note 2)                         7,493          40,364          48             -
=============================================================================================================

Net asset value per unit:  Type I                           17.13           10.50       12.18         10.44
=============================================================================================================

Outstanding units:  Type II (note 2)                        8,034             290      10,992            23
=============================================================================================================

Net asset value per unit:  Type II                          17.13           10.50       12.18         10.44
=============================================================================================================

See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

As of June 30, 1999
(Unaudited)

================================================================================================================

                                                                 Oppenheimer Variable Account Funds
                                                     -----------------------------------------------------------

                                                                Aggressive    Capital       High     Multiple
                                                        Bond      Growth    Appreciation   Income   Strategies
Assets                                                Fund/VA     Fund/VA     Fund/VA     Fund/VA    Fund/VA
----------------------------------------------------------------------------------------------------------------
Investment in Oppenheimer Variable
   Account Funds, at fair value (note 2):
     Bond Fund/VA (42,300 shares; cost - $499,$87)   $486,450           -           -           -           -
     Aggressive Growth Fund/VA
      (81,734 shares; cost - $3,178,148)                    -   4,434,091           -           -           -
     Capital Appreciation Fund/VA (96,863 shares;
       cost - $2,903,237)                                   -           -   3,947,159           -           -
     High Income Fund/VA (187,779 shares;
      cost - $2,076,557)                                    -           -           -   2,003,602           -
     Multiple Strategies Fund/VA  (56,007 shares;
      cost - $877,024)                                      -           -           -           -     948,767
Investment in Goldman Sachs Variable Insurance
   Trust Funds, at fair value (note 2):
     Growth and Income Fund  (1,320 shares;
      cost - $13,822)                                       -           -           -           -           -
     Mid Cap Equity Fund  (5,936 shares;
      cost - $50,707)                                       -           -           -           -           -
Investment in Salomon Brothers Variable
   Series Funds, at fair value (note 2):
     Strategic Bond Fund  (206 shares;
      cost - $2,064)                                        -           -           -           -           -
     Investors Fund  (192 shares;
      cost - $2,145)                                        -           -           -           -           -
     Total Return Fund  (1 share;
      cost - $9)                                            -           -           -           -           -
Receivable from affiliate (note 3)                          -           -
Receivable for units sold                                   -         369       1,874       2,358         244
----------------------------------------------------------------------------------------------------------------

Total assets                                         $486,450   4,434,460   3,949,033   2,005,960     949,011
================================================================================================================

Liabilities
----------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)          1,427       3,361       2,416       1,652       1,430
----------------------------------------------------------------------------------------------------------------

Total liabilities                                       1,427       3,361       2,416       1,652       1,430
----------------------------------------------------------------------------------------------------------------

Net assets                                           $485,023   4,431,099   3,946,617   2,004,308     947,581
================================================================================================================

Outstanding units:  Type I (note 2)                    17,942      77,441      59,886      52,509      24,867
================================================================================================================

Net asset value per unit:  Type I                       23.30       54.77       59.91       35.40       33.81
================================================================================================================

Outstanding units:  Type II (note 2)                    2,875       3,463       5,989       4,110       3,160
================================================================================================================

Net asset value per unit:  Type II                      23.30       54.77       59.91       35.40       33.81
================================================================================================================




=========================================================================================================================

                                                      Goldman Sachs Variable
                                                              Trust           Salomon Brothers Variable Series Fund, Inc.
                                                     -----------------------  -------------------------------------------
                                                     Growth and     Mid Cap        Strategic                     Total
                                                       Income        Value            Bond      Investors        Return
Assets                                                  Fund         Fund            Fund         Fund           Fund
-------------------------------------------------------------------------------------------------------------------------
Investment in Oppenheimer Variable
   Account Funds, at fair value (note 2):
     Bond Fund/VA (42,300 shares; cost - $499,$87)         -            -               -           -             -
     Aggressive Growth Fund/VA
      (81,734 shares; cost - $3,178,148)                   -            -               -           -             -
     Capital Appreciation Fund/VA (96,863 shares;
      cost - $2,903,237)                                   -            -               -           -             -
     High Income Fund/VA (187,779 shares;
      cost - $2,076,557)                                   -            -               -           -             -
     Multiple Strategies Fund/VA  (56,007 shares;
      cost - $877,024)                                     -            -               -           -             -
Investment in Goldman Sachs Variable Insurance
   Trust Funds, at fair value (note 2):
     Growth and Income Fund  (1,320 shares;
      cost - $13,822)                                 15,231            -               -           -             -
     Mid Cap Equity Fund  (5,936 shares;
      cost - $50,707)                                      -       59,356               -           -             -
Investment in Salomon Brothers Variable
   Series Funds, at fair value (note 2):
     Strategic Bond Fund  (206 shares;
      cost - $2,064)                                       -            -           2,071           -             -
     Investors Fund  (192 shares;
      cost - $2,145)                                       -            -               -       2,441             -
     Total Return Fund  (1 share;
      cost - $9)                                           -            -               -           -             6
Receivable from affiliate (note 3)                         2           16               -           -             -
Receivable for units sold                                  -            -               -           -             -
-------------------------------------------------------------------------------------------------------------------------

Total assets                                          15,233       59,372           2,071       2,441             6
=========================================================================================================================

Liabilities
-------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)             6           23               1           1             -
-------------------------------------------------------------------------------------------------------------------------

Total liabilities                                          6           23               1           1             -
-------------------------------------------------------------------------------------------------------------------------

Net assets                                            15,227       59,349           2,070       2,440             6
=========================================================================================================================

Outstanding units:  Type I (note 2)                        -          657               -         119             -
=========================================================================================================================

Net asset value per unit:  Type I                       9.78         9.99           10.14       13.97         11.16
=========================================================================================================================

Outstanding units:  Type II (note 2)                   1,557        5,284             204          56             1
=========================================================================================================================

Net asset value per unit:  Type II                      9.78         9.99           10.14       13.97         11.16
=========================================================================================================================


See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

As of June 30, 1999
(Unaudited)

==========================================================================================================================

                                                 Variable Insurance Products Fund    Variable Insurance Products Fund II
                                                -----------------------------------  -------------------------------------
                                                    Equity                                 Asset
                                                    Income      Growth    Overseas        Manager       Contrafund
Assets                                            Portfolio   Portfolio   Portfolio      Portfolio       Portfolio
--------------------------------------------------------------------------------------------------------------------------
Investment in Variable Insurance Products
   Fund, at fair value (note 2):
     Equity-Income Portfolio (269,489 shares;
      cost - $5,956,825)                        $  7,343,577           -           -             -               -
     Growth Portfolio (184,244 shares;
      cost - $6,949,798)                                   -   8,425,471           -             -               -
     Overseas Portfolio (118,626 shares;
      cost - $2,239,335)                                   -           -   2,467,419             -               -
Investment in Variable Insurance Products
   Fund II, at fair value (note 2):
     Asset Manager Portfolio (272,556 shares;
      cost - $4,330,845)                                   -           -           -     4,821,509               -
     Contrafund Portfolio (170,611 shares;
      cost - $3,735,562)                                   -           -           -             -       4,452,956
Investment in Variable Insurance Products
   Fund III, at fair value (note 2):
     Growth & Income Portfolio (41,138 shares;
      cost - $616,987)                                     -           -           -             -               -
     Growth Opportunities Portfolio
      17,004 shares;  cost - $350,232)                     -           -           -             -               -
Receivable from affiliate (note 3)                                     -           -             -               -
Receivable for units sold                                451       2,378          94           106           2,942
--------------------------------------------------------------------------------------------------------------------------

Total assets                                    $  7,344,028   8,427,849   2,467,513     4,821,615       4,455,898
==========================================================================================================================

Liabilities
--------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)         5,985       4,759       1,863         2,927           4,085
--------------------------------------------------------------------------------------------------------------------------

Total liabilities                                      5,985       4,759       1,863         2,927           4,085
--------------------------------------------------------------------------------------------------------------------------

Net assets                                      $  7,338,043   8,423,090   2,465,650     4,818,688       4,451,813
==========================================================================================================================

Outstanding units:  Type I (note 2)                  138,024     118,571      82,166       155,911         120,741
==========================================================================================================================

Net asset value per unit:  Type I                      50.08       67.82       29.01         30.52           29.70
==========================================================================================================================

Outstanding units:  Type II (note 2)                   8,503       5,626       2,827         1,975          29,152
==========================================================================================================================

Net asset value per unit:  Type II                     50.08       67.82       29.01         30.52           29.70
==========================================================================================================================


====================================================================================

                                                 Variable Insurance Product Fund III
                                                 -----------------------------------
                                                    Growth &           Growth
                                                     Income         Opportunities
Assets                                              Portfolio         Portfolio
------------------------------------------------------------------------------------
Investment in Variable Insurance Products
   Fund, at fair value (note 2):
     Equity-Income Portfolio (269,489 shares;
      cost - $5,956,825)                                 -                  -
     Growth Portfolio (184,244 shares;
      cost - $6,949,798)                                 -                  -
     Overseas Portfolio (118,626 shares;
      cost - $2,239,335)                                 -                  -
Investment in Variable Insurance Products
   Fund II, at fair value (note 2):
     Asset Manager Portfolio (272,556 shares;
      cost - $4,330,845)                                 -                  -
     Contrafund Portfolio (170,611 shares;
      cost - $3,735,562)                                 -                  -
Investment in Variable Insurance Products
   Fund III, at fair value (note 2):
     Growth & Income Portfolio (41,138 shares;
      cost - $616,987)                             703,456                  -
     Growth Opportunities Portfolio
      17,004 shares;  cost - $350,232)                   -            401,985
Receivable from affiliate (note 3)                       -                  -
Receivable for units sold                              329                 15
------------------------------------------------------------------------------------

Total assets                                       703,785            402,000
====================================================================================

Liabilities
------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)       1,513              1,343
------------------------------------------------------------------------------------

Total liabilities                                    1,513              1,343
------------------------------------------------------------------------------------

Net assets                                         702,272            400,657
====================================================================================

Outstanding units:  Type I (note 2)                 19,047             17,510
====================================================================================

Net asset value per unit:  Type I                    17.19              16.20
====================================================================================

Outstanding units:  Type II (note 2)                21,807              7,222
====================================================================================

Net asset value per unit:  Type II                   17.19              16.20
====================================================================================

See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

As of June 30, 1999
(Unaudited)


=========================================================================================================================

                                                             Federated Insurance Series            Alger American Fund
                                                       ---------------------------------------   ------------------------
                                                            American          High                        Small
                                                             Leaders   Income Bond     Utility   Capitalization    Growth
Assets                                                       Fund II       Fund II     Fund II        Portfolio Portfolio
-------------------------------------------------------------------------------------------------------------------------
Investments in Federated Investors
   Insurance Series, at fair value (note 2):
     American Leaders Fund II  (21,170 shares;
      cost - $437,380)                                  $     464,479            -            -            -            -
     High Income Bond Fund II  (23,473 shares;
      cost - $250,374)                                              -      241,070            -            -            -
     Utility Fund II (21,138 shares;  cost - $276,248)              -            -      307,131            -            -
Investment in Alger American, at fair value (note 2):
     Small Capitalization Portfolio (37,292 shares;
      cost - $1,564,694)                                            -            -            -    1,625,186            -
     Growth Portfolio (44,330 shares;
      cost - $2,390,582)                                            -            -            -            -    2,475,399
Investment in PBHG Insurance Series
   Fund Inc., at fair value (note 2):
     PBHG Large Cap Portfolio (7,282 shares;
      cost - $101,393)                                              -            -            -            -            -
     PBHG Growth II Portfolio (7,205 shares;
      cost - $77,870)                                               -            -            -            -            -
Receivable from affiliate (note 3)                                  -            -            4                         -
Receivable for units sold                                           -           30            -           50          360
-------------------------------------------------------------------------------------------------------------------------

Total assets                                            $     464,479      241,100      307,135    1,625,236    2,475,759
=========================================================================================================================

Liabilities
-------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                  1,402        1,185          659        2,492        2,155
Payable for units withdrawn                                         -            -            -          158          622
-------------------------------------------------------------------------------------------------------------------------

Total liabilities                                               1,402        1,185          659        2,650        2,777
=========================================================================================================================

Net assets                                              $     463,077      239,915      306,476    1,622,586    2,472,982
=========================================================================================================================

Outstanding units:  Type I (note 2)                            12,838       10,191       11,894      106,682       77,296
=========================================================================================================================

Net asset value per unit:  Type I                               19.08        15.98        19.86        13.92        23.04
=========================================================================================================================

Outstanding units:  Type II (note 2)                           11,432        4,822        3,538        9,883       30,038
=========================================================================================================================

Net asset value per unit:  Type II                              19.08        15.98        19.86        13.92        23.04
=========================================================================================================================


---------------------------------------------------------------------------------------

                                                       PBHG Insurance Series Fund, Inc.
                                                       --------------------------------
                                                           PBHG Large           PBHG
                                                           Cap Growth      Growth II
Assets                                                      Portfolio      Portfolio
---------------------------------------------------------------------------------------
Investments in Federated Investors
   Insurance Series, at fair value (note 2):
     American Leaders Fund II  (21,170 shares;
      cost - $437,380)                                              -              -
     High Income Bond Fund II  (23,473 shares;
      cost - $250,374)                                              -              -
     Utility Fund II (21,138 shares;  cost - $276,248)              -              -
Investment in Alger American, at fair value (note 2):
     Small Capitalization Portfolio (37,292 shares;
      cost - $1,564,694)                                            -              -
     Growth Portfolio (44,330 shares;
      cost - $2,390,582)                                            -              -
Investment in PBHG Insurance Series
   Fund Inc., at fair value (note 2):
     PBHG Large Cap Portfolio (7,282 shares;
      cost - $101,393)                                        120,445              -
     PBHG Growth II Portfolio (7,205 shares;
      cost - $77,870)                                               -        104,833
Receivable from affiliate (note 3)                                  -              8
Receivable for units sold                                           1              -
---------------------------------------------------------------------------------------

Total assets                                                  120,446        104,841
=======================================================================================

Liabilities
---------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)                  1,412          1,469
Payable for units withdrawn                                         -              -
---------------------------------------------------------------------------------------

Total liabilities                                               1,412          1,469
=======================================================================================

Net assets                                                    119,034        103,372
=======================================================================================

Outstanding units:  Type I (note 2)                             5,225          3,483
=======================================================================================

Net asset value per unit:  Type I                               16.29          14.33
=======================================================================================

Outstanding units:  Type II (note 2)                            2,082          3,731
=======================================================================================

Net asset value per unit:  Type II                              16.29          14.33
=======================================================================================

See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

As of June 30, 1999
(Unaudited)

===================================================================================================================

                                                                                       Janus Aspen Series
                                                   -----------------------------------------------------------------
                                                     Aggressive                 Worldwide                  Flexible
                                                         Growth       Growth       Growth     Balanced       Income
                                                      Portfolio    Portfolio    Portfolio    Portfolio    Portfolio
--------------------------------------------------------------------------------------------------------------------
Investment in Janus Aspen Series,
   at fair value (note 2):
     Aggressive Growth Portfolio (131,366 shares;
      cost - $3,750,750)                           $   4,547,880            -            -            -            -
     Growth Portfolio (157,065 shares;
      cost - $3,129,683)                                       -    4,286,309            -            -            -
     Worldwide Growth Portfolio (190,886 shares;
      cost - $4,721,231)                                       -            -    6,249,622            -            -
     Balanced Portfolio (72,923 shares;
      cost - $1,433,058)                                       -            -            -    1,819,432            -
     Flexible Income Portfolio (15,420 shares;
      cost - $185,940)                                         -            -            -            -      178,251
     International Growth Portfolio (30,312 shares;
      cost - $992,741)                                         -            -            -            -            -
     Capital Appreciation Portfolio (46,905 shares;
      cost - $1,122,814)                                       -            -            -            -            -
Receivable from affiliate (note 3)                             -            -           28            -            -
Receivable for units sold                                    994            -        2,953          870            -
--------------------------------------------------------------------------------------------------------------------

Total assets                                       $   4,548,874    4,286,309    6,252,603    1,820,302      178,251
====================================================================================================================

Liabilities
--------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)             6,765        2,538        3,560        1,843        1,180
Payable for units withdrawn                                    -          126        1,860            -
-------------------------------------------------------- -----------------------------------------------------------

Total liabilities                                          6,765        2,664        5,420        1,843        1,180
====================================================================================================================

Net assets                                         $   4,542,109    4,283,645    6,247,183    1,818,459      177,071
====================================================================================================================

Outstanding units:  Type I (note 2)                      123,652      122,416      193,460       60,601        7,497
====================================================================================================================

Net asset value per unit:  Type I                          30.12        28.39        27.49        22.16        13.57
====================================================================================================================

Outstanding units:  Type II (note 2)                      27,148       28,470       33,793       21,460        5,552
====================================================================================================================

Net asset value per unit:  Type II                         30.12        28.39        27.49        22.16        13.57
====================================================================================================================


============================================================================


                                                   -------------------------
                                                  International      Capital
                                                         Growth Appreciation
                                                      Portfolio    Portfolio
----------------------------------------------------------------------------
Investment in Janus Aspen Series,
   at fair value (note 2):
     Aggressive Growth Portfolio (131,366 shares;
      cost - $3,750,750)                                       -           -
     Growth Portfolio (157,065 shares;
      cost - $3,129,683)                                       -           -
     Worldwide Growth Portfolio (190,886 shares;
      cost - $4,721,231)                                       -           -
     Balanced Portfolio (72,923 shares;
      cost - $1,433,058)                                       -           -
     Flexible Income Portfolio (15,420 shares;
      cost - $185,940)                                         -           -
     International Growth Portfolio (30,312 shares;
      cost - $992,741)                                 1,099,482           -
     Capital Appreciation Portfolio (46,905 shares;
      cost - $1,122,814)                                       -   1,173,085
Receivable from affiliate (note 3)                             8           -
Receivable for units sold                                    432      22,900
----------------------------------------------------------------------------

Total assets                                           1,099,922   1,195,985
============================================================================

Liabilities
----------------------------------------------------------------------------

Accrued expenses payable to affiliate (note 3)             1,549       7,036
Payable for units withdrawn                                2,669           -
----------------------------------------------------------------------------

Total liabilities                                          4,218       7,036
============================================================================

Net assets                                             1,095,704   1,188,949
============================================================================

Outstanding units:  Type I (note 2)                       30,889      26,135
============================================================================

Net asset value per unit:  Type I                          17.61       24.73
============================================================================

Outstanding units:  Type II (note 2)                      31,331      21,942
============================================================================

Net asset value per unit:  Type II                         17.61       24.73
============================================================================


See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Statements of Operations
For the period ended June 30, 1999
(Unaudited)

========================================================================================================================

                                                                             GE Investments Funds, Inc.
                                               -------------------------------------------------------------------------
                                                     S&P 500          Money          Total  International    Real Estate
                                                       Index         Market         Return         Equity     Securities
                                                        Fund           Fund           Fund           Fund           Fund
                                               -------------------------------------------------------------------------
                                                  Six Months     Six Months     Six Months     Six Months     Six Months
                                               Ended 6/30/99  Ended 6/30/99  Ended 6/30/99  Ended 6/30/99  Ended 6/30/99
------------------------------------------------------------------------------------------------------------------------
Investment income:
    Income - Dividends                         $          -         104,913              -              -              -
    Expenses - Mortality and expense
      risk charges (note 3)                          22,342          16,525         15,110            574          1,417
-------------------------------------------------------------------------------------------------------------------------

Net investment income (expense)                     (22,342)         88,388        (15,110)          (574)        (1,417)
-------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
   on investments:
      Net realized gain (loss)                      176,225               2          1,390          1,002         (9,416)
      Unrealized appreciation (depreciation)
         on investments                             528,951              (2)       271,344          7,927         44,016
-------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
    on investments                                  705,176               -        272,734          8,929         34,600
-------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
    from operations                            $    682,834          88,388        257,624          8,355         33,183
-------------------------------------------------------------------------------------------------------------------------


======================================================================================================================

                                                                     GE Investments Funds, Inc.
                                            --------------------------------------------------------------------------
                                                    Global          Value                          U.S.        Premier
                                                    Income         Equity         Income         Equity  Growth Equity
                                                      Fund           Fund           Fund           Fund           Fund
                                            --------------------------------------------------------------------------
                                                Six Months     Six Months     Six Months     Six Months    Period from
                                             Ended 6/30/99  Ended 6/30/99  Ended 6/30/99  Ended 6/30/99   6/09-6/30/99
----------------------------------------------------------------------------------------------------------------------
Investment income:
    Income - Dividends                                   -              -              -              -            -
    Expenses - Mortality and expense
      risk charges (note 3)                            135            829          1,569            309            -
----------------------------------------------------------------------------------------------------------------------

Net investment income (expense)                       (135)          (829)        (1,569)          (309)           -
----------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
   on investments:
      Net realized gain (loss)                         (31)        12,062             90          1,532            -
      Unrealized appreciation (depreciation)
         on investments                             (2,847)        32,829         (8,247)         9,712            9
----------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
    on investments                                  (2,878)        44,891         (8,157)        11,244            9
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
    from operations                                 (3,013)        44,062         (9,726)        10,935            9
======================================================================================================================

See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

For the period ended June 30, 1999
(Unaudited)


====================================================================================================================

                                                               Oppenheimer Variable Account Funds

                                         ---------------------------------------------------------------------------
                                                             Aggressive       Capital            High       Multiple
                                                   Bond          Growth  Appreciation          Income     Strategies
                                                Fund/VA        Fund/VA      Fund/VA         Fund/VA        Fund/VA
                                         ---------------------------------------------------------------------------
                                             Six Months     Six Months     Six Months     Six Months     Six Months
                                          Ended 6/30/99  Ended 6/30/99  Ended 6/30/99  Ended 6/30/99  Ended 6/30/99
--------------------------------------------------------------------------------------------------------------------
Investment income:
    Income - Dividends                        $ 24,061              -        141,537        129,252         73,700
    Expenses - Mortality and expense
      risk charges (note 3)                      1,748         14,767         12,795          7,093          3,249
--------------------------------------------------------------------------------------------------------------------

Net investment income (expense)                 22,313        (14,767)       128,742        122,159         70,451
--------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
   on investments:
      Net realized gain (loss)                     (13)       127,652         90,864         (1,917)         5,233
      Unrealized appreciation
        (depreciation) on investments          (32,379)       661,355        292,390        (56,086)        (5,554)
--------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
    on investments                             (32,392)       789,007        383,254        (58,003)          (321)
--------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
   from operations                           $ (10,079)       774,240        511,996         64,156         70,130
====================================================================================================================



==============================================================================================================

                                           Goldman Sachs Variable             Salomon Brothers Variable
                                               Insurance Trust                      Series Fund, Inc.
                                       ----------------------------   ----------------------------------------
                                         Growth and         Mid Cap     Strategic                        Total
                                             Income           Value          Bond      Investors        Return
                                               Fund            Fund          Fund           Fund          Fund
                                       -----------------------------------------------------------------------
                                          Six Months     Six Months   Period from     Six Months   Period from
                                       Ended 6/30/99  Ended 6/30/99  3/02-6/30/99  Ended 6/30/99  6/16-6/30/99
--------------------------------------------------------------------------------------------------------------
Investment income:
    Income - Dividends                           -               -             -              -            -
    Expenses - Mortality and expense
      risk charges (note 3)                     46             268             2              7            -
--------------------------------------------------------------------------------------------------------------

Net investment income (expense)                (46)           (268)           (2)            (7)           -
--------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
   on investments:
      Net realized gain (loss)                 411              87            (5)             2            3
      Unrealized appreciation
        (depreciation) on investments          914           6,328             7            244           (3)
--------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
    on investments                           1,325           6,415             2            246            -
--------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
   from operations                           1,279           6,147             -            239            -
==============================================================================================================

See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

For the period ended June 30, 1999
(Unaudited)

==================================================================================================================================
                                            Variable Insurance Products       Variable Insurance Products     Variable Insurance
                                                       Fund                              Fund II               Product Fund III
                                         ------------------------------------  --------------------------  -----------------------
                                             Equity                                  Asset                  Growth &        Growth
                                             Income       Growth     Overseas      Manager  Contrafund        Income Opportunities
                                          Portfolio    Portfolio    Portfolio    Portfolio   Portfolio     Portfolio     Portfolio
                                         -----------------------------------------------------------------------------------------
                                         Six Months   Six Months   Six Months   Six Months  Six Months    Six Months    Six Months
                                              Ended        Ended        Ended        Ended       Ended         Ended         Ended
                                            6/30/99      6/30/99      6/30/99      6/30/99     6/30/99       6/30/99       6/30/99
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
    Income - Dividends                 $    325,013      882,287       85,791      348,731     153,638         8,496         8,712
    Expenses - Mortality and expense
      risk charges (note 3)                  24,860       28,940        7,909       17,095      14,597         2,009         1,239
----------------------------------------------------------------------------------------------------------------------------------

Net investment income                       300,153      853,347       77,882      331,636     139,041         6,487         7,473
----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain
   (loss) on investments:
      Net realized gain                     155,932      278,841       13,924       26,599     216,813         7,683         3,134
      Unrealized appreciation
         (depreciation) on
         investments                        334,382     (102,978)      68,972     (132,567)     50,760        28,103        13,012
----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized
    gain (loss) on investments              490,314      175,863       82,896     (105,968)    267,573        35,786        16,146
----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from
   operations                          $    790,467    1,029,210      160,778      225,668     406,614        42,273        23,619
==================================================================================================================================

See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

For the period ended June 30, 1999
(Unaudited)

=================================================================================================================================

                                              Federated Insurance Series            Alger American       PBHG Insurance Series
                                                                                                                Fund, Inc.
                                         ------------------------------------  -----------------------  -------------------------
                                           American         High                     Small               PBHG  Large        PBHG
                                            Leaders  Income Bond      Utility  Capitalization   Growth    Cap Growth   Growth II
                                            Fund II      Fund II      Fund II    Portfolio   Portfolio     Portfolio   Portfolio
                                         ----------------------------------------------------------------------------------------
                                         Six Months   Six Months   Six Months   Six Months  Six Months    Six Months  Six Months
                                              Ended        Ended        Ended        Ended       Ended         Ended       Ended
                                            6/30/99      6/30/99      6/30/99      6/30/99     6/30/99       6/30/99     6/30/99
---------------------------------------------------------------------------------------------------------------------------------
Investment income:
    Income - Dividends                 $     35,467       16,812       18,977      183,620     226,416             -           -
    Expenses - Mortality and expense
      risk charges (note 3)                   1,410          751          970        4,679       8,017           334         320
---------------------------------------------------------------------------------------------------------------------------------

Net investment income (expense)              34,057       16,061       18,007      178,941     218,399          (334)       (320)
---------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain
   (loss) on investments:
      Net realized gain (loss)                8,964         (195)       2,083        8,916     374,659         1,923       1,537
      Unrealized appreciation
         (depreciation) on
         investments                          1,608      (12,406)     (10,583)     (14,740)   (306,511)        5,310      18,440
---------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain
    (loss) on investments                    10,572      (12,601)      (8,500)      (5,824)     68,148         7,233      19,977
---------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations $     44,629        3,460        9,507      173,117     286,547         6,899      19,657
=================================================================================================================================

See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

For the period ended June 30, 1999
(Unaudited)

===================================================================================================================================

                                                                           Janus Aspen Series
                                         ------------------------------------------------------------------------------------------
                                         Aggressive                 Worldwide                 Flexible International       Capital
                                             Growth       Growth       Growth     Balanced      Income        Growth  Appreciation
                                          Portfolio    Portfolio    Portfolio    Portfolio   Portfolio     Portfolio     Portfolio
                                         ------------------------------------------------------------------------------------------
                                         Six Months   Six Months   Six Months   Six Months  Six Months    Six Months    Six Months
                                              Ended        Ended        Ended        Ended       Ended         Ended         Ended
                                            6/30/99      6/30/99      6/30/99      6/30/99     6/30/99       6/30/99       6/30/99
-----------------------------------------------------------------------------------------------------------------------------------
Investment income:
    Income - Dividends                  $   176,415       26,560       11,433       18,960       6,287         2,819         2,365
    Expenses - Mortality and expense
      risk charges (note 3)                  12,369       13,487       20,580        5,783         509         3,621         2,425
-----------------------------------------------------------------------------------------------------------------------------------

Net investment income (expense)             164,046       13,073       (9,147)      13,177       5,778          (802)          (60)
-----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
   on investments:
      Net realized gain                     437,217      218,037      136,620       43,866          84        18,523        57,385
      Unrealized appreciation
         (depreciation) on investments      257,581      324,905      532,137      111,789      (7,769)       73,202         4,146
-----------------------------------------------------------------------------------------------------------------------------------

Net realized and unrealized gain (loss)
    on investments                          694,798      542,942      668,757      155,655      (7,685)       91,725        61,531
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from
  operations                            $   858,844      556,015      659,610      168,832      (1,907)       90,923        61,471
===================================================================================================================================

See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Statements of Changes in Net Assets
For the period ended June 30, 1999
(Unaudited)



==============================================================================================================================

                                                                             GE Investments Funds, Inc.
                                              --------------------------------------------------------------------------------
                                                 S&P 500        Money        Total  International   Real Estate       Global
                                                   Index       Market       Return         Equity    Securities       Income
                                                    Fund        Fund          Fund           Fund          Fund         Fund
                                              --------------------------------------------------------------------------------
                                              Six Months   Six Months   Six Months     Six Months     Six Months   Six Months
                                                   Ended        Ended        Ended          Ended          Ended        Ended
                                                 6/30/99      6/30/99      6/30/99        6/30/99        6/30/99      6/30/99
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
From operations:
    Net investment income (expense)         $    (22,342)      88,388       (15,110)          (574)     (1,417)         (135)
    Net realized gain (loss)                     176,225            2         1,390          1,002      (9,416)          (31)
    Unrealized appreciation (depreciation)
      on investments                             528,951           (2)      271,344          7,927      44,016        (2,847)
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from
   operations                                    682,834       88,388       257,624          8,355      33,183        (3,013)
-----------------------------------------------------------------------------------------------------------------------------

From capital transactions:
    Net premiums                               1,139,949    3,152,872       127,620         69,319      57,526         5,725
    Loan interest                                   (220)      (2,873)         (236)            14          25             -
    Transfers (to) from the general
     account of GE Life & Annuity:
      Death benefits                             (10,152)           -        (1,626)             -           -             -
      Surrenders                                 (64,998)     (10,526)      (13,983)          (613)     (5,036)       (1,142)
      Loans                                      (69,555)    (132,482)       (9,471)           (87)       (414)            -
      Cost of insurance and administrative
        expense (note 3)                        (336,165)    (220,160)     (203,631)       (12,489)    (26,608)       (2,656)
      Transfer gain (loss) and transfer fees       3,837       (1,354)         (357)           132        (194)           80
    Interfund transfers                          507,618   (2,073,725)       (4,932)        (6,938)     23,146         2,976
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from
   capital transactions                        1,170,314      711,752      (106,616)        49,338      48,445         4,983
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets              1,853,148      800,140       151,008         57,693      81,628         1,970

Net assets at beginning of year                5,307,680    4,071,591     4,077,703        115,749     344,046        36,131
-----------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                   $  7,160,828    4,871,731     4,228,711        173,442     425,674        38,101
=============================================================================================================================



===============================================================================================

                                                         GE Investments Funds, Inc.
                                            ---------------------------------------------------
                                                 Value                    U.S.         Premier
                                                Equity      Income      Equity   Growth Equity
                                                  Fund        Fund        Fund            Fund
                                            ---------------------------------------------------
                                             Six Months  Six Months  Six Months
                                                  Ended       Ended       Ended     Period from
                                                6/30/99     6/30/99     6/30/99  6/09 - 6/30/99
-----------------------------------------------------------------------------------------------

Increase (decrease) in net assets
From operations:
    Net investment income (expense)              (829)      (1,569)       (309)           -
    Net realized gain (loss)                   12,062           90       1,532            -
    Unrealized appreciation (depreciation)
      on investments                           32,829       (8,247)      9,712            9
-----------------------------------------------------------------------------------------------

Increase (decrease) in net assets from
   operations                                  44,062       (9,726)     10,935            9
-----------------------------------------------------------------------------------------------

From capital transactions:
    Net premiums                               37,800       31,555      76,874           15
    Loan interest                                  46           (2)          -            -
    Transfers (to) from the general
     account of GE Life & Annuity:
      Death benefits                                -            -           -            -
      Surrenders                               (3,934)      (3,376)         (8)           -
      Loans                                   (18,939)      (2,305)          -            -
      Cost of insurance and administrative
        expense (note 3)                      (16,559)     (16,477)     (9,696)         (21)
      Transfer gain (loss) and transfer fees     (841)        (142)       (512)          (1)
    Interfund transfers                        11,993       (6,197)      5,924          236
-----------------------------------------------------------------------------------------------

Increase (decrease) in net assets from
   capital transactions                         9,566        3,056      72,582          229
-----------------------------------------------------------------------------------------------

Increase (decrease) in net assets              53,628       (6,670)     83,517          238

Net assets at beginning of year               212,346      433,544      50,945            -
-----------------------------------------------------------------------------------------------

Net assets at end of year                     265,974      426,874     134,462          238
===============================================================================================



See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

For the period ended June 30, 1999
(Unaudited)


=================================================================================================================================
                                                                                    Oppenheimer Variable Account Funds
                                                                    -------------------------------------------------------------

                                                                                       Aggressive         Capital          High
                                                                              Bond         Growth    Appreciation        Income
                                                                           Fund/VA       Funds/VA        Funds/VA       Fund/VA
                                                                    -------------------------------------------------------------
                                                                        Six Months     Six Months      Six Months    Six Months
                                                                     Ended 6/30/99  Ended 6/30/99   Ended 6/30/99  nded 6/30/99
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
       Net investment income (expense)                                 $    22,313        (14,767)        128,742       122,159
       Net realized gain (loss)                                                (13)       127,652          90,864        (1,917)
       Unrealized appreciation (depreciation) on investments               (32,379)       661,355         292,390       (56,086)
---------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from operations                          (10,079)       774,240         511,996        64,156
---------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
       Net premiums                                                         56,764        360,018         456,221       229,862
       Loan interest                                                           105          1,046             911           112
       Transfers (to) from the general account of GE Life & Annuity:
             Death benefits                                                      -         (1,395)              -             -
             Surrenders                                                    (10,866)       (69,094)        (61,054)      (35,430)
             Loans                                                             (92)      (164,809)        (25,957)      (32,446)
             Cost of insurance and administrative expense (note 3)         (32,109)      (164,146)       (146,672)      (88,771)
             Transfer gain (loss) and transfer fees                            221         (1,107)            709            24
             Transfers (to) from the Guarantee Account (note 1)                  -              -               -            (4)
       Interfund transfers                                                  10,630       (130,601)        (18,410)       12,197
---------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions                 24,653       (170,088)        205,748        85,544
---------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                           14,574        604,152         717,744       149,700

Net assets at beginning of period                                          470,449      3,826,947       3,228,873     1,854,608
---------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                            $   485,023      4,431,099       3,946,617     2,004,308
=================================================================================================================================



                                                                    Oppenheimer Variable          Goldman Sachs
=======================================================================================================================
                                                                    Account Funds            Variable Insurance Trust
                                                                    ---------------------------------------------------

                                                                         Multiple           Growth and         Mid Cap
                                                                       Strategies               Income           Value
                                                                          Fund/VA                 Fund            Fund
                                                                    ---------------------------------------------------
                                                                       Six Months           Six Months      Six Months
                                                                    Ended 6/30/99        Ended 6/30/99   Ended 6/30/99
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
       Net investment income (expense)                                     70,451                  (46)           (268)
       Net realized gain (loss)                                             5,233                  411              87
       Unrealized appreciation (depreciation) on investments               (5,554)                 914           6,328
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from operations                          70,130                1,279           6,147
-----------------------------------------------------------------------------------------------------------------------

From capital transactions:
       Net premiums                                                        97,444                5,339             894
       Loan interest                                                          387                    -               -
       Transfers (to) from the general account of GE Life & Annuity:
             Death benefits                                                     -                    -               -
             Surrenders                                                    (7,402)                   -               -
             Loans                                                         (8,051)                   -               -
             Cost of insurance and administrative expense (note 3)        (34,057)              (1,495)         (1,951)
             Transfer gain (loss) and transfer fees                           (31)                  21              38
             Transfers (to) from the Guarantee Account (note 1)                 -                    -               -
       Interfund transfers                                                (16,896)                (350)        (38,987)
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions                31,394                3,515         (40,006)
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                         101,524                4,794         (33,859)

Net assets at beginning of period                                         846,057               10,433          93,208
-----------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                               947,581               15,227          59,349
=======================================================================================================================


=================================================================================================================
                                                                     Salomon Brothers Variable Series Fund, Inc.
                                                                    ---------------------------------------------

                                                                       Strategic                         Total
                                                                            Bond      Investors         Return
                                                                            Fund           Fund           Fund
                                                                    ---------------------------------------------
                                                                     Period from      Six Months    Period from
                                                                    3/02-6/30/99   Ended 6/30/99   6/16-6/30/99
-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
       Net investment income (expense)                                        (2)            (7)             -
       Net realized gain (loss)                                               (5)             2              3
       Unrealized appreciation (depreciation) on investments                   7            244             (3)
-----------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from operations                              -            239              -
-----------------------------------------------------------------------------------------------------------------

From capital transactions:
       Net premiums                                                        2,144            102             18
       Loan interest                                                           -              -              -
       Transfers (to) from the general account of GE Life & Annuity:
             Death benefits                                                    -              -              -
             Surrenders                                                        -              -              -
             Loans                                                             -              -              -
             Cost of insurance and administrative expense (note 3)          (253)          (171)           (12)
             Transfer gain (loss) and transfer fees                            1             15              -
             Transfers (to) from the Guarantee Account (note 1)                -              -              -
       Interfund transfers                                                   178            725              -
-----------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions                2,070            671              6
-----------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                                          2,070            910              6

Net assets at beginning of period                                              -          1,530              -
-----------------------------------------------------------------------------------------------------------------

Net assets at end of period                                                2,070          2,440              6
=================================================================================================================

See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

For the period ended June 30, 1999
(Unaudited)


========================================================================================================================
                                                                                    Variable Insurance
                                                                                       Products Fund
                                                                    ----------------------------------------------------
                                                                           Equity
                                                                           Income            Growth          Overseas
                                                                        Portfolio         Portfolio         Portfolio
                                                                    ----------------------------------------------------
                                                                       Six Months        Six Months        Six Months
                                                                    Ended 6/30/99     Ended 6/30/99     Ended 6/30/99
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
From operations:
       Net investment income                                          $   300,153           853,347            77,882
       Net realized gain                                                  155,932           278,841            13,924
       Unrealized appreciation (depreciation) on investments              334,382          (102,978)           68,972
------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                    790,467         1,029,210           160,778
------------------------------------------------------------------------------------------------------------------------

From capital transactions:
       Net premiums                                                       835,151           665,508           227,168
       Loan interest                                                         (348)             (732)              485
       Transfers (to) from the general account of GE Life & Annuity:
             Death benefits                                                (3,378)           (3,783)           (1,410)
             Surrenders                                                   (82,543)         (159,249)          (17,651)
             Loans                                                        (76,342)          (89,792)          (28,033)
             Cost of insurance and administrative expense (note 3)       (307,961)         (297,687)          (82,502)
             Transfer gain (loss) and transfer fees                          (694)           (4,289)             (736)
       Interfund transfers                                               (529,397)         (542,349)          163,634
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions              (165,512)         (432,373)          260,955
------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                    624,955           596,837           421,733

Net assets at beginning of year                                         6,713,088         7,826,253         2,043,917
------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                             $ 7,338,043         8,423,090         2,465,650
========================================================================================================================



===================================================================================================================================
                                                                               Variable Insurance           Variable Insurance
                                                                                Products Fund II             Product Fund III
                                                                    --------------------------------- -----------------------------
                                                                                Asset                      Growth &         Growth
                                                                              Manager     Contrafund         Income   pportunities
                                                                            Portfolio      Portfolio      Portfolio      Portfolio
                                                                    ---------------------------------------------------------------
                                                                           Six Months     Six Months     Six Months     Six Months
                                                                        Ended 6/30/99  Ended 6/30/99  Ended 6/30/99   nded 6/30/99
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
From operations:
       Net investment income                                                  331,636        139,041          6,487          7,473
       Net realized gain                                                       26,599        216,813          7,683          3,134
       Unrealized appreciation (depreciation) on investments                 (132,567)        50,760         28,103         13,012
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                        225,668        406,614         42,273         23,619
-----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
       Net premiums                                                           232,605        548,682        174,727         69,139
       Loan interest                                                              661           (819)            (1)           145
       Transfers (to) from the general account of GE Life & Annuity:
             Death benefits                                                         -              -              -              -
             Surrenders                                                       (20,576)       (59,463)        (1,010)          (391)
             Loans                                                            (26,132)       (37,431)          (590)             -
             Cost of insurance and administrative expense (note 3)           (145,228)      (196,301)       (40,723)       (25,342)
             Transfer gain (loss) and transfer fees                               448        (12,733)       (11,307)          (213)
       Interfund transfers                                                    (85,121)       171,404        129,499         47,374
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from capital transactions                   (43,343)       413,339        250,595         90,712
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                        182,325        819,953        292,868        114,331

Net assets at beginning of year                                             4,636,363      3,631,860        409,404        286,326
-----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                                   4,818,688      4,451,813        702,272        400,657
===================================================================================================================================




See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

For the period ended June 30, 1999
(Unaudited)

==============================================================================================================================
                                                                                             Federated Insurance Series
                                                                            --------------------------------------------------
                                                                                 American              High
                                                                                  Leaders       Income Bond          Utility
                                                                                  Fund II           Fund II          Fund II
                                                                            --------------------------------------------------
                                                                               Six Months        Six Months       Six Months
                                                                            Ended 6/30/99     Ended 6/30/99    Ended 6/30/99
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
From operations:
       Net investment income (expense)                                     $       34,057            16,061           18,007
       Net realized gain (loss)                                                     8,964              (195)           2,083
       Unrealized appreciation (depreciation) on investments                        1,608           (12,406)         (10,583)
------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                             44,629             3,460            9,507
------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
       Net premiums                                                               168,924            58,537           60,918
       Loan interest                                                                   53              (149)             (12)
       Transfers (to) from the general account of GE Life & Annuity:
             Death benefits                                                             -                 -                -
             Surrenders                                                            (9,572)           (2,492)          (1,117)
             Loans                                                                     22              (105)         (11,098)
             Cost of insurance and administrative expense (note 3)                (26,956)          (13,665)         (12,849)
             Transfer gain (loss) and transfer fees (note 3)                         (869)              104           (1,432)
             Transfers (to) from the Guarantee Account (note 1)                         -                 -                -
       Interfund transfers                                                        (31,168)           33,516           14,641
------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                                  100,434            75,746           49,051
------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                            145,063            79,206           58,558

Net assets at beginning of year                                                   318,014           160,709          247,918
------------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                                  $      463,077           239,915          306,476
==============================================================================================================================


===================================================================================================================================
                                                                              Alger American        PBHG Insurance Series Fund, Inc.
                                                                     ------------------------------ -------------------------------
                                                                              Small                     PBHG  Large            PBHG
                                                                     Capitalization          Growth      Cap Growth       Growth II
                                                                          Portfolio       Portfolio       Portfolio       Portfolio
                                                                     ---------------------------------------------------------------
                                                                         Six Months      Six Months      Six Months      Six Months
                                                                      Ended 6/30/99   Ended 6/30/99   Ended 6/30/99   Ended 6/30/99
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
From operations:
       Net investment income (expense)                                      178,941         218,399            (334)           (320)
       Net realized gain (loss)                                               8,916         374,659           1,923           1,537
       Unrealized appreciation (depreciation) on investments                (14,740)       (306,511)          5,310          18,440
------------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from operations                                      173,117         286,547           6,899          19,657
------------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
       Net premiums                                                         121,768         488,668          26,531          19,285
       Loan interest                                                             24              51             141               -
       Transfers (to) from the general account of GE Life & Annuity:
             Death benefits                                                       -               -               -               -
             Surrenders                                                     (15,864)        (14,794)           (513)         (2,400)
             Loans                                                          (21,689)         (7,387)            (33)              -
             Cost of insurance and administrative expense (note 3)          (59,022)       (100,505)         (9,086)         (5,655)
             Transfer gain (loss) and transfer fees (note 3)                   (637)         (1,453)           (119)           (213)
             Transfers (to) from the Guarantee Account (note 1)                  (4)             (4)              -               -
       Interfund transfers                                                  255,498          (4,647)         16,859           3,820
------------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                            280,074         359,929          33,780          14,837
------------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                      453,191         646,476          40,679          34,494

Net assets at beginning of year                                           1,169,395       1,826,506          78,355          68,878
------------------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                                                 1,622,586       2,472,982         119,034         103,372
===================================================================================================================================




See accompanying notes to unaudited financial statements.

GE LIFE & ANNUITY SEPARATE ACCOUNT II

For the period ended June 30, 1999
(Unaudited)



======================================================================================================================
                                                                                            Janus Aspen Series
                                                                       -----------------------------------------------
                                                                          Aggressive                       Worldwide
                                                                              Growth          Growth          Growth
                                                                           Portfolio       Portfolio       Portfolio
                                                                       -----------------------------------------------
                                                                          Six Months      Six Months      Six Months
                                                                       Ended 6/30/99   Ended 6/30/99   Ended 6/30/99
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
From operations:
       Net investment income (expense)                                   $   164,046          13,073          (9,147)
       Net realized gain                                                     437,217         218,037         136,620
       Unrealized appreciation (depreciation) on investments                 257,581         324,905         532,137
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from operations                            858,844         556,015         659,610
----------------------------------------------------------------------------------------------------------------------

From capital transactions:
       Net premiums                                                          469,026         659,526         813,903
       Loan interest                                                             698            (594)         (1,179)
       Transfers (to) from the general account of GE Life & Annuity:
             Death benefits                                                        -          (1,667)              -
             Surrenders                                                      (33,164)        (37,553)        (55,508)
             Loans                                                          (140,210)        (42,186)        (59,174)
             Cost of insurance and administrative expense (note 3)          (155,804)       (177,548)       (284,020)
             Transfer gain (loss) and transfer fees                            7,649           2,758           1,399
       Interfund transfers                                                 1,003,064         (33,179)         71,927
----------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                           1,151,259         369,557         487,348
----------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                     2,010,103         925,572       1,146,958

Net assets at beginning of period                                          2,532,006       3,358,073       5,100,225
----------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                              $ 4,542,109       4,283,645       6,247,183
======================================================================================================================

===================================================================================================================================
                                                                                         Janus Aspen Series
                                                                    ---------------------------------------------------------------
                                                                                         Flexible    International         Capital
                                                                          Balanced         Income           Growth    Appreciation
                                                                         Portfolio      Portfolio        Portfolio       Portfolio
                                                                    ---------------------------------------------------------------
                                                                        Six Months     Six Months       Six Months      Six Months
                                                                     Ended 6/30/99  Ended 6/30/99    Ended 6/30/99   Ended 6/30/99
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
From operations:
       Net investment income (expense)                                      13,177          5,778             (802)            (60)
       Net realized gain                                                    43,866             84           18,523          57,385
       Unrealized appreciation (depreciation) on investments               111,789         (7,769)          73,202           4,146
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets from operations                          168,832         (1,907)          90,923          61,471
-----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
       Net premiums                                                        226,819         44,574          140,622         271,036
       Loan interest                                                           (96)             -               49              (4)
       Transfers (to) from the general account of GE Life & Annuity:
             Death benefits                                                      -              -                -               -
             Surrenders                                                    (11,408)        (4,556)          (8,148)           (303)
             Loans                                                          (3,751)             -          (28,129)         (2,592)
             Cost of insurance and administrative expense (note 3)         (85,471)       (11,367)         (52,141)        (39,278)
             Transfer gain (loss) and transfer fees                           (251)            13            2,597          (1,027)
       Interfund transfers                                                 204,601         51,070          112,945         667,422
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                           330,443         79,734          167,795         895,254
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                                                     499,275         77,827          258,718         956,725

Net assets at beginning of period                                        1,319,184         99,244          836,986         232,224
-----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                              1,818,459        177,071        1,095,704       1,188,949
===================================================================================================================================


See accompanying notes to unaudited financial statements.

GE Life & Annuity Separate Account II

Notes to Financial Statements

June 30, 1999

(Unaudited)
===============================================================================




(1)  Description of Entity

     GE Life & Annuity Separate Account II (the Account) is a separate investment account established in 1986 by GE Life and Annuity Assurance Company (GE Life & Annuity) under the laws of the Commonwealth of Virginia. The Account operates as a unit investment trust under the Investment Company Act of 1940. The Account is used to fund certain benefits for flexible premium variable life insurance policies issued by GE Life & Annuity. GE Life and Annuity Assurance Company is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. A majority of the capital stock of GE Life & Annuity is owned by General Electric Capital Assurance Company. The remaining portion is owned by GE Financial Assurance Holdings, Inc. General Electric Capital Assurance Company and GE Financial Assurance Holdings, Inc. are indirect, wholly-owned subsidiaries of General Electric Capital Company ("GE Capital"). GE Capital, a diversified financial services company, is a wholly-owned subsidiary of General Electric Company (GE), a New York corporation. Prior to April 1, 1996, GE Life & Annuity was an indirect wholly-owned subsidiary of Aon Corporation (Aon).

     During first quarter of 1999, a new subdivision was added to the Account, for both Type I and Type II policies (see note 2). The Premier Growth Equity Fund invests solely in a designated portfolio of the GE Investments Funds, Inc and is a series type mutual fund.


(2)    Summary of Significant Accounting Policies

     (a) Unit Class

         There are two unit classes included in the Account. Type I units are sold under policy form P1096. Type II units are sold under policy form P1250. Type II unit sales began in the first half of 1998.

     (b) Investments

         Investments are stated at fair value which is based on the underlying net asset value per share of the respective portfolios or funds. Purchases and sales of investments are recorded on the trade date and income distributions are recorded on the ex-dividend date. Realized gains and losses on investments are determined on the average cost basis. The units and unit values are disclosed as of the last business day in the applicable year or period.

         The aggregate cost of the investments acquired and the aggregate proceeds of investments sold, for the six months or lesser period ended June 30, 1999, were:


                                       16                          (Continued)

GE Life & Annuity Separate Account II
Notes to Financial Statements
June 30, 1999
(Unaudited)


                                         Cost of          Proceeds
                                          Shares              from
Fund/Portfolio                          Acquired       Shares Sold
==================================================================

GE Investment Funds, Inc.:
         S&P 500 Index              $  2,310,138     $   1,152,064
         Money Market                  8,191,449         7,559,918
         Total Return                    153,717           276,589
         International Equity             74,833            25,663
         Real Estate Securities          132,063            85,084
         Global Income                     8,706             3,954
         Value Equity                    117,916           113,036
         Income                           34,554            33,191
         U.S. Equity                      91,492            19,272
         Premier Growth Equity               251                21

Oppenheimer Variable Account Funds:
         Bond                            119,213            56,866
         Aggressive Growth               415,558           603,363
         Capital Appreciation            730,005           395,897
         High Income                     410,263           205,780
         Multiple Strategies             176,994            76,198

Variable Insurance Products Fund:
         Equity-Income                 1,357,794         1,223,810
         Growth                        2,619,100         2,195,707
         Overseas                        560,145           220,924

Variable Insurance Products Fund II:
         Asset Manager                   606,417           316,447
         Contrafund                    2,089,937         1,530,747

Variable Insurance Products Fund III:
         Growth & Income                 346,322            78,004
         Growth Opportunties             136,058            37,870

Goldman Sachs Variable Insurance Trust
         Growth and Income                 8,288             4,823
         Mid Cap Value                     8,227            48,533





                                    17                             (Continued)

GE Life & Annuity Separate Account II
Notes to Financial Statements
June 30, 1999
(Unaudited)

                                        Cost of          Proceeds
                                         Shares              from
Fund/Portfolio                         Acquired       Shares Sold
=================================================================

Janus Aspen Series:
         Aggressive Growth            3,138,628         1,823,158
         Growth                       1,250,413           858,654
         Worldwide Growth             1,131,974           657,363
         Balanced                       582,361           215,005
         Flexible Income                110,351            23,884
         International Growth           499,595           329,004
         Capital Appreciation         2,927,006         2,051,769

Federated Insurance Series:
         Utility Fund II                132,820            58,779
         High Income Bond Fund II       115,654            23,890
         American Leaders Fund II       250,900           116,252

The Alger American Fund
         Small Capitalization           666,835           207,343
         Growth                       3,331,952         2,751,445

PBHG Insurance Series Fund, Inc.
         PBHG Large Cap Growth           49,567            16,096
         PBHG Growth II                  30,340            15,057

Salomon Brothers Variable Series Funds, Inc.
         Strategic Bond                   2,322               253
         Investors                          890               218
         Total Return                        18                12


    (c)  Capital Transactions

         The increase (decrease) in outstanding units from capital transactions for the six months or lesser period ended June 30, 1999 is as follows:

                                       18                            (Continued)

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)



                                                                                GE Investments Funds, Inc.
                                                         -------------------------------------------------------------------
                                                          S&P 500        Money         Total International    Real Estate
                                                            Index       Market        Return        Equity     Securities
Type I Units                                                 Fund         Fund          Fund          Fund           Fund
----------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998                     85,784      117,698       110,519         7,412         17,514

From capital transactions:
    Net premiums                                            6,936       17,021         2,221           622          2,793
    Loan Interest                                              (4)        (178)           (6)            1              2
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                         (176)           -           (44)            -              -
      Surrenders                                           (1,080)        (587)         (381)          (37)          (332)
      Loans                                                  (753)      (2,917)         (258)           (5)           (27)
      Cost of insurance                                    (3,751)      (6,079)       (5,086)         (274)        (1,268)
    Interfund transfers                                     1,873        3,403          (212)         (419)          (709)
                                                           ------      -------       --------        ------        -------
Net increase (decrease) in units resulting
    from capital transactions                               3,045       10,663        (3,766)         (112)           459
                                                           ------      -------       --------        ------        -------
Units outstanding at June 30, 1999                         88,829      128,361       106,753         7,300         17,973
==========================================================================================================================



                                                          GE Investments Funds, Inc.
                                                 --------------------------------------------
                                                   Global         Value                 U.S.
                                                   Income        Equity    Income     Equity
Type I Units                                         Fund          Fund      Fund       Fund
---------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998              3,010         5,086    40,200         18

From capital transactions:
    Net premiums                                      111           709     2,115         64
    Loan Interest                                       -             3         -          -
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                    -             -         -          -
      Surrenders                                     (101)         (245)     (242)         -
      Loans                                             -            (6)     (165)         -
      Cost of insurance                              (135)         (385)   (1,107)       (42)
    Interfund transfers                                 -         2,331      (437)         8
                                                   -------       ------    -------      -----
Net increase (decrease) in units resulting
    from capital transactions                        (125)        2,407       164         30
                                                   -------       ------    -------      -----
Units outstanding at June 30, 1999                  2,885         7,493    40,364         48
=============================================================================================

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)




                                                              Oppenheimer Variable Account Funds
                                            --------------------------------------------------------------------
                                                            Aggressive       Capital      High       Multiple
                                                  Bond          Growth  Appreciation    Income     Strategies
Type I Units                                    Fund/VA        Fund/VA       Fund/VA   Fund/VA        Fund/VA
----------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998           17,239          81,128        59,419     52,371         24,858

From capital transactions:
    Net premiums                                  1,949           6,693         4,813      4,876          1,378
    Loan Interest                                     4              21            16          3              8
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                  -             (28)            -          -              -
      Surrenders                                   (461)         (1,376)       (1,057)    (1,019)          (158)
      Loans                                          (4)         (3,283)         (449)      (933)          (172)
      Cost of insurance                            (761)         (3,086)       (2,070)    (2,301)          (642)
    Interfund transfers                             (24)         (2,628)         (786)      (488)          (405)
                                                 ------         -------        ------     -------        -------
Net increase (decrease) in units resulting
    from capital transactions                       703          (3,687)          467        138              9
                                                 ------         -------        ------     -------        -------
Units outstanding at June 30, 1999               17,942          77,441        59,886     52,509         24,867
================================================================================================================




                                                                               Salomon Brothers
                                                   Goldman Sachs Variable       Variable Series
                                                     Insurance Trust                 Fund, Inc.
                                          --------------------------------     ----------------
                                             Growth and           Mid Cap
                                                 Income             Value           Investors
Type I Units                                       Fund              Fund                Fund
-----------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998               81                 -                 126

From capital transactions:
    Net premiums                                      -                 -                   -
    Loan Interest                                     -                 -                   -
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                  -                 -                   -
      Surrenders                                      -                 -                   -
      Loans                                           -                 -                   -
      Cost of insurance                              (8)               (3)                 (7)
    Interfund transfers                             (73)              660                   -
                                                    ----             ----                 ---
Net increase (decrease) in units resulting
    from capital transactions                       (81)              657                  (7)
                                                    ----             ----                 ---
Units outstanding at June 30, 1999                    -               657                 119
=============================================================================================

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)



                                                                                        Variable Insurance
                                                Variable Insurance Products Fund         Products Fund II
                                              -----------------------------------  -------------------------------
                                                 Equity                                  Asset
                                                 Income       Growth     Overseas      Manager       Contrafund
Type I Units                                  Portfolio    Portfolio    Portfolio    Portfolio        Portfolio
------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998          144,137      129,808       75,355      158,102          119,940

From capital transactions:
    Net premiums                                 16,671        7,250        5,638        7,113            5,947
    Loan Interest                                    (8)         (12)          16           22              (16)
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                (79)         (63)         (48)           -                -
      Surrenders                                 (1,903)      (2,630)        (600)        (699)          (1,182)
      Loans                                      (1,787)      (1,453)        (954)        (888)            (483)
      Cost of insurance                          (6,518)      (4,480)      (2,478)      (4,829)          (3,178)
    Interfund transfers                         (12,489)      (9,849)       5,237       (2,910)            (287)
                                                --------     --------      -------      -------         -------
Net increase (decrease) in units resulting
    from capital transactions                    (6,113)     (11,237)       6,811       (2,191)             801
                                                 -------     --------      ------       -------         -------
Units outstanding at June 30, 1999              138,024      118,571       82,166      155,911          120,741
===============================================================================================================



                                                         Variable Insurance
                                                          Products Fund III
                                                   -----------------------------
                                                   Growth &              Growth
                                                     Income       Opportunities
Type I Units                                      Portfolio           Portfolio
--------------------------------------------------------------------------------
Units outstanding at December 31, 1998               16,824              16,281

From capital transactions:
    Net premiums                                      2,152               1,603
    Loan Interest                                         -                  10
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                      -                   -
      Surrenders                                        (61)                (26)
      Loans                                             (36)                  -
      Cost of insurance                              (1,062)               (953)
    Interfund transfers                               1,230                 595
                                                     ------              ------
Net increase (decrease) in units resulting
    from capital transactions                         2,223               1,229
                                                     ------              ------
Units outstanding at June 30, 1999                   19,047              17,510
================================================================================

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)

                                                            Federated Insurance Series                 Alger American Fund
                                             ---------------------------------------------   ------------------------------------
                                             American                High                              Small
                                              Leaders         Income Bond          Utility    Capitalization             Growth
Type I Units                                  Fund II             Fund II          Fund II         Portfolio          Portfolio
---------------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998         13,408               9,252           11,455            89,097             85,556

From capital transactions:
    Net premiums                                1,530               1,522            1,037             7,011             10,036
    Loan Interest                                   2                  (9)              (1)                2                  3
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                -                   -                -                 -                  -
      Surrenders                                 (431)               (155)             (59)           (1,223)              (707)
      Loans                                         2                  (7)               -            (1,672)              (372)
      Cost of insurance                          (691)               (549)            (495)           (3,788)            (3,477)
    Interfund transfers                          (982)                137              (43)           17,255            (13,743)
                                               -------             ------           -------          -------            --------
Net increase (decrease) in units resulting
    from capital transactions                    (570)                939              439            17,585             (8,260)
                                               -------             ------           -------          -------            --------
Units outstanding at June 30, 1999             12,838              10,191           11,894           106,682             77,296
================================================================================================================================


                                                   PBHG Insurance Series Fund, Inc.
                                                   --------------------------------
                                                      PBHG Large               PBHG
                                                      Cap Growth          Growth II
Type I Units                                           Portfolio          Portfolio
------------------------------------------------------------------------------------
Units outstanding at December 31, 1998                     4,470              2,779

From capital transactions:
    Net premiums                                             674              1,212
    Loan Interest                                              9                  -
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                           -                  -
      Surrenders                                             (33)              (192)
      Loans                                                    -                  -
      Cost of insurance                                     (274)              (291)
    Interfund transfers                                      379                (25)
                                                           -----             ------
Net increase (decrease) in units resulting
    from capital transactions                                755                704
                                                           -----             ------
Units outstanding at June 30, 1999                         5,225              3,483
===================================================================================

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)

                                                                      Janus Aspen Series
                                                -------------------------------------------------------------
                                                Aggressive                        Worldwide
                                                    Growth          Growth           Growth       Balanced
Type I Units                                     Portfolio       Portfolio        Portfolio      Portfolio
-------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998              97,529         127,165          189,590         53,591

From capital transactions:
    Net premiums                                     7,294          14,333           16,264          3,668
    Loan Interest                                       24             (26)             (46)            (5)
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                     -             (72)               -              -
      Surrenders                                    (1,140)         (1,560)          (2,101)          (476)
      Loans                                         (4,823)         (1,781)          (1,035)           (56)
      Cost of insurance                             (3,956)         (5,462)          (8,427)        (2,520)
    Interfund transfers                             28,724         (10,181)            (785)         6,399
                                                   -------         -------          -------         ------
Net increase (decrease) in units resulting
    from capital transactions                       26,123          (4,749)           3,870          7,010
                                                   -------         -------          -------         ------
Units outstanding at June 30, 1999                 123,652         122,416          193,460         60,601
==========================================================================================================


                                                                Janus Aspen Series
                                               ----------------------------------------------
                                                  Flexible     International         Capital
                                                    Income            Growth    Appreciation
Type I Units                                     Portfolio         Portfolio       Portfolio
---------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998               6,812            30,755           8,215

From capital transactions:
    Net premiums                                     1,051             4,799           1,119
    Loan Interest                                        -                 4               -
    Tranfers (to) from the
     general acct. of GE Life & Annuity:
      Death benefits                                     -                 -               -
      Surrenders                                      (333)             (616)            (12)
      Loans                                              -              (303)           (102)
      Cost of insurance                               (612)           (2,327)           (556)
    Interfund transfers                                579            (1,423)         17,471
                                                     -----            -------        -------
Net increase (decrease) in units resulting
    from capital transactions                          685               134          17,920
                                                     -----            ------         -------
Units outstanding at June 30, 1999                   7,497            30,889          26,135
============================================================================================

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)


                                                                     GE Investments Funds, Inc.
                                               -------------------------------------------------------------------
                                                  S&P 500         Money      Total    International  Real Estate
                                                    Index        Market     Return           Equity   Securities
Type II Units                                        Fund          Fund       Fund             Fund         Fund
------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998             15,084       121,526      4,217              409       5,002

From capital transactions:
      Net premiums                                 13,399       164,355      1,263            3,916         993
      Loan Interest                                     -             -          -                -           -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                                  -             -          -                -           -
        Surrenders                                    (51)          (61)         -                -           -
        Loans                                        (474)       (4,880)         -                -           -
        Cost of insurance                          (2,175)       (6,977)      (469)            (528)       (483)
      Interfund transfers                           7,233      (121,533)        78                -       2,220
                                                  -------      --------      -----           ------      ------
Net increase (decrease) in units resulting
      from capital transactions                    17,932        30,904        872            3,388       2,730
                                                  -------      --------      -----           ------      ------
Units outstanding at June 30, 1999                 33,016       152,430      5,089            3,797       7,732
===============================================================================================================



                                                              GE Investments Funds, Inc.
                                               ------------------------------------------------------
                                                 Global     Value                  U.S.       Premier
                                                 Income    Equity     Income     Equity Growth Equity
Type II Units                                      Fund      Fund       Fund       Fund          Fund
-----------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998             110    10,103        204      4,739             -

From capital transactions:
      Net premiums                                 397     1,939        193      6,546             1
      Loan Interest                                  -         -          -          -             -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                               -         -          -          -             -
        Surrenders                                   -         -          -         (1)            -
        Loans                                        -    (1,383)         -          -             -
        Cost of insurance                         (100)     (762)       (97)      (793)           (2)
      Interfund transfers                          265    (1,863)       (10)       501            24
                                                  ----    -------       ----    ------           ---
Net increase (decrease) in units resulting
      from capital transactions                    562    (2,069)        86      6,253            23
                                                  ----    -------       ----    ------           ---
Units outstanding at June 30, 1999                 672     8,034        290     10,992            23
====================================================================================================

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)



                                                                 Oppenheimer Variable Account Funds
                                           -------------------------------------------------------------------------------
                                                              Aggressive        Capital             High          Multiple
                                                   Bond           Growth   Appreciation           Income        Strategies
Type II Units                                   Fund/VA          Fund/VA        Fund/VA          Fund/VA           Fund/VA
---------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998            2,536            3,128          2,782            1,810             2,190

From capital transactions:
      Net premiums                                  468              498          3,212            1,718             1,034
      Loan Interest                                   -                -              -                -                 -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                                -                -              -                -                 -
        Surrenders                                    -                -              -                -                 -
        Loans                                         -                -             (1)               -                 -
        Cost of insurance                          (612)            (191)          (489)            (249)             (127)
      Interfund transfers                           483               28            485              831                63
                                                  -----            -----         ------           ------             -----
Net increase (decrease) in units resulting
      from capital transactions                     339              335          3,207            2,300               970
                                                  -----            -----         ------           ------             -----
Units outstanding at June 30, 1999                2,875            3,463          5,989            4,110             3,160
==========================================================================================================================






                                               Goldman Sachs Variable Insurance Trust  Salomon Brothers Variable Series Fund, Inc.
                                               --------------------------------------  -------------------------------------------
                                                     Growth and       Mid Cap           Strategic                           Total
                                                         Income         Value                Bond        Investors         Return
Type II Units                                              Fund          Fund                Fund             Fund           Fund
----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998                    1,092        10,851                   -                -              -

From capital transactions:
      Net premiums                                          585           107                 211                7              3
      Loan Interest                                           -             -                   -                -              -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                                        -             -                   -                -              -
        Surrenders                                            -             -                   -                -              -
        Loans                                                 -             -                   -                -              -
        Cost of insurance                                  (156)         (231)                (25)              (6)            (2)
      Interfund transfers                                    36         (5,443)                18               55              -
                                                          -----        -------               ----              ---             ---
Net increase (decrease) in units resulting
      from capital transactions                             465         (5,567)               204               56              1
                                                          -----        -------               ----              ---             ---
Units outstanding at June 30, 1999                        1,557         5,284                 204               56              1
==================================================================================================================================

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)



                                                   Variable Insurance Products Fund         Variable Insurance Products Fund II
                                          ------------------------------------------------  -----------------------------------
                                                  Equity                                             Asset
                                                  Income           Growth         Overseas         Manager       Contrafund
Type II Units                                  Portfolio        Portfolio        Portfolio       Portfolio        Portfolio
-------------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998             6,380            1,770              571           1,278           15,627

From capital transactions:
      Net premiums                                 2,711            3,600            2,256             788            8,863
      Loan Interest                                    -                -                -               -                -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                                 -                -                -               -                -
        Surrenders                                   (27)             (21)               -               -              (25)
        Loans                                          -              (40)               -               -             (470)
        Cost of insurance                           (651)            (449)            (355)           (107)          (1,344)
      Interfund transfers                             90              766              355              16            6,501
                                                   -----           ------           ------           -----           ------
Net increase (decrease) in units resulting
      from capital transactions                    2,123            3,856            2,256             697           13,525
                                                  ------           ------           ------           -----           ------
Units outstanding at June 30, 1999                 8,503            5,626            2,827           1,975           29,152
===========================================================================================================================




                                            Variable Insurance Products Fund III
                                            ------------------------------------
                                                    Growth &              Growth
                                                      Income       Opportunities
Type II Units                                      Portfolio           Portfolio
--------------------------------------------------------------------------------
Units outstanding at December 31, 1998                 8,796               2,482

From capital transactions:
      Net premiums                                     8,038               2,956
      Loan Interest                                        -                   -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                                     -                   -
        Surrenders                                         -                   -
        Loans                                              -                   -
        Cost of insurance                             (1,335)               (729)
      Interfund transfers                              6,308               2,513
                                                     -------              ------
Net increase (decrease) in units resulting
      from capital transactions                       13,011               4,740
                                                     -------              ------
Units outstanding at June 30, 1999                    21,807               7,222
================================================================================

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)



                                                          Federated Insurance Series                        Alger American Fund
                                          --------------------------------------------------   ------------------------------------
                                            American                High                                Small
                                             Leaders         Income Bond          Utility      Capitalization             Growth
Type II Units                                Fund II             Fund II          Fund II           Portfolio          Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998         5,255               1,037            1,350               5,744              6,090

From capital transactions:
      Net premiums                             7,317               2,130            2,146               2,424             13,175
      Loan Interest                                -                   -                -                   -                  -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                             -                   -                -                   -                  -
        Surrenders                                (1)                  -                -                   -                (34)
        Loans                                     (2)                  -             (575)                  -                  -
        Cost of insurance                       (629)               (303)            (184)               (778)            (1,430)
      Interfund transfers                       (508)              1,958              801               2,493             12,237
                                              ------              ------           ------              ------            -------
Net increase (decrease) in units resulting
      from capital transactions                6,177               3,785            2,188               4,139             23,948
                                              ------              ------           ------              ------            -------
Units outstanding at June 30, 1999            11,432               4,822            3,538               9,883             30,038
===================================================================================================================================




                                                     PBHG Insurance Series Fund, Inc.
                                                   -----------------------------------
                                                   PBHG Large                     PBHG
                                                   Cap Growth                Growth II
Type II Units                                       Portfolio                Portfolio
---------------------------------------------------------------------------------------
Units outstanding at December 31, 1998                    665                    3,215

From capital transactions:
      Net premiums                                      1,027                      341
      Loan Interest                                         -                        -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                                      -                        -
        Surrenders                                          -                        -
        Loans                                              (2)                       -
        Cost of insurance                                (309)                    (167)
      Interfund transfers                                 701                      342
                                                       ------                    -----
Net increase (decrease) in units resulting
      from capital transactions                         1,417                      516
                                                       ------                    -----
Units outstanding at June 30, 1999                      2,082                    3,731
======================================================================================

GE LIFE & ANNUITY SEPARATE ACCOUNT II

Notes to Financial Statements

June 30, 1999

(Unaudited)


                                                             Janus Aspen Series
                                               ----------------------------------------------------
                                                Aggressive                  Worldwide
                                                    Growth        Growth       Growth     Balanced
Type II Units                                    Portfolio     Portfolio    Portfolio    Portfolio
---------------------------------------------------------------------------------------------------
Units outstanding at December 31, 1998              11,987        10,349       18,923       12,867

From capital transactions:
      Net premiums                                  10,141        12,413       15,210        7,032
      Loan Interest                                      -             -            -            -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                                   -             -            -            -
        Surrenders                                       -           (51)         (54)         (63)
        Loans                                            -           (32)      (1,252)        (121)
        Cost of insurance                           (1,610)       (1,927)      (2,581)      (1,514)
      Interfund transfers                            6,630         7,718        3,547        3,259
                                                   -------       -------      -------       ------
Net increase (decrease) in units resulting
      from capital transactions                     15,161        18,121       14,870        8,593
                                                   -------       -------      -------       ------
Units outstanding at June 30, 1999                  27,148        28,470       33,793       21,460
==================================================================================================




                                                             Janus Aspen Series
                                               -----------------------------------------
                                                 Flexible   International        Capital
                                                   Income          Growth   Appreciation
Type II Units                                   Portfolio       Portfolio      Portfolio
----------------------------------------------------------------------------------------
Units outstanding at December 31, 1998                432          21,361          3,549

From capital transactions:
      Net premiums                                  2,197           4,704         10,082
      Loan Interest                                     -               -              -
      Tranfers (to) from the
       general acct. of GE Life & Annuity:
        Death benefits                                  -               -              -
        Surrenders                                      -               -              -
        Loans                                           -          (1,471)             -
        Cost of insurance                            (218)         (1,302)        (1,047)
      Interfund transfers                           3,141           8,039          9,358
                                                   ------          ------         ------
Net increase (decrease) in units resulting
      from capital transactions                     5,120           9,970         18,393
                                                   ------          ------        -------
Units outstanding at June 30, 1999                  5,552          31,331         21,942
========================================================================================

GE Life & Annuity Separate Account II

Notes to Financial Statements

June 30, 1999

(Unaudited)
------------------------------------------------------------------------------


     (d) Federal Income Taxes

         The Account is not taxed separately because the operations of the Account are part of the total operations of GE Life & Annuity. GE Life & Annuity is taxed as a life insurance company under the Internal Revenue Code (the Code). GE Life & Annuity is included in the General Electric Capital Assurance Company consolidated federal income tax return. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Account.

     (e) Use of Estimates

         Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect amounts and disclosures reported therein. Actual results could differ from those estimates.


(3)  Related Party Transactions

     Net premiums transferred from GE Life & Annuity to the Account represent gross premiums recorded by GE Life & Annuity on its flexible premium variable life insurance policies, less deductions of 7.5% retained as compensation for certain distribution expenses and premium taxes. In addition, there is a deferred sales charge of up to 45% of the first year's premiums. This charge will be deducted from the policy's cash value in equal installments at the beginning of each of the policy years two through ten with any remaining installments deducted at policy lapse or surrender.

     For Type I policies, if a policy is surrendered or lapses during the first nine years, a charge is made by GE Life & Annuity to cover the expenses of issuing the policy. The charge is a stated percentage of the insurance amount and varies by the age of the policyholder when issued and period of time that the policy has been in force. A charge equal to the lesser of $25 or 2% of the amount paid on a partial surrender will be made to compensate GE Life & Annuity for the costs incurred in connection with the partial surrender.

     A charge based on the policy specified amount of insurance, death benefit option, cash values, duration, the insured's sex, issue age and risk class is deducted from the policy cash values each month to compensate GE Life & Annuity for the cost of insurance and any benefits added by rider. In addition, GE Life & Annuity charges the Account for the mortality and expense risk that GE Life & Annuity assumes. This charge is deducted daily at an effective annual rate of .70% of the net assets of the Account. For policies issued on or after May 1, 1993, GE Life & Annuity will deduct a monthly administrative charge of $6 from the policy cash value and for policies issued prior to May 1, 1993, GE Life & Annuity will deduct a monthly administrative charge of $5 from the policy cash value.

     GE Investments Funds, Inc. (the Fund) is an open-end diversified management investment company.

                                    29                             (Continued)

GE Life & Annuity Separate Account II

Notes to Financial Statements

June 30, 1999

(Unaudited)
------------------------------------------------------------------------------


     Capital Brokerage Corporation, an affiliate of GE Life & Annuity, is a Washington Corporation registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Capital Brokerage Corporation serves as principal underwriter for variable life insurance policies and annuities issued by GE Life & Annuity.

     GE Investment Management Incorporated (Investment Advisor), a wholly-owned subsidiary of GE, currently serves as investment advisor to GE Investments Funds, Inc. As compensation for its services, the Investment Advisor is paid an investment advisory fee by the Fund based on the average daily net assets at an effective annual rate of .35% for the S&P 500 Index Fund, .50% for the Money Market, Income Fund and Total Return Funds, 1.00% for the International Equity Fund, .85% for the Real Estate Securities Fund, .60% for the Global Income Fund, .55% for the U.S. Equity Fund, and .65% for the Value Equity and Premier Growth Equity Funds. Prior to May 1, 1997, Aon Advisors, Inc. served as investment advisor to the Fund and was subject to the same compensation arrangement as GE Investment Management Incorporated.

     Certain officers and directors of GE Life & Annuity are also officers and directors of Capital Brokerage Corporation.

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II


                             FINANCIAL STATEMENTS


                         YEAR ENDED DECEMBER 31, 1998
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II


                               TABLE OF CONTENTS


                               DECEMBER 31, 1998



                                                    PAGE
                                                   -----
Independent Auditors' Report ...................   A-3
Financial Statements:
 Statements of Assets and Liabilities ..........   A-4
 Statements of Operations ......................   A-10
 Statements of Changes in Net Assets ...........   A-21
Notes to Financial Statements ..................   A-34

                         INDEPENDENT AUDITORS' REPORT

Policyholders
Life of Virginia Separate Account II
and
The Board of Directors
The Life Insurance Company of Virginia:

     We have audited the accompanying statements of assets and liabilities of Life of Virginia Separate Account II (the Account) (comprising the GE Investments Funds, Inc. -- S&P 500 Index, Money Market, Total Return, International Equity, Real Estate Securities, Global Income, Value Equity, Income, and U.S. Equity Funds; the Oppenheimer Variable Account Funds -- Bond, Capital Appreciation, Growth, High Income and Multiple Strategies Funds; the Variable Insurance Products Fund -- Equity-Income, Growth and Overseas Portfolios; the Variable Insurance Products Fund II -- Asset Manager and Contrafund Portfolios; the Variable Insurance Products Fund III -- Growth & Income and Growth Opportunities Portfolios; the Federated Investors Insurance Series -- American Leaders, High Income Bond and Utility Funds II; the Alger American Fund -- Small Cap and Growth Portfolios; the PBHG Insurance Series Fund -- PBHG Large Cap Growth and PBHG Growth II Portfolios; the Janus Aspen Series -- Aggressive Growth, Growth, Worldwide Growth, Balanced, Flexible Income, International Growth and Capital Appreciation Portfolios; the Goldman Sachs Variable Insurance Trust Fund -- Growth and Income and Mid Cap Equity Funds; and the Salomon Brothers Variable Series Investors Fund) as of December 31, 1998 and the related statements of operations and changes in net assets for the aforementioned funds and the GE Investments Funds, Inc. Government Securities Fund; the Oppenheimer Variable Account Money Fund; the Variable Insurance Products Fund -- Money Market and High Income Portfolios; and the Neuberger & Berman Advisers Management Trust -- Balanced, Bond and Growth Portfolios, of Life of Virginia Separate Account II for each of the years or lesser periods in the three year period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with the underlying mutual funds or their transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Life of Virginia Separate Account II as of December 31, 1998 and the results of their operations and changes in their net assets for each of the years or lesser periods in the three year period then ended in conformity with generally accepted accounting principles.


                                                        /s/ KPMG LLP



Richmond, Virginia
February 12, 1999

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998



                                                     GE INVESTMENTS FUNDS, INC.
                                    -------------------------------------------------------------
                                        S&P 500          MONEY          TOTAL      INTERNATIONAL
                                         INDEX          MARKET         RETURN          EQUITY
                                          FUND           FUND           FUND            FUND
ASSETS                              --------------- -------------- -------------- ---------------
Investment in GE
 Investments Funds, Inc.,
 at fair value (note 2):
 S&P 500 Index Fund
   (223,402 shares;
   cost -- $4,451,453).............   $ 5,296,854             --             --            --
 Money Market Fund
   (4,079,103 shares;
   cost -- $4,079,100).............            --      4,079,103             --            --
 Total Return Fund
   (279,426 shares;
   cost -- $4,226,852).............            --             --      4,096,383            --
 International Equity Fund
   (9,802 shares;
   cost -- $114,478)...............            --             --             --       116,545
 Real Estate Securities
   Fund (29,793 shares;
   cost -- $409,691)...............            --             --             --            --
 Global Income Fund
   (3,531 shares;
   cost -- $36,192)................            --             --             --            --
 Value Equity Fund
   (15,742 shares;
   cost -- $202,399)...............            --             --             --            --
 Income Fund
   (35,461 shares;
   cost -- $432,645)...............            --             --             --            --
 U.S. Equity Fund
   (1,521 shares;
   cost -- $47,666)................            --             --             --            --
Receivable from affiliate .........            77          1,752             --            --
Receivable for units sold .........        16,301         12,648            184           368
                                      -----------      ---------      ---------       -------
   TOTAL ASSETS ...................     5,313,232      4,093,503      4,096,567       116,913
                                      -----------      ---------      ---------       -------
LIABILITIES
Accrued expenses payable to
 affiliate (note 3) ...............         5,552         21,761         18,864         1,164
Payable for units
 withdrawn ........................            --            151             --            --
                                      -----------      ---------      ---------       -------
   TOTAL LIABILITIES ..............         5,552         21,912         18,864         1,164
                                      -----------      ---------      ---------       -------
Net assets attributable
 to variable life
 policyholders ....................   $ 5,307,680      4,071,591      4,077,703       115,749
                                      ===========      =========      =========       =======
Outstanding units:
 Type I (note 2) ..................        85,784        117,698        110,519         7,412
                                      ===========      =========      =========       =======
Net asset value per unit:
 Type I ...........................   $     52.62          17.02          35.54         14.80
                                      ===========      ==========     ==========      ========
Outstanding units:
 Type II (note 2) .................        15,084        121,526          4,217           409
                                      ===========      ==========     ==========      ========
Net asset value per unit:
 Type II ..........................   $     52.62          17.02          35.54         14.80
                                      ===========      ==========     ==========      ========



                                                      GE INVESTMENTS FUNDS, INC.
                                    ---------------------------------------------------------------
                                     REAL ESTATE     GLOBAL       VALUE                     U.S.
                                      SECURITIES     INCOME      EQUITY       INCOME       EQUITY
                                         FUND         FUND        FUND         FUND         FUND
ASSETS                              ------------- ----------- ------------ ------------ -----------
Investment in GE
 Investments Funds, Inc.,
 at fair value (note 2):
 S&P 500 Index Fund
   (223,402 shares;
   cost -- $4,451,453).............         --           --           --           --          --
 Money Market Fund
   (4,079,103 shares;
   cost -- $4,079,100).............         --           --           --           --          --
 Total Return Fund
   (279,426 shares;
   cost -- $4,226,852).............         --           --           --           --          --
 International Equity Fund
   (9,802 shares;
   cost -- $114,478)...............         --           --           --           --          --
 Real Estate Securities
   Fund (29,793 shares;
   cost -- $409,691)...............   $345,304           --           --           --          --
 Global Income Fund
   (3,531 shares;
   cost -- $36,192)................         --       37,177           --           --          --
 Value Equity Fund
   (15,742 shares;
   cost -- $202,399)...............         --           --      213,619           --          --
 Income Fund
   (35,461 shares;
   cost -- $432,645)...............         --           --           --      437,591          --
 U.S. Equity Fund
   (1,521 shares;
   cost -- $47,666)................         --           --           --           --      50,966
Receivable from affiliate .........         --           --           --           --          --
Receivable for units sold .........         --           --           --          127          --
                                       -------       ------      -------      -------      ------
   TOTAL ASSETS ...................    345,304       37,177      213,619      437,718      50,966
                                       -------       ------      -------      -------      ------
LIABILITIES
Accrued expenses payable to
 affiliate (note 3) ...............      1,254        1,046        1,267        4,174          21
Payable for units
 withdrawn ........................          4           --            6           --          --
                                       -------       ------      -------      -------      ------
   TOTAL LIABILITIES ..............      1,258        1,046        1,273        4,174          21
                                       -------       ------      -------      -------      ------
Net assets attributable
 to variable life
 policyholders ....................   $344,046       36,131      212,346      433,544      50,945
                                       =======       ======      =======      =======      ======
Outstanding units:
 Type I (note 2) ..................     17,514        3,010        5,086       40,200          18
                                       =======       ======      =======      =======      ======
Net asset value per unit:
 Type I ...........................   $  15.28        11.58        13.98        10.73       10.71
                                       ========      =======     ========     ========     =======
Outstanding units:
 Type II (note 2) .................      5,002          110       10,103          204       4,739
                                       ========      =======     ========     ========     =======
Net asset value per unit:
 Type II ..........................   $  15.28        11.58        13.98        10.73       10.71
                                       ========      =======     ========     ========     =======

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                 OPPENHEIMER VARIABLE ACCOUNT
                                                                            FUNDS
                                                                 ----------------------------
                                                                                   CAPITAL
                                                                      BOND      APPRECIATION
                                                                      FUND          FUND
ASSETS                                                           ------------- --------------
Investment in Oppenheimer Variable Account Funds, at
 fair value (note 2):
 Bond Fund (37,053 shares;
   cost -- $437,253)............................................   $ 456,495             --
 Capital Appreciation Fund (85,498 shares;
   cost -- $3,238,301)..........................................          --      3,832,888
 Growth Fund (88,077 shares; cost -- $2,478,265)................          --             --
 High Income Fund (168,523 shares;
   cost -- $1,873,991)..........................................          --             --
 Multiple Strategies Fund (49,753 shares;
   cost -- $770,994)............................................          --             --
Receivable for units sold ......................................      15,535             --
                                                                   ---------      ---------
   TOTAL ASSETS ................................................     472,030      3,832,888
                                                                   ---------      ---------
LIABILITIES
Accrued expenses payable to affiliate (note 3) .................       1,581          4,553
Payable for units withdrawn ....................................          --          1,388
                                                                   ---------      ---------
   TOTAL LIABILITIES ...........................................       1,581          5,941
                                                                   ---------      ---------
Net assets attributable to variable life policyholders .........   $ 470,449      3,826,947
                                                                   =========      =========
Outstanding units: Type I (note 2) .............................      17,239         81,128
                                                                   =========      =========
Net asset value per unit: Type I ...............................   $   23.79          45.42
                                                                   =========      ==========
Outstanding units: Type II (note 2) ............................       2,536          3,128
                                                                   =========      ==========
Net asset value per unit: Type II ..............................   $   23.79          45.42
                                                                   =========      ==========



                                                                    OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                                                 -----------------------------------------
                                                                                     HIGH        MULTIPLE
                                                                     GROWTH         INCOME      STRATEGIES
                                                                      FUND           FUND          FUND
ASSETS                                                           -------------- -------------- -----------
Investment in Oppenheimer Variable Account Funds, at
 fair value (note 2):
 Bond Fund (37,053 shares;
   cost -- $437,253)............................................           --             --          --
 Capital Appreciation Fund (85,498 shares;
   cost -- $3,238,301)..........................................           --             --          --
 Growth Fund (88,077 shares; cost -- $2,478,265)................   $3,229,796             --          --
 High Income Fund (168,523 shares;
   cost -- $1,873,991)..........................................           --      1,857,122          --
 Multiple Strategies Fund (49,753 shares;
   cost -- $770,994)............................................           --             --     848,291
Receivable for units sold ......................................        2,404             10         398
                                                                    ---------      ---------     -------
   TOTAL ASSETS ................................................    3,232,200      1,857,132     848,689
                                                                    ---------      ---------     -------
LIABILITIES
Accrued expenses payable to affiliate (note 3) .................        3,327          2,341       1,668
Payable for units withdrawn ....................................           --            183         964
                                                                    ---------      ---------     -------
   TOTAL LIABILITIES ...........................................        3,327          2,524       2,632
                                                                    ---------      ---------     -------
Net assets attributable to variable life policyholders .........   $3,228,873      1,854,608     846,057
                                                                    =========      =========     =======
Outstanding units: Type I (note 2) .............................   $   59,419         52,371      24,858
                                                                    =========      =========     =======
Net asset value per unit: Type I ...............................   $    51.91          34.23       31.28
                                                                    ==========     ==========    ========
Outstanding units: Type II (note 2) ............................        2,782          1,810       2,190
                                                                    ==========     ==========    ========
Net asset value per unit: Type II ..............................   $    51.91          34.23       31.28
                                                                    ==========     ==========    ========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                                  VARIABLE INSURANCE PRODUCTS FUND
                                                                          -------------------------------------------------
                                                                              EQUITY-
                                                                               INCOME           GROWTH          OVERSEAS
                                                                             PORTFOLIO         PORTFOLIO        PORTFOLIO
ASSETS                                                                    ---------------   --------------   --------------
Investment in Variable Insurance Products Fund, at fair value (note 2):
 Equity-Income Portfolio (264,330 shares; cost -- $5,666,908)..........     $ 6,719,278               --               --
 Growth Portfolio (174,420 shares; cost -- $6,247,564).................              --        7,826,215               --
 Overseas Porfolio (102,010 shares; cost -- $1,886,189)................              --               --        2,045,301
Receivable for units sold .............................................           1,772            6,427            1,058
                                                                            -----------        ---------        ---------
   TOTAL ASSETS .......................................................       6,721,050        7,832,642        2,046,359
                                                                            -----------        ---------        ---------
LIABILITIES
Accrued expenses payable to affiliate (note 3) ........................           7,686            6,389            2,438
Payable for units withdrawn ...........................................             276               --                4
                                                                            -----------        ---------        ---------
   TOTAL LIABILITIES ..................................................           7,962            6,389            2,442
                                                                            -----------        ---------        ---------
Net assets attributable to variable life policyholders ................     $ 6,713,088        7,826,253        2,043,917
                                                                            ===========        =========        =========
Outstanding units: Type I (note 2) ....................................         144,137          129,808           75,355
                                                                            ===========        =========        =========
Net asset value per unit: Type I ......................................     $     44.60            59.48            26.92
                                                                            ===========        ==========       ==========
Outstanding units: Type II (note 2) ...................................           6,380            1,770              571
                                                                            ===========        ==========       ==========
Net asset value per unit: Type II .....................................     $     44.60            59.48            26.92
                                                                            ===========        ==========       ==========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II


                STATEMENTS OF ASSETS AND LIABILITIES, CONTINUED
                               DECEMBER 31, 1998



                                                                             VARIABLE INSURANCE           VARIABLE INSURANCE
                                                                              PRODUCTS FUND II            PRODUCTS FUND III
                                                                       ------------------------------ --------------------------
                                                                            ASSET                       GROWTH &      GROWTH
                                                                           MANAGER       CONTRAFUND      INCOME    OPPORTUNITIES
                                                                          PORTFOLIO       PORTFOLIO    PORTFOLIO     PORTFOLIO
ASSETS                                                                 --------------- -------------- ----------- --------------
Investment in Variable Insurance Products Fund II, at fair value
 (note 2):
 Asset Manager Portfolio (255,369 shares; cost -- $4,014,285).........   $ 4,637,506             --          --            --
 Contrafund Portfolio (148,371 shares; cost -- $2,959,558)............            --      3,626,193          --            --
Investment in Variable Insurance Product Fund III, at fair value
 (note 2):
 Growth & Income Portfolio (24,728 shares; cost -- $340,986)..........            --             --     399,352            --
 Growth Opportunities Portfolio (12,572 shares; cost --
   $248,910)..........................................................            --             --          --       287,651
Receivable from affiliate ............................................           112             72          86            --
Receivable for units sold ............................................         3,004         10,286      11,319           104
                                                                         -----------      ---------     -------       -------
   TOTAL ASSETS ......................................................     4,640,622      3,636,551     410,757       287,755
                                                                         -----------      ---------     -------       -------
LIABILITIES
Accrued expenses payable to affiliate (note 3) .......................         4,202          4,691       1,353         1,355
Payable for units withdrawn ..........................................            57             --          --            74
                                                                         -----------      ---------     -------       -------
   TOTAL LIABILITIES .................................................         4,259          4,691       1,353         1,429
                                                                         -----------      ---------     -------       -------
Net assets attributable to variable life policyholders ...............   $ 4,636,363      3,631,860     409,404       286,326
                                                                         ===========      =========     =======       =======
Outstanding units: Type I (note 2) ...................................       158,102        119,940      16,824        16,281
                                                                         ===========      =========     =======       =======
Net asset value per unit: Type I .....................................   $     29.09          26.79       15.98         15.26
                                                                         ===========      ==========    ========      ========
Outstanding units: Type II (note 2) ..................................         1,278         15,627       8,796         2,482
                                                                         ===========      ==========    ========      ========
Net asset value per unit: Type II ....................................   $     29.09          26.79       15.98         15.26
                                                                         ===========      ==========    ========      ========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                        FEDERATED INVESTORS
                                                          INSURANCE SERIES
                                              ----------------------------------------
                                                 AMERICAN        HIGH
                                                 LEADERS     INCOME BOND     UTILITY
                                                 FUND II       FUND II       FUND II
ASSETS                                        ------------- ------------- ------------
Investments in Federated Investors Insurance
 Series, at fair value (note 2):
 American Leaders Fund II (14,726 shares;
   cost -- $293,767).........................   $ 319,259           --            --
 High Income Bond Fund II (14,827
   shares; cost -- $158,805).................          --      161,908            --
 Utility Fund II (15,821 shares;
   cost -- $200,123).........................          --           --       241,590
Investment in Alger American, at fair value
 (note 2):
 Small Cap Portfolio (26,644 shares;
   cost -- $1,096,285).......................          --           --            --
 Growth Portfolio (34,324 shares;
   cost -- $1,435,416).......................          --           --            --
Investment in PBHG Insurance Series Fund,
 at fair value (note 2):
 PBHG Large Cap Growth Portfolio (5,165
   shares; cost -- $66,000)..................          --           --            --
 PBHG Growth II Portfolio (5,982 shares;
   cost -- $61,050)..........................          --           --            --
Receivable from affiliate ...................          --           --            16
Receivable for units sold ...................          79           --         7,027
                                                ---------      -------       -------
   TOTAL ASSETS .............................     319,338      161,908       248,633
                                                ---------      -------       -------
LIABILITIES
Accrued expenses payable to affiliate
 (note 3) ...................................       1,324        1,196           715
Payable for units withdrawn .................          --            3            --
                                                ---------      -------       -------
   TOTAL LIABILITIES ........................       1,324        1,199           715
                                                ---------      -------       -------
Net assets attributable to variable life
 policyholders ..............................   $ 318,014      160,709       247,918
                                                =========      =======       =======
Outstanding units: Type I (note 2) ..........      13,408        9,252        11,455
                                                =========      =======       =======
Net asset value per unit: Type I ............   $   17.04        15.62         19.36
                                                =========      ========      ========
Outstanding units: Type II (note 2) .........       5,255        1,037         1,350
                                                =========      ========      ========
Net asset value per unit: Type II ...........   $   17.04        15.62         19.36
                                                =========      ========      ========



                                                                                PBHG INSURANCE
                                                   ALGER AMERICAN FUND           SERIES FUND
                                              ----------------------------- ----------------------
                                                                                PBHG
                                                   SMALL                     LARGE CAP     PBHG
                                                    CAP          GROWTH        GROWTH    GROWTH II
                                                 PORTFOLIO      PORTFOLIO    PORTFOLIO   PORTFOLIO
ASSETS                                        -------------- -------------- ----------- ----------
Investments in Federated Investors Insurance
 Series, at fair value (note 2):
 American Leaders Fund II (14,726 shares;
   cost -- $293,767).........................           --             --          --         --
 High Income Bond Fund II (14,827
   shares; cost -- $158,805).................           --             --          --         --
 Utility Fund II (15,821 shares;
   cost -- $200,123).........................           --             --          --         --
Investment in Alger American, at fair value
 (note 2):
 Small Cap Portfolio (26,644 shares;
   cost -- $1,096,285).......................   $1,171,518             --          --         --
 Growth Portfolio (34,324 shares;
   cost -- $1,435,416).......................           --      1,826,744          --         --
Investment in PBHG Insurance Series Fund,
 at fair value (note 2):
 PBHG Large Cap Growth Portfolio (5,165
   shares; cost -- $66,000)..................           --             --      79,742         --
 PBHG Growth II Portfolio (5,982 shares;
   cost -- $61,050)..........................           --             --          --     69,574
Receivable from affiliate ...................           --             --          --         72
Receivable for units sold ...................          464          2,159          --        432
                                                 ---------      ---------      ------     ------
   TOTAL ASSETS .............................    1,171,982      1,828,903      79,742     70,078
                                                 ---------      ---------      ------     ------
LIABILITIES
Accrued expenses payable to affiliate
 (note 3) ...................................        2,587          2,397       1,365      1,196
Payable for units withdrawn .................           --             --          22          4
                                                 ---------      ---------      ------     ------
   TOTAL LIABILITIES ........................        2,587          2,397       1,387      1,200
                                                 ---------      ---------      ------     ------
Net assets attributable to variable life
 policyholders ..............................   $1,169,395      1,826,506      78,355     68,878
                                                 =========      =========      ======     ======
Outstanding units: Type I (note 2) ..........       89,097         85,556       4,470      2,779
                                                 =========      =========      ======     ======
Net asset value per unit: Type I ............   $    12.33          19.93       15.26      11.49
                                                 ==========     ==========     =======    =======
Outstanding units: Type II (note 2) .........        5,744          6,090         665      3,215
                                                 ==========     ==========     =======    =======
Net asset value per unit: Type II ...........   $    12.33          19.93       15.26      11.49
                                                 ==========     ==========     =======    =======

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                           JANUS ASPEN SERIES
                                              ---------------------------------------------
                                                 AGGRESSIVE                     WORLDWIDE
                                                   GROWTH         GROWTH         GROWTH
                                                 PORTFOLIO       PORTFOLIO      PORTFOLIO
ASSETS                                        --------------- -------------- --------------
Investment in Janus Aspen Series, at fair
 value (note 2):
 Aggressive Growth Portfolio (91,976
   shares; cost -- $1,998,064)...............   $ 2,537,613             --             --
 Growth Portfolio (142,379 shares;
   cost -- $2,519,886).......................            --      3,351,607             --
 Worldwide Growth Portfolio (175,533
   shares; cost -- $4,110,001)...............            --             --      5,106,255
 Balanced Portfolio (57,619 shares;
   cost -- $1,021,835).......................            --             --             --
 Flexible Income Portfolio (8,248 shares;
   cost -- $99,389)..........................            --             --             --
 International Growth Portfolio (39,359
   shares; cost -- $803,626).................            --             --             --
 Capital Appreciation Portfolio (11,851
   shares; cost -- $190,191).................            --             --             --
Receivable from affiliate ...................            --            235             --
Receivable for units sold ...................           164          9,645          1,128
                                                -----------      ---------      ---------
   TOTAL ASSETS .............................     2,537,777      3,361,487      5,107,383
                                                -----------      ---------      ---------
LIABILITIES
Accrued expenses payable to affiliate
 (note 3) ...................................         5,771          3,414          5,187
Payable for units withdrawn .................            --             --          1,971
                                                -----------      ---------      ---------
   TOTAL LIABILITIES ........................         5,771          3,414          7,158
                                                -----------      ---------      ---------
Net assets attributable to variable life
 policyholders ..............................   $ 2,532,006      3,358,073      5,100,225
                                                ===========      =========      =========
Outstanding units: Type I (note 2) ..........        97,529        127,165        189,590
                                                ===========      =========      =========
Net asset value per unit: Type I ............   $    23.12           24.42          24.46
                                                ===========      =========      =========
Outstanding units: Type II (note 2) .........        11,987         10,349         18,923
                                                ===========      =========      =========
Net asset value per unit: Type II ...........   $    23.12           24.42          24.46
                                                ===========      =========      =========



                                                                 JANUS ASPEN SERIES
                                              --------------------------------------------------------
                                                               FLEXIBLE   INTERNATIONAL     CAPITAL
                                                 BALANCED       INCOME        GROWTH      APPRECIATION
                                                 PORTFOLIO    PORTFOLIO     PORTFOLIO      PORTFOLIO
ASSETS                                        -------------- ----------- --------------- -------------
Investment in Janus Aspen Series, at fair
 value (note 2):
 Aggressive Growth Portfolio (91,976
   shares; cost -- $1,998,064)...............           --          --            --             --
 Growth Portfolio (142,379 shares;
   cost -- $2,519,886).......................           --          --            --             --
 Worldwide Growth Portfolio (175,533
   shares; cost -- $4,110,001)...............           --          --            --             --
 Balanced Portfolio (57,619 shares;
   cost -- $1,021,835).......................   $1,296,421          --            --             --
 Flexible Income Portfolio (8,248 shares;
   cost -- $99,389)..........................           --      99,469            --             --
 International Growth Portfolio (39,359
   shares; cost -- $803,626).................           --          --       837,165             --
 Capital Appreciation Portfolio (11,851
   shares; cost -- $190,191).................           --          --            --        236,316
Receivable from affiliate ...................        1,120          --            13             --
Receivable for units sold ...................       23,638         980         1,436          1,358
                                                 ---------      ------       -------        -------
   TOTAL ASSETS .............................    1,321,179     100,449       838,614        237,674
                                                 ---------     -------       -------        -------
LIABILITIES
Accrued expenses payable to affiliate
 (note 3) ...................................        1,995       1,186         1,628          5,442
Payable for units withdrawn .................           --          19            --              8
                                                 ---------     -------       -------        -------
   TOTAL LIABILITIES ........................        1,995       1,205         1,628          5,450
                                                 ---------     -------       -------        -------
Net assets attributable to variable life
 policyholders ..............................   $1,319,184      99,244       836,986        232,224
                                                 =========     =======       =======        =======
Outstanding units: Type I (note 2) ..........       53,591       6,812        30,755          8,215
                                                 =========     =======       =======        =======
Net asset value per unit: Type I ............   $    19.85       13.70         16.06          19.74
                                                 ==========    ========      ========       ========
Outstanding units: Type II (note 2) .........       12,867         432        21,361          3,549
                                                 ==========    ========      ========       ========
Net asset value per unit: Type II ...........   $    19.85       13.70         16.06          19.74
                                                 ==========    ========      ========       ========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                           GOLDMAN SACHS           SALOMON BROTHERS
                                                                         VARIABLE INSURANCE        VARIABLE SERIES
                                                                             TRUST FUND                  FUND
                                                                     --------------------------   -----------------
                                                                      GROWTH AND      MID CAP
                                                                        INCOME         EQUITY         INVESTORS
                                                                         FUND           FUND             FUND
ASSETS                                                               ------------   -----------   -----------------
Investment in Goldman Sachs Variable Insurance Trust Fund, at fair value (note 2):
 Growth and Income Fund (999 shares; cost -- $9,946)..............     $ 10,441            --              --
 Mid Cap Equity Fund (10,881 shares; cost -- $90,926).............           --        93,247              --
Investment in Salomon Brothers Variable Series Fund, at fair value
 (note 2):
 Investors Fund (138 shares; cost -- $1,472)......................           --            --           1,525
Dividends receivable .............................................           --            --               6
                                                                       --------        ------           -----
   TOTAL ASSETS ..................................................       10,441        93,247           1,531
                                                                       --------        ------           -----
LIABILITIES
Accrued expenses payable to affiliate (note 3) ...................            8            39               1
Payable for units withdrawn ......................................           --            --              --
                                                                       --------        ------           -----
   TOTAL LIABILITIES .............................................            8            39               1
                                                                       --------        ------           -----
Net assets attributable to variable life policyholders ...........     $ 10,433        93,208           1,530
                                                                       ========        ======           =====
Outstanding units: Type I (note 2) ...............................           81            --             126
                                                                       ========        ======           =====
Net asset value per unit: Type I .................................     $   8.89          8.59           12.16
                                                                       ========        ======           =====
Outstanding units: Type II (note 2) ..............................        1,092        10,851              --
                                                                       ========        ======           =====
Net asset value per unit: Type II ................................     $   8.89          8.59           12.16
                                                                       ========        ======           =====

                 See accompanying notes to financial statements

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

                           STATEMENTS OF OPERATIONS


                               DECEMBER 31, 1998



                                                                           GE INVESTMENTS FUNDS, INC.
                                                   --------------------------------------------------------------------------
                                                                    S&P 500                              GOVERNMENT
                                                                     INDEX                               SECURITIES
                                                                     FUND                                   FUND
                                                   -----------------------------------------   ------------------------------
                                                                                                PERIOD ENDED      YEAR ENDED
                                                            YEAR ENDED DECEMBER 31,             DECEMBER 11,     DECEMBER 31,
                                                        1998          1997          1996            1997             1996
                                                   -------------   ---------   -------------   --------------   -------------
Investment income:
 Income -- Dividends ...........................    $  198,642       88,899        751,436             --           31,170
 Expenses -- Mortality and expense risk charges
   (note 3) ....................................        27,391       17,405          9,854          2,085            2,175
                                                    ----------       ------        -------          -----           ------
Net investment income (loss) ...................       171,251       71,494        741,582         (2,085)          28,995
                                                    ----------       ------        -------         ------           ------
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain (loss) ......................       200,588       18,179         65,600          1,254              289
 Unrealized appreciation (depreciation) on
   investments .................................       637,587      504,771       (498,697)        18,064          (28,379)
                                                    ----------      -------       --------         ------          -------
Net realized and unrealized gain (loss) on
 investments ...................................       838,175      522,950       (433,097)        19,318          (28,090)
                                                    ----------      -------       --------         ------          -------
Increase in net assets from operations .........    $1,009,426      594,444        308,485         17,233              905
                                                    ==========      =======       ========         ======          =======


                                                                           GE INVESTMENTS FUNDS, INC.
                                                 -------------------------------------------------------------------------------
                                                              MONEY MARKET                            TOTAL RETURN
                                                                  FUND                                    FUND
                                                 --------------------------------------- ---------------------------------------
                                                         YEAR ENDED DECEMBER 31,                 YEAR ENDED DECEMBER 31,
                                                     1998         1997          1996         1998         1997          1996
                                                 ----------- ------------- ------------- ------------ ------------ -------------
Investment income:
 Income -- Dividends ...........................  $161,959       107,705        97,157      207,758      456,798       846,101
 Expenses -- Mortality and expense risk
   charges (note 3) ............................    21,006        13,717        15,476       26,306       24,218        20,200
                                                  --------       -------        ------      -------      -------       -------
Net investment income (loss) ...................   140,953        93,988        81,681      181,452      432,580       825,901
                                                  --------       -------        ------      -------      -------       -------
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain (loss) ......................       517       298,840      (325,593)     (62,109)     (54,073)       68,427
 Unrealized appreciation (depreciation)
   on investments ..............................      (517)     (300,439)      345,223      423,954      123,159      (708,053)
                                                  --------      --------      --------      -------      -------      --------
Net realized and unrealized gain (loss) on
 investments ...................................        --        (1,599)       19,630      361,845       69,086      (639,626)
                                                  --------      --------      --------      -------      -------      --------
Increase in net assets from operations .........  $140,953        92,389       101,311      543,297      501,666       186,275
                                                  ========      ========      ========      =======      =======      ========

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED



                                                               GE INVESTMENTS FUNDS, INC. (CONTINUED)
                                             ---------------------------------------------------------------------------
                                                        INTERNATIONAL                           REAL ESTATE
                                                         EQUITY FUND                          SECURITIES FUND
                                             -----------------------------------   -------------------------------------
                                                   YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                                1998         1997         1996         1998           1997        1996
                                             ---------   -----------   ---------   ------------   -----------   --------
Investment income:
 Income -- Dividends .....................    $ 5,942        8,566       1,884         25,938        20,680      1,678
 Expenses -- Mortality and expense risk
   charges (note 3) ......................        648          399         152          1,889           814         57
                                              -------        -----       -----         ------        ------      -----
Net investment income ....................      5,294        8,167       1,732         24,049        19,866      1,621
                                              -------        -----       -----         ------        ------      -----
Net realized and unrealized (loss) gain on
 investments:
 Net realized gain (loss) ................         93          654         510        (13,410)        2,800        381
 Unrealized appreciation (depreciation) on
   investments ...........................      8,003       (5,290)       (839)       (64,135)       (2,725)     2,468
                                              -------       ------       -----        -------        ------      -----
Net realized and unrealized (loss) gain on
 investments .............................      8,096       (4,636)       (329)       (77,545)           75      2,849
                                              -------       ------       -----        -------        ------      -----
Increase (decrease) in net assets from
 operations ..............................    $13,390        3,531       1,403        (53,496)       19,941      4,470
                                              =======       ======       =====        =======        ======      =====


                                                 GE INVESTMENTS FUNDS, INC. (CONTINUED)
                                       -----------------------------------------------------------
                                                  GLOBAL                         VALUE
                                                  INCOME                        EQUITY
                                                   FUND                          FUND
                                       ----------------------------- -----------------------------
                                                        PERIOD FROM                   PERIOD FROM
                                                         JUNE 18,                      JUNE 17,
                                         YEAR ENDED       1997 TO      YEAR ENDED       1997 TO
                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1998           1997           1998           1997
                                       -------------- -------------- -------------- --------------
Investment income:
 Income -- Dividends .................     $2,100           461           6,079          115
 Expenses -- Mortality and
   expense risk charges (note 3) .....        354            30             526           17
                                           ------           ---           -----          ---
Net investment income ................      1,746           431           5,553           98
                                           ------           ---           -----          ---
Net realized and unrealized (loss)
 gain on investments:
 Net realized gain (loss) ............      3,656            35            (305)          (9)
 Unrealized appreciation
   (depreciation) on investments......      1,314          (329)         11,219            1
                                           ------          ----          ------          ----
Net realized and unrealized (loss)
 gain on investments .................      4,970          (294)         10,914           (8)
                                           ------          ----          ------          ----
Increase (decrease) in net assets
 from operations .....................     $6,716           137          16,467           90
                                           ======          ====          ======          ====



                                         GE INVESTMENTS FUNDS, INC. (CONTINUED)
                                       -------------------------------------------
                                                                          U.S.
                                                  INCOME                 EQUITY
                                                   FUND                   FUND
                                       ----------------------------- -------------
                                                        PERIOD FROM    PEROD FROM
                                                       DECEMBER 12,     JUNE 10,
                                         YEAR ENDED       1997 TO       1998 TO
                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1998           1997           1998
                                       -------------- -------------- -------------
Investment income:
 Income -- Dividends .................    $24,441           992            869
 Expenses -- Mortality and
   expense risk charges (note 3) .....      2,902           116             47
                                           ------           ---            ---
Net investment income ................     21,539           876            822
                                           ------           ---            ---
Net realized and unrealized (loss)
 gain on investments:
 Net realized gain (loss) ............      3,321          (838)           144
 Unrealized appreciation
   (depreciation) on investments......      4,423           523          3,300
                                           ------          ----          -----
Net realized and unrealized (loss)
 gain on investments .................      7,744          (315)         3,444
                                           ------          ----          -----
Increase (decrease) in net assets
 from operations .....................    $29,283           561          4,266
                                           ======          ====          =====

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED




                                                             OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                             ------------------------------------------------------------------
                                                       MONEY FUND                         BOND FUND
                                             ------------------------------   ---------------------------------
                                              PERIOD ENDED      YEAR ENDED
                                              DECEMBER 11,     DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                                  1997             1996         1998       1997         1996
                                             --------------   -------------   --------   --------   -----------
Investment income:
 Income -- Dividends .....................         $27             224         10,101     17,586       16,705
 Expenses -- Mortality and
   expense risk charges (note 3) .........           4              31          2,597      1,872        1,790
                                                   ---             ---         ------     ------       ------
Net investment income ....................          23             193          7,504     15,714       14,915
                                                   ---             ---         ------     ------       ------
Net realized and unrealized gain on
 investments:
 Net realized gain .......................          --              --          2,899        276          128
 Unrealized appreciation
   (depreciation) on investments .........          --              --         11,167      5,965       (3,916)
                                                   ---             ---         ------     ------       ------
Net realized and unrealized gain
 (loss) on investments ...................          --              --         14,066      6,241       (3,788)
                                                   ---             ---         ------     ------       ------
Increase in net assets from
 operations ..............................         $23             193         21,570     21,955       11,127
                                                   ===             ===         ======     ======       ======


                                                                OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                             -------------------------------------------------------------------------
                                                   CAPITAL APPRECIATION FUND                    GROWTH FUND
                                             -------------------------------------   ---------------------------------
                                                    YEAR ENDED DECEMBER 31,               YEAR ENDED DECEMBER 31,
                                                1998          1997          1996        1998        1997        1996
                                             ----------   ------------   ---------   ---------   ---------   ---------
Investment income:
 Income -- Dividends .....................    $ 91,445       119,431       99,449     230,257      94,465      72,782
 Expenses -- Mortality and
   expense risk charges (note 3) .........      23,632        19,370       13,659      18,652      13,535       7,950
                                              --------       -------       ------     -------      ------      ------
Net investment income ....................      67,813       100,061       85,790     211,605      80,930      64,832
                                              --------       -------       ------     -------      ------      ------
Net realized and unrealized gain on
 investments:
 Net realized gain .......................      93,644       264,595      128,677      89,327     112,639      59,611
 Unrealized appreciation
   (depreciation) on investments .........     277,402       (89,502)     103,509     270,706     226,521     113,315
                                              --------       -------      -------     -------     -------     -------
Net realized and unrealized gain
 (loss) on investments ...................     371,046       175,093      232,186     360,033     339,160     172,926
                                              --------       -------      -------     -------     -------     -------
Increase in net assets from
 operations ..............................    $438,859       275,154      317,976     571,638     420,090     237,758
                                              ========       =======      =======     =======     =======     =======

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED




                                                          OPPENHEIMER VARIABLE ACCOUNT FUNDS (CONTINUED)
                                             -------------------------------------------------------------------------
                                                       HIGH INCOME FUND                  MULTIPLE STRATEGIES FUND
                                             ------------------------------------   ----------------------------------
                                                   YEAR ENDED DECEMBER 31,               YEAR ENDED DECEMBER 31,
                                                 1998          1997        1996         1998        1997        1996
                                             ------------   ---------   ---------   -----------   --------   ---------
Investment income:
 Income -- Dividends .....................    $  82,820      105,625      78,385       44,673      45,313     33,554
 Expenses -- Mortality and expense
   risk charges (note 3) .................       12,578        8,770       5,650        5,281       4,459      3,353
                                              ---------      -------      ------       ------      ------     ------
Net investment income ....................       70,242       96,855      72,735       39,392      40,854     30,201
                                              ---------      -------      ------       ------      ------     ------
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain .......................        3,380       11,476       8,045       10,586      26,553     22,006
 Unrealized appreciation
   (depreciation) on investments .........      (81,675)      28,520      28,139       (5,312)     27,703     14,047
                                              ---------      -------      ------       ------      ------     ------
Net realized and unrealized gain
 (loss) on investments ...................      (78,295)      39,996      36,184        5,274      54,256     36,053
                                              ---------      -------      ------       ------      ------     ------
Increase (decrease) in net assets from
 operations ..............................    $  (8,053)     136,851     108,919       44,666      95,110     66,254
                                              =========      =======     =======       ======      ======     ======


                                                                            VARIABLE INSURANCE PRODUCTS FUND
                                                            ----------------------------------------------------------------
                                                                MONEY MARKET PORTFOLIO            HIGH INCOME PORTFOLIO
                                                            -------------------------------   ------------------------------
                                                             PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED
                                                             DECEMBER 11,     DECEMBER 31,     DECEMBER 11,     DECEMBER 31,
                                                                 1997             1996             1997             1996
                                                            --------------   --------------   --------------   -------------
Investment income:
 Income -- Dividends ....................................       $31,897          17,813            16,812          24,435
 Expenses -- Mortality and expense risk charges
   (note 3) .............................................         1,948           2,449             1,461           1,779
                                                                -------          ------            ------          ------
Net investment income ...................................        29,949          15,364            15,351          22,656
                                                                -------          ------            ------          ------
Net realized and unrealized gain on investments:
 Net realized gain ......................................            --              --            41,295           7,114
 Unrealized appreciation (depreciation) on
   investments ..........................................            --              --           (23,320)          1,632
                                                                -------          ------           -------          ------
Net realized and unrealized gain on investments .........            --              --            17,975           8,746
                                                                -------          ------           -------          ------
Increase in net assets from operations ..................       $29,949          15,364            33,326          31,402
                                                                =======          ======           =======          ======

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED




                                                                      VARIABLE INSURANCE PRODUCTS FUND (CONTINUED)
                                                          --------------------------------------------------------------------
                                                              EQUITY-INCOME PORTFOLIO               GROWTH PORTFOLIO
                                                          ------------------------------- ------------------------------------
                                                              YEAR ENDED DECEMBER 31,           YEAR ENDED DECEMBER 31,
                                                              1998       1997      1996       1998        1997        1996
                                                          ----------- --------- --------- ------------ --------- -------------
Investment income:
 Income -- Dividends ....................................  $353,139    339,803    85,939     703,742    135,480      213,091
 Expenses -- Mortality and expense risk
   charges (note 3) .....................................    42,003     30,384    17,180      42,284     30,276       25,014
                                                           --------    -------    ------     -------    -------      -------
Net investment income ...................................   311,136    309,419    68,759     661,458    105,204      188,077
                                                           --------    -------    ------     -------    -------      -------
Net realized and unrealized gain on investments:
 Net realized gain ......................................   235,107    125,398    98,124     728,950    193,439      342,839
 Unrealized appreciation (depreciation)
   on investments .......................................    97,581    539,549   149,934     630,736    566,792     (104,224)
                                                           --------    -------   -------     -------    -------     --------
Net realized and unrealized gain on investments .........   332,688    664,947   248,058   1,359,686    760,231      238,615
                                                           --------    -------   -------   ---------    -------     --------
Increase in net assets from operations ..................  $643,824    974,366   316,817   2,021,144    865,435      426,692
                                                           ========    =======   =======   =========    =======     ========


                                                VARIABLE INSURANCE PRODUCTS FUND   VARIABLE INSURANCE PRODUCTS
                                                          (CONTINUED)                        FUND II
                                               ---------------------------------- ------------------------------
                                                       OVERSEAS PORTFOLIO            ASSET MANAGER PORTFOLIO
                                               ---------------------------------- ------------------------------
                                                    YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                                   1998        1997        1996      1998      1997      1996
                                               ----------- ------------ --------- --------- --------- ----------
Investment income:
 Income -- Dividends .........................  $138,226      155,793     36,638   527,602   417,972   183,395
 Expenses -- Mortality and expense risk
   charges (note 3) ..........................    14,004       12,638     11,528    30,684    26,984    19,647
                                                --------      -------     ------   -------   -------   -------
Net investment income (expense) ..............   124,222      143,155     25,110   496,918   390,988   163,748
                                                --------      -------     ------   -------   -------   -------
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain ...........................    98,578       95,087     39,291    58,132    68,861   105,006
 Unrealized appreciation (depreciation)
   on investments ............................    (8,287)     (45,710)   126,664    32,734   222,652    98,064
                                                --------      -------    -------   -------   -------   -------
Net realized and unrealized gain on
 investments .................................    90,291       49,377    165,955    90,866   291,513   203,070
                                                --------      -------    -------   -------   -------   -------
Increase in net assets from operations .......  $214,513      192,532    191,065   587,784   682,501   366,818
                                                ========      =======    =======   =======   =======   =======

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED




                               VARIABLE INSURANCE PRODUCTS FUND
                                        II (CONTINUED)                      VARIABLE INSURANCE PRODUCTS FUND III
                               --------------------------------- ----------------------------------------------------------
                                                                                                   GROWTH OPPORTUNITIES
                                     CONTRAFUND PORTFOLIO          GROWTH & INCOME PORTFOLIO            PORTFOLIO
                               --------------------------------- ----------------------------- ----------------------------
                                                                                  PERIOD FROM                  PERIOD FROM
                                                                                    MAY 30,                      MAY 30,
                                                                   YEAR ENDED       1997 TO      YEAR ENDED      1997 TO
                                    YEAR ENDED DECEMBER 31,       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                   1998       1997       1996         1998           1997           1998           1997
                               ----------- --------- ----------- -------------- -------------- -------------- -------------
Investment income:
 Income -- Dividends ......... $122,810     33,739      2,964       337                 --      3,673                --
 Expenses -- Mortality
   and expense risk
   charges (note 3) ..........   18,320     11,153      4,608     1,403                 45      1,223               148
                               --------     ------      -----     -----                 --      -----               ---
Net investment income
 (expense) ...................  104,490     22,586     (1,644)   (1,066)               (45)     2,450              (148)
                               --------     ------     ------    ------                ---      -----              ----
Net realized and unrealized
 gain (loss) on
 investments:
 Net realized gain ...........  228,313    198,947     14,028     2,566              1,642      3,612               472
 Unrealized appreciation
   (depreciation) on
   investments ...............  398,426    135,687    119,895    59,468             (1,102)    35,308             3,433
                               --------    -------    -------    ------             ------     ------             -----
Net realized and unrealized
 gain on investments .........  626,739    334,634    133,923    62,034                540     38,920             3,905
                               --------    -------    -------    ------             ------     ------             -----
Increase in net assets from
 operations .................. $731,229    357,220    132,279    60,968                495     41,370             3,757
                               ========    =======    =======    ======             ======     ======             =====


                                                            NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
                                      ----------------------------------------------------------------------------------------
                                                BALANCED                        BOND                         GROWTH
                                                PORTFOLIO                     PORTFOLIO                    PORTFOLIO
                                      ----------------------------- ----------------------------- ----------------------------
                                       PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                       DECEMBER 11,   DECEMBER 31,   DECEMBER 11,   DECEMBER 31,   DECEMBER 11,   DECEMBER 31,
                                           1997           1996           1997           1996           1997           1996
                                      -------------- -------------- -------------- -------------- -------------- -------------
Investment income:
 Income -- Dividends ................   $  16,310         41,530        4,664           7,068          11,458        13,580
 Expenses -- Mortality and
   expense risk charges (note 3).....       1,723          1,799          462             581             982         1,005
                                        ---------         ------        -----           -----          ------        ------
Net investment income ...............      14,587         39,731        4,202           6,487          10,476        12,575
                                        ---------         ------        -----           -----          ------        ------
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss) ...........      36,568          4,564         (162)             38          37,624         4,264
 Unrealized appreciation
   (depreciation) on investments.....     (14,898)       (28,989)         (48)         (3,678)        (18,849)       (6,024)
                                        ---------        -------        -----          ------         -------        ------
Net realized and unrealized gain
 (loss) on investments ..............      21,670        (24,425)        (210)         (3,640)         18,775        (1,760)
                                        ---------        -------        -----          ------         -------        ------
Increase in net assets from
 operations .........................   $  36,257         15,306        3,992           2,847          29,251        10,815
                                        =========        =======        =====          ======         =======        ======

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED




                                                                              FEDERATED INVESTORS
                                                                               INSURANCE SERIES
                                                   -------------------------------------------------------------------------
                                                                                                          HIGH
                                                                  AMERICAN                               INCOME
                                                                  LEADERS                                 BOND
                                                                  FUND II                               FUND II
                                                   --------------------------------------   --------------------------------
                                                                             PERIOD FROM
                                                                              AUGUST 14,
                                                                               1996 TO
                                                    YEAR ENDED DECEMBER
                                                            31,              DECEMBER 31,       YEAR ENDED DECEMBER 31,
                                                       1998        1997          1996           1998        1997      1996
                                                   -----------   --------   -------------   -----------   -------   --------
Investment income:
 Income -- Dividends ...........................     $ 8,939        148            9            4,007      3,619     1,592
 Expenses -- Mortality and expense risk
   charges (note 3) ............................       1,280        113            2              979        656       127
                                                     -------        ---            -            -----      -----     -----
Net investment income ..........................       7,659         35            7            3,028      2,963     1,465
                                                     -------        ---            -            -----      -----     -----
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain (loss) ......................        (245)       598            4            1,890        836        51
 Unrealized appreciation (depreciation) on
   investments .................................      22,437      3,025           29           (3,246)     5,274     1,038
                                                     -------      -----           --           ------      -----     -----
Net realized and unrealized gain (loss) on
 investments ...................................      22,192      3,623           33           (1,356)     6,110     1,089
                                                     -------      -----           --           ------      -----     -----
Increase in net assets from operations .........     $29,851      3,658           40            1,672      9,073     2,554
                                                     =======      =====           ==           ======      =====     =====


                                                                           FEDERATED INVESTORS
                                                                             INSURANCE SERIES
                                                                     --------------------------------
                                                                                 UTILITY
                                                                                 FUND II
                                                                     --------------------------------
                                                                         YEAR ENDED DECEMBER 31,
                                                                        1998        1997       1996
                                                                     ----------   --------   --------
Investment income:
 Income -- Dividends .............................................    $11,781       4,929     2,283
 Expenses -- Mortality and expense risk charges (note 3) .........      1,381         860       364
                                                                      -------       -----     -----
Net investment income ............................................     10,400       4,069     1,919
                                                                      -------       -----     -----
Net realized and unrealized gain (loss) on investments:
 Net realized gain (loss) ........................................      5,077       1,782     2,332
 Unrealized appreciation (depreciation) on investments ...........     11,499      25,287       700
                                                                      -------      ------     -----
Net realized and unrealized gain (loss) on investments ...........     16,576      27,069     3,032
                                                                      -------      ------     -----
Increase in net assets from operations ...........................    $26,976      31,138     4,951
                                                                      =======      ======     =====

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED




                                                                         ALGER AMERICAN FUND
                                                                 ------------------------------------
                                                                                SMALL
                                                                                 CAP
                                                                              PORTFOLIO
                                                                 ------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                                     1998        1997         1996
                                                                 ----------- ------------ -----------
Investment income:
 Income -- Dividends ...........................................  $ 119,910      23,157         502
 Expenses -- Mortality and expense risk charges
   (note 3) ....................................................      6,707       5,518       1,659
                                                                  ---------      ------       -----
Net investment income (expense) ................................    113,203      17,639      (1,157)
                                                                  ---------      ------      ------
Net realized and unrealized gain (loss) on investments:
 Net realized gain (loss) ......................................    (65,245)    109,665       4,156
 Unrealized appreciation (depreciation) on investments .........    102,269     (21,855)     (4,745)
                                                                  ---------     -------      ------
Net realized and unrealized gain (loss) on investments .........     37,024      87,810        (589)
                                                                  ---------     -------      ------
Increase (decrease) in net assets from operations ..............  $ 150,227     105,449      (1,746)
                                                                  =========     =======      ======



                                                                       ALGER AMERICAN FUND
                                                                 -------------------------------
                                                                             GROWTH
                                                                            PORTFOLIO
                                                                 -------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                                    1998      1997       1996
                                                                 --------- --------- -----------
Investment income:
 Income -- Dividends ........................................... $159,255    10,016      3,815
 Expenses -- Mortality and expense risk charges
   (note 3) ....................................................    8,116     7,350      2,350
                                                                  -------    ------      -----
Net investment income (expense) ................................  151,139     2,666      1,465
                                                                  -------    ------      -----
Net realized and unrealized gain (loss) on investments:
 Net realized gain (loss) ......................................   60,482   103,893      1,107
 Unrealized appreciation (depreciation) on investments .........  293,124   100,012     (1,956)
                                                                  -------   -------     ------
Net realized and unrealized gain (loss) on investments .........  353,606   203,905       (849)
                                                                  -------   -------     ------
Increase (decrease) in net assets from operations .............. $504,745   206,571        616
                                                                  =======   =======     ======


                                                                                       PBHG INSURANCE
                                                                                        SERIES FUND
                                                                 ----------------------------------------------------------
                                                                             PBHG
                                                                           LARGE CAP                       PBHG
                                                                            GROWTH                      GROWTH II
                                                                           PORTFOLIO                    PORTFOLIO
                                                                 ----------------------------- ----------------------------
                                                                                  PERIOD FROM                  PERIOD FROM
                                                                                    MAY 30,                      MAY 30,
                                                                   YEAR ENDED       1997 TO      YEAR ENDED      1997 TO
                                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                      1998           1997           1998           1997
                                                                 -------------- -------------- -------------- -------------
Investment income:
 Income -- Dividends ...........................................    $    --            --             --             --
 Expenses -- Mortality and expense risk charges
   (note 3) ....................................................        327            63            239             43
                                                                    -------            --            ---             --
Net investment income (expense) ................................       (327)          (63)          (239)           (43)
                                                                    -------           ---           ----            ---
Net realized and unrealized gain (loss) on investments:
 Net realized gain (loss) ......................................      3,310           584           (197)            34
 Unrealized appreciation (depreciation) on investments .........     13,650            92          8,666           (142)
                                                                    -------           ---          -----           ----
Net realized and unrealized gain (loss) on investments .........     16,960           676          8,469           (108)
                                                                    -------           ---          -----           ----
Increase (decrease) in net assets from operations ..............    $16,633           613          8,230           (151)
                                                                    =======           ===          =====           ====

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED




                                                                                JANUS ASPEN SERIES
                                                   -----------------------------------------------------------------------------
                                                                  AGGRESSIVE                                GROWTH
                                                               GROWTH PORTFOLIO                            PORTFOLIO
                                                   -----------------------------------------   ---------------------------------
                                                            YEAR ENDED DECEMBER 31,                 YEAR ENDED DECEMBER 31,
                                                       1998           1997           1996         1998        1997        1996
                                                   ------------   ------------   -----------   ---------   ---------   ---------
Investment income:
 Income -- Dividends ...........................    $      --             --         9,052      146,566      47,255      21,456
 Expenses -- Mortality and expense risk
   charges (note 3) ............................       13,622         10,376         6,061       16,642      11,319       5,068
                                                    ---------         ------         -----      -------      ------      ------
Net investment income (expense) ................      (13,622)       (10,376)        2,991      129,924      35,936      16,388
                                                    ---------        -------         -----      -------      ------      ------
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain .............................      171,826        202,593        49,684      115,203      94,811      21,606
 Unrealized appreciation (depreciation) on
   investments .................................      488,613        (21,456)       (6,584)     576,941     155,268      67,602
                                                    ---------        -------        ------      -------     -------      ------
Net realized and unrealized gain on
 investments ...................................      660,439        181,137        43,100      692,144     250,079      89,208
                                                    ---------        -------        ------      -------     -------      ------
Increase in net assets from operations .........    $ 646,817        170,761        46,091      822,068     286,015     105,596
                                                    =========        =======        ======      =======     =======     =======


                                                                             JANUS ASPEN SERIES
                                                                     -----------------------------------
                                                                                  WORLDWIDE
                                                                              GROWTH PORTFOLIO
                                                                     -----------------------------------
                                                                           YEAR ENDED DECEMBER 31,
                                                                         1998         1997        1996
                                                                     -----------   ---------   ---------
Investment income:
 Income -- Dividends .............................................    $153,063       35,818      17,129
 Expenses -- Mortality and expense risk charges (note 3) .........      28,493       16,118       6,046
                                                                      --------       ------      ------
Net investment income (expense) ..................................     124,570       19,700      11,083
                                                                      --------       ------      ------
Net realized and unrealized gain (loss) on investments:
 Net realized gain ...............................................     233,014       89,852     102,324
 Unrealized appreciation (depreciation) on investments ...........     623,292      251,916      66,974
                                                                      --------      -------     -------
Net realized and unrealized gain on investments ..................     856,306      341,768     169,298
                                                                      --------      -------     -------
Increase in net assets from operations ...........................    $980,876      361,468     180,381
                                                                      ========      =======     =======

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED




                                                                   JANUS ASPEN SERIES (CONTINUED)
                                                   --------------------------------------------------------------
                                                                                               FLEXIBLE
                                                               BALANCED                         INCOME
                                                              PORTFOLIO                        PORTFOLIO
                                                   --------------------------------   ---------------------------
                                                       YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                                      1998        1997       1996        1998       1997     1996
                                                   ----------   --------   --------   ---------   -------   -----
Investment income:
 Income -- Dividends ...........................    $ 42,674     12,092      3,497      4,495      3,492     541
 Expenses -- Mortality and expense risk
   charges (note 3) ............................       6,290      2,145        931        459        240      34
                                                    --------     ------      -----      -----      -----     ---
Net investment income (expense) ................      36,384      9,947      2,566      4,036      3,252     507
                                                    --------     ------      -----      -----      -----     ---
Net realized and unrealized gain on
 investments:
 Net realized gain .............................      24,529      8,229      2,098      1,687        305      13
 Unrealized appreciation (depreciation) on
   investments .................................     216,533     41,009     14,575        (74)        72      83
                                                    --------     ------     ------      -----      -----     ---
Net realized and unrealized gain on
 investments ...................................     241,062     49,238     16,673      1,613        377      96
                                                    --------     ------     ------      -----      -----     ---
Increase in net assets from operations .........    $277,446     59,185     19,239      5,649      3,629     603
                                                    ========     ======     ======      =====      =====     ===


                                                                       JANUS ASPEN SERIES (CONTINUED)
                                                   -----------------------------------------------------------------------
                                                               INTERNATIONAL                           CAPITAL
                                                                   GROWTH                            APPRECIATION
                                                                 PORTFOLIO                            PORTFOLIO
                                                   --------------------------------------   ------------------------------
                                                                             PERIOD FROM                      PERIOD FROM
                                                                               JULY 9,                          MAY 21,
                                                    YEAR ENDED DECEMBER        1996 TO        YEAR ENDED        1997 TO
                                                            31,             DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                      1998        1997          1996             1998             1997
                                                   ----------   --------   --------------   --------------   -------------
Investment income:
 Income -- Dividends ...........................    $12,343       1,716           136              132            27
 Expenses -- Mortality and expense risk
   charges (note 3) ............................      3,678       1,442            40            1,351            34
                                                    -------       -----           ---            -----            --
Net investment income (expense) ................      8,665         274            96           (1,219)           (7)
                                                    -------       -----           ---           ------            --
Net realized and unrealized gain on
 investments:
 Net realized gain .............................     40,482       5,037           152           28,363           106
 Unrealized appreciation (depreciation) on
   investments .................................     16,463      16,037         1,040           45,429           697
                                                    -------      ------         -----           ------           ---

Net realized and unrealized gain on
 investments ...................................     56,945      21,074         1,192           73,792           803
                                                    -------      ------         -----           ------           ---
Increase in net assets from operations .........    $65,610      21,348         1,288           72,573           796
                                                    =======      ======         =====           ======           ===

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     STATEMENTS OF OPERATIONS  -- CONTINUED




                                                                            GOLDMAN SACHS             SALOMON BROTHERS
                                                                         VARIABLE INSURANCE           VARIABLE SERIES
                                                                             TRUST FUND                     FUND
                                                                   -------------------------------   -----------------
                                                                     GROWTH AND         MID CAP
                                                                       INCOME           EQUITY           INVESTORS
                                                                        FUND             FUND               FUND
                                                                   --------------   --------------   -----------------
                                                                     PERIOD FROM      PERIOD FROM       PERIOD FROM
                                                                     OCTOBER 1,       AUGUST 28,        DECEMBER 8,
                                                                       1998 TO          1998 TO           1998 TO
                                                                    DECEMBER 31,     DECEMBER 31,       DECEMBER 31,
                                                                        1998             1998               1998
                                                                   --------------   --------------   -----------------
Investment income:
 Income -- Dividends ...........................................        $ 95               408                6
 Expenses -- Mortality and expense risk charges
   (note 3) ....................................................          19               117                1
                                                                        ----               ---                -
Net investment income ..........................................          76               291                5
                                                                        ----               ---                -
Net realized and unrealized gain (loss) on investments:
 Net realized gain .............................................         120             3,047               --
 Unrealized appreciation (depreciation) on investments .........         496             2,320               53
                                                                        ----             -----               --
Net realized and unrealized gain (loss) on investments .........         616             5,367               53
                                                                        ----             -----               --
Increase in net assets from operations .........................        $692             5,658               58
                                                                        ====             =====               ==

                See accompanying notes to financial statements.

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                       STATEMENT OF CHANGES IN NET ASSETS
                               DECEMBER 31, 1998



                                                                         GE INVESTMENTS FUNDS, INC.
                                                                  -----------------------------------------
                                                                                   S&P 500
                                                                                    INDEX
                                                                                    FUND
                                                                  -----------------------------------------
                                                                           YEAR ENDED DECEMBER 31,
                                                                       1998          1997          1996
                                                                  ------------- ------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ................................  $  171,251        71,494       741,582
 Net realized gain (loss) .......................................     200,588        18,179        65,600
 Unrealized appreciation (depreciation) on investments ..........     637,587       504,771      (498,697)
                                                                   ----------       -------      --------
    Increase in net assets from operations ......................   1,009,426       594,444       308,485
                                                                   ----------       -------      --------
From capital transactions:
 Net premiums ...................................................   1,553,985       496,133       308,147
 Loan interest ..................................................        (667)       (2,663)         (455)
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ................................................          --      (146,232)       (1,955)
  Surrenders ....................................................       2,166       (28,437)      (15,204)
  Loans .........................................................     (28,223)      (12,720)      (16,280)
  Cost of insurance and administrative expense (note 3) .........    (453,919)     (235,713)     (158,228)
  Transfer gain (loss) and transfer fees ........................    (111,502)         (793)          109
 Interfund transfers ............................................     (71,575)      954,081       289,390
                                                                   ----------      --------      --------
    Increase (decrease) in net assets from capital
     transactions ...............................................     890,265     1,023,656       405,524
                                                                   ----------     ---------      --------
Increase (decrease) in net assets ...............................   1,899,691     1,618,100       714,009
Net assets at beginning of year .................................   3,407,989     1,789,889     1,075,880
                                                                   ----------     ---------     ---------
Net assets at end of year .......................................  $5,307,680     3,407,989     1,789,889
                                                                   ==========     =========     =========



                                                                   GE INVESTMENTS FUNDS, INC.
                                                                  ----------------------------
                                                                           GOVERNMENT
                                                                           SECURITIES
                                                                              FUND
                                                                  ----------------------------
                                                                   PERIOD ENDED    YEAR ENDED
                                                                   DECEMBER 11,   DECEMBER 31,
                                                                       1997           1996
                                                                  -------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ................................     $(2,085)       28,995
 Net realized gain (loss) .......................................       1,254           289
 Unrealized appreciation (depreciation) on investments ..........      18,064       (28,379)
                                                                       ------       -------
    Increase in net assets from operations ......................      17,233           905
                                                                       ------       -------
From capital transactions:
 Net premiums ...................................................      36,517        37,229
 Loan interest ..................................................         290           878
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ................................................          --            --
  Surrenders ....................................................     (15,385)       (3,155)
  Loans .........................................................      (4,137)       (2,302)
  Cost of insurance and administrative expense (note 3) .........     (23,090)      (23,586)
  Transfer gain (loss) and transfer fees ........................        (675)          (75)
 Interfund transfers ............................................    (322,397)      (18,963)
                                                                     --------       -------
    Increase (decrease) in net assets from capital
     transactions ...............................................    (328,877)       (9,974)
                                                                     --------       -------
Increase (decrease) in net assets ...............................    (311,644)       (9,069)
Net assets at beginning of year .................................     311,644       320,713
                                                                     --------       -------
Net assets at end of year .......................................     $    --       311,644
                                                                     ========       =======


                                                                  GE INVESTMENTS FUNDS, INC.
                                                        -----------------------------------------------
                                                                         MONEY MARKET
                                                                             FUND
                                                        -----------------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                              1998            1997            1996
                                                        --------------- --------------- ---------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ......................  $     140,953         93,988          81,681
 Net realized gain (loss) .............................            517        298,840        (325,593)
 Unrealized appreciation (depreciation) on
  investments .........................................           (517)      (300,439)        345,223
                                                         -------------       --------        --------
    Increase in net assets from operations ............        140,953         92,389         101,311
                                                         -------------       --------        --------
From capital transactions:
 Net premiums .........................................      5,316,844      3,634,434       5,619,954
 Loan interest ........................................          2,567         (3,118)         (1,840)
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ......................................         (1,231)       (15,944)         (1,302)
  Surrenders ..........................................       (127,487)       (10,646)         (7,042)
  Loans ...............................................        (92,788)        (5,231)        (59,410)
  Cost of insurance and administrative expense
    (note 3) ..........................................       (379,891)      (284,457)       (257,113)
  Transfer gain (loss) and transfer fees ..............        (24,254)      (233,325)        (28,760)
 Interfund transfers ..................................     (3,025,038)    (3,317,791)     (4,363,145)
                                                         -------------     ----------      ----------
    Increase (decrease) in net assets from capital
     transactions .....................................      1,668,722       (236,078)        901,342
                                                         -------------     ----------      ----------
Increase (decrease) in net assets .....................      1,809,675       (143,689)      1,002,653
Net assets at beginning of year .......................      2,261,916      2,405,605       1,402,952
                                                         -------------     ----------      ----------
Net assets at end of year .............................  $   4,071,591      2,261,916       2,405,605
                                                         =============     ==========      ==========



                                                              GE INVESTMENTS FUNDS, INC.
                                                        ---------------------------------------
                                                                     TOTAL RETURN
                                                                         FUND
                                                        ---------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                            1998         1997          1996
                                                        ------------ ------------ -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ......................   $181,452      432,580       825,901
 Net realized gain (loss) .............................    (62,109)     (54,073)       68,427
 Unrealized appreciation (depreciation) on
  investments .........................................    423,954      123,159      (708,053)
                                                           -------      -------      --------
    Increase in net assets from operations ............    543,297      501,666       186,275
                                                           -------      -------      --------
From capital transactions:
 Net premiums .........................................    252,081      169,809       143,160
 Loan interest ........................................       (327)        (299)         (178)
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ......................................    (21,333)      (7,452)      (25,232)
  Surrenders ..........................................    (16,053)     (14,564)      (14,027)
  Loans ...............................................     (8,458)      (3,824)       (6,948)
  Cost of insurance and administrative expense
    (note 3) ..........................................   (385,697)    (357,384)     (339,757)
  Transfer gain (loss) and transfer fees ..............     26,522       39,224       125,446
 Interfund transfers ..................................     84,003       (2,809)      124,895
                                                          --------     --------      --------
    Increase (decrease) in net assets from capital
     transactions .....................................    (69,262)    (177,299)        7,359
                                                          --------     --------      --------
Increase (decrease) in net assets .....................    474,035      324,367       193,634
Net assets at beginning of year .......................  3,603,668    3,279,301     3,085,667
                                                         ---------    ---------     ---------
Net assets at end of year ............................. $4,077,703    3,603,668     3,279,301
                                                         =========    =========     =========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                      GE INVESTMENTS FUNDS, INC.
                                                                              (CONTINUED)
                                                                  -----------------------------------
                                                                             INTERNATIONAL
                                                                              EQUITY FUND
                                                                  -----------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                                      1998         1997       1996
                                                                  ------------ ----------- ----------
Increase in net assets
From operations:
 Net investment income ..........................................  $   5,294       8,167      1,732
 Net realized gain (loss) .......................................         93         654        510
 Unrealized appreciation (depreciation) on investments ..........      8,003      (5,290)      (839)
                                                                   ---------      ------      -----
    Increase in net assets from operations ......................     13,390       3,531      1,403
From capital transactions:
 Net premiums ...................................................     27,099      23,197     18,822
 Loan interest ..................................................          1           4          7
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ................................................         --          --         --
  Surrenders ....................................................       (497)       (904)    (1,403)
  Loans .........................................................       (733)       (289)      (229)
  Cost of insurance and administrative expense (note 3) .........    (10,088)     (5,480)    (3,119)
  Transfer gain (loss) and transfer fees ........................        303      (1,837)        86
 Interfund transfers ............................................     10,770      22,059     10,273
                                                                   ---------      ------     ------
    Increase in net assets from capital transactions ............     26,855      36,750     24,437
                                                                   ---------      ------     ------
Increase in net assets ..........................................     40,245      40,281     25,840
Net assets at beginning of period ...............................     75,504      35,223      9,383
                                                                   ---------      ------     ------
Net assets at end of period .....................................  $ 115,749      75,504     35,223
                                                                   =========      ======     ======



                                                                  GE INVESTMENTS FUNDS, INC. (CONTINUED)
                                                                  --------------------------------------
                                                                               REAL ESTATE
                                                                             SECURITIES FUND
                                                                  -------------------------------------
                                                                         YEAR ENDED DECEMBER 31,
                                                                       1998          1997       1996
                                                                  -------------- ----------- ----------
Increase in net assets
From operations:
 Net investment income ..........................................   $ 24,049        19,866      1,621
 Net realized gain (loss) .......................................    (13,410)        2,800        381
 Unrealized appreciation (depreciation) on investments ..........    (64,135)       (2,725)     2,468
                                                                     -------        ------      -----
    Increase in net assets from operations ......................    (53,496)       19,941      4,470
From capital transactions:
 Net premiums ...................................................    210,779        79,557     15,327
 Loan interest ..................................................           (6)          2         --
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ................................................         --            --         --
  Surrenders ....................................................     (3,842)         (692)      (347)
  Loans .........................................................       (660)         (874)        --
  Cost of insurance and administrative expense (note 3) .........    (49,575)      (17,806)    (1,892)
  Transfer gain (loss) and transfer fees ........................       (872)          300        190
 Interfund transfers ............................................     41,309        89,769     12,060
                                                                     ---------     -------     ------
    Increase in net assets from capital transactions ............    197,133       150,256     25,338
                                                                     ---------     -------     ------
Increase in net assets ..........................................    143,637       170,197     29,808
Net assets at beginning of period ...............................    200,409        30,212        404
                                                                     ---------     -------     ------
Net assets at end of period .....................................   $344,046       200,409     30,212
                                                                     =========     =======     ======


                                                 GE INVESTMENTS FUNDS, INC. (CONTINUED)
                                       -----------------------------------------------------------
                                                  GLOBAL                         VALUE
                                                  INCOME                        EQUITY
                                                   FUND                          FUND
                                       ----------------------------- -----------------------------
                                                        PERIOD FROM                   PERIOD FROM
                                                         JUNE 18,                      JUNE 17,
                                         YEAR ENDED       1997 TO      YEAR ENDED       1997 TO
                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1998           1997           1998           1997
                                       -------------- -------------- -------------- --------------
Increase in net assets
From operations:
 Net investment income ...............    $  1,746          431            5,553           98
 Net realized gain (loss) ............       3,656           35             (305)          (9)
 Unrealized appreciation
  (depreciation) on investments.......       1,314         (329)          11,219            1
                                          --------         -----          ------          ----
    Increase in net assets from
     operations ......................       6,716          137           16,467           90
From capital transactions:
 Net premiums ........................      15,696        1,293          108,124        5,797
 Loan interest .......................          --           --               34            2
 Transfers (to) from the general
  account of Life of Virginia:
  Death benefits .....................          --           --               --           --
  Surrenders .........................          --           --           (2,851)          --
  Loans ..............................          --         (243)          (1,112)          --
  Cost of insurance and
    administrative expense
    (note 3) .........................      (4,405)        (373)         (13,611)      (1,002)
  Transfer gain (loss) and
    transfer fees ....................         128           (9)          (3,719)          35
 Interfund transfers .................       8,773        8,418           95,455        8,637
                                          --------        ------         -------       --------
    Increase in net assets from
     capital transactions ............      20,192        9,086          182,320       13,469
                                          --------        ------         -------       --------
Increase in net assets ...............      26,908        9,223          198,787       13,559
Net assets at beginning of period ....       9,223          --            13,559           --
                                          --------        ------         -------       --------
Net assets at end of period ..........    $ 36,131        9,223          212,346       13,559
                                          ========        ======         =======       ========



                                         GE INVESTMENTS FUNDS, INC. (CONTINUED)
                                       -------------------------------------------
                                                                          U.S.
                                                  INCOME                 EQUITY
                                                   FUND                   FUND
                                       ----------------------------- -------------
                                                        PERIOD FROM   PERIOD FROM
                                                       DECEMBER 12,     JUNE 10,
                                         YEAR ENDED       1997 TO       1998 TO
                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1998           1997           1998
                                       -------------- -------------- -------------
Increase in net assets
From operations:
 Net investment income ...............   $  21,539           876            822
 Net realized gain (loss) ............       3,321          (838)           144
 Unrealized appreciation
  (depreciation) on investments.......       4,423           523          3,300
                                            ------          ----          -----
    Increase in net assets from
     operations ......................      29,283           561          4,266
From capital transactions:
 Net premiums ........................      59,967           735         30,322
 Loan interest .......................         (75)           12             --
 Transfers (to) from the general
  account of Life of Virginia:
  Death benefits .....................          --            --             --
  Surrenders .........................     (29,103)           --            (80)
  Loans ..............................        (665)           --             --
  Cost of insurance and
    administrative expense
    (note 3) .........................     (32,512)       (1,655)        (2,198)
  Transfer gain (loss) and
    transfer fees ....................        (444)          (30)           172
 Interfund transfers .................      29,042       378,428         18,463
                                           -------       -------         ------
    Increase in net assets from
     capital transactions ............      26,210       377,490         46,679
                                           -------       -------         ------
Increase in net assets ...............      55,493       378,051         50,945
Net assets at beginning of period ....     378,051            --             --
                                           -------       -------         ------
Net assets at end of period ..........   $ 433,544       378,051         50,945
                                           =======       =======         ======

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                      OPPENHEIMER VARIABLE ACCOUNT
                                                                                 FUNDS
                                                                      ----------------------------
                                                                                 MONEY
                                                                                  FUND
                                                                      ----------------------------
                                                                       PERIOD ENDED    YEAR ENDED
                                                                       DECEMBER 11,   DECEMBER 31,
                                                                           1997           1996
                                                                      -------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income ..............................................    $    23           193
 Net realized gain ..................................................         --            --
 Unrealized appreciation (depreciation) on investments ..............         --            --
                                                                         -------           ----
    Increase in net assets from operations ..........................         23           193
From capital transactions:
 Net premiums .......................................................        111            --
 Loan interest ......................................................         --            --
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ....................................................         --            --
  Surrenders ........................................................         --            --
  Loans .............................................................         --            --
  Cost of insurance and administrative expense (note 3) .............       (205)         (997)
  Transfer gain (loss) and transfer fees ............................         15            (8)
 Transfers (to) from the Guarantee Account ..........................         --            --
 Interfund transfers ................................................       (651)      (10,491)
                                                                         -------       ---------
    Increase (decrease) in net assets from capital transactions .....       (730)      (11,496)
                                                                         -------       ---------
Increase (decrease) in net assets ...................................       (707)      (11,303)
Net assets at beginning of year .....................................        707        12,010
                                                                         -------       ---------
Net assets at end of year ...........................................    $    --           707
                                                                         =======       =========



                                                                        OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                                                      ---------------------------------------
                                                                                       BOND
                                                                                       FUND
                                                                      ---------------------------------------
                                                                              YEAR ENDED DECEMBER 31,
                                                                          1998         1997          1996
                                                                      ------------ ------------ -------------
Increase (decrease) in net assets
From operations:
 Net investment income ..............................................   $  7,504       15,714      14,915
 Net realized gain ..................................................      2,899          276         128
 Unrealized appreciation (depreciation) on investments ..............     11,167        5,965      (3,916)
                                                                          ------       ------      -------
    Increase in net assets from operations ..........................     21,570       21,955      11,127
From capital transactions:
 Net premiums .......................................................    164,138       56,837      41,062
 Loan interest ......................................................        (39)         (13)         (2)
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ....................................................         --           --          --
  Surrenders ........................................................    (17,769)     (17,569)     (3,478)
  Loans .............................................................     (1,348)      (2,018)         --
  Cost of insurance and administrative expense (note 3) .............    (40,698)     (23,294)    (21,145)
  Transfer gain (loss) and transfer fees ............................        188       (1,279)          6
 Transfers (to) from the Guarantee Account ..........................         --           --          --
 Interfund transfers ................................................     51,994      (12,046)     50,864
                                                                         -------      -------     ---------
    Increase (decrease) in net assets from capital transactions .....    156,466          618      67,307
                                                                         -------      -------     ---------
Increase (decrease) in net assets ...................................    178,036       22,573      78,434
Net assets at beginning of year .....................................    292,413      269,840     191,406
                                                                         -------      -------     ---------
Net assets at end of year ...........................................   $470,449      292,413     269,840
                                                                         =======      =======     =========


                                                               OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                                            ----------------------------------------
                                                                            CAPITAL
                                                                          APPRECIATION
                                                                              FUND
                                                            ----------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                                 1998         1997          1996
                                                            ------------- ------------ -------------
Increase (decrease) in net assets
From operations:
 Net investment income ....................................  $   67,813      100,061        85,790
 Net realized gain ........................................      93,644      264,595       128,677
 Unrealized appreciation (depreciation) on investments.....     277,402      (89,502)      103,509
                                                             ----------      -------       -------
    Increase in net assets from operations ................     438,859      275,154       317,976
From capital transactions:
 Net premiums .............................................     826,696      794,773       615,934
 Loan interest ............................................         171          305          (174)
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ..........................................          --         (313)           --
  Surrenders ..............................................    (139,804)     (41,954)     (128,744)
  Loans ...................................................     (62,192)     (38,517)       (8,425)
  Cost of insurance and administrative expense
    (note 3) ..............................................    (336,566)    (307,499)     (242,592)
  Transfer gain (loss) and transfer fees ..................       2,879       13,531         6,908
 Transfers (to) from the Guarantee Account ................        (257)          --            --
 Interfund transfers ......................................      (1,915)      61,532       270,794
                                                             ----------     --------      --------
    Increase (decrease) in net assets from capital
     transactions .........................................     289,012      481,858       513,701
                                                             ----------     --------      --------
Increase (decrease) in net assets .........................     727,871      757,012       831,677
Net assets at beginning of year ...........................   3,099,076    2,342,064     1,510,387
                                                             ----------    ---------     ---------
Net assets at end of year .................................  $3,826,947    3,099,076     2,342,064
                                                             ==========    =========     =========



                                                               OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                                            -----------------------------------------
                                                                             GROWTH
                                                                              FUND
                                                            -----------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                                 1998          1997          1996
                                                            ------------- ------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income ....................................   $ 211,605        80,930        64,832
 Net realized gain ........................................      89,327       112,639        59,611
 Unrealized appreciation (depreciation) on investments.....     270,706       226,521       113,315
                                                                -------       -------       -------
    Increase in net assets from operations ................     571,638       420,090       237,758
From capital transactions:
 Net premiums .............................................     687,713       460,957       310,615
 Loan interest ............................................        (398)         (541)         (155)
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ..........................................          --            --        (3,934)
  Surrenders ..............................................    (137,732)      (69,141)      (18,216)
  Loans ...................................................     (10,897)      (12,664)      (21,680)
  Cost of insurance and administrative expense
    (note 3) ..............................................    (260,178)     (176,831)     (107,526)
  Transfer gain (loss) and transfer fees ..................         (93)       (4,635)       (1,119)
 Transfers (to) from the Guarantee Account ................          --            --            --
 Interfund transfers ......................................     100,907       180,805       266,465
                                                               --------      --------      --------
    Increase (decrease) in net assets from capital
     transactions .........................................     379,322       377,950       424,450
                                                               --------      --------      --------
Increase (decrease) in net assets .........................     950,960       798,040       662,208
Net assets at beginning of year ...........................   2,277,913     1,479,873       817,665
                                                              ---------     ---------      --------
Net assets at end of year .................................  $3,228,873     2,277,913     1,479,873
                                                              =========     =========     =========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                    OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                                                                (CONTINUED)
                                                                 -----------------------------------------
                                                                                   HIGH
                                                                                  INCOME
                                                                                   FUND
                                                                 -----------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
                                                                      1998           1997         1996
                                                                 -------------- ------------- ------------
Increase (decrease) in net assets
From operations:
 Net investment income .........................................   $   70,242        96,855       72,735
 Net realized gain (loss) ......................................        3,380        11,476        8,045
 Unrealized appreciation (depreciation) on investments .........      (81,675)       28,520       28,139
                                                                   ----------        ------       ------
    Increase (decrease) in net assets from operations ..........       (8,053)      136,851      108,919
                                                                   ----------       -------      -------
From capital transactions:
 Net premiums ..................................................      464,843       359,877      311,435
 Loan interest .................................................         (313)          (10)          16
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ...............................................       (3,028)           --      (18,532)
  Surrenders ...................................................      (91,485)      (19,540)      (7,723)
  Loans ........................................................      (16,569)      (25,149)    (133,614)
  Cost of insurance and administrative expense (note 3) ........     (190,705)     (162,386)         559
  Transfer gain (loss) and transfer fees .......................        2,861           944      111,802
 Interfund transfers ...........................................       46,306       367,417           --
                                                                   ----------      --------     --------
    Increase (decrease) in net assets from capital
     transactions ..............................................      211,910       521,153      263,943
                                                                   ----------      --------     --------
Increase in net assets .........................................      203,857       658,004      372,862
Net assets at beginning of year ................................    1,650,751       992,747      619,885
                                                                   ----------      --------     --------
Net assets at end of year ......................................   $1,854,608     1,650,751      992,747
                                                                   ==========     =========     ========



                                                                  OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                                                              (CONTINUED)
                                                                 -------------------------------------
                                                                               MULTIPLE
                                                                              STRATEGIES
                                                                                 FUND
                                                                 -------------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                                     1998        1997         1996
                                                                 ----------- ----------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income .........................................  $ 39,392      40,854        30,201
 Net realized gain (loss) ......................................    10,586      26,553        22,006
 Unrealized appreciation (depreciation) on investments .........    (5,312)     27,703        14,047
                                                                    ------      ------        ------
    Increase (decrease) in net assets from operations ..........    44,666      95,110        66,254
                                                                    ------      ------        ------
From capital transactions:
 Net premiums ..................................................   235,155     132,071       122,291
 Loan interest .................................................      (157)       (129)          (18)
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ...............................................        --          --       (17,498)
  Surrenders ...................................................    (8,552)    (51,445)     (183,972)
  Loans ........................................................    (9,879)     (4,961)         (729)
  Cost of insurance and administrative expense (note 3) ........   (68,755)    (65,223)      (50,034)
  Transfer gain (loss) and transfer fees .......................      (109)        (84)        6,336
 Interfund transfers ...........................................   (12,778)    (13,534)       87,158
                                                                   -------     -------      --------
    Increase (decrease) in net assets from capital
     transactions ..............................................   134,925      (3,305)      (36,466)
                                                                   -------     -------      --------
Increase in net assets .........................................   179,591      91,805        29,788
Net assets at beginning of year ................................   666,466     574,661       544,873
                                                                   -------     -------      --------
Net assets at end of year ......................................  $846,057     666,466       574,661
                                                                   =======     =======      ========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                               VARIABLE INSURANCE PRODUCTS FUND
                                                                  ----------------------------------------------------------
                                                                     MONEY MARKET PORTFOLIO        HIGH INCOME PORTFOLIO
                                                                  ----------------------------- ----------------------------
                                                                   PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                                                   DECEMBER 11,   DECEMBER 31,   DECEMBER 11,   DECEMBER 31,
                                                                       1997           1996           1997           1996
                                                                  -------------- -------------- -------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income ..........................................   $  29,949         15,364         15,351         22,656
 Net realized gain ..............................................          --             --         41,295          7,114
 Unrealized appreciation (depreciation) on investments ..........          --             --        (23,320)         1,632
                                                                    ----------        ------        -------         ------
Increase in net assets from operations ..........................      29,949         15,364         33,326         31,402
                                                                    ----------        ------        -------         ------
From capital transactions:
 Net premiums ...................................................          --          1,850            208             --
 Loan interest ..................................................         (34)           (14)           (41)           (22)
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ................................................          --             --             --             --
  Surrenders ....................................................          (2)       (19,871)        (2,471)       (36,177)
  Loans .........................................................      (1,093)        (1,250)        (1,664)        (2,449)
  Cost of insurance and administrative expense (note 3) .........     (18,137)       (30,816)       (16,918)       (30,421)
  Transfer gain (loss) and transfer fees ........................     (15,912)        (5,041)         1,294           (553)
 Interfund transfers ............................................    (310,424)       (89,691)      (226,946)       (34,288)
                                                                    -----------      -------       --------        -------
Increase (decrease) in net assets from capital transactions .....    (345,602)      (144,833)      (246,538)      (103,910)
                                                                    -----------     --------       --------       --------
Increase (decrease) in net assets ...............................    (315,653)      (129,469)      (213,212)       (72,508)
Net assets at beginning of year .................................     315,653        445,122        213,212        285,720
                                                                    -----------     --------       --------       --------
Net assets at end of year .......................................   $      --        315,653             --        213,212
                                                                    ===========     ========       ========       ========


                                                                    VARIABLE INSURANCE PRODUCTS FUND
                                                                ----------------------------------------
                                                                        EQUITY-INCOME PORTFOLIO
                                                                ----------------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                                     1998         1997          1996
                                                                ------------- ------------ -------------
Increase (decrease) in net assets
From operations:
 Net investment income ........................................  $  311,136      309,419        68,759
 Net realized gain ............................................     235,107      125,398        98,124
 Unrealized appreciation (depreciation) on investments ........      97,581      539,549       149,934
                                                                 ----------      -------       -------
Increase in net assets from operations ........................     643,824      974,366       316,817
                                                                 ----------      -------       -------
From capital transactions:
 Net premiums .................................................   1,528,326    1,111,418       923,240
 Loan interest ................................................        (659)         623           (54)
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ..............................................      (4,313)        (276)      (22,109)
  Surrenders ..................................................    (292,782)     (74,706)     (120,408)
  Loans .......................................................     (48,745)     (43,806)      (12,984)
  Cost of insurance and administrative expense
    (note 3) ..................................................    (625,045)    (475,456)     (336,646)
  Transfer gain (loss) and transfer fees ......................       3,459       21,702        18,395
 Interfund transfers ..........................................     111,431      662,909       643,935
                                                                 ----------    ---------      --------
Increase (decrease) in net assets from capital transactions....     671,672    1,202,408     1,093,369
                                                                 ----------    ---------     ---------
Increase (decrease) in net assets .............................   1,315,496    2,176,774     1,410,186
Net assets at beginning of year ...............................   5,397,592    3,220,818     1,810,632
                                                                 ----------    ---------     ---------
Net assets at end of year .....................................  $6,713,088    5,397,592     3,220,818
                                                                 ==========    =========     =========



                                                                   VARIABLE INSURANCE PRODUCTS FUND
                                                                ---------------------------------------
                                                                           GROWTH PORTFOLIO
                                                                ---------------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                                    1998         1997          1996
                                                                ------------ ------------ -------------
Increase (decrease) in net assets
From operations:
 Net investment income ........................................  $ 661,458      105,204       188,077
 Net realized gain ............................................    728,950      193,439       342,839
 Unrealized appreciation (depreciation) on investments ........    630,736      566,792      (104,224)
                                                                   -------      -------      --------
Increase in net assets from operations ........................  2,021,144      865,435       426,692
                                                                 ---------      -------      --------
From capital transactions:
 Net premiums .................................................  1,067,020    1,063,353       928,744
 Loan interest ................................................     (3,767)        (786)         (476)
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ..............................................     (2,159)     (12,511)      (24,929)
  Surrenders ..................................................   (303,094)    (119,903)     (179,684)
  Loans .......................................................    (67,251)    (102,452)      (72,457)
  Cost of insurance and administrative expense
    (note 3) ..................................................   (550,302)    (468,850)     (419,528)
  Transfer gain (loss) and transfer fees ......................    (32,108)        (321)       34,069
 Interfund transfers ..........................................    735,023      127,136       (78,376)
                                                                 ---------    ---------      --------
Increase (decrease) in net assets from capital transactions....    843,362      485,666       187,363
                                                                 ---------    ---------      --------
Increase (decrease) in net assets .............................  2,864,506    1,351,101       614,055
Net assets at beginning of year ...............................  4,961,747    3,610,646     2,996,591
                                                                 ---------    ---------     ---------
Net assets at end of year ..................................... $7,826,253    4,961,747     3,610,646
                                                                 =========    =========     =========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                        VARIABLE INSURANCE
                                                                    PRODUCTS FUND (CONTINUED)
                                                             ----------------------------------------
                                                                        OVERSEAS PORTFOLIO
                                                             ----------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                                  1998         1997          1996
                                                             ------------- ------------ -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ...........................  $  124,222      143,155        25,110
 Net realized gain .........................................      98,578       95,087        39,291
 Unrealized appreciation (depreciation) on investments .....      (8,287)     (45,710)      126,664
                                                              ----------      -------       -------
    Increase in net assets from operations .................     214,513      192,532       191,065
                                                              ----------      -------       -------
From capital transactions:
 Net premiums ..............................................     357,948      366,213       455,202
 Loan interest .............................................      (1,149)        (656)          (10)
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ...........................................          --         (264)       (3,636)
  Surrenders ...............................................     (94,164)     (78,977)      (76,054)
  Loans ....................................................     (10,363)     (29,580)      (29,577)
  Cost of insurance and administrative expense
    (note 3) ...............................................    (172,299)    (181,619)     (199,651)
  Transfer gain (loss) and transfer fees ...................       3,188        2,923         5,668
 Transfers (to) from the Guarantee Account .................          --           --            --
 Interfund transfers .......................................       7,063     (292,022)       (2,943)
                                                              ----------     --------      --------
    Increase (decrease) in net assets from capital
     transactions ..........................................      90,224     (213,982)      148,999
                                                              ----------     --------      --------
Increase (decrease) in net assets ..........................     304,737      (21,450)      340,064
Net assets at beginning of period ..........................   1,739,180    1,760,630     1,420,566
                                                              ----------    ---------     ---------
Net assets at end of period ................................  $2,043,917    1,739,180     1,760,630
                                                              ==========    =========     =========



                                                                        VARIABLE INSURANCE
                                                                         PRODUCTS FUND II
                                                             ----------------------------------------
                                                                     ASSET MANAGER PORTFOLIO
                                                             ----------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                                  1998          1997         1996
                                                             ------------- ------------- ------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ...........................   $496,918       390,988      163,748
 Net realized gain .........................................      58,132        68,861      105,006
 Unrealized appreciation (depreciation) on investments .....      32,734       222,652       98,064
                                                                 -------       -------      -------
    Increase in net assets from operations .................     587,784       682,501      366,818
                                                                 -------       -------      -------
From capital transactions:
 Net premiums ..............................................     513,149       644,004      695,446
 Loan interest .............................................        (263)         (381)         (44)
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ...........................................      (4,354)           --      (22,120)
  Surrenders ...............................................    (197,464)     (122,367)    (107,389)
  Loans ....................................................     (31,787)      (29,206)          70
  Cost of insurance and administrative expense
    (note 3) ...............................................    (311,542)     (329,030)    (341,676)
  Transfer gain (loss) and transfer fees ...................         689        12,971          (36)
 Transfers (to) from the Guarantee Account .................          --            --           --
 Interfund transfers .......................................     (89,254)      430,161     (462,667)
                                                                --------      --------     --------
    Increase (decrease) in net assets from capital
     transactions ..........................................    (120,826)      606,152     (238,416)
                                                                --------      --------     --------
Increase (decrease) in net assets ..........................     466,958     1,288,653      128,402
Net assets at beginning of period ..........................   4,169,405     2,880,752    2,752,350
                                                               ---------     ---------    ---------
Net assets at end of period ................................  $4,636,363     4,169,405    2,880,752
                                                               =========     =========    =========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998


                                           VARIABLE INSURANCE PRODUCTS FUND II
                                        -----------------------------------------
                                                  CONTRAFUND PORTFOLIO
                                        -----------------------------------------
                                                 YEAR ENDED DECEMBER 31,
                                             1998          1997          1996
                                        ------------- ------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense).......  $  104,490        22,586        (1,644)
 Net realized gain ....................     228,313       198,947        14,028
 Unrealized appreciation
  (depreciation) on investments .......     398,426       135,687       119,895
                                         ----------       -------       -------
   Increase in net assets from
    operations ........................     731,229       357,220       132,279
                                         ----------       -------       -------
From capital transactions:
 Net premiums .........................     947,585       617,546       331,802
 Loan interest ........................        (583)         (140)          107
 Transfers (to) from the general
  account of Life of Virginia:
  Death benefits ......................      (3,241)       (5,439)           --
  Surrenders ..........................    (118,374)      (90,538)       (8,625)
  Loans ...............................     (45,386)      (13,250)       (4,921)
  Cost of insurance and adminis-
   trative expense (note 3) ...........    (322,452)     (207,378)      (91,674)
  Transfer gain (loss) and
   transfer fees ......................      26,399        17,537         1,153
 Transfers (to) from the Guarantee
  Account .............................        (102)           --            --
 Interfund transfers ..................     403,462       292,298       398,084
                                         ----------      --------       -------
  Increase (decrease) in net
   assets from capital
   transactions .......................     887,308       610,636       625,926
                                         ----------      --------       -------
Increase (decrease) in net assets .....   1,618,537       967,856       758,205
Net assets at beginning of period .....   2,013,323     1,045,467       287,262
                                         ----------     ---------       -------
Net assets at end of period ...........  $3,631,860     2,013,323     1,045,467
                                         ==========     =========     =========



                                                   VARIABLE INSURANCE PRODUCTS FUND III
                                        ----------------------------------------------------------
                                                                          GROWTH OPPORTUNITIES
                                          GROWTH & INCOME PORTFOLIO            PORTFOLIO
                                        ----------------------------- ----------------------------
                                                         PERIOD FROM                  PERIOD FROM
                                                           MAY 30,                      MAY 30,
                                          YEAR ENDED       1997 TO      YEAR ENDED      1997 TO
                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                             1998           1997           1998           1997
                                        -------------- -------------- -------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense).......     $(1,066)          (45)          2,450          (148)
 Net realized gain ....................       2,566         1,642           3,612           472
 Unrealized appreciation
  (depreciation) on investments .......      59,468        (1,102)         35,308         3,433
                                             ------        ------          ------         -----
   Increase in net assets from
    operations ........................      60,968           495          41,370         3,757
                                             ------        ------          ------         -----
From capital transactions:
 Net premiums .........................     202,919         5,448          71,954         6,899
 Loan interest ........................          --            --             (31)           --
 Transfers (to) from the general
  account of Life of Virginia:
  Death benefits ......................          --            --              --            --
  Surrenders ..........................      (2,976)           --            (448)           --
  Loans ...............................       2,468            --          (6,446)           --
  Cost of insurance and adminis-
   trative expense (note 3) ...........     (31,238)       (1,504)        (24,940)       (1,447)
  Transfer gain (loss) and
   transfer fees ......................       4,369         1,159             976           860
 Transfers (to) from the Guarantee
  Account .............................          --            --              --            --
 Interfund transfers ..................     125,535        41,761         132,314        61,508
                                            -------        ------         -------        ------
  Increase (decrease) in net
   assets from capital
   transactions .......................     301,077        46,864         173,379        67,820
                                            -------        ------         -------        ------
Increase (decrease) in net assets .....     362,045        47,359         214,749        71,577
Net assets at beginning of period .....      47,359            --          71,577            --
                                            -------        ------         -------        ------
Net assets at end of period ...........   $ 409,404        47,359         286,326        71,577
                                            =======        ======         =======        ======

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
                                          ----------------------------------------------------------------------------------------
                                               BALANCED PORTFOLIO              BOND PORTFOLIO               GROWTH PORTFOLIO
                                          ----------------------------- ----------------------------- ----------------------------
                                           PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                           DECEMBER 11,   DECEMBER 31,   DECEMBER 11,   DECEMBER 31,   DECEMBER 11,   DECEMBER 31,
                                               1997           1996           1997           1996           1997           1996
                                          -------------- -------------- -------------- -------------- -------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income ..................  $    14,587       39,731           4,202          6,487         10,476        12,575
 Net realized gain (loss) ...............       36,568        4,564            (162)            38         37,624         4,264
 Unrealized appreciation
  (depreciation) on investments .........      (14,898)     (28,989)            (48)        (3,678)       (18,849)       (6,024)
                                           -----------      -------           -----         ------        -------        ------
    Increase in net assets from
     operations .........................       36,257       15,306           3,992          2,847         29,251        10,815
                                           -----------      -------           -----         ------        -------        ------
From capital transactions:
 Net premiums ...........................          321           --              --             --            578            30
 Loan interest ..........................          (32)            (7)           --             --           (111)         (118)
 Transfers (to) from the general
  account of Life of Virginia:
  Death benefits ........................           --      (16,809)             --             --             --            --
  Surrenders ............................      (12,775)      (3,543)            (61)            --         (3,450)           --
  Loans .................................       (1,513)          --              --             --         (1,168)       (4,361)
  Cost of insurance and adminis-
    trative expense (note 3) ............      (11,724)     (16,515)         (1,655)        (3,975)        (6,896)       (8,829)
  Transfer gain (loss) and transfer
    fees ................................         (153)        (143)         (1,438)           (55)         2,241           273
 Interfund transfers ....................     (254,395)     (26,358)        (80,382)       (11,128)      (154,994)      (24,783)
                                           -----------      ---------       -------        -------       --------       -------
  Decrease in net assets from capital
    transactions ........................     (280,271)     (63,375)        (83,536)       (15,158)      (163,800)      (37,788)
                                           -----------      ---------       -------        -------       --------       -------
Decrease in net assets ..................     (244,014)     (48,069)        (79,544)       (12,311)      (134,549)      (26,973)
Net assets at beginning of year .........      244,014      292,083          79,544         91,855        134,549       161,522
                                           -----------      ---------       -------        -------       --------       -------
Net assets at end of year ...............  $        --      244,014              --         79,544             --       134,549
                                           ===========      =========       =======        =======       ========       =======

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                  FEDERATED INVESTORS INSURANCE SERIES
                                                                  -------------------------------------
                                                                        AMERICAN LEADERS FUND II
                                                                  -------------------------------------
                                                                                           PERIOD FROM
                                                                                            AUGUST 14,
                                                                                             1996 TO
                                                                  YEAR ENDED DECEMBER 31,  DECEMBER 31,
                                                                      1998        1997         1996
                                                                  ----------- ----------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income ..........................................  $   7,659         35          7
 Net realized gain (loss) .......................................       (245)       598          4
 Unrealized appreciation (depreciation) on investments ..........     22,437      3,025         29
                                                                   ---------      -----         ---
    Increase in net assets from operations ......................     29,851      3,658         40
                                                                   ---------      -----         ---
From capital transactions:
 Net premiums ...................................................    161,541     26,104        941
 Loan interest ..................................................         25         --         --
 Transfers (to) from the general account of Life of Virginia:
  Surrenders ....................................................     (6,132)        --         --
  Loans .........................................................     (1,072)        --         --
  Cost of insurance (note 3) ....................................    (31,404)    (3,533)      (101)
  Transfer gain (loss) and transfer fees ........................     (1,069)        46         (1)
 Interfund transfers ............................................    120,045     17,684       1,391
                                                                   ---------     ------       ------
    Increased in net assets from capital transactions ...........    241,934     40,301       2,230
                                                                   ---------     ------       ------
Increase in net assets ..........................................    271,785     43,959       2,270
Net assets at beginning of period ...............................     46,229      2,270         --
                                                                   ---------     ------       ------
Net assets at end of period .....................................  $ 318,014     46,229       2,270
                                                                   =========     ======       ======



                                                                  FEDERATED INVESTORS INSURANCE SERIES
                                                                  ------------------------------------
                                                                       HIGH INCOME BOND FUND II
                                                                  -----------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                                      1998        1997        1996
                                                                  ----------- ----------- -----------
Increase (decrease) in net assets
From operations:
 Net investment income ..........................................   $ 3,028       2,963       1,465
 Net realized gain (loss) .......................................     1,890         836          51
 Unrealized appreciation (depreciation) on investments ..........    (3,246)      5,274       1,038
                                                                     ------       -----       -----
    Increase in net assets from operations ......................     1,672       9,073       2,554
                                                                     ------       -----       -----
From capital transactions:
 Net premiums ...................................................    76,550      41,464      18,547
 Loan interest ..................................................        60          --          --
 Transfers (to) from the general account of Life of Virginia:
  Surrenders ....................................................    (3,973)         --          --
  Loans .........................................................    (3,721)     (3,068)         --
  Cost of insurance (note 3) ....................................   (21,339)     (9,342)     (3,746)
  Transfer gain (loss) and transfer fees ........................       (94)        332         362
 Interfund transfers ............................................    16,748      20,749       9,630
                                                                    -------      ------      ------
    Increased in net assets from capital transactions ...........    64,231      50,135      24,793
                                                                    -------      ------      ------
Increase in net assets ..........................................    65,903      59,208      27,347
Net assets at beginning of period ...............................    94,806      35,598       8,251
                                                                    -------      ------      ------
Net assets at end of period .....................................  $160,709      94,806      35,598
                                                                    =======      ======      ======


                                                                     FEDERATED INVESTORS INSURANCE SERIES
                                                                   ----------------------------------------
                                                                               UTILITY FUND II
                                                                   ----------------------------------------
                                                                           YEAR ENDED DECEMBER 31,
                                                                       1998           1997          1996
                                                                   ------------   ------------   ----------
Increase (decrease) in net assets
From operations:
 Net investment income .........................................    $  10,400          4,069        1,919
 Net realized gain (loss) ......................................        5,077          1,782        2,332
 Unrealized appreciation (depreciation) on investments .........       11,499         25,287          700
                                                                    ---------         ------        -----
    Increase in net assets from operations .....................       26,976         31,138        4,951
                                                                    ---------         ------        -----
From capital transactions:
 Net premiums ..................................................       81,174         43,641       27,264
 Loan interest .................................................            7             --           --
 Transfers (to) from the general account of Life of Virginia:
  Surrenders ...................................................       (2,124)            --          (60)
  Loans ........................................................         (315)            --           --
  Cost of insurance (note 3) ...................................      (19,854)       (10,455)      (6,249)
  Transfer gain (loss) and transfer fees .......................         (312)          (196)        (372)
 Interfund transfers ...........................................         (910)        11,808          236
                                                                    ---------        -------       ------
    Increase in net assets from capital transactions ...........       57,666         44,798       20,819
                                                                    ---------        -------       ------
Increase in net assets .........................................       84,642         75,936       25,770
Net assets at beginning of period ..............................      163,276         87,340       61,570
                                                                    ---------        -------       ------
Net assets at end of period ....................................    $ 247,918        163,276       87,340
                                                                    =========        =======       ======

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                      ALGER AMERICAN FUND
                                                             --------------------------------------
                                                                      SMALL CAP PORTFOLIO
                                                             --------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                                  1998         1997         1996
                                                             ------------- ------------ -----------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ...........................  $  113,203       17,639      (1,157)
 Net realized gain (loss) ..................................     (65,245)     109,665       4,156
 Unrealized appreciation (depreciation) on investments .....     102,269      (21,855)     (4,745)
                                                              ----------      -------      ------
    Increase (decrease) in net assets from operations ......     150,227      105,449      (1,746)
                                                              ----------      -------      ------
From capital transactions:
 Net premiums ..............................................     367,472      293,677     151,593
 Loan interest .............................................          94        1,571      (3,345)
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ...........................................        (743)          --          --
  Surrenders ...............................................     (24,987)      (3,177)     (1,160)
  Loans ....................................................     (29,830)      (3,833)    (13,496)
  Cost of insurance (note 3) ...............................    (108,923)     (88,074)    (37,209)
  Transfer gain (loss) and transfer fees ...................       8,000       22,932       9,170
 Interfund transfers .......................................     (11,610)      69,375     281,412
                                                              ----------      -------     -------
    Increase in net assets from capital transactions .......     199,473      292,471     386,965
                                                              ----------      -------     -------
Increase (decrease) in net assets ..........................     349,700      397,920     385,219
Net assets at beginning of period ..........................     819,695      421,775      36,556
                                                              ----------      -------     -------
Net assets at end of period ................................  $1,169,395      819,695     421,775
                                                              ==========      =======     =======



                                                                       ALGER AMERICAN FUND
                                                             ----------------------------------------
                                                                         GROWTH PORTFOLIO
                                                             ----------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                                  1998         1997          1996
                                                             ------------- ------------ -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ...........................    $151,139        2,666         1,465
 Net realized gain (loss) ..................................      60,482      103,893         1,107
 Unrealized appreciation (depreciation) on investments .....     293,124      100,012        (1,956)
                                                                 -------      -------        ------
    Increase (decrease) in net assets from operations ......     504,745      206,571           616
                                                                 -------      -------        ------
From capital transactions:
 Net premiums ..............................................     322,362      338,476       180,079
 Loan interest .............................................          79          578            31
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ...........................................        (828)          --            --
  Surrenders ...............................................    (132,389)     (17,220)       (1,243)
  Loans ....................................................      10,255       (5,609)         (956)
  Cost of insurance (note 3) ...............................    (130,212)    (109,328)      (34,162)
  Transfer gain (loss) and transfer fees ...................       6,290      (92,300)        6,248
 Interfund transfers .......................................     381,092     (862,640)    1,232,717
                                                                --------     --------     ---------
    Increase in net assets from capital transactions .......     456,649     (748,043)    1,382,714
                                                                --------     --------     ---------
Increase (decrease) in net assets ..........................     961,394     (541,472)    1,383,330
Net assets at beginning of period ..........................     865,112    1,406,584        23,254
                                                                --------    ---------     ---------
Net assets at end of period ................................  $1,826,506      865,112     1,406,584
                                                               =========    =========     =========


                                                                                  PBHG INSURANCE SERIES FUND
                                                                  ----------------------------------------------------------
                                                                   LARGE CAP GROWTH PORTFOLIO       GROWTH II PORTFOLIO
                                                                  ----------------------------- ----------------------------
                                                                                   PERIOD FROM                  PERIOD FROM
                                                                                     MAY 30,                      MAY 30,
                                                                    YEAR ENDED       1997 TO      YEAR ENDED      1997 TO
                                                                   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                       1998           1997           1998           1997
                                                                  -------------- -------------- -------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ................................    $   (327)          (63)          (239)           (43)
 Net realized gain (loss) .......................................       3,310           584           (197)            34
 Unrealized appreciation (depreciation) on investments ..........      13,650            92          8,666           (142)
                                                                     --------           ---          -----           ----
    Increase (decrease) in net assets from operations ...........      16,633           613          8,230           (151)
                                                                     --------           ---          -----           ----
From capital transactions:
 Net premiums ...................................................      38,098         4,425         19,247         10,354
 Loan interest ..................................................          15            --             --             --
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ................................................          --            --             --             --
  Surrenders ....................................................        (949)         (181)          (286)            --
  Loans .........................................................      (6,899)           --             --             --
  Cost of insurance (note 3) ....................................      (9,007)       (1,384)        (8,107)        (1,598)
  Transfer gain (loss) and transfer fees ........................        (239)          401         (1,497)           (24)
 Interfund transfers ............................................      14,195        22,634         30,191         12,519
                                                                     --------        ------         ------         ------
    Increase in net assets from capital transactions ............      35,214        25,895         39,548         21,251
                                                                     --------        ------         ------         ------
Increase (decrease) in net assets ...............................      51,847        26,508         47,778         21,100
Net assets at beginning of period ...............................      26,508            --         21,100             --
                                                                     --------        ------         ------         ------
Net assets at end of period .....................................    $ 78,355        26,508         68,878         21,100
                                                                     ========        ======         ======         ======

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                       JANUS ASPEN SERIES
                                                                  AGGRESSIVE GROWTH PORTFOLIO
                                                            ----------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                                 1998         1997          1996
                                                            ------------- ------------ -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ..........................  $  (13,622)     (10,376)        2,991
 Net realized gain ........................................     171,826      202,593        49,684
 Unrealized appreciation (depreciation) on investments.....     488,613      (21,456)       (6,584)
                                                             ----------      -------        ------
    Increase in net assets from operations ................     646,817      170,761        46,091
                                                             ----------      -------        ------
From capital transactions:
 Net premiums .............................................     624,199      525,446       440,252
 Loan interest ............................................         113       (1,809)           50
 Transfers (to) from the general account of Life of
  Virginia: ...............................................
  Death benefits ..........................................        (826)          --          (155)
  Surrenders ..............................................    (129,710)     (39,796)      (55,525)
  Loans ...................................................     (41,049)      (7,351)       (9,797)
  Cost of insurance and administrative expense
    (note 3) ..............................................    (220,183)    (186,650)     (128,435)
  Transfer gain (loss) and transfer fees ..................      18,812       45,321         5,450
 Transfers (to) from the Guarantee Account ................          --           --            --
 Interfund transfers ......................................    (391,359)     436,211       161,707
                                                             ----------     --------      --------
    Increase (decrease) in net assets from capital
     transactions .........................................    (140,003)     771,372       413,547
                                                             ----------     --------      --------
Increase in net assets ....................................     506,814      942,133       459,638
Net assets at beginning of period .........................   2,025,192    1,083,059       623,421
                                                             ----------    ---------      --------
Net assets at end of period ...............................  $2,532,006    2,025,192     1,083,059
                                                             ==========    =========     =========



                                                                       JANUS ASPEN SERIES
                                                                        GROWTH PORTFOLIO
                                                            ----------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                                 1998         1997          1996
                                                            ------------- ------------ -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ..........................   $ 129,924       35,936        16,388
 Net realized gain ........................................     115,203       94,811        21,606
 Unrealized appreciation (depreciation) on investments.....     576,941      155,268        67,602
                                                                -------      -------        ------
    Increase in net assets from operations ................     822,068      286,015       105,596
                                                                -------      -------       -------
From capital transactions:
 Net premiums .............................................     731,597      531,252       350,437
 Loan interest ............................................         114          514            59
 Transfers (to) from the general account of Life of
  Virginia: ...............................................
  Death benefits ..........................................        (857)          --          (151)
  Surrenders ..............................................    (112,392)     (19,282)      (67,362)
  Loans ...................................................      (5,077)     (17,285)       (5,035)
  Cost of insurance and administrative expense
    (note 3) ..............................................    (247,297)    (173,865)      (88,814)
  Transfer gain (loss) and transfer fees ..................         537        8,623         5,548
 Transfers (to) from the Guarantee Account ................          --           --            --
 Interfund transfers ......................................     208,382      231,416       454,994
                                                               --------     --------       -------
    Increase (decrease) in net assets from capital
     transactions .........................................     575,007      561,373       649,676
                                                               --------     --------       -------
Increase in net assets ....................................   1,397,075      847,388       755,272
Net assets at beginning of period .........................   1,960,998    1,113,610       358,338
                                                              ---------    ---------       -------
Net assets at end of period ...............................  $3,358,073    1,960,998     1,113,610
                                                              =========    =========     =========


                                                                               JANUS ASPEN SERIES
                                                                           WORLDWIDE GROWTH PORTFOLIO
                                                                     ---------------------------------------
                                                                             YEAR ENDED DECEMBER 31,
                                                                          1998         1997         1996
                                                                     ------------- ------------ ------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ...................................  $  124,570       19,700       11,083
 Net realized gain .................................................     233,014       89,852      102,324
 Unrealized appreciation (depreciation) on investments .............     623,292      251,916       66,974
                                                                      ----------      -------      -------
    Increase in net assets from operations .........................     980,876      361,468      180,381
                                                                      ----------      -------      -------
From capital transactions:
 Net premiums ......................................................   1,375,973      822,511      381,650
 Loan interest .....................................................        (462)         740          270
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ...................................................      (1,493)          --           --
  Surrenders .......................................................    (169,492)     (35,503)     (40,322)
  Loans ............................................................     (55,021)     (11,414)     (19,483)
  Cost of insurance and administrative expense (note 3) ............    (464,790)    (279,525)    (115,529)
  Transfer gain (loss) and transfer fees ...........................         552        3,261        8,504
 Transfers (to) from the Guarantee Account .........................        (100)          --           --
 Interfund transfers ...............................................     355,363      795,994      610,432
                                                                      ----------     --------     --------
    Increase (decrease) in net assets from capital transactions ....   1,040,530    1,296,064      825,522
                                                                      ----------    ---------     --------
Increase in net assets .............................................   2,021,406    1,657,532    1,005,903
Net assets at beginning of period ..................................   3,078,819    1,421,287      415,384
                                                                      ----------    ---------    ---------
Net assets at end of period ........................................  $5,100,225    3,078,819    1,421,287
                                                                      ==========    =========    =========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                      JANUS ASPEN SERIES (CONTINUED)
                                                                            BALANCED PORTFOLIO
                                                                  ---------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
                                                                       1998          1997        1996
                                                                  -------------- ----------- ------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ................................   $   36,384       9,947        2,566
 Net realized gain ..............................................       24,529       8,229        2,098
 Unrealized appreciation (depreciation) on investments ..........      216,533      41,009       14,575
                                                                    ----------      ------       ------
    Increase in net assets from operations ......................      277,446      59,185       19,239
                                                                    ----------      ------       ------
From capital transactions:
 Net premiums ...................................................      389,374      73,161       19,054
 Loan interest ..................................................          (51)          6           --
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ................................................           --          --           --
  Surrenders ....................................................       (8,613)     (6,904)          --
  Loans .........................................................      (17,190)       (577)          --
  Cost of insurance (note 3) ....................................     (100,651)    (31,146)     (11,055)
  Transfer gain (loss) and transfer fees ........................        3,680         305        1,193
 Interfund transfers ............................................      143,125     369,258       63,919
                                                                    ----------     -------      -------
    Increase in net assets from capital transactions ............      409,674     404,103       73,111
                                                                    ----------     -------      -------
Increase in net assets ..........................................      687,120     463,288       92,350
Net assets at beginning of period ...............................      632,064     168,776       76,426
                                                                    ----------     -------      -------
Net assets at end of period .....................................   $1,319,184     632,064      168,776
                                                                    ==========     =======      =======



                                                                    JANUS ASPEN SERIES (CONTINUED)
                                                                      FLEXIBLE INCOME PORTFOLIO
                                                                  ----------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                                                      1998         1997       1996
                                                                  ------------ ------------ --------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ................................     $4,036        3,252      507
 Net realized gain ..............................................      1,687          305       13
 Unrealized appreciation (depreciation) on investments ..........        (74)          72       83
                                                                       -----        -----      ---
    Increase in net assets from operations ......................      5,649        3,629      603
                                                                       -----        -----      ---
From capital transactions:
 Net premiums ...................................................     44,607       40,176    3,048
 Loan interest ..................................................         --           --       --
 Transfers (to) from the general account of Life of Virginia:
  Death benefits ................................................     (1,195)          --       --
  Surrenders ....................................................       (908)          --       --
  Loans .........................................................         --           --       --
  Cost of insurance (note 3) ....................................    (16,727)     (10,448)    (840)
  Transfer gain (loss) and transfer fees ........................       (213)         271        1
 Interfund transfers ............................................     (2,619)      28,139    6,026
                                                                     -------      -------    -----
    Increase in net assets from capital transactions ............     22,945       58,138    8,235
                                                                     -------      -------    -----
Increase in net assets ..........................................     28,594       61,767    8,838
Net assets at beginning of period ...............................     70,650        8,883       45
                                                                     -------      -------    -----
Net assets at end of period .....................................    $99,244       70,650    8,883
                                                                     =======      =======    =====


                                                                                JANUS ASPEN SERIES (CONTINUED)
                                                             --------------------------------------------------------------------
                                                                                                         CAPITAL APPRECIATION
                                                                 INTERNATIONAL GROWTH PORTFOLIO               PORTFOLIO
                                                             --------------------------------------- ----------------------------
                                                                                        PERIOD FROM                  PERIOD FROM
                                                                                          JULY 9,                      MAY 21,
                                                                                          1996 TO      YEAR ENDED      1997 TO
                                                             YEAR ENDED DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                 1998        1997          1996           1998           1997
                                                             ----------- ------------ -------------- -------------- -------------
Increase (decrease) in net assets
From operations:
 Net investment income (expense) ...........................  $   8,665         274           96          (1,219)          (7)
 Net realized gain .........................................     40,482       5,037          152          28,363          106
 Unrealized appreciation (depreciation) on investments .....     16,463      16,037        1,040          45,429          697
                                                              ---------      ------        -----          ------        -----
    Increase in net assets from operations .................     65,610      21,348        1,288          72,573          796
                                                              ---------      ------        -----          ------        -----
From capital transactions:
 Net premiums ..............................................    375,304     137,587       19,750         106,588        1,504
 Loan interest .............................................          8           7           --             300           --
 Transfers (to) from the general account of Life of
  Virginia:
  Death benefits ...........................................       (645)         --           --              --           --
  Surrenders ...............................................    (19,180)     (3,539)          --            (374)          --
  Loans ....................................................       (432)       (462)          --              --           --
  Cost of insurance (note 3) ...............................    (76,148)    (30,132)      (1,705)        (25,927)      (1,135)
  Transfer gain (loss) and transfer fees ...................      2,743       1,187          (43)         (8,962)           4
 Interfund transfers .......................................    168,918     140,874       34,648          79,406        7,451
                                                              ---------     -------       ------         -------      --------
  Increase in net assets from capital transactions .........    450,568     245,522       52,650         151,031        7,824
                                                              ---------     -------       ------         -------      --------
Increase in net assets .....................................    516,178     266,870       53,938         223,604        8,620
Net assets at beginning of period ..........................    320,808      53,938           --           8,620           --
                                                              ---------     -------       ------         -------      --------
Net assets at end of period ................................  $ 836,986     320,808       53,938         232,224        8,620
                                                              =========     =======       ======         =======      ========

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                               DECEMBER 31, 1998



                                                                          GOLDMAN SACHS          SALOMON BROTHERS
                                                                       VARIABLE INSURANCE        VARIABLE SERIES
                                                                           TRUST FUND                BROTHERS
                                                                  ----------------------------- -----------------
                                                                    GROWTH AND       MID CAP
                                                                      IMCOME         EQUITY         INVESTORS
                                                                       FUND           FUND             FUND
                                                                  -------------- -------------- -----------------
                                                                    PERIOD FROM    PERIOD FROM     PERIOD FROM
                                                                    OCTOBER 1,     AUGUTST 28,     DECEMBER 8,
                                                                      1998 TO        1998 TO         1998 TO
                                                                   DECEMBER 31,   DECEMBER 31,     DECEMBER 31,
                                                                       1998           1998             1998
                                                                  -------------- -------------- -----------------
Increase in net assets
From operations:
 Net investment income ..........................................    $   76             291               5
 Net realized gain ..............................................       120           3,047              --
 Unrealized appreciation on investments .........................       496           2,320              53
                                                                     -------          -----              --
    Increase in net assets from operations ......................       692           5,658              58
                                                                     -------          -----              --
From capital transactions:
 Net premiums ...................................................     9,253           6,190              --
 Loan interest ..................................................        --              --              --
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ...............................................        --              --              --
   Surrenders ...................................................        --              --              --
   Loans ........................................................        --              --              --
   Cost of insurance (note 3) ...................................      (294)         (1,091)             --
   Transfer gain (loss) and transfer fees .......................          (2)       (3,036)             --
 Interfund transfers ............................................       784          85,487           1,472
                                                                     --------        ------           -----
    Increase in net assets from capital transactions ............     9,741          87,550           1,472
                                                                     --------        ------           -----
Increase in net assets ..........................................    10,433          93,208           1,530
Net assets at beginning of period ...............................        --              --              --
                                                                     --------        ------           -----
Net assets at end of period .....................................    $10,433         93,208           1,530
                                                                     ========        ======           =====

                See accompanying notes to financial statements.

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                         NOTES TO FINANCIAL STATEMENTS


                               DECEMBER 31, 1998


(1) DESCRIPTION OF ENTITY

     Life of Virginia Separate Account II (the Account) is a separate investment account established in 1986 by The Life Insurance Company of Virginia (Life of Virginia) under the laws of the Commonwealth of Virginia. The Account operates as a unit investment trust under the Investment Company Act of 1940. The Account is used to fund certain benefits for flexible premium variable life insurance policies issued by Life of Virginia. The Life Insurance Company of Virginia is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. Eighty percent of the capital stock of Life of Virginia is owned by General Electric Capital Assurance Company. The remaining 20% is owned by GE Financial Assurance Holdings, Inc. General Electric Capital Assurance Company and GE Financial Assurance Holdings, Inc. are indirect, wholly-owned subsidiaries of General Electric Capital Company ("GE Capital"). GE Capital, a diversified financial services company, is a wholly-owned subsidiary of General Electric Company
(GE), a New York corporation. Prior to April 1, 1996, Life of Virginia was an indirect wholly-owned subsidiary of Aon Corporation (Aon).

     In October 1998, three new investment subdivisions were added to the Account for both Type I and Type II policies (see note 2). The Investors Fund, Strategic Bond Fund, and the Total Return Fund each invest solely in a designated portfolio of the Salomon Brothers Variable Series Fund. All designated portfolios described above are series type mutual funds. There were no amounts issued in either the Strategic Bond or Total Return Funds during 1998.

     In May 1998, three new investment subdivisions were added to the Account, for both Type I and Type II policies. The U.S. Equity Fund invests solely in a designated portfolio of the GE Investments Funds, Inc. The Mid Cap Equity and Growth and Income Funds each invest solely in a designated portfolio of the Goldman Sachs Variable Insurance Trust Fund. All designated portfolios described above are series type mutual funds.

     In May 1997, seven new investment subdivisions were added to the Account. The Growth & Income Portfolio and Growth Opportunities Portfolio each invest solely in a designated portfolio of the Variable Insurance Products Fund III. The Global Income Fund and the Value Equity Fund each invest solely in a designated portfolio of the GE Investments Funds, Inc. The Capital Appreciation Portfolio invests solely in a designated portfolio of the Janus Aspen Series. The Growth II Portfolio and the Large Cap Growth Portfolio each invest solely in a designated portfolio of the PBHG Insurance Series Fund. All designated portfolios described above are series type mutual funds.

     On December 12, 1997, the Account added the GE Investments Funds, Inc. -- Income Fund as a new investment subdivision and made the following substitutions of shares held by the investment subdivisions:



   BEFORE THE SUBSTITUTION                                 AFTER THE SUBSTITUTION
   Shares of Money Market Portfolio -- Variable            Shares of Money Market Fund -- GE Investments
   Insurance Products Fund                                 Funds, Inc.
   Shares of Money Fund -- Oppenheimer Variable            Shares of Money Market Fund -- GE Investments
   Account Funds                                           Funds, Inc.
   Shares of Government Securities Fund -- GE              Shares of Income Fund -- GE Investments Funds,
   Investments Funds, Inc.                                 Inc.
   Shares of Bond Portfolio -- Neuberger & Berman          Shares of Income Fund -- GE Investments Funds,
   Advisers Management Trust                               Inc.
   Shares of High Income Portfolio -- Variable             Shares of High Income Fund -- Oppenheimer
   Insurance Products Fund                                 Variable Account Funds
   Shares of Growth Portfolio -- Neuberger & Berman        Shares of Growth Portfolio Fund -- Variable
   Advisers Management Trust                               Insurance Products Fund
   Shares of Balanced Portfolio -- Neuberger &             Shares of Balanced Portfolio -- Janus Aspen Series
   Berman Advisers Management Trust

     The foregoing substitutions were carried out pursuant to an order of the Securities and Exchange Commission (Commission) issued on December 11, 1997, with the approval of any necessary department of insurance. The effect of such a share substitution was to replace certain portfolios of Variable Insurance Products Fund, Oppenheimer Variable Account Funds, GE Investments Funds, Inc., and Neuberger & Berman Advisers Management Trust with those of GE Investments Funds, Inc., Oppenheimer Variable Account Funds, Variable Insurance Products Fund, and Janus Aspen Series.

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(1) DESCRIPTION OF ENTITY -- Continued

     In May 1996, two new investment subdivisions were added to the Account. One of these subdivisions, the International Growth Portfolio, invests solely in a designated portfolio of the Janus Aspen Series, a series type mutual fund. The other new subdivision, the American Leaders Fund II, invests solely in a designated portfolio of the Federated Investors Insurance Series, a series type mutual fund.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     (A) UNIT CLASS

     There are two unit classes included in the Account. Type I units are sold under policy form P1096. Type II units are sold under policy form P1250. Type II unit sales began in the first half of 1998.


     (B) INVESTMENTS

     Investments are stated at fair value which is based on the underlying net asset value per share of the respective portfolios or funds. Purchases and sales of investments are recorded on the trade date and income distributions are recorded on the ex-dividend date. Realized gains and losses on investments are determined on the average cost basis. The units and unit values are disclosed as of the last business day in the applicable year or period.

     The aggregate cost of the investments acquired and the aggregate proceeds of investments sold, for the year or period ended December 31, 1998, were:



                                          COST OF        PROCEEDS
                                           SHARES          FROM
FUND/PORTFOLIO                            ACQUIRED      SHARES SOLD
------------------------------------   -------------   ------------
GE Investments Funds, Inc.:
 S&P 500 Index .....................    $ 3,001,928      1,950,617
 Money Market ......................     20,447,560     18,763,023
 Total Return ......................      1,526,036      1,126,013
 International Equity ..............         59,529         26,632
 Real Estate Securities ............        413,138        190,221
 Global Income .....................         77,882         54,911
 Value Equity ......................        233,238         44,064
 Income ............................        143,810         96,065
 U.S. Equity .......................         49,918          2,396
Oppenheimer Variable Account Funds:
 Bond ..............................        254,506        105,950
 Capital Appreciation ..............      1,499,751      1,136,187
 Growth ............................      1,185,556        589,091
 High Income .......................        724,376        437,362
 Multiple Strategies ...............        319,140        138,265
Variable Insurance Products Fund:
 Equity-Income .....................      2,782,789      1,747,261
 Growth ............................      9,144,085      7,631,479
 Overseas ..........................      1,372,610      1,151,585
Variable Insurance Products Fund II:
 Asset Manager .....................      1,141,340        756,012
 Contrafund ........................      3,136,522      2,123,389

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                             COST OF       PROCEEDS
                                             SHARES          FROM
FUND/PORTFOLIO                              ACQUIRED      SHARES SOLD
---------------------------------------   ------------   ------------
Variable Insurance Products Fund III:
 Growth & Income ......................    $  346,986        57,187
 Growth Opportunities .................       263,696        85,715
Federated Insurance Series:
 Utility Fund II ......................       102,720        41,553
 High Income Bond Fund II .............       139,424        70,243
 American Leaders Fund II .............       363,976       113,117
The Alger American Fund:
 Small Cap ............................       799,877       451,283
 Growth ...............................     1,040,147       425,372
PBHG Insurance Series Fund, Inc.:
 PBHG Large Cap Growth ................        75,194        38,532
 PBHG Growth II .......................        76,900        35,458
Janus Aspen Series:
 Aggressive Growth ....................     2,561,005     2,643,692
 Growth ...............................     1,411,018       696,272
 Worldwide Growth .....................     2,664,473     1,479,862
 Balanced .............................       663,282       238,577
 Flexible Income ......................       110,072        82,610
 International Growth .................     1,537,601     1,073,024
 Capital Appreciation .................     4,295,560     4,141,652
Goldman Sachs Variable Insurance Trust:
 Growth and Income ....................        10,132           306
 Mid Cap Equity .......................        92,136         4,257
Salomon Brothers Variable Series Fund:
 Investors Fund .......................         1,472            --

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued


     (C) CAPITAL TRANSACTIONS

     The increase (decrease) in outstanding units from capital transactions for the years or periods ended December 31, 1998, 1997 and 1996 are as follows:



                                                              GE INVESTMENTS FUNDS, INC.
                                                              --------------------------
                                                                 S&P 500      GOVERMENT
                                                                  INDEX      SECURITIES
                                                                   FUND         FUND
                                                              ------------- ------------
Type I Units:
Units outstanding at December 31, 1995 ......................    41,652         17,289
                                                                 ------         ------
 Net premiums ...............................................    10,935          2,279
 Loan interest ..............................................       (16)            54
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ...........................................       (69)            --
   Surrenders ...............................................      (540)          (193)
   Loans ....................................................      (578)          (141)
   Cost of insurance and administrative expenses ............    (5,615)        (1,444)
 Interfund transfers ........................................    10,270         (1,161)
                                                                 ------         ------
Net increase (decrease) in units from capital transactions ..    14,387           (606)
                                                                 ------         ------
Units outstanding at December 31, 1996 ......................    56,039         16,683
                                                                 ------         ------
 Net premiums ...............................................    12,804          1,856
 Loan interest ..............................................       (69)            15
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ...........................................    (3,774)            --
   Surrenders ...............................................      (734)          (782)
   Loans ....................................................      (328)          (210)
   Cost of insurance and administrative expenses ............    (6,083)        (1,174)
 Interfund transfers ........................................    24,623        (16,388)
                                                                 ------        -------
Net increase (decrease) in units from capital transactions ..    26,439        (16,683)
                                                                 ------        -------
Units outstanding at December 31, 1997 ......................    82,478             --
                                                                 ------        -------
 Net premiums ...............................................     9,623             --
 Loan interest ..............................................        (7)            --
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ...........................................        --             --
   Surrenders ...............................................        23             --
   Loans ....................................................      (301)            --
   Cost of insurance and administrative expenses ............    (4,258)            --
 Transfers (to) from the Guarantee Account ..................        --             --
 Interfund transfers ........................................    (1,774)            --
                                                                 --------      -------
Net increase (decrease) in units from capital transactions ..     3,306             --
                                                                 --------      -------
Units outstanding at December 31, 1998 ......................    85,784             --
                                                                 ========      =======



                                                                      GE INVESTMENTS FUNDS, INC.
                                                              ------------------------------------------
                                                                  MONEY         TOTAL      INTERNATIONAL
                                                                 MARKET        RETURN         EQUITY
                                                                  FUND          FUND           FUND
                                                              ------------ -------------- --------------
Type I Units:
Units outstanding at December 31, 1995 ......................     94,411      129,923           884
                                                                  ------      -------           ---
 Net premiums ...............................................    364,289        5,129         1,663
 Loan interest ..............................................       (119)          (6)            1
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ...........................................        (84)        (904)           --
   Surrenders ...............................................       (456)        (503)         (124)
   Loans ....................................................     (3,851)        (249)          (20)
   Cost of insurance and administrative expenses ............    (16,666)     (12,173)         (276)
 Interfund transfers ........................................   (282,823)       4,475           908
                                                                --------      ---------       -----
Net increase (decrease) in units from capital transactions ..     60,290       (4,231)        2,152
                                                                --------      ---------       -----
Units outstanding at December 31, 1996 ......................    154,701      125,692         3,036
                                                                --------      ---------       -----
 Net premiums ...............................................    229,013        6,095         1,752
 Loan interest ..............................................       (196)         (11)           --
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ...........................................     (1,005)        (267)           --
   Surrenders ...............................................       (671)        (523)          (68)
   Loans ....................................................       (330)        (137)          (22)
   Cost of insurance and administrative expenses ............    (17,924)     (12,827)         (414)
 Interfund transfers ........................................   (224,564)        (101)        1,666
                                                                --------      ---------       -----
Net increase (decrease) in units from capital transactions ..    (15,677)      (7,771)        2,914
                                                                --------      ---------       -----
Units outstanding at December 31, 1997 ......................    139,024      117,921         5,950
                                                                --------      ---------       -----
 Net premiums ...............................................    112,037        5,873         1,468
 Loan interest ..............................................        153          (10)           --
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ...........................................        (73)        (662)           --
   Surrenders ...............................................     (7,598)        (498)          (35)
   Loans ....................................................     (5,530)        (263)          (51)
   Cost of insurance and administrative expenses ............    (16,515)     (11,632)         (660)
 Transfers (to) from the Guarantee Account ..................         --           --            --
 Interfund transfers ........................................   (103,800)        (210)          740
                                                                --------      ---------       -----
Net increase (decrease) in units from capital transactions ..    (21,326)      (7,402)        1,462
                                                                --------      ---------       -----
Units outstanding at December 31, 1998 ......................    117,698      110,519         7,412
                                                                ========      =========       =====

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                                                     GE INVESTMENTS FUNDS, INC.
                                                                     -----------------------------------------------------------
                                                                      REAL ESTATE    GLOBAL    VALUE
                                                                       SECURITIES    INCOME    EQUITY     INCOME     U.S. EQUITY
                                                                          FUND        FUND      FUND       FUND         FUND
                                                                     ------------- --------- --------- ------------ ------------
Type I Units:
Units outstanding at December 31, 1995 .............................         35         --        --         --           --
                                                                             --         --        --         --           --
 Net premiums ......................................................      1,148         --        --         --           --
 Loan interest .....................................................         --         --        --         --           --
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ..................................................         --         --        --         --           --
   Surrenders ......................................................        (26)        --        --         --           --
   Loans ...........................................................         --         --        --         --           --
   Cost of insurance and administrative expenses ...................       (142)        --        --         --           --
 Interfund transfers ...............................................        903         --        --         --           --
                                                                          -----         --        --         --           --
Net increase (decrease) in units from capital transactions .........      1,883         --        --         --           --
                                                                          -----         --        --         --           --
Units outstanding at December 31, 1996 .............................      1,918         --        --         --           --
                                                                          -----         --        --         --           --
 Net premiums ......................................................      4,672        128       444         74           --
 Loan interest .....................................................         --         --        --          1           --
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ..................................................         --         --        --         --           --
   Surrenders ......................................................        (41)        --        --         --           --
   Loans ...........................................................        (51)       (24)       --         --           --
   Cost of insurance and administrative expenses ...................     (1,046)       (37)      (77)      (166)          --
 Interfund transfers ...............................................      5,271        829       661     37,858           --
                                                                         ------        ---       ---     -------          --
Net increase (decrease) in units from capital transactions .........      8,805        896     1,028     37,767           --
                                                                         ------        ---     -----     -------          --
Units outstanding at December 31, 1997 .............................     10,723        896     1,028     37,767           --
                                                                         ------        ---     -----     -------          --
 Net premiums ......................................................      8,323      1,593     2,656      5,943           30
 Loan interest .....................................................         --         --         3         (7)          --
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ..................................................         --         --        --         --           --
   Surrenders ......................................................       (201)        --      (211)    (2,891)          --
   Loans ...........................................................        (37)        --       (84)       (66)          --
   Cost of insurance and administrative expenses ...................     (2,557)      (464)     (648)    (3,205)         (22)
 Transfers (to) from the Guarantee Account .........................         --         --        --         --           --
 Interfund transfers ...............................................      1,263        985     2,342      2,659           10
                                                                         ------      -----     -----     --------        ---
Net increase (decrease) in units from capital transactions .........      6,791      2,114     4,058      2,433           18
                                                                         ------      -----     -----     --------        ---
Units outstanding at December 31, 1998 .............................     17,514      3,010     5,086     40,200           18
                                                                         ======      =====     =====     ========        ===

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                             OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                                           ---------------------------------------
                                                                                       CAPITAL
                                                             MONEY        BOND       APPRECIATION
                                                              FUND        FUND           FUND
                                                           --------- ------------- ---------------
Type I Units:
Units outstanding at December 31, 1995 ...................     806       9,633         49,118
                                                               ---       -----         --------
 Net premiums ............................................      --       4,046          8,958
 Loan interest ...........................................      --          --             --
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................      --          --             --
   Surrenders ............................................      --        (241)          (759)
   Loans .................................................      --        (100)            --
   Cost of insurance and administrative expenses .........     (66)     (1,736)        (4,613)
 Interfund transfers .....................................    (695)      1,453         11,095
                                                              ----      ------         --------
Net increase (decrease) in units from capital
 transactions ............................................    (761)      3,422         14,681
                                                              ----      ------         --------
Units outstanding at December 31, 1996 ...................      45      13,055         63,799
                                                              ----      ------         --------
 Net premiums ............................................       6        (539)        20,919
 Loan interest ...........................................      --          --              8
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................      --          --             (8)
   Surrenders ............................................      --         167         (1,104)
   Loans .................................................      --          19         (1,014)
   Cost of insurance and administrative expenses .........     (12)        221         (8,094)
 Interfund transfers .....................................     (39)        114          1,620
                                                              ----      ------         --------
Net increase (decrease) in units from capital
 transactions ............................................     (45)        (18)        12,327
                                                              ----      ------         --------
Units outstanding at December 31, 1997 ...................      --      13,037         76,126
                                                              ----      ------         --------
 Net premiums ............................................      --       4,915         23,331
 Loan interest ...........................................      --          (2)             5
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................      --          --             --
   Surrenders ............................................      --        (776)        (4,257)
   Loans .................................................      --         (59)        (1,894)
   Cost of insurance and administrative expenses .........      --      (1,448)       (10,077)
 Transfers (to) from the Guarantee Account ...............      --          --             (8)
 Interfund transfers .....................................      --       1,572         (2,098)
                                                              ----      --------      ---------
Net increase (decrease) in units from capital
 transactions ............................................      --       4,202          5,002
                                                              ----      --------      ---------
Units outstanding at December 31, 1998 ...................      --      17,239         81,128
                                                              ====      ========      =========



                                                               OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                                           -------------------------------------------
                                                                               HIGH         MULTIPLE
                                                               GROWTH         INCOME       STRATEGIES
                                                                FUND           FUND           FUND
                                                           -------------- -------------- -------------
Type I Units:
Units outstanding at December 31, 1995 ...................    30,329         23,001         24,621
                                                              --------       --------       --------
 Net premiums ............................................    16,813          6,706          5,628
 Loan interest ...........................................        (5)            (3)            (1)
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................        --            (85)          (805)
   Surrenders ............................................    (3,514)          (393)        (8,467)
   Loans .................................................      (230)          (468)           (34)
   Cost of insurance and administrative expenses .........    (6,622)        (2,322)        (2,303)
 Interfund transfers .....................................     7,391          5,754          4,012
                                                              --------       --------       --------
Net increase (decrease) in units from capital
 transactions ............................................    13,833          9,189         (1,970)
                                                              --------       --------       --------
Units outstanding at December 31, 1996 ...................    44,162         32,190         22,651
                                                              --------       --------       --------
 Net premiums ............................................    11,890         10,966          3,690
 Loan interest ...........................................       (14)            --             (4)
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................        --             --             --
   Surrenders ............................................    (1,783)          (595)        (1,437)
   Loans .................................................      (327)          (766)          (139)
   Cost of insurance and administrative expenses .........    (4,561)        (4,949)        (1,822)
 Interfund transfers .....................................     4,663         11,197           (378)
                                                              --------       --------       --------
Net increase (decrease) in units from capital
 transactions ............................................     9,868         15,853            (90)
                                                              --------       --------       --------
Units outstanding at December 31, 1997 ...................    54,030         48,043         22,561
                                                              --------       --------       --------
 Net premiums ............................................    12,058         11,931          5,523
 Loan interest ...........................................        (8)            (9)            (5)
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................        --            (88)            --
   Surrenders ............................................    (2,931)        (2,666)          (277)
   Loans .................................................      (232)          (483)          (320)
   Cost of insurance and administrative expenses .........    (5,205)        (5,457)        (2,167)
 Transfers (to) from the Guarantee Account ...............        --             --             --
 Interfund transfers .....................................     1,707          1,100           (457)
                                                              --------       --------       --------
Net increase (decrease) in units from capital
 transactions ............................................     5,389          4,328          2,297
                                                              --------       --------       --------
Units outstanding at December 31, 1998 ...................    59,419         52,371         24,858
                                                              ========       ========       ========

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                                      VARIABLE INSURANCE PRODUCTS
                                                                                 FUND
                                                                     -----------------------------
                                                                          MONEY          HIGH
                                                                         MARKET         INCOME
                                                                        PORTFOLIO      PORTFOLIO
                                                                     -------------- --------------
Type I Units:
Units outstanding at December 31, 1995 .............................     29,874        12,687
                                                                         -------       --------
 Net premiums ......................................................        127            --
 Loan interest .....................................................         (1)           (1)
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ..................................................         --            --
   Surrenders ......................................................     (1,370)       (1,514)
   Loans ...........................................................        (86)         (103)
   Cost of insurance and administrative expenses ...................     (2,125)       (1,273)
 Interfund transfers ...............................................     (6,185)       (1,435)
                                                                         --------      --------
Net increase (decrease) in units from capital transactions .........     (9,640)       (4,326)
                                                                         --------      --------
Units outstanding at December 31, 1996 .............................     20,234         8,361
                                                                         --------      --------
 Net premiums ......................................................         --             6
 Loan interest .....................................................         (2)           (1)
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ..................................................         --            --
   Surrenders ......................................................         --           (83)
   Loans ...........................................................        (67)          (56)
   Cost of insurance and administrative expenses ...................     (1,113)         (571)
 Interfund transfers ...............................................    (19,052)       (7,656)
                                                                        ---------      --------
Net increase (decrease) in units from capital transactions .........    (20,234)       (8,361)
                                                                        ---------      --------
Units outstanding at December 31, 1997 .............................         --            --
                                                                        ---------      --------
 Net premiums ......................................................         --            --
 Loan interest .....................................................         --            --
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ..................................................         --            --
   Surrenders ......................................................         --            --
   Loans ...........................................................         --            --
   Cost of insurance and administrative expenses ...................         --            --
 Transfers (to) from the Guarantee Account .........................         --            --
 Interfund transfers ...............................................         --            --
                                                                        ---------      --------
Net increase (decrease) in units from capital transactions .........         --            --
                                                                        ---------      --------
Units outstanding at December 31, 1998 .............................         --            --
                                                                        =========      ========



                                                                          VARIABLE INSURANCE PRODUCTS FUND
                                                                     ------------------------------------------
                                                                         EQUITY-
                                                                          INCOME        GROWTH      OVERSEAS
                                                                        PORTFOLIO     PORTFOLIO     PORTFOLIO
                                                                     --------------- ----------- --------------
Type I Units:
Units outstanding at December 31, 1995 .............................     64,967         97,450       73,566
                                                                         --------       ------       ------
 Net premiums ......................................................     31,658         34,244       23,922
 Loan interest .....................................................         (2)           (18)          (1)
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ..................................................       (758)          (919)        (191)
   Surrenders ......................................................     (4,129)        (6,625)      (3,997)
   Loans ...........................................................       (445)        (2,672)      (1,554)
   Cost of insurance and administrative expenses ...................    (11,544)       (15,468)     (10,492)
 Interfund transfers ...............................................     22,081         (2,890)        (155)
                                                                        ---------      -------      ---------
Net increase (decrease) in units from capital transactions .........     36,861          5,652        7,532
                                                                        ---------      -------      ---------
Units outstanding at December 31, 1996 .............................    101,828        103,102       81,098
                                                                        ---------      -------      ---------
 Net premiums ......................................................     30,443         27,236       14,830
 Loan interest .....................................................         17            (20)         (27)
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ..................................................         (8)          (320)         (11)
   Surrenders ......................................................     (2,046)        (3,071)      (3,198)
   Loans ...........................................................     (1,200)        (2,624)      (1,198)
   Cost of insurance and administrative expenses ...................    (13,023)       (12,010)      (7,354)
 Interfund transfers ...............................................     18,157          3,258      (11,825)
                                                                        ---------      -------      ---------
Net increase (decrease) in units from capital transactions .........     32,340         12,449       (8,783)
                                                                        ---------      -------      ---------
Units outstanding at December 31, 1997 .............................    134,168        115,551       72,315
                                                                        ---------      -------      ---------
 Net premiums ......................................................     33,122         17,733       14,458
 Loan interest .....................................................        (16)           (69)         (49)
 Transfers (to) from the general account of Life of Virginia:
   Death benefits ..................................................       (107)           (39)          --
   Surrenders ......................................................     (7,257)        (5,525)      (3,976)
   Loans ...........................................................     (1,208)        (1,226)        (438)
   Cost of insurance and administrative expenses ...................    (15,042)        (9,854)      (7,205)
 Transfers (to) from the Guarantee Account .........................         --             --           --
 Interfund transfers ...............................................        477         13,237          250
                                                                        ---------      -------      ---------
Net increase (decrease) in units from capital transactions .........      9,969         14,257        3,040
                                                                        ---------      -------      ---------
Units outstanding at December 31, 1998 .............................    144,137        129,808       75,355
                                                                        =========      =======      =========

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                                                                                    ADVISERS
                                                           VARIABLE INSURANCE            VARIABLE INSURANCE        MANAGEMENT
                                                            PRODUCTS FUND II              PRODUCTS FUND III          TRUST
                                                     ------------------------------- --------------------------- -------------
                                                          ASSET                        GROWTH &       GROWTH
                                                         MANAGER        CONTRAFUND      INCOME    OPPORTUNITIES     BALANCED
                                                        PORTFOLIO       PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO
                                                     --------------- --------------- ----------- --------------- -------------
Type I Units:
Units outstanding at December 31, 1995 .............    147,342          20,548             --           --         18,119
                                                        ---------        --------           --           --         -------
 Net premiums ......................................     34,545          22,057             --           --             --
 Loan interest .....................................           (2)            7             --           --             --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits ..................................     (1,099)             --             --           --             --
   Surrenders ......................................     (5,334)           (573)            --           --             --
   Loans ...........................................          3            (327)            --           --             --
   Cost of insurance and administrative
    expenses .......................................    (16,972)         (6,094)            --           --         (1,013)
 Interfund transfers ...............................    (22,982)         26,464             --           --         (2,836)
                                                        ---------        --------           --           --         -------
Net increase (decrease) in units from capital
 transactions ......................................    (11,841)         41,534             --           --         (3,849)
                                                        ---------        --------           --           --         -------
Units outstanding at December 31, 1996 .............    135,501          62,082             --           --         14,270
                                                        ---------        --------           --           --         -------
 Net premiums ......................................     30,613          36,387            454          598             17
 Loan interest .....................................        (18)             (8)            --           --             (2)
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits ..................................         --            (320)            --           --             --
   Surrenders ......................................     (5,817)         (5,335)            --           --           (651)
   Loans ...........................................     (1,388)           (781)            --           --            (77)
   Cost of insurance and administrative
    expenses .......................................    (15,641)        (12,219)          (125)        (125)          (597)
 Interfund transfers ...............................     20,449          17,222          3,484        5,332        (12,960)
                                                        ---------       ---------        -----        -----        ---------
Net increase (decrease) in units from capital
 transactions ......................................     28,198          34,946          3,813        5,805        (14,270)
                                                        ---------       ---------        -----        -----        ---------
Units outstanding at December 31, 1997 .............    163,699          97,028          3,813        5,805             --
                                                        ---------       ---------        -----        -----        ---------
 Net premiums ......................................     16,997          30,522          8,879        2,947             --
 Loan interest .....................................         (9)            (26)            --           (2)            --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits ..................................       (155)           (144)            --           --             --
   Surrenders ......................................     (7,043)         (5,242)          (219)          (3)            --
   Loans ...........................................     (1,134)         (1,902)           (19)        (483)            --
   Cost of insurance and administrative
    expenses .......................................    (11,046)        (13,480)        (1,697)      (1,664)            --
 Transfers (to) from the Guarantee Account .........         --              (5)            --           --             --
 Interfund transfers ...............................     (3,207)         13,189          6,067        9,681             --
                                                        ---------       ---------       ------       --------      ---------
Net increase (decrease) in units from capital
 transactions ......................................     (5,597)         22,912         13,011       10,476             --
                                                        ---------       ---------       ------       --------      ---------
Units outstanding at December 31, 1998 .............    158,102         119,940         16,824       16,281             --
                                                        =========       =========       ======       ========      =========

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                                                            FEDERATED INVESTORS
                                                      ADVISERS MANAGEMENT TRUST               INSURANCE SERIES
                                                     ---------------------------- ----------------------------------------
                                                                                    AMERICAN
                                                          BOND          GROWTH       LEADERS    HIGH INCOME     UTILITY
                                                        PORTFOLIO     PORTFOLIO      FUND II      FUND II       FUND II
                                                     -------------- ------------- ------------ ------------- -------------
Type I Units:
Units outstanding at December 31, 1995 .............     7,610         11,178           --            691        5,014
                                                         -------       ------           ---           ---        -----
 Net premiums ......................................        --             --           86          1,470        1,811
 Loan interest .....................................        (4)            --           --             --           --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits ..................................        --           (687)          --             --           --
   Surrenders ......................................        --           (145)          --             --           (4)
   Loans ...........................................      (143)            --           --             --           --
   Cost of insurance and administrative
    expenses .......................................      (290)          (676)          (9)          (297)        (415)
 Interfund transfers ...............................      (815)        (1,078)         128            763           16
                                                         -------       ------          -----        -----        -------
Net increase (decrease) in units from capital
 transactions ......................................    (1,252)        (2,586)         205          1,936        1,408
                                                        --------       ------          -----        -----        -------
Units outstanding at December 31, 1996 .............     6,358          8,592          205          2,627        6,422
                                                        --------       ------          -----        -----        -------
 Net premiums ......................................        --             30        1,922          2,964        3,027
 Loan interest .....................................        --             (6)          --             --           --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits ..................................        --             --           --             --           --
   Surrenders ......................................        (5)          (179)          --             --           --
   Loans ...........................................        --            (60)          --           (219)          --
   Cost of insurance and administrative
    expenses .......................................      (128)          (357)        (260)          (668)        (725)
 Interfund transfers ...............................    (6,225)        (8,020)       1,302          1,484          819
                                                        --------       --------      -------        -----        -------
Net increase (decrease) in units from capital
 transactions ......................................    (6,358)        (8,592)       2,964          3,561        3,121
                                                        --------       --------      -------        -----        -------
Units outstanding at December 31, 1997 .............        --             --        3,169          6,188        9,543
                                                        --------       --------      -------        -----        -------
 Net premiums ......................................        --             --        6,297          3,841        3,173
 Loan interest .....................................        --             --            2              4           --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits ..................................        --             --           --             --           --
   Surrenders ......................................        --             --         (394)          (254)        (121)
   Loans ...........................................        --             --          (69)          (238)         (18)
   Cost of insurance and administrative
    expenses .......................................        --             --       (1,728)        (1,274)      (1,035)
 Transfers (to) from the Guarantee Account .........        --             --           --             --           --
 Interfund transfers ...............................        --             --        6,131            985          (87)
                                                        --------       --------     --------       ------       --------
Net increase (decrease) in units from capital
 transactions ......................................        --             --       10,239          3,064        1,912
                                                        --------       --------     --------       ------       --------
Units outstanding at December 31, 1998 .............        --             --       13,408          9,252       11,455
                                                        ========       ========     ========       ======       ========

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                                                       PBHG INSURANCE
                                                             ALGER AMERICAN FUND         SERIES FUND
                                                           ----------------------- -----------------------
                                                                                    LARGE CAP
                                                            SMALL CAP     GROWTH      GROWTH    GROWTH II
                                                            PORTFOLIO   PORTFOLIO   PORTFOLIO   PORTFOLIO
                                                           ----------- ----------- ----------- -----------
Type I Units:
Units outstanding at December 31, 1995 ...................     3,893       2,410         --          --
                                                               -----       -----         --          --
 Net premiums ............................................    15,849      16,630         --          --
 Loan interest ...........................................      (350)          3         --          --
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................        --          --         --          --
   Surrenders ............................................      (121)       (115)        --          --
   Loans .................................................    (1,411)        (88)        --          --
   Cost of insurance and administrative expenses .........    (3,890)     (3,155)        --          --
 Interfund transfers .....................................    29,422     113,835         --          --
                                                              ------     -------         --          --
Net increase (decrease) in units from capital
 transactions ............................................    39,499     127,110         --          --
                                                              ------     -------         --          --
Units outstanding at December 31, 1996 ...................    43,392     129,520         --          --
                                                              ------     -------         --          --
 Net premiums ............................................    35,801      33,924        391         960
 Loan interest ...........................................       192          58         --          --
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................        --          --         --          --
   Surrenders ............................................      (387)     (1,726)       (16)         --
   Loans .................................................      (467)       (562)        --          --
   Cost of insurance and administrative expenses .........   (10,737)    (10,957)      (122)       (148)
 Interfund transfers .....................................     8,457     (86,458)     2,001       1,160
                                                             -------     -------      -----       -----
Net increase (decrease) in units from capital
 transactions ............................................    32,859     (65,721)     2,254       1,972
                                                             -------     -------      -----       -----
Units outstanding at December 31, 1997 ...................    76,251      63,799      2,254       1,972
                                                             -------     -------      -----       -----
 Net premiums ............................................    32,605      17,385      2,279       1,203
 Loan interest ...........................................         9           5          1          --
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................       (72)        (53)        --          --
   Surrenders ............................................    (2,415)     (8,436)       (57)        (16)
   Loans .................................................    (2,883)        653       (569)         --
   Cost of insurance and administrative expenses .........   (10,216)     (7,880)      (608)       (565)
 Transfers (to) from the Guarantee Account ...............        --          --         --          --
 Interfund transfers .....................................    (4,182)     20,083      1,170         185
                                                             -------     -------      -----       -----
Net increase (decrease) in units from capital
 transactions ............................................    12,846      21,757      2,216         807
                                                             -------     -------      -----       -----
Units outstanding at December 31, 1998 ...................    89,097      85,556      4,470       2,779
                                                             =======     =======      =====       =====



                                                              JANUS ASPEN SERIES
                                                           ------------------------
                                                            AGGRESIVE
                                                              GROWTH      GROWTH
                                                            PORTFOLIO    PORTFOLIO
                                                           ----------- ------------
Type I Units:
Units outstanding at December 31, 1995 ...................    43,113       28,327
                                                              ------       ------
 Net premiums ............................................     7,091       50,232
 Loan interest ...........................................        --            6
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................        --          (18)
   Surrenders ............................................        --       (6,335)
   Loans .................................................        --       (1,118)
   Cost of insurance and administrative expenses .........    (4,114)     (14,654)
 Interfund transfers .....................................    23,785       18,450
                                                              ------      -------
Net increase (decrease) in units from capital
 transactions ............................................    26,762       46,563
                                                              ------      -------
Units outstanding at December 31, 1996 ...................    69,875       74,890
                                                              ------      -------
 Net premiums ............................................    33,956       31,979
 Loan interest ...........................................      (117)          31
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................        --           --
   Surrenders ............................................    (2,572)      (1,161)
   Loans .................................................      (475)      (1,040)
   Cost of insurance and administrative expenses .........   (12,062)     (10,466)
 Interfund transfers .....................................    28,188       13,930
                                                             -------      -------
Net increase (decrease) in units from capital
 transactions ............................................    46,918       33,273
                                                             -------      -------
Units outstanding at December 31, 1997 ...................   116,793      108,163
                                                             -------      -------
 Net premiums ............................................    24,642       27,838
 Loan interest ...........................................         6            6
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................       (43)         (45)
   Surrenders ............................................    (6,780)      (5,890)
   Loans .................................................    (2,146)        (267)
   Cost of insurance and administrative expenses .........   (10,966)     (12,198)
 Transfers (to) from the Guarantee Account ...............        --           --
 Interfund transfers .....................................   (23,977)       9,558
                                                             -------      -------
Net increase (decrease) in units from capital
 transactions ............................................   (19,264)      19,002
                                                             -------      -------
Units outstanding at December 31, 1998 ...................    97,529      127,165
                                                             =======      =======

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued


                                                               JANUS ASPEN SERIES
                                     -----------------------------------------------------------------------
                                                                    FLEXIBLE   INTERNATIONAL      CAPITAL
                                       WORLD WIDE      BALANCED      INCOME        GROWTH      APPRECIATION
                                        PORTFOLIO     PORTFOLIO    PORTFOLIO     PORTFOLIO       PORTFOLIO
                                     -------------- ------------- ----------- --------------- --------------
Type I Units:
Units outstanding at
 December 31, 1995 .................     33,799         7,183             4            --             --
                                         ------         -----             -            --             --
 Net premiums ......................     30,707         3,070           287         1,725             --
 Loan interest .....................          5             2            --            --             --
 Transfers (to) from the
  general account of Life of
  Virginia:
  Death benefits ...................        (13)           --            --            --             --
  Surrenders .......................     (5,903)         (324)           --            --             --
  Loans ............................       (441)         (157)           --            --             --
  Cost of insurance and
    administrative expenses.........     (7,782)         (929)          (79)         (149)            --
 Interfund transfers ...............     39,868         4,910           568         3,026             --
                                         ------         -----           ---         -----             --
Net increase (decrease) in units
 from capital transactions .........     56,441         6,572           776         4,602             --
                                         ------         -----           ---         -----             --
Units outstanding at
 December 31, 1996 .................     90,240        13,755           780         4,602             --
                                         ------        ------           ---         -----             --
 Net premiums ......................     45,089         5,204         3,339        10,507            131
 Loan interest .....................         41            --            --             1             --
 Transfers (to) from the
  general account of Life of
  Virginia:
  Death benefits ...................         --            --            --            --             --
  Surrenders .......................     (1,946)         (491)           --          (270)            --
  Loans ............................       (626)          (41)           --           (35)            --
  Cost of insurance and
    administrative expenses.........    (15,323)       (2,215)         (868)       (2,301)           (99)
 Interfund transfers ...............     43,635        26,265         2,338        10,760            652
                                        -------        ------         -----        ------            ---
Net increase (decrease) in units
 from capital transactions .........     70,870        28,722         4,809        18,662            684
                                        -------        ------         -----        ------            ---
Units outstanding at
 December 31, 1997 .................    161,110        42,477         5,589        23,264            684
                                        -------        ------         -----        ------            ---
 Net premiums ......................     47,797        12,861         2,801         8,858          4,038
 Loan interest .....................        (21)           (3)           --            --             22
 Transfers (to) from the
  general account of Life of
  Virginia:
  Death benefits ...................        (68)           --           (84)          (39)            --
  Surrenders .......................     (7,737)         (520)          (64)       (1,149)           (27)
  Loans ............................     (2,519)       (1,038)           --           (26)            --
  Cost of insurance and
    administrative expenses.........    (20,085)       (5,313)       (1,139)       (3,657)        (1,554)
 Transfers (to) from the
  Guarantee Account ................         (5)           --            --            --             --
 Interfund transfers ...............     11,118         5,127          (291)        3,504          5,052
                                        ---------      --------      ------        ------         ------
Net increase (decrease) in units
 from capital transactions .........     28,480        11,114         1,223         7,491          7,531
                                        ---------      --------      ------        ------         ------
Units outstanding at
 December 31, 1998 .................    189,590        53,591         6,812        30,755          8,215
                                        =========      ========      ======        ======         ======



                                      GOLDMAN SACHS       SALOMON
                                         VARIABLE        BROTHERS
                                        INSURANCE     VARIABLE SERIES
                                        TRUST FUND         FUND
                                     --------------- ----------------
                                          GROWTH
                                        AND INCOME       INVESTORS
                                           FUND            FUND
                                     --------------- ----------------
Type I Units:
Units outstanding at
 December 31, 1995 .................        --               --
                                            --               --
 Net premiums ......................        --               --
 Loan interest .....................        --               --
 Transfers (to) from the
  general account of Life of
  Virginia:
  Death benefits ...................        --               --
  Surrenders .......................        --               --
  Loans ............................        --               --
  Cost of insurance and
    administrative expenses.........        --               --
 Interfund transfers ...............        --               --
                                            --               --
Net increase (decrease) in units
 from capital transactions .........        --               --
                                            --               --
Units outstanding at
 December 31, 1996 .................        --               --
                                            --               --
 Net premiums ......................        --               --
 Loan interest .....................        --               --
 Transfers (to) from the
  general account of Life of
  Virginia:
  Death benefits ...................        --               --
  Surrenders .......................        --               --
  Loans ............................        --               --
  Cost of insurance and
    administrative expenses.........        --               --
 Interfund transfers ...............        --               --
                                            --               --
Net increase (decrease) in units
 from capital transactions .........        --               --
                                            --               --
Units outstanding at
 December 31, 1997 .................        --               --
                                            --               --
 Net premiums ......................        --               --
 Loan interest .....................        --               --
 Transfers (to) from the
  general account of Life of
  Virginia:
  Death benefits ...................        --               --
  Surrenders .......................        --               --
  Loans ............................        --               --
  Cost of insurance and
    administrative expenses.........       (13)              --
 Transfers (to) from the
  Guarantee Account ................        --               --
 Interfund transfers ...............        94              126
                                           ---              ---
Net increase (decrease) in units
 from capital transactions .........        81              126
                                           ---              ---
Units outstanding at
 December 31, 1998 .................        81              126
                                           ===              ===

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                                            GE INVESTMENTS FUNDS, INC.
                                                           -------------------------------------------------------------
                                                             S&P 500     GOVERMENT      MONEY      TOTAL   INTERNATIONAL
                                                              INDEX     SECURITIES     MARKET     RETURN      EQUITY
                                                               FUND        FUND         FUND       FUND        FUND
                                                           ----------- ------------ ------------ -------- --------------
Type II Units:
Units outstanding at December 31, 1997 ...................        --          --            --       --          --
                                                                  --      ------            --       --          --
 Net premiums ............................................    14,211          --       203,673    1,858         444
 Loan interest ...........................................        --          --            --       --          --
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................        --          --            --       --          --
   Surrenders ............................................        --          --            --       --          --
   Loans .................................................        --          --            --       --          --
   Cost of insurance and administrative expenses .........    (1,193)         --        (6,092)    (323)        (44)
 Interfund transfers .....................................     2,066          --       (76,055)   2,682           9
                                                              ------      ------       -------    -----         ---
Net increase in units from capital transactions ..........    15,084          --       121,526    4,217         409
                                                              ------      ------       -------    -----         ---
Units outstanding at December 31, 1998 ...................    15,084          --       121,526    4,217         409
                                                              ======      ======       =======    =====         ===


                                                                                GE INVESTMENTS FUNDS, INC.
                                                             -----------------------------------------------------------------
                                                              REAL ESTATE     GLOBAL        VALUE
                                                               SECURITIES     INCOME       EQUITY       INCOME     U.S. EQUITY
                                                                  FUND         FUND         FUND         FUND         FUND
                                                             -------------   --------   ------------   --------   ------------
Type II Units:
Units outstanding at December 31, 1997 ...................          --           --            --          --          --
                                                                    --       ------        -------     ------         ----
 Net premiums ............................................       4,046          134        5,572           14        3,071
 Loan interest ...........................................          --           --           --           --          --
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................          --           --           --           --          --
   Surrenders ............................................         (16)          --           (6)          --           (8)
   Loans .................................................          --           --           --           --          --
   Cost of insurance and administrative expenses .........        (252)         (24)        (386)         (24)        (203)
 Interfund transfers .....................................       1,224           --        4,923          214        1,879
                                                                 -----       ------        -------     ------        ------
Net increase in units from capital transactions ..........       5,002          110        10,103         204        4,739
                                                                 -----       ------        -------     ------        ------
Units outstanding at December 31, 1998 ...................       5,002          110        10,103         204        4,739
                                                                 =====       ======        =======     ======        ======

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                                          OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                                             -------------------------------------------------------------
                                                                            CAPITAL                   HIGH       MULTIPLE
                                                               BOND      APPRECIATION     GROWTH     INCOME     STRATEGIES
                                                               FUND          FUND          FUND       FUND         FUND
                                                             --------   --------------   --------   --------   -----------
Type II Units:
Units outstanding at December 31, 1997 ...................       --            --            --         --           --
                                                                 --            --            --         --           --
 Net premiums ............................................    2,180         1,554         2,669      1,658        2,207
 Loan interest ...........................................       --            --            --         --           --
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................       --            --            --         --           --
   Surrenders ............................................       --            --            --         --           --
   Loans .................................................       --            --            --         --           --
   Cost of insurance and administrative expenses .........     (319)         (145)         (343)      (103)         (63)
 Interfund transfers .....................................      675         1,719           456        255           46
                                                              -----         -----         -----      -----        -----
Net increase in units from capital transactions ..........    2,536         3,128         2,782      1,810        2,190
                                                              -----         -----         -----      -----        -----
Units outstanding at December 31, 1998 ...................    2,536         3,128         2,782      1,810        2,190
                                                              =====         =====         =====      =====        =====


                                                                              VARIABLE INSURANCE PRODUCTS FUND
                                                             ------------------------------------------------------------------
                                                                MONEY          HIGH        EQUITY-
                                                                MARKET        INCOME        INCOME        GROWTH      OVERSEAS
                                                              PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
                                                             -----------   -----------   -----------   -----------   ----------
Type II Units:
Units outstanding at December 31, 1997 ...................         --            --            --           --            --
                                                               ------        ------            --           ----          --
 Net premiums ............................................         --            --         4,605         1,787          590
 Loan interest ...........................................         --            --            --           --            --
 Transfers (to) from the general account of Life of
   Virginia:
   Death benefits ........................................         --            --            --           --            --
   Surrenders ............................................         --            --            --           (2)           --
   Loans .................................................         --            --            --           --            --
   Cost of insurance and administrative expenses .........         --            --          (436)        (186)          (63)
 Interfund transfers .....................................         --            --         2,211          171            44
                                                               ------        ------         -----         ------         ---
Net increase in units from capital transactions ..........         --            --         6,380         1,770          571
                                                               ------        ------         -----         ------         ---
Units outstanding at December 31, 1998 ...................         --            --         6,380         1,770          571
                                                               ======        ======         =====         ======         ===

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                             VARIABLE INSURANCE
                                                              PRODUCTSFUND II
                                                          ------------------------
                                                             ASSET
                                                            MANAGER    CONTRAFUND
                                                           PORTFOLIO    PORTFOLIO
                                                          ----------- ------------
Type II Units:
Units outstanding at December 31, 1997 ..................       --           --
                                                                --           --
 Net premiums ...........................................    1,321       11,842
 Loan interest ..........................................       --           --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits .......................................       --           --
   Surrenders ...........................................       --          (35)
   Loans ................................................       --         (123)
   Cost of insurance and administrative
    expenses ............................................      (67)        (904)
 Interfund transfers ....................................       24        4,847
                                                             -----       ------
Net increase in units from capital transactions .........    1,278       15,627
                                                             -----       ------
Units outstanding at December 31, 1998 ..................    1,278       15,627
                                                             =====       ======



                                                              VARIABLE INSURANCE       FEDERATED INVESTORS
                                                               PRODUCTSFUND III         INSURANCE SERIES
                                                          --------------------------- --------------------
                                                            GROWTH &       GROWTH           AMERICAN
                                                             INCOME    OPPORTUNITIES         LEADERS
                                                           PORTFOLIO     PORTFOLIO           FUND II
                                                          ----------- --------------- --------------------
Type II Units:
Units outstanding at December 31, 1997 ..................       --            --                --
                                                                --            --                --
 Net premiums ...........................................    6,034         2,476             3,993
 Loan interest ..........................................       --            --                --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits .......................................       --            --                --
   Surrenders ...........................................       --           (31)               --
   Loans ................................................      201            --                --
   Cost of insurance and administrative
    expenses ............................................     (599)         (208)             (282)
 Interfund transfers ....................................    3,160           245             1,544
                                                             -----         -----             -----
Net increase in units from capital transactions .........    8,796         2,482             5,255
                                                             -----         -----             -----
Units outstanding at December 31, 1998 ..................    8,796         2,482             5,255
                                                             =====         =====             =====


                                                               FEDERATED INVESTORS
                                                                INSURANCE SERIES          ALGER AMERICAN FUND
                                                            -------------------------   ------------------------
                                                             HIGH INCOME     UTILITY     SMALL CAP      GROWTH
                                                               FUND II       FUND II     PORTFOLIO     PORTFOLIO
                                                            -------------   ---------   -----------   ----------
Type II Units:
Units outstanding at December 31, 1997 ..................          --            --           --           --
                                                                   --            --           --           --
 Net premiums ...........................................       1,042         1,404        2,957        2,770
 Loan interest ..........................................          --            --           --           --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits .......................................          --            --           --           --
   Surrenders ...........................................          --            --           --           --
   Loans ................................................          --            --           --           --
   Cost of insurance and administrative
    expenses ............................................         (90)          (89)        (317)        (366)
 Interfund transfers ....................................          85            35        3,104        3,686
                                                                -----         -----        -----        -----
Net increase in units from capital transactions .........       1,037         1,350        5,744        6,090
                                                                -----         -----        -----        -----
Units outstanding at December 31, 1998 ..................       1,037         1,350        5,744        6,090
                                                                =====         =====        =====        =====

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued



                                                                            JANUS ASPEN SERIES
                                                   --------------------------------------------------------------------
                                                    AGGRESSIVE                                                FLEXIBLE
                                                      GROWTH         GROWTH      WORLD WIDE      BALANCED      INCOME
                                                     PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO
                                                   ------------   -----------   ------------   -----------   ----------
Type II Units:
Units outstanding at December 31, 1997 .........          --            --             --            --           --
                                                          --            --             --            --           --
 Net premiums ..................................       8,732         9,826         15,030        10,226          365
 Loan interest .................................          --            --             --            --           --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits ..............................          --            --             --            --           --
   Surrenders ..................................          --           (23)           (22)           --           --
   Loans .......................................          --            --             --            --           --
   Cost of insurance and administrative
    expenses ...................................        (594)         (753)        (1,180)         (735)         (44)
 Interfund transfers ...........................       3,849         1,299          5,095         3,376          111
                                                       -----         -----         ------        ------          ---
Net increase in units from capital
 transactions ..................................      11,987        10,349         18,923        12,867          432
                                                      ------        ------         ------        ------          ---
Units outstanding at December 31, 1998 .........      11,987        10,349         18,923        12,867          432
                                                      ======        ======         ======        ======          ===


                                                                                                             GOLDMAN SACHS
                                                                                    PBHG INSURANCE        VARIABLE INSURANCE
                                                      JANUS ASPEN SERIES          SERIES FUND, INC.           TRUST FUND
                                                ------------------------------ ------------------------ -----------------------
                                                 INTERNATIONAL      CAPITAL     PBHG LARGE      PBHG       GROWTH      MID CAP
                                                     GROWTH      APPRECIATION   CAP GROWTH   GROWTH II   AND INCOME    EQUITY
                                                   PORTFOLIO       PORTFOLIO     PORTFOLIO   PORTFOLIO      FUND        FUND
                                                --------------- -------------- ------------ ----------- ------------ ----------
Type II Units:
Units outstanding at December 31, 1997 ........         --             --            --          --           --           --
                                                        --             --            --          ----         --           --
 Net premiums .................................     15,053          3,233           812         367        1,115          742
 Loan interest ................................         --             --            --          --           --           --
 Transfers (to) from the general account of
   Life of Virginia:
   Death benefits .............................         --             --            --          --           --           --
   Surrenders .................................         --             --           (20)           (8)        --           --
   Loans ......................................         --             --            --          --           --           --
   Cost of insurance and administrative
    expenses ..................................       (999)          (279)         (127)        (74)         (23)        (131)
 Interfund transfers ..........................      7,307            595            --        2,930          --       10,240
                                                    ------          -----          ----        ------      -----       ------
Net increase in units from capital
 transactions .................................     21,361          3,549           665        3,215       1,092       10,851
                                                    ------          -----          ----        ------      -----       ------
Units outstanding at December 31, 1998 ........     21,361          3,549           665        3,215       1,092       10,851
                                                    ======          =====          ====        ======      =====       ======

     (D) FEDERAL INCOME TAXES

     The Account is not taxed separately because the operations of the Account are part of the total operations of Life of Virginia. Life of Virginia is taxed as a life insurance company under the Internal Revenue Code (the Code). Life of Virginia is included in the General Electric Capital Assurance Company consolidated federal income tax return. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Account.

                     LIFE OF VIRGINIA SEPARATE ACCOUNT II

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued


     (E) USE OF ESTIMATES

     Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect amounts and disclosures reported therein. Actual results could differ from those estimates.


(3) RELATED PARTY TRANSACTIONS

     Net premiums transferred from Life of Virginia to the Account represent gross premiums recorded by Life of Virginia on its flexible premium variable life insurance policies, less deductions of 7.5% retained as compensation for certain distribution expenses and premium taxes. In addition, there is a deferred sales charge of up to 45% of the first year's premiums. This charge will be deducted from the policy's cash value in equal installments at the beginning of each of the policy years two through ten with any remaining installments deducted at policy lapse or surrender.

     For Type 1 policies, if a policy is surrendered or lapses during the first nine years, a charge is made by Life of Virginia to cover the expenses of issuing the policy. The charge is a stated percentage of the insurance amount and varies by the age of the policyholder when issued and period of time that the policy has been in force. A charge equal to the lesser of $25 or 2% of the amount paid on a partial surrender will be made to compensate Life of Virginia for the costs incurred in connection with the partial surrender.

     A charge based on the policy specified amount of insurance, death benefit option, cash values, duration, the insured's sex, issue age and risk class is deducted from the policy cash values each month to compensate Life of Virginia for the cost of insurance and any benefits added by rider. In addition, Life of Virginia charges the Account for the mortality and expense risk that Life of Virginia assumes. This charge is deducted daily at an effective annual rate of
 .70% of the net assets of the Account. For policies issued on or after May 1, 1993, Life of Virginia will deduct a monthly administrative charge of $6 from the policy cash value and for policies issued prior to May 1, 1993, Life of Virginia will deduct a monthly administrative charge of $5 from the policy cash value.

     GE Investments Funds, Inc. (the Fund) is an open-end diversified management investment company.

     Capital Brokerage Corporation, an affiliate of Life of Virginia, is a Washington Corporation registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Capital Brokerage Corporation serves as principal underwriter for variable life insurance policies and annuities issued by Life of Virginia.

     GE Investment Management Incorporated (Investment Advisor), a wholly-owned subsidiary of GE, currently serves as investment advisor to GE Investments Funds, Inc. As compensation for its services, the Investment Advisor is paid an investment advisory fee by the Fund based on the average daily net assets at an effective annual rate of .35% for the S&P 500 Index Fund, .50% for the Money Market, Income Fund and Total Return Funds, 1.00% for the International Equity Fund, .85% for the Real Estate Securities Fund, .60% for the Global Income Fund, .65% for the Value Equity Fund and .55% for the U.S. Equity Fund. Prior to May 1, 1997, Aon Advisors, Inc. served as investment advisor to the Fund and was subject to the same compensation arrangement as GE Investment Management Incorporated.

     Certain officers and directors of Life of Virginia are also officers and directors of Capital Brokerage Corporation.


(4) SUBSEQUENT EVENT

     Effective January 1, 1999, The Life Insurance Company of Virginia merged with The Harvest Life Insurance Company to form GE Life and Annuity Assurance Company. Concurrently, the Account changed its name to GE Life & Annuity Separate Account II. Neither of these events have an impact on net assets or unit values.

              GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDING JUNE 30, 1999
                                   (UNAUDITED)

              GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY
                                TABLE OF CONTENTS
                                  JUNE 30, 1999

                                                                    PAGE
                                                                   -----
Financial Statements:
 (Unaudited)
 Consolidated Statement of Current and Retained Earnings .........   2
 Consolidated Statement of Financial Position ....................   3
 Consolidated Statement of Cash Flows ............................   4
Notes to Consolidated Financial Statements
 (Unaudited) .....................................................   5

              GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY
             CONSOLIDATED STATEMENT OF CURRENT AND RETAINED EARNINGS
                                  (IN MILLIONS)

                                                                               SIX MONTHS ENDED
                                                                                JUNE 30, 1999
                                                                              -----------------
                                                                                 (UNAUDITED)
REVENUES:
 Net investment income ......................................................     $  304.2
 Net realized investment gains ..............................................         14.8
 Premiums ...................................................................         63.9
 Cost of insurance ..........................................................         65.7
 Variable product fees ......................................................         38.9
 Other income ...............................................................         10.3
                                                                                  --------
TOTAL REVENUES ..............................................................        497.8
                                                                                  --------
BENEFITS AND EXPENSES:
 Interest credited ..........................................................        206.3
 Benefits & other changes in policy reserves ................................         97.6
 Commissions ................................................................         76.9
 General expenses ...........................................................         55.5
 Amortization of intangibles, net ...........................................         30.1
 Change in deferred acquisition costs, net ..................................       ( 63.1)
 Interest expense ...........................................................          0.7
                                                                                  --------
TOTAL BENEFITS AND EXPENSES .................................................        404.0
                                                                                  --------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE .....         93.8
Provision for income taxes ..................................................         34.7
                                                                                  --------
EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE ......................         59.1
Cumulative effect of accounting change, net of tax ..........................          5.0
                                                                                  --------
NET EARNINGS ................................................................         64.1
Retained earnings at beginning of period ....................................         40.5
                                                                                  --------
RETAINED EARNINGS AT END OF PERIOD ..........................................     $  104.6
                                                                                  ========

          See accompanying notes to consolidated financial statements.

              GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY
                       CONSOLIDATED STATEMENT OF POSITION
                                  (IN MILLIONS)

                                                                                            JUNE 30, 1999
                                                                                           --------------
                                                                                             (UNAUDITED)
ASSETS
Investments:
  Fixed maturities available-for-sale, at fair value .....................................   $  7,685.5
  Equity securities available-for-sale, at fair value:
   Common stocks .........................................................................          5.3
   Preferred stocks, non-redeemable ......................................................         38.2
   Investment in subsidiary ..............................................................          2.6
   Mortgage loans, net of valuation allowance of $21.9....................................        792.1
   Policy loans ..........................................................................        206.3
   Real estate owned .....................................................................          2.5
   Other invested assets .................................................................        249.0
                                                                                             ----------
TOTAL INVESTMENTS ........................................................................      8,981.5
                                                                                             ----------
Cash .....................................................................................           --
Accrued investment income ................................................................        166.6
Deferred acquisition costs ...............................................................        417.6
Reinsurance recoverable ..................................................................         74.9
Deferred income tax asset ................................................................         98.7
Intangible assets ........................................................................        511.9
Other assets .............................................................................         89.6
Separate account assets ..................................................................      6,506.9
                                                                                             ----------
TOTAL ASSETS .............................................................................   $ 16,847.7
                                                                                             ==========
LIABILITIES AND SHAREHOLDERS' INTEREST
LIABILITIES:
  Future annuity and contract benefits ...................................................   $  8,555.1
  Liability for policy and contract claims ...............................................        239.4
  Other policyholder liabilities .........................................................        147.0
  Accounts payable and accrued expenses ..................................................        130.6
  Separate account liabilities ...........................................................      6,506.9
                                                                                             ----------
TOTAL LIABILITIES ........................................................................     15,579.0
                                                                                             ----------
Shareholders' interest:
Net unrealized investment gains ..........................................................    (    31.5)
                                                                                             ----------
Accumulated non-owner changes in equity ..................................................    (    31.5)
Preferred stock, Series A ($1,000 par value, $1,000 redemption and liquidation
value, 200,000 shares authorized, 120,000 shares issued and outstanding)..................        120.0
  Common stock ($1,000 par value, 50,000 authorized, 25,651 shares issued and outstanding)         25.6
  Additional paid-in capital .............................................................      1,050.0
  Retained earnings ......................................................................        104.6
                                                                                             ----------
TOTAL SHAREHOLDERS' INTEREST .............................................................      1,268.7
                                                                                             ----------
TOTAL LIABILITIES AND SHAREHOLDERS' INTEREST .............................................   $ 16,847.7

          See accompanying notes to consolidated financial statements.

              GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (IN MILLIONS)

                                                                               JUNE 30, 1999
                                                                              --------------
                                                                                (UNAUDITED)
Cash flows from operating activities:
 Net income .................................................................   $     64.1
 Adjustments to reconcile net income to net cash by operating activities:
   Cost of insurance and surrender fees .....................................        (88.7)
   Increase in future policy benefits .......................................        249.1
   Net realized investment gains ............................................        (14.5)
   Net realized real estate losses ..........................................          4.4
   Amortization of investment premiums and discounts ........................         (0.3)
   Amortization of intangibles ..............................................         31.1
   Deferred income tax expense (benefit) ....................................         (4.3)
   Change in certain assets and liabilities:
    Decrease (increase) in:
     Accrued investment income ..............................................        (25.0)
     Deferred acquisition costs .............................................        (63.1)
     Other assets, net ......................................................        (28.6)
    Increase (decrease) in:
     Policy and contract claims .............................................         85.2
     Other policyholder liabilites ..........................................         27.4
     Accounts payable and accrued expenses ..................................         (0.8)
                                                                                ----------
       Net cash provided by operating activities ............................        236.0
                                                                                ----------
Cash flows from investing activities:
 Proceeds from investment securities and other invested assets ..............        715.2
 Principal collected on mortgage loans ......................................         58.4
 Purchase of investment securities and other invested assets ................     (1,767.8)
 Mortgage loan originations and increase in policy loan balance .............       (107.5)
                                                                                ----------
       Net cash provided by (used in) investing activities ..................     (1,101.7)
                                                                                ----------
Cash flows from financing activities:
 Proceeds from issue of investment contracts ................................      2,391.1
 Redemption and benefit payments on investment contracts ....................     (1,536.5)
                                                                                ----------
       Net cash provided by (used in) financing activities ..................        854.6
                                                                                ----------
Decrease in cash and equivalents ............................................        (11.1)
Cash and equivalents at beginning of period .................................         11.1
                                                                                ----------
Cash and equivalents at end of period .......................................   $       --
                                                                                ==========

          See accompanying notes to consolidated financial statements.

                     GE LIFE AND ANNUITY ASSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. The accompanying consolidated year-to-date financial statements represent GE Life and Annuity Assurance Company and its consolidated subsidiary, Assigned Settlements Inc. (collectively "the Company"). All significant intercompany transactions have been eliminated. Effective January 1, 1999, The Harvest Life Insurance Company ("Harvest") merged into The Life Insurance Company of Virginia with the merged Company renamed GE Life and Annuity Assurance Company ("GELAAC"). Accordingly, certain balances have been restated to reflect the merger. Harvest's former parent, Federal Home Life Insurance Company ("FHLIC"), received common stock of GELAAC in exchange for its interest in Harvest.

2. The consolidated year-to-date financial statements are unaudited. These statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

3. A summary of changes in shareholder's interest that do not result directly from transactions with the shareholder follows:

                                                                       SIX MONTHS ENDED
                                                                        JUNE 30, 1999
                                                                      -----------------
                                                                        (IN MILLIONS)
           Net earnings ....................................               $  64.1
           Unrealized gains (losses) on investment securities -- net         (89.3)
                                                                            -------
           Total ...........................................               $ (25.2)
                                                                            =======

4. In 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-3, ACCOUNTING BY INSURANCE AND OTHER ENTERPRISES FOR INSURANCE-RELATED ASSESSMENTS. This SOP provided guidance on accounting by insurance and other enterprises for guaranty-fund and certain other insurance-related assessments. The SOP requires enterprises to recognize (1) a liability for assessments when (a) an assessment has been asserted or information available prior to issuance of the financial statements indicates it is probable that an assessment will be asserted,
      (b) the underlying cause of the asserted or probable assessment has occurred on or before the date of the financial statements, and (c) the amount of the loss can be reasonably estimated and (2) an asset for an amount when it is probable that a paid or accrued assessment will result in an amount that is recoverable from premium tax offsets or policy surcharges from in-force policies.

      Effective January 1, 1999, the Company adopted SOP 97-3 and has reported the effect of this adoption as a cumulative effect of a change in accounting principle amounting to $5 million, net of tax.

5. In June 1998, The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("the Statement"). The Statement requires that, upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged items; effects of certain changes in fair value are recorded in equity pending recognition in earnings. In June 1999, the FASB delayed the required effective date of the new standard to January 1, 2001. The impact of adoption will be determined by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions. Management had not estimated the effects of adoption, as it believes that such determination will not be meaningful until closer to the adoption date.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

Financial Statements

Year Ended December 31, 1998



                          Independent Auditors' Report


The Board of Directors
The Life Insurance Company of Virginia:


We have audited the accompanying consolidated balance sheets of The Life Insurance Company of Virginia (an indirect wholly-owned subsidiary of General Electric Capital Corporation) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, shareholders' interest, and cash flows for the years then ended, and the nine months ended December 31, 1996. We have also audited the pre-acquisition statements of income and comprehensive income, shareholders' interest and cash flows for the three months ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Life Insurance Company of Virginia and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, the nine months ended December 31, 1996 and the pre-acquisition three months ended March 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 1996, General Electric Capital Corporation acquired all of the outstanding stock of The Life Insurance Company of Virginia in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

                                                                 KPMG LLP


Richmond, Virginia
January 22, 1999


                   THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                   (Dollar amounts in millions, except per share amounts)

                                                                                                             December 31,
                                                                                                             ------------
ASSETS                                                                                                1998                 1997
------                                                                                              ----------           ----------
Investments:
    Fixed maturities available-for-sale, at fair value                                               $ 6,077.2            $ 5,622.6
    Equity securities available-for-sale, at fair value:
      Common stocks                                                                                        6.1                  9.6
      Preferred stocks, non-redeemable                                                                    48.3                 95.1
    Investment in subsidiary                                                                               2.6                  2.6
    Mortgage loans, net of valuation allowance of $20.0 and $17.2
      at December 31, 1998 and 1997, respectively                                                        528.1                496.2
    Policy loans                                                                                         198.3                188.4
    Real estate owned                                                                                      2.5                  6.9
    Other invested assets                                                                                130.8                 49.5
                                                                                                         -----                 ----
              Total investments                                                                        6,993.9              6,470.9
                                                                                                       -------              -------
Cash                                                                                                       9.6                  0.2
Accrued investment income                                                                                122.8                123.1
Deferred acquisition costs                                                                               242.0                165.0
Intangible assets                                                                                        390.0                449.7
Reinsurance recoverable                                                                                   15.3                  8.7
Deferred income tax asset                                                                                 41.1                 57.4
Other assets                                                                                              42.5                 23.3
Separate account assets                                                                                5,528.7              4,066.4
                                                                                                       -------              -------
              Total assets                                                                          $ 13,385.9           $ 11,364.7
                                                                                                    ==========           ===========

          See accompanying notes to consolidated financial statements.

                   THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                                CONSOLIDATED BALANCE SHEETS

                   (Dollar amounts in millions, except per share amounts)

                                                                                                            December 31,
                                                                                                            ------------
LIABILITIES AND SHAREHOLDERS' INTEREST                                                                 1998                 1997
                                                                                                       ----                 ----
Liabilities:
    Future annuity and contract benefits                                                             $ 6,455.3            $ 5,889.8
    Liability for policy and contract claims                                                             119.6                 83.0
    Other policyholder liabilities                                                                        86.4                 75.2
    Accounts payable and accrued expenses                                                                108.8                101.0
    Separate account liabilities                                                                       5,528.7              4,066.4
                                                                                                       -------              -------
              Total liabilities                                                                       12,298.8             10,215.4
                                                                                                      --------             --------


Shareholders' interest:

    Net unrealized investment gains                                                                       49.8                 74.3
                                                                                                      --------             --------
              Accumulated non-owner changes in equity                                                     49.8                 74.3
    Preferred stock, Series A ($1,000 par value,
      $1,000 redemption and liquidation value; 200,000
      authorized, 120,000 shares issued and outstanding)                                                 120.0                    -
    Common stock ($1,000 par value, 50,000
      authorized, 4,000 shares issued and outstanding)                                                     4.0                  4.0
    Common stock declared but not issued ($1,000
      par value, 18,641 shares declared, 50,000 authorized)                                               18.6                    -
    Additional paid-in capital                                                                           917.6                925.9
    Retained earnings                                                                                    (22.9)               145.1
                                                                                                         -----                -----
              Total shareholders' interest                                                             1,087.1              1,149.3
                                                                                                       -------              -------
              Total liabilities and shareholders' interest                                          $ 13,385.9           $ 11,364.7
                                                                                                    ===========          ===========


               See accompanying notes to consolidated financial statements.

              THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                          (Dollar amounts in millions)

                                                                                                                     Preacquisition
                                                                                                                     --------------
                                                                                                  Nine months         Three months
                                                          Year ended          Year ended             ended               ended
                                                         December 31,        December 31,        December 31,          March 31,
                                                             1998                1997                1996                 1996
                                                             ----                ----                ----                 ----
Revenues:
    Net investment income                                        $ 482.7             $ 472.5             $ 334.4            $ 112.0
    Net realized investment gains                                   26.3                13.3                 6.0                9.0
    Premiums                                                        99.9               104.4                65.4               60.0
    Cost of insurance                                              128.5               127.2                78.3               28.9
    Variable product fees                                           60.8                44.4                23.1                5.9
    Other income                                                    17.6                18.5                11.6                4.5
                                                                     ---                ----                ----                ---
           Total revenues                                          815.8               780.3               518.8              220.3
                                                                   -----               -----               -----              -----

Benefits and expenses:
    Interest credited                                              329.6               323.4               226.0               76.1
    Benefits & other changes in policy reserves                    172.4               160.8               100.4               89.9
    Commissions                                                     99.2               117.3                78.5               35.7
    General expenses                                                98.5                77.5                49.6               15.3
    Amortization of intangibles, net                                49.0                59.6                50.1                0.6
    Change in deferred acquisition costs, net                      (76.2)             (101.5)              (71.7)             (16.2)
    Interest expense                                                 2.0                   -                   -                  -
                                                                     ---               -----               -----               -----
           Total benefits and expenses                             674.5               637.1               432.9              201.4
                                                                   -----               -----               -----              -----
           Income before income taxes                              141.3               143.2                85.9               18.9
    Provision for income taxes                                      50.7                52.2                31.8                7.0
                                                                    ----                ----                ----                ---
           Net income                                               90.6                91.0                54.1               11.9
                                                                    ----                ----                ----               ----
Other comprehensive income, net of tax:
    Unrealized gains (losses) on securities, net                   (24.5)               54.9                19.4              (91.2)
                                                                   -----                ----                ----              -----
           Comprehensive income (loss)                            $ 66.1             $ 145.9              $ 73.5            $ (79.3)
                                                                  ======             =======              ======            =======

      See accompanying notes to consolidated financial statements.

              THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INTEREST

               (Dollar amounts in millions, except share amounts)

                                                                                                                    Common Stock
                                                                                                                      Declared
                                                                Preferred Stock          Common Stock              but not Issued
                                                                ---------------          ------------              --------------
                                                                Shares      Amount      Shares      Amount       Shares      Amount
                                                                ------      ------      ------      ------       ------      ------
BALANCES AT DECEMBER 31, 1995                                        -         $ -       4,000       $ 4.0            -         $ -
Comprehensive income:
    Net income                                                       -           -           -           -            -           -
    Other comprehensive income, net of tax
      Unrealized loss on securities, net                             -           -           -           -            -           -
                                                                ------      ------      ------      ------       ------      ------
Total comprehensive income                                           -           -           -           -            -           -
Capital contribution from parents                                    -           -           -           -            -           -
                                                                ------      ------      ------      ------       ------      ------

BALANCES AT MARCH 31, 1996                                           -           -       4,000         4.0            -           -
Comprehensive income:
    Net income                                                       -           -           -           -            -           -
    Other comprehensive income, net of tax
      Unrealized gain on securities, net                             -           -           -           -            -           -
                                                                ------      ------      ------      ------       ------      ------
Total comprehensive income                                           -           -           -           -            -           -
Adjustment to reflect purchase method                                -           -           -           -            -           -
                                                                ------      ------      ------      ------       ------      ------

BALANCES AT DECEMBER 31, 1996                                        -           -       4,000         4.0            -           -
Comprehensive income:
    Net income                                                       -           -           -           -            -           -
    Other comprehensive income, net of tax
      Unrealized gain on securities, net                             -           -           -           -            -           -
                                                                ------      ------      ------      ------       ------      ------
Total comprehensive income                                           -           -           -           -            -           -
Adjustment to reflect purchase method                                -           -           -           -            -           -
                                                                ------      ------      ------      ------       ------      ------

BALANCES AT DECEMBER 31, 1997                                        -           -       4,000         4.0            -           -
Comprehensive income:
    Net income                                                       -           -           -           -            -           -
    Other comprehensive income, net of tax
      Unrealized loss on securities, net                             -           -           -           -            -           -
                                                                ------      ------      ------      ------       ------      ------
Total comprehensive income                                           -           -           -           -            -           -
Cash dividend declared and paid                                      -           -           -           -            -           -
Preferred stock dividend                                       120,000       120.0           -           -            -           -
Common stock dividend declared but not issued                        -           -           -           -       18,641        18.6
Adjustment to reflect purchase method                                -           -           -           -            -           -
                                                                ------      ------      ------      ------       ------      ------
BALANCES AT DECEMBER 31, 1998                                  120,000      $120.0       4,000       $ 4.0       18,641      $ 18.6
                                                               =======      ======       =====       =====       ======      ======


                                                                             Accumulated
                                                              Additional       Non-owner        Retained             Total
                                                                 Paid-In         Changes        Earnings      Shareholders'
                                                                 Capital       in Equity        (Deficit)          Interest
                                                                 -------       ---------        ---------          --------
BALANCES AT DECEMBER 31, 1995                                     $749.1          $103.1          $(34.3)           $ 821.9
Comprehensive income:
    Net income                                                         -               -            11.9               11.9
    Other comprehensive income, net of tax
      Unrealized loss on securities, net                               -           (91.2)              -              (91.2)
                                                                 -------       ---------        --------           --------
Total comprehensive income                                             -           (91.2)           11.9              (79.3)
Capital contribution from parents                                   69.3               -               -               69.3
                                                                 -------       ---------        --------           ---------

BALANCES AT MARCH 31, 1996                                         818.4            11.9           (22.4)             811.9
Comprehensive income:
    Net income                                                         -               -            54.1               54.1
    Other comprehensive income, net of tax
      Unrealized gain on securities, net                               -            19.4               -               19.4
                                                                 -------       ---------        --------           --------
Total comprehensive income                                             -            19.4            54.1               73.5
Adjustment to reflect purchase method                              109.7           (11.9)           22.4              120.2
                                                                 -------       ---------        --------           ---------

BALANCES AT DECEMBER 31, 1996                                      928.1            19.4            54.1            1,005.6
Comprehensive income:
    Net income                                                         -               -            91.0               91.0
    Other comprehensive income, net of tax
      Unrealized gain on securities, net                               -            54.9               -               54.9
                                                                 -------       ---------        --------            -------
Total comprehensive income                                             -            54.9            91.0              145.9
Adjustment to reflect purchase method                               (2.2)              -               -               (2.2)
                                                                 -------       ---------        --------           ---------
BALANCES AT DECEMBER 31, 1997                                      925.9            74.3           145.1            1,149.3
Comprehensive income:
    Net income                                                         -               -            90.6               90.6
    Other comprehensive income, net of tax
      Unrealized loss on securities, net                               -           (24.5)              -              (24.5)
                                                                 -------       ---------        --------            -------
Total comprehensive income                                             -           (24.5)           90.6               66.1
Cash dividend declared and paid                                        -               -          (120.0)            (120.0)
Preferred stock dividend                                               -               -          (120.0)                 -
Common stock dividend declared but not issued                          -               -           (18.6)                 -
Adjustment to reflect purchase method                               (8.3)              -               -               (8.3)
                                                                 -------       ---------        --------           --------
BALANCES AT DECEMBER 31, 1998                                   $  917.6         $  49.8        $  (22.9)          $1,087.1
                                                                ========       =========        ========           ========

          See accompanying notes to consolidated financial statements.


              THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (Dollar amounts in millions)

                                                                                                                      Preacquisition
                                                                                                                      --------------
                                                                                                         Nine months    Three months
                                                                                                            ended           ended
                                                                           Years ended December 31,      December 31,      March 31,
                                                                           1998                 1997         1996            1996
                                                                           ----                 ----         ----            ----


Cash flows from operating activities:
    Net income                                                               $ 90.6           $ 91.0       $ 54.1          $ 11.9
                                                                             ------           ------       ------          ------
    Adjustments to reconcile net income to net cash by
      operating activities:
        Cost of insurance and surrender fees                                 (169.6)          (168.8)       (89.3)          (32.5)
        Increase in future policy benefits                                    420.4            405.0        277.8            (4.9)
        Net realized investment gains                                         (26.3)           (13.3)        (6.0)           (9.0)
        Amortization of investment premiums and discounts                       1.9              7.2          6.5             0.7
        Amortization of intangibles                                            49.5             59.6         50.1             0.6
        Deferred income tax expense (benefit)                                  29.5            (12.6)        (7.9)           10.8
        Change in certain assets and liabilities:
           Decrease (increase) in:
             Accrued investment income                                          0.3             (5.3)       (37.6)            4.1
             Deferred acquisition costs                                       (76.2)          (101.5)       (71.7)          (16.2)
             Other assets, net                                                (19.2)            (9.3)        28.5           (55.9)
           Increase (decrease) in:
             Policy and contract claims                                        30.8             37.0         29.9             4.6
             Other policyholder liabilites                                     11.3             (3.6)        71.4             9.8
             Accounts payable and accrued expenses                             24.7            (99.9)       (15.7)           87.5
                                                                               ----            -----        -----            ----

                      Total adjustments                                       277.1             94.5        236.0            (0.4)
                                                                              -----             ----        -----            ----
                      Net cash provided by operating activities               367.7            185.5        290.1            11.5
                                                                              -----            -----        -----            ----

Cash flows from investing activities:
    Proceeds from investment securities and other invested assets           1,901.6            788.6      1,123.1           299.5
    Principal collected on mortgage loans                                     116.5             87.1         46.4             8.3
    Purchase of investment securities and other invested assets            (2,410.4)        (1,115.7)    (1,280.5)         (169.2)
    Mortgage loan originations and increase in policy loan balance           (161.0)           (13.7)       (23.7)          (40.4)
                                                                             ------            -----        -----           -----
                      Net cash provided by (used in) investing activities    (553.3)          (253.7)      (134.7)           98.2
                                                                             ------           ------       ------            ----

Cash flows from financing activities:
    Proceeds from issue of investment contracts                             2,224.8          1,894.2      1,098.5           301.9
    Redemption and benefit payments on investment contracts                (1,909.8)        (1,874.6)    (1,304.0)         (358.8)
    Cash dividend to shareholders                                            (120.0)               -            -           (40.0)
    Capital contribution                                                          -                             -             2.8
                                                                                ---              ---          ---             ---
                      Net cash provided by (used in) financing activities     195.0             19.6       (205.5)          (94.1)
                                                                              -----             ----       ------           -----

                      Net increase (decrease) in cash and cash equivalents      9.4            (48.6)       (50.1)           15.6
Cash and cash equivalents at beginning of year                                  0.2             48.8         98.9            83.3
                                                                                ---             ----         ----            ----

Cash and cash equivalents at end of year                                      $ 9.6            $ 0.2       $ 48.8          $ 98.9
                                                                              =====            =====       ======          ======

          See accompanying notes to consolidated financial statements.

              THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


(1)      Summary of Significant Accounting Policies
         (a)      Principles of Consolidation
         The accompanying consolidated financial statements include the historical operations and accounts of The Life Insurance Company of Virginia and its subsidiary, Assigned Settlements Inc. (collectively the "Company" or "Life of Virginia"). All significant intercompany accounts and transactions have been eliminated in consolidation.

         Prior to April 1, 1996, Combined Insurance Company of America ("CICA") owned 100% or 4,000 shares of Life of Virginia. CICA is a wholly-owned subsidiary of AON Corporation ("AON"). On April 1, 1996, CICA sold 100% of the issued and outstanding shares of Life of Virginia to General Electric Capital Corporation ("GE Capital"). Immediately thereafter, 80% was contributed to General Electric Capital Assurance Company (the "Parent" or "GECA"). On December 31, 1996, the remaining 20% was contributed to GE Financial Assurance Holdings, Inc. ("GEFAHI"). GECA is an indirect wholly-owned subsidiary of GEFAHI.

         (b)      Basis of Presentation
         The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles ("GAAP") for insurance companies, which vary in several respects from accounting practices prescribed or permitted by the Insurance Commissioner of the state where the Company is domiciled. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

         Certain prior year amounts have been reclassified to conform to current year presentation.

         (c)      Products

         The Company primarily sells variable annuities and universal life insurance to customers throughout most of the United States. The Company distributes variable annuities primarily through intermediaries such as stockbrokers and universal life insurance primarily through career agents and independent brokers. The Company is also engaged in the sale of traditional individual and group life products and guaranteed investment contracts. Approximately 21%, 29%, and 31% of premium and annuity consideration collected, in 1998, 1997, and 1996, respectively, came from customers residing in the South Atlantic region of the United States, and approximately 28%, 13%, and 9% of premium and annuity consideration collected, in 1998, 1997, and 1996, respectively, came from customers residing in the Mid-Atlantic region of the United States.

         Although the Company markets its products through numerous distributors, approximately 23%, 22%, and 21% of the Company's sales in 1998, 1997, and 1996,

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)

respectively, have been through two specific national stockbrokerage firms. Loss of all or a substantial portion of the business provided by these stockbrokerage firms could have a material adverse effect on the business and operations of the Company. The Company does not believe, however, that the loss of such business would have a long-term adverse effect because of the Company's competitive position in the marketplace and the availability of business from other distributors.

         (d)      Purchase Accounting Method

         Upon acquisition of Life of Virginia by GE Capital, Life of Virginia restated its financial statements in accordance with the purchase method of accounting. The net purchase price for Life of Virginia and its subsidiary of $921.6 was allocated according to the fair values of the acquired assets and liabilities, including the estimated present value of future profits. These allocated values were dependent upon policies in force and market conditions at the time of closing.

         In addition to revaluing all material tangible assets and liabilities to their respective estimated fair values as of the closing date of the sale, Life of Virginia also recorded in its consolidated financial statements the excess of cost over fair value of net assets acquired (goodwill) as well as the present value of future profits to be derived from the purchased business. These amounts were determined in accordance with the purchase method of accounting. This new basis of accounting resulted in an increase in shareholders' equity of $109.7 (net of purchase accounting adjustments of $8.3 and $2.2 in 1998 and 1997, respectively), reflecting the application of the purchase method of accounting. The Company's consolidated financial statements subsequent to April 1, 1996 reflect this new basis of accounting.

         All amounts for periods ended before April 1, 1996 are labeled "Preacquisition" and are based on the preacquisition historical costs in accordance with generally accepted accounting principles. The periods ending after such date are based on fair values at April 1, 1996 (which becomes the new cost basis) and subsequent costs in accordance with the purchase method of accounting.

         (e)      Revenues

         Investment income is recorded when earned. Realized investment gains and losses are calculated on the basis of specific identification. Premiums on long-duration insurance products are recognized as earned when due or, in the case of life contingent immediate annuities, when the contracts are issued. Premiums received under annuity contracts without significant mortality risk and premiums received on universal life products are not reported as revenues but as future annuity and contract benefits. Cost of insurance is charged to universal life policyholders based upon at risk amounts, and is recognized as revenue when due. Variable product fees are charged to variable annuity and variable life policyholders based upon the daily net assets of the policyholders' account values, and are recognized as revenue when charged.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)

Other income consists primarily of surrender charges on certain policies. Surrender charges are recognized as income when the policy is surrendered.

         (f)      Statements of Cash Flows

         Certificates and other time deposits are classified as short-term investments on the consolidated balance sheets and considered cash equivalents on the consolidated statements of cash flows.

         (g)      Investments

         The Company has designated its fixed maturities (bonds, notes, mortgage-backed securities, and redeemable preferred stock) and equity securities (common and non-redeemable preferred stock) as available-for-sale. The fair value for fixed maturities and equity securities is based on individual quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the credit quality, call features and maturity of the investments, as applicable.

         Changes in the market values of investments available-for-sale, net of the effect on deferred policy acquisition costs, present value of future profits and deferred federal income taxes are reflected as unrealized investment gains or losses in a separate component of shareholders' interest and, accordingly, have no effect on net income but are shown as a component of other comprehensive income (loss). Unrealized losses that are considered other than temporary are recognized in earnings through an adjustment to the amortized cost basis of the underlying securities. Additionally, reserves for mortgage loans and certain other long-term investments are established based on an evaluation of the respective investment portfolio, past credit loss experience, and current economic conditions. Writedowns and the change in reserves are included in realized investment gains and losses in the consolidated statements of income and comprehensive income. In general, the Company ceases to accrue investment income when interest or dividend payments are in arrears.

         Investment income on mortgage-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method, whereby the amortized cost of the securities is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to investment income. Realized gains and losses are accounted for on the specific identification method.

         Mortgage loans and policy loans are carried at their unpaid principal balance, net of allowances for estimated uncollectible amounts. Short-term investments are carried at amortized cost which approximates fair value. Equity securities are carried at fair value. Investments in limited partnerships are accounted for under the equity method of accounting. Real estate is

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)

carried generally at cost less accumulated depreciation. Other long-term investments are carried generally at amortized cost.

         Under certain securities lending transactions, the Company requires the borrower provide collateral, consisting primarily of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the market value of the applicable securities loaned.

          (h)     Deferred Acquisition Costs

         Acquisition costs include costs and expenses which vary with and are primarily related to the acquisition of insurance and investment contracts.

         Deferred acquisition costs include first-year commissions in excess of recurring renewal commissions, certain solicitation and printing costs, and certain support costs such as underwriting and policy issue expenses. For investments and universal life type contracts, amortization is based on the present value of anticipated gross profits from investments, interest credited, surrender and other policy charges, and mortality and maintenance expenses. Amortization is adjusted retroactively when current or estimates of future gross profits to be realized are revised. For other long-duration insurance contracts, the acquisition costs are amortized in relation to the estimated benefit payments or the present value of expected future premiums.

         Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not considered recoverable, are charged to expense.

         (i)      Intangible Assets

         Present Value of Future Profits-In conjunction with the acquisition of the Company, a portion of the purchase price was assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called present value of future profits (PVFP), represents the actuarially determined present value of the projected future cash flows from the acquired policies.

         Goodwill-Goodwill is amortized over a period of 20 years on the straight-line method. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value. No such write-downs have occurred.

         (j)      Federal Income Taxes

         Pursuant to the acquisition on April 1, 1996, GE Capital, and AON, the Company's previous ultimate parent, agreed to file an election to treat the acquisition of Life of Virginia as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of acquisition were revalued based upon fair market values. The principal effect of the election was to establish a tax basis of intangibles for the value of the business acquired that is amortizable for tax purposes over 10-15 years.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)

         Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

         (k)      Reinsurance

         Premium revenue, benefits, underwriting, acquisition and insurance expenses are reported net of the amounts relating to reinsurance ceded to other companies. Amounts due from reinsurers for incurred future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

         (l)      Future Annuity and Contract Benefits

         Future annuity and contract benefits consist of the liability for investment contracts, insurance contracts and accident and health contracts. Investment contract liabilities are generally equal to the policyholder's current account value. The liability for insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals, with experience adjustments for adverse deviation where appropriate.

         (m)      Liability for Policy and Contract Claims

         The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of (a) claims that have been reported to the insurer, and (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated.

         (n)      Separate Account Assets and Liabilities

         The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life contract owners. The Company receives mortality risk fees and administration charges from the variable mutual fund portfolios. The separate account assets are carried at fair value and are equivalent to the liabilities that represent the policyholders' equity in those assets.

         The Company has periodically transferred capital to the separate accounts to provide for the initial purchase of investments in new mutual fund portfolios. As of December 31, 1998, approximately $41.8 of the Company's other invested assets related to its capital investments in the separate accounts.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)

         (o)      INTEREST RATE RISK MANAGEMENT

         As a matter of policy, the Company does not engage in derivatives trading, market-making or other speculative activities.

         The Company uses interest rate floors primarily to minimize risk on investment contracts with minimum guaranteed interest rates. The Company requires all interest rate floors to be designated and accounted for as hedges of specific assets, liabilities or committed transactions; resulting payments and receipts are recognized contemporaneously with effects of hedged transactions. A payment or receipt arising from early termination of an effective hedge is accounted for as an adjustment to the basis of the hedged transaction.

         Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedged instruments must be highly correlated with changes in market values of underlying hedges items both at inception of the hedge and over the life of the hedge contract. Any instrument designated but ineffective as a hedge is marked to market and recognized in operations immediately.

 (2)     INVESTMENTS

         (a)      General

         The sources of investment income of the Company were as follows:

                                                                                              Preacquisition
                                                                                              --------------
                                                                              Nine months     Three months
                                               Year ended     Year ended         ended            ended
                                              December 31,   December 31,    December 31,       March 31,
                                                  1998           1997            1996             1996
                                              -------------  -------------   --------------   --------------

Fixed maturities                                   $ 415.3        $ 399.5          $ 276.9           $ 93.6
Equity securities                                      4.9            7.3              8.7              4.2
Mortgage loans                                        46.5           48.3             41.3             13.5
Policy loan interest                                  14.0           13.3              9.6              2.9
Other investments                                      6.7            9.0              3.3              0.1
                                              -------------  -------------   --------------   --------------

Gross investment income                              487.4          477.4            339.8            114.3
Investment expenses                                   (4.7)          (4.9)            (5.4)            (2.3)
                                              -------------  -------------   --------------   --------------

Net investment income                              $ 482.7        $ 472.5          $ 334.4          $ 112.0
                                              =============  =============   ==============   ==============

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         Sales proceeds and gross realized investment gains and losses resulting from the sales of investment securities available-for-sale were as follows:

                                                                                            Preacquisition
                                                                                            --------------
                                                                            Nine months     Three months
                                           Year ended       Year ended         ended            ended
                                          December 31,     December 31,    December 31,       March 31,
                                              1998             1997            1996             1996
                                          --------------  ---------------  --------------   --------------
Sales proceeds                                $ 1,232.5          $ 387.1         $ 818.4          $ 262.9
                                          ==============  ===============  ==============   ==============

Gross realized investment:
    Gains                                          40.0             18.2            10.0             10.8
    Losses                                        (13.7)            (4.9)           (4.0)            (1.8)
                                          --------------  ---------------  --------------   --------------

Net realized investment gains                    $ 26.3           $ 13.3           $ 6.0            $ 9.0
                                          ==============  ===============  ==============   ==============




         The additional proceeds from the investments presented in the consolidated statements of cash flows result from principal collected on mortgage-backed securities, maturities, calls and sinking payments.

         Net unrealized gains and losses on investment securities classified as available-for-sale are reduced by deferred income taxes and adjustments to the present value of future profits and deferred policy acquisition costs that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale investment securities reflected as a separate component of shareholders' interest as of December 31, are summarized as follows:

                                                                                     1998           1997
                                                                                 -------------  --------------
Net unrealized gains on available-for-sale investment securities before adjustments:
      Fixed maturities                                                                $ 112.5         $ 154.5
      Equity securities                                                                   5.5            14.6
      Other invested assets                                                               2.3             6.4
                                                                                 -------------  --------------

          Subtotal                                                                      120.3           175.5
                                                                                 -------------  --------------


Adjustments to the present value of future profits and deferred acquisition costs:      (43.7)          (61.2)
Deferred income taxes                                                                   (26.8)          (40.0)
                                                                                 -------------  --------------

          Net unrealized gains on available-for-sale investment securities:            $ 49.8          $ 74.3
                                                                                 =============  ==============

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         Under purchase accounting, the fair value of Life of Virginia's fixed maturity investments as of April 1, 1996, became Life of Virginia's new cost basis in such investments. The difference between the new cost basis and original par is then amortized against investment income over the remaining effective lives of the fixed maturity investments.

         At December 31, the amortized cost, gross unrealized gains and losses, and fair values of the Company's fixed maturities and equity securities available-for-sale were as follows:

                                                                      Gross        Gross
   1998                                                Amortized    unrealized   unrealized      Fair
-------------
                                                          cost        gains       losses        value
                                                      -----------  -----------  ----------   -----------
Fixed maturities:
U.S. government and agencies                              $ 36.7        $ 1.3      $ (0.1)       $ 37.9
States and municipal                                         1.6          0.4           -           2.0
Non-U.S.  government                                         3.0            -        (0.4)          2.6
U.S. corporate                                           3,765.9        126.7       (51.8)      3,840.8
Non-U.S. corporate                                         291.6          5.9        (7.2)        290.3
Mortgage-backed                                          1,865.9         47.3        (9.6)      1,903.6
                                                      -----------  -----------  ----------   -----------

         Total fixed maturities                          5,964.7        181.6       (69.1)      6,077.2

Common stocks and non-redeemable preferred stocks           48.9          5.8        (0.3)         54.4
                                                      -----------  -----------  ----------   -----------

Total available-for-sale securities                    $ 6,013.6      $ 187.4     $ (69.4)    $ 6,131.6
                                                      ===========  ===========  ==========   ===========




                                                                      Gross        Gross
   1997                                                 Amortized    unrealized   unrealized      Fair
------------
                                                          cost         gains        losses       value
                                                       ------------  ----------   ----------  ------------

Fixed maturites:
U.S. government and agencies                                $ 44.3       $ 1.3          $ -        $ 45.6
State and municipal                                            1.8         0.3            -           2.1
Non-U.S.  government                                             -           -            -             -
U.S. corporate                                             3,362.1       120.6         (8.1)      3,474.6
Non-U.S.  corporate                                          200.1         6.5         (0.3)        206.3
Mortgage-backed                                            1,859.8        39.6         (5.4)      1,894.0
                                                       ------------  ----------   ----------  ------------

         Total fixed maturities                            5,468.1       168.3        (13.8)      5,622.6

Common stocks and non-redeemable preferred stocks             90.1        14.6            -         104.7
                                                       ------------  ----------   ----------  ------------

Total available-for-sale securities                       $5,558.2     $ 182.9      $ (13.8)    $ 5,727.3
                                                       ============  ==========   ==========  ============

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         The scheduled maturity distribution of the fixed maturity portfolio at December 31 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                 1998
                                                       -------------------------
                                                        Amortized       Fair
                                                          Cost          Value
                                                       -----------  ------------

Due in one year or less                                  $ 119.6       $ 120.2
Due one year through five years                          1,895.0       1,941.1
Due five years through ten years                         1,299.4       1,304.5
Due after ten years                                        784.8         807.8
                                                       -----------  ------------

            Subtotals                                    4,098.8       4,173.6

Mortgage-backed securities                               1,865.9       1,903.6
                                                       -----------  ------------

            Totals                                     $ 5,964.7     $ 6,077.2
                                                     ===========  ============



         As required by law, the Company has investments on deposit with governmental authorities and banks for the protection of policyholders of $4.0 and $4.7 as of December 31, 1998 and 1997, respectively.

         As of December 31, 1998, approximately 26.6% and 14.8% of the Company's investment portfolio is comprised of securities issued by the manufacturing and financial industries, respectively, the vast majority of which are rated investment grade, and which are senior secured bonds. No other industry group comprises more than 10% of the Company's investment portfolio. This portfolio is widely diversified among various geographic regions in the United States, and is not dependent on the economic stability of one particular region.

         As of December 31, 1998, the Company did not hold any fixed maturity securities which exceeded 10% of shareholders' interest.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         The credit quality of the fixed maturity portfolio at December 31, follows. The categories are based on the higher of the ratings published by Standard & Poors or Moody's.

                                                             1998                           1997
                                                  -------------------------      --------------------------
                                                     Fair                           Fair
                                                     value        Percent           value        Percent
                                                  ------------   ----------      ------------   -----------

Agencies and treasuries                               $ 270.5          4.5 %         $ 308.4           5.5 %
AAA/Aaa                                               1,518.7         25.0           1,464.5          26.0
AA/Aa                                                   376.6          6.2             320.4           5.7
A/A                                                   1,201.4         19.8           1,101.4          19.6
BBB/Baa                                               1,762.2         29.0           1,862.3          33.1
BB/Ba                                                   378.3          6.2             306.8           5.5
B/B                                                     187.4          3.1              76.7           1.4
Not rated                                               382.1          6.2             182.1           3.2
                                                  ------------   ----------      ------------   -----------

Totals                                              $ 6,077.2        100.0 %       $ 5,622.6         100.0 %
                                                  ============   ==========      ============   ===========





         Bonds with ratings ranging from AAA/Aaa to BBB-/Baa3 are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. Finally, some securities, such as private placements, have not been assigned a rating by any rating service and are therefore categorized as "not rated." This has neither positive nor negative implications regarding the value of the security.

         (b) Mortgage and Real Estate Portfolio

         The Company's mortgage and real estate portfolio is distributed by geographic location and type. However, the Company has concentration exposures in certain regions and in certain types as shown in the following two tables.

         Geographic distribution as of December 31, 1998:

                                                    Mortgage        Real Estate
                                                ------------       ------------

South Atlantic                                        38.4 %            100.0 %
Pacific                                               16.3                -
East North Central                                    14.7                -
West South Central                                    10.8                -
Mountain                                              10.5                -
Other                                                  9.3                -
                                               ------------       ------------

Totals                                               100.0 %            100.0 %
                                               ============       ============

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         Type distribution as of December 31, 1998:

                                                 Mortgage          Real Estate
                                              -------------       ------------

Office Building                                       23.6 %              -   %
Retail                                                23.3              100.0
Industrial                                            22.4                -
Apartments                                            21.2                -
Other                                                  9.5                -
                                              -------------       ------------

Totals                                               100.0 %            100.0 %
                                              =============       ============



         "Impaired" loans are defined under generally accepted accounting principles as loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases or large groups of smaller-balance homogenous loans, and therefore applies principally to the Company's commercial loans.

         Under these definitions, the Company has two types of "impaired" loans as of December 31, 1998 and 1997: loans requiring allowances for losses and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral at income recognition ($11.3 and $23.0, respectively). There was no allowance for losses on these loans as of December 31, 1998 and 1997. Average investment in impaired loans during 1998 and 1997 was $20.0 and $23.0 and interest income earned on these loans while they were considered impaired was $1.8 and $2.0 for the years ended 1998 and 1997, respectively. There were no impaired loans nor related interest income earned on such loans in 1996.

         The following table shows the activity in the allowance for losses during the years ended December 31:

                                                     1998             1997
                                                ---------------  ---------------

Balance on January 1                                    $ 17.2           $ 20.8
Provision charged to operations                            1.1              1.1
Amounts written off, net of recoveries                     1.7             (4.7)
                                                ---------------  ---------------

Balance at December 31                                  $ 20.0           $ 17.2
                                                ===============  ===============

         The allowance for losses on mortgage loans at December 31, 1998 and 1997 represented 3.6% and 3.4% of gross mortgage loans, respectively.

         The Company had $5.6 and $6.4 of non-income producing mortgage loan investments as of December 31, 1998 and December 31, 1997, respectively.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


(3)      Deferred Acquisition Costs

         Activity impacting deferred policy acquisition costs was as follows:

                                                                                                    Preacquisition
                                                                                                    ----------------
                                                                                     Nine months       Three months
                                                    Year ended       Year ended            ended              ended
                                                  December 31,     December 31,     December 31,          March 31,
                                                          1998             1997             1996               1996
                                                ---------------  ---------------  ---------------   ----------------
Unamortized balance - beginning of period              $ 173.2           $ 71.7              $ -            $ 363.9
Costs deferred                                            93.6            112.3             74.9               22.2
Amortization, net                                        (17.4)           (10.8)            (3.2)              (6.0)
                                                ---------------  ---------------  ---------------   ----------------

Unamortized balance - end of period                      249.4            173.2             71.7              380.1
Cumulative effect of net unrealized
    investment (gains) losses                             (7.4)            (8.2)            (1.4)              17.9
                                                ---------------  ---------------  ---------------   ----------------

Recorded balance                                       $ 242.0          $ 165.0           $ 70.3            $ 398.0
                                                ===============  ===============  ===============   ================



(4)      Intangibles

         (a)      Present Value of Future Profits (PVFP)

         As of April 1, 1996, Life of Virginia established an intangible asset that represents the present value of future profits ("PVFP"). PVFP reflects the estimated fair value of the Company's life insurance business in-force and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected cash flows for the acquired policies discounted at an appropriate rate.

         PVFP is amortized, net of accreted interest, in a manner similar to the amortization of deferred acquisition costs. Interest accretes at rates credited to policyholders on underlying contracts. Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such a comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense.

         Prior to April 1, 1996, Life of Virginia's PVFP was calculated in a similar manner as the PVFP discussed above and related to policies in-force on April 30, 1986, the date the Company was acquired by AON. Under purchase accounting this PVFP was removed.

         PVFP is further adjusted to reflect the impact of unrealized gains or losses on fixed maturities classified as available for sale in the investment portfolios. Such adjustments are not recorded in the Company's net income but rather as a credit or charge to shareholders' interest, net of applicable income tax. The components of PVFP are as follows:

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)




                                                                                                Preacquisition
                                                                                                ----------------
                                                                                 Nine months     Three months
                                                   Year ended      Year ended       ended            ended
                                                   December 31,   December 31,   December 31,      March 31,
                                                      1998            1997           1996            1996
                                                   ------------   -------------  -------------  ----------------

Unamortized bal. - beginning of period                 $ 385.7         $ 438.9            $ -            $ 32.6
Purchase accounting adjustments                              -               -          484.0                 -
Interest accrued at 6.25%, 6.75% and 6.25%
       for 1998, 1997, and 1996, respectively             24.0            28.4           22.4               0.5
Amortization                                             (70.4)          (81.6)         (67.5)             (1.1)
                                                   ------------   -------------  -------------  ----------------

Unamortized balance - end of period                      339.3           385.7          438.9              32.0
Cumulative effect of net unrealized
    investment (gains) losses                            (36.3)          (53.1)         (19.7)                -
                                                   ------------   -------------  -------------  ----------------

Recorded balance                                       $ 303.0         $ 332.6        $ 419.2            $ 32.0
                                                   ============   =============  =============  ================




         The estimated percentage of the December 31, 1998 balance, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

         1999                                            11.4 %
         2000                                             8.3
         2001                                             7.3
         2002                                             6.0
         2003                                             5.0



         (b)      Goodwill

         At December 31, 1998 and 1997, total unamortized goodwill was $87.0 and $117.1, respectively, which is shown net of accumulated amortization and adjustments of $41.4 and $13.2 for the years ended December 31, 1998 and 1997, respectively. Goodwill amortization was $2.6, $6.4, and $5.0 for the years ending December 31, 1998 and 1997, and for the nine month period ending December 31, 1996, respectively. Cumulative adjustments to goodwill totaled $(27.6), ($1.9) and $11.2 for the years ending December 31, 1998 and 1997, and for the nine month period ending December 31, 1996, respectively. Adjustments relate primarily to the settlement of purchase price with AON.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)

(5)       Reinsurance and Claim Reserves

         Life of Virginia is involved in both the cession and assumption of reinsurance with other companies. Life of Virginia's reinsurance consists primarily of long-duration contracts that are entered into with financial institutions and related party reinsurance. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and the Company remains liable to the extent that the reinsuring companies are unable to meet their obligations.

         In order to limit to amount of loss retention, certain policy risks are reinsured with other insurance companies. The maximum of individual ordinary life insurance normally retained by the Company on any one life policy is $1. The Company does not have significant reinsurance contracts with any one reinsurer that could have a material impact on its results of operations.

         A summary of reinsurance activity is as follows:

                                                                                           Preacquisition
                                                                                           ---------------
                                                                             Nine months     Three months
                                           Year ended       Year ended             ended            ended
                                         December 31,     December 31,      December 31,        March 31,
                                                 1998             1997              1996             1996
                                       ---------------  ---------------   ---------------  ---------------
Direct                                        $ 333.0          $ 321.3            $ 94.7           $ 73.7
Assumed                                          19.2             20.7              59.0             35.0
Ceded                                          (123.8)          (110.4)            (10.0)           (19.8)
                                       ---------------  ---------------   ---------------  ---------------
Net premiums earned                           $ 228.4          $ 231.6           $ 143.7           $ 88.9
                                       ---------------  ---------------   ---------------  ---------------
Percentage of amount assumed to net                8%               9%               41%              39%
                                       ===============  ===============   ===============  ===============

         Due to the nature of the Company's reinsurance contracts, premiums earned approximate premiums written. The above premium amounts include cost of insurance charges on universal life policies.

         A significant portion of Life of Virginia's ceded premiums relates to group life and health premiums. Life of Virginia is the primary carrier for the State of Virginia employees group life and health plan. By statute, Life of Virginia must reinsure these risks with other Virginia domiciled companies who wish to participate.

         Incurred losses and loss adjustment expenses are net of reinsurance of $82.3, $72.7, $60.5, and $17.2 for the years ended December 31, 1998 and 1997, the nine months ended December 31, 1996, and the three months ended March 31, 1996, respectively.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         In connection with the sale of the Company, the following transactions occurred effective January 1, 1996: single premium deferred annuity liabilities reinsured with CICA in 1995 were recaptured, guaranteed investment contract liabilities reinsured with CICA in 1994 were recaptured, other lines of CICA insurance business inforce were assumed, and other related liabilities of CICA were assumed. In conjunction with the recapture and assumption, CICA transferred to Life of Virginia assets with a fair value totaling $842.6. For the three months ended March 31, 1996, premiums of $33.9, benefits of $46.7, commission expense of $10.2 and a capital contribution of $69.3 as a result of various reinsurance transactions.

(6)      Future Annuity and Contract Benefits

         (a)      Investment Contracts

         Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholder's contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management.

         (b)      Insurance Contracts

         Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits based on mortality, morbidity, and other assumptions which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential premium deficiencies. Reserves for cancelable accident and health insurance are based upon unearned premiums, claims incurred but not reported, and claims in the process of settlement. This estimate is based on the experience of the insurance industry and the Company, adjusted for current trends. Any changes in the estimated liability are reflected in income as the estimates are revised.

         The following chart summarizes the major assumptions underlying the Company's recorded liabilities for future annuity and contract benefits:

                                                                  Mortality/
                                                  Withdrawal       Morbidity  Interest Rate                   December 31,
                                                                                                 ----------------------------
                                                  Assumption      Assumption     Assumption             1998            1997
                                               -------------- --------------- --------------     ------------   -------------
Investment Contracts                                N/A            N/A             N/A             $ 4,463.3       $ 3,951.4
Limited-payment Contracts                          None            (a)          3.8-9.3%                14.4            14.0
Traditional life insurance contracts              Company          (b)            7.2%                 369.0           363.7
                                                Experience
Universal life-type contracts                       N/A            N/A             N/A               1,605.7         1,557.4
Accident & Health                                 Company          (c)            7.2%                   2.9             3.3
                                                Experience
                                                                                                 ------------   -------------

Total future annuity and contract benefits                                                         $ 6,455.3       $ 5,889.8
                                                                                                 ============   =============

a) Either the United States Population Table, 1983 Group Annuitant Mortality Table or 1983 Individual Annuitant Mortality Table.
b)  Principally modifications of the 1965-70 or 1975-80 Select and Ultimate
    Tables.
c) The 1958 Commissioner's Standard Ordinary Table and 1964 modified and 1987 Commissioner's Disability Tables.

(7)      Income Taxes

         Beginning April 1, 1996, Life of Virginia and its subsidiary have been included in the life insurance company consolidated federal income tax return of GECA and are also subject to a separate tax-sharing agreement, as approved by state insurance regulators, the provisions of which are substantially the same as the tax-sharing agreement with GE Capital. Prior to April 1, 1996, Life of Virginia was included in the consolidated federal income tax return of AON and its principal domestic subsidiaries and in accordance with intercompany policy, provided taxes on income based on a separate company basis. Amounts payable or recoverable related to periods before April 1, 1996, are subject to an indemnification agreement with AON. As such the Company is not at risk for income taxes nor entitled to recoveries related to those periods.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         The total provision for income taxes consisted of the following components:

                                                                                                 Preacquisition
                                                                                                 ---------------
                                                                                   Nine months     Three months
                                                  Year ended      Year ended             ended            ended
                                                  December 31,  December 31,      December 31,        March 31,
                                                        1998            1997              1996             1996
                                                -------------  --------------   ---------------  ---------------
Current federal income tax provision (benefit)        $ 19.9          $ 62.4            $ 38.1           $ (3.6)
Deferred federal income tax provision (benefit)         28.7           (12.4)             (7.6)            10.3
                                                -------------  --------------   ---------------  ---------------
    Subtotal-federal provision                          48.6            50.0              30.5              6.7
Current state income tax provision (benefit)             1.3             2.4               1.6             (0.2)
Deferred state income tax provision (benefit)            0.8            (0.2)             (0.3)             0.5
                                                -------------  --------------   ---------------  ---------------
    Subtotal-state provision                             2.1             2.2               1.3              0.3
                                                -------------  --------------   ---------------  ---------------
    Total income tax provision                        $ 50.7          $ 52.2            $ 31.8            $ 7.0
                                                =============  ==============   ===============  ===============

         The reconciliation of the federal statutory rate to the effective income tax rate is as follows:

                                                                                              Preacquisition
                                                                                             -----------------
                                                                               Nine months     Three months
                                              Year ended       Year ended            ended            ended
                                            December 31,     December 31,     December 31,        March 31,
                                                    1998             1997             1996             1996
                                            -------------  ---------------  ---------------  ---------------
Statutory U.S. federal income tax rate              35.0 %           35.0 %           35.0 %           35.0 %
State income tax                                     0.5              0.5              0.5              0.5
Non-deductible goodwill amortization                 0.7              1.6              2.0              0.0
Other, net                                          (0.3)            (0.6)            (0.5)             1.5
                                            -------------  ---------------  ---------------  ---------------

    Effective rate                                  35.9 %           36.5 %           37.0 %           37.0 %
                                            =============  ===============  ===============  ===============

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         The components of the net deferred income tax asset (liability) at December 31 are as follows:

                                                                            December 31,        December 31,
                                                                                    1998                1997
                                                                        -----------------   -----------------
Assets:
     Insurance reserve amounts                                                   $ 147.1             $ 142.9
     Deferred acquisition costs                                                        -                11.8
     Other                                                                           5.9                24.5
                                                                        -----------------   -----------------
         Total deferred tax assets                                                 153.0               179.2
                                                                        -----------------   -----------------

Liabilities:
     Net unrealized investment gains on investment securities                       26.8                40.0
     Investments                                                                     3.5                 2.7
     Present value of future profits                                                67.1                79.1
     Deferred acquisition costs                                                     14.5                   -
                                                                        -----------------   -----------------
         Total deferred tax liabilities                                            111.9               121.8
                                                                        -----------------   -----------------
         Net deferred income tax asset                                            $ 41.1              $ 57.4
                                                                        =================   =================





         Based on an analysis of the Company's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income enabling the Company to realize remaining deferred tax assets. Accordingly, no valuation allowance for deferred tax assets is deemed necessary.

         The Company paid (refunded) $19.2, $64.4, $38.6, and $(2.4), for federal and state income taxes for the year ended December 31, 1998, 1997, the nine months ended December 31, 1996, and three months ended March 31, 1996, respectively.

(8)      Related Party Transactions

         Life of Virginia pays investment advisory fees and other fees to affiliates. Amounts incurred for these items aggregated $11.5, $11.9, $3.2, and $3.5 for the years ended December 31, 1998 and 1997, the nine months ended December 31, 1996, and the three months ended March 31, 1996, respectively. Life of Virginia charges affiliates for certain services and for the use of facilities and equipment which aggregated $19.1, $4.6, $2.0, and $1.0, for the years ended December 31, 1998 and 1997, the nine months ended December 31, 1996, and the three months ended March 31, 1996, respectively.

         Life of Virginia pays interest on outstanding amounts under a credit funding agreement with GNA Corporation, the parent company of GECA. Interest expense under this agreement was $2.0 and $0.0 with outstanding borrowings of $53.9 and $0.0 as of December 31, 1998 and 1997, respectively.

         At December 31, 1998 and 1997, Life of Virginia held investments in securities of certain affiliates amounting to $2.6. Amounts included in net investment income related to these holdings totaled $0.1, $0.1, $0.1, and $0.2 for the years ended December 31, 1998 and 1997, for the nine months ended December 31, 1996, and the three months ended March 31, 1996, respectively.

         During 1998, Life of Virginia sold $18.5 of third-party preferred stock investments to an affiliate. This resulted in a gain on sale of $3.9, which is included in net realized investment gains.

(9)      Commitments and Contingencies

         (a)      Mortgage Loan Commitments

         Life of Virginia has certain investment commitments to provide fixed-rate loans. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding as of December 31, 1998 and 1997, totaled $72.0 and $16.7, respectively.

(B)      Guaranty Association Assessments

         The Company is required by law to participate in the guaranty associations of the various states in which they do business. The state guaranty associations ensure payment of guaranteed benefits, with certain restrictions, to policyholders of impaired or insolvent insurance companies by assessing all other companies involved in similar lines of business.

         There are currently several unrelated insurance companies which had substantial amounts of annuity business in the process of liquidation or rehabilitation. The Company paid assessments of $2.9, $3.8, $0.2 and $1.4 to various state guaranty associations during 1998, 1997, the nine month period ended December 31, 1996, and the three month period ended March 31, 1996, respectively. At December 31, 1998 and 1997, accounts payable and accrued expenses include $15.4 and $18.2, respectively, related to estimated future payments.

         (c)      Leases

         The Company has noncancelable operating leases for certain office space, equipment and automobiles. Rental expense for all operating leases for the years ended December 31, 1998 and 1997, for the nine months ended December 31, 1996, and the three months ended March 31, 1996 amounted to $1.4, $1.3, $2.5, and $0.8, respectively.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         Future minimum commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1998 are summarized as follows:

                                                         Minimum lease payments

         1999                                                           $   1.2
         2000                                                               0.8
         2001                                                               0.5
         2002                                                               0.3
         2003                                                                -
         Later years                                                         -
                                                                          -----

         Total minimum payments required                                $   2.8
                                                                          =====



         (d)      Litigation

         There is no pending litigation to which the Company is a party or of which any of the Company's property is the subject which management believes will have an adverse material impact on the Company's financial condition or results of operations. In addition, there are no legal proceedings contemplated by any governmental authorities against the Company of which management has any knowledge.

(10)     Fair Value of Financial Instruments

         The Company has adopted SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments. This statement requires disclosures about the amounts, nature and terms of derivative financial instruments and modifies existing disclosure requirements for other financial instruments.

         The Company has no derivative financial instruments as defined by SFAS No. 119 as of December 31, 1998 other than mortgage loan commitments of $77.2 and interest rate floors of $17.2. The notional value of the interest rate floors at December 31, 1998 was $1,800 and the floors expire from September 2003 to October 2003.

         The fair values of financial instruments presented in the applicable notes to the Company's consolidated financial statements are estimates of the fair values at a specific point in time using available market information and valuation methodologies considered appropriate by management. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Company could realize or settle currently. The Company does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

     Financial instruments that, as a mater of accounting policy, are reflected in the accompanying consolidated financial statements at fair value are not included in the following disclosures. Such items include fixed maturities, equity securities and certain other invested assets. The carrying value of policy loans and short-term investments approximate fair value at both
December 31, 1998 and 1997.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
             (Dollar amounts in millions, except per share amounts)




         At December 31, the carrying amounts and fair value of the Company's financial instruments were as follows:

                                             1998                        1997
                                        ------------------   -------------------

                                        Carrying      Fair   Carrying       Fair
                                         amount      value    amount       value
                                        ------------------   -------------------

Mortgage Loans                           $528.1     $590.1    $496.2      $532.2
Investment type insurance contracts     4,463.3    4,462.6   3,951.4     3,909.0
Interest rate floors                       17.2       12.5       --          --



         The fair value of mortgage loans is estimated by discounting the estimated future cash flows using interest rates applicable to current loan origination, adjusted for credit risk.

         The estimated fair value of investment contracts is the amount payable on demand (cash surrender value) for deferred annuities and the net present value based on interest rates currently offered on similar contracts for non-life contingent immediate annuities. Fair value disclosures are not required for insurance contracts.

(11)     Restrictions On Dividends

         Insurance companies are restricted by states as to the aggregate amount of dividends they may pay to their parent in any consecutive twelve-month period without regulatory approval. Generally, dividends may be paid out of earned surplus without approval with thirty days prior written notice within certain limits. The limits are generally based on 10% of the prior year surplus (net of adjustments in some cases) and prior year statutory income (net gain from operations, net income adjusted for realized capital gains, or net investment income). Dividends in excess of the prescribed limits or the Company's earned surplus require formal state insurance commission approval. The maximum dividend payout which may be made without prior approval in 1999 is $47.9.

         On December 3, 1998, the Company received approval from the Commonwealth of Virginia for, and declared, a dividend payable in cash, preferred stock and/or common stock at the election of each shareholder. GEFAHI elected to receive cash and preferred stock and GECA elected to receive common stock. A cash dividend of $120 was paid and a Series A preferred stock dividend of $120 was issued to GEFAHI on December 15, 1998. The Series A preferred stock has a par value of $1,000 per share, is redeemable at par at the Company's election, and is not subject to call penalties. Dividends on the preferred stock are cumulative and payable semi-annually at the annual rate of 8.0% of the par value. The Series A preferred stock is not convertible into any other security of the Company, and the holders thereof have no voting rights except with respect to any proposed changes in the preferences and special rights of such stock. GECA will receive its dividend in the form of 18,641 shares of newly issued common stock in 1999.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


(12)     Supplementary Financial Data

         The Company files financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners (NAIC) that are prepared on an accounting basis prescribed by such authorities (statutory basis). Statutory accounting practices differ from generally accepted accounting principles (GAAP) in several respects, causing differences in reported net income and shareholders' interest. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by state insurance authorities. The Company has no significant permitted accounting practices.

         Statutory net income and statutory capital and surplus is summarized below:

                                                                                            Preacquisition
                                                                              Nine months    Three months
                                               Year ended      Year ended           ended           ended
                                             December 31,    December 31,    December 31,       March 31,
                                                     1998            1997            1996            1996
                                             -------------  --------------   -------------  --------------
Statutory net income                               $ 52.2          $ 73.9          $ 69.7          $ (8.3)
Statutory capital and surplus                     $ 481.1         $ 522.5         $ 419.1         $ 360.5


         The NAIC adopted Risk Based Capital (RBC) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with
(i) asset quality, (ii) insurance risk, (iii) interest rate risk, and (iv) other business factors. The RBC formula is designated as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, the Company periodically monitors its RBC level. At December 31, 1998 and 1997, the Company exceeded the minimum required RBC levels.

(13)     Operating Segment Information

         At year-end 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures About Segments of an Enterprise and Related Information, which requires segment data to be measured and analyzed on a basis that is consistent with how business activities are reported internally to management. Life of Virginia and its affiliated companies, which are subsidiaries of GEFAHI, conduct operations through two business segments: (1) Wealth Accumulation and Transfer, comprised of products intended to increase the policyholder's wealth, transfer wealth to beneficiaries or provide a means for replacing the income of the insured in the event of premature death, and (2) Wealth and Lifestyle Protection, comprised of products intended to protect accumulated wealth and income from the financial drain of unforeseen events. As Life of Virginia sells primarily variable annuity and universal life policies, it operates in the Wealth Accumulation and Transfer Segment. Accordingly, no segment data is provided.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


(14)     Accounting Pronouncements Not Yet Adopted

         During 1998, The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement requires that, upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged items; effects of certain changes in fair value are recorded in equity pending recognition in earnings. As required in SFAS No. 133, the Company will adopt the Statement by January 1, 2000. The impact of adoption will be determined by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions. Management has not estimated the effects of adoption as it believes that such determination will not be meaningful until closer to the adoption date.

          In December 1997, the American Institute of Certified Public Accountants issued a new Statement of Position (SOP) 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. This SOP provides guidance on accounting by insurance and other enterprises for guaranty-fund and certain other insurance related assessments. The SOP requires enterprises to recognize (1) a liability for assessments when (a) an assessment has been asserted or information available prior to issuance of the financial statements indicates it is probable that an assessment will be asserted, (b) the underlying cause of the asserted or probable assessment has occurred on or before the date of the financial statements, and (c) the amount of the loss can be reasonably estimated and (2) an asset for an amount when it is probable that a paid or accrued assessment will result in an amount that is recoverable from premium tax offsets or policy surcharges from in-force policies. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998 and will be reported in a manner similar to a cumulative effect of a change in accounting principle in the initial year of adoption. As a result of the adoption of this SOP, the Company expects to record an asset of approximately $4, net of tax.

(15)     Comprehensive Income

         Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes all changes in equity from non-owner sources, investments by and distributions to owners are excluded. Prior year consolidated financial statements have been restated to conform to the requirements of SFAS 130.

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


         Components of other comprehensive income and related tax effects are shown below:

                                                                            Year Ended
                                                                            ----------

                                                            December 31, 1998                          December 31, 1997
                                                       ----------------------------             ------------------------------
                                                  Before-Tax       Tax       Net-of-Tax     Before-Tax       Tax       Net-of-Tax
                                                    Amount        Effect       Amount         Amount       Effect        Amount
                                                    ------        ------       ------         ------       ------        ------
Unrealized gains (losses) on securities:
    Unrealized holding gains (losses) arising
      during period                                   $ (11.4)      $ 4.0         $ (7.4)        $ 97.7     $ (34.2)        $ 63.5
    Less: reclassification adjustment for gains
      realized in net income                            (26.3)        9.2          (17.1)         (13.3)        4.7           (8.6)
                                                        -----         ---          -----          -----         ---           ----
    Net unrealized gains (losses) on securities         (37.7)       13.2          (24.5)          84.4       (29.5)          54.9
                                                        -----        ----          -----           ----       -----           ----
Total other comprehensive income (loss)               $ (37.7)     $ 13.2        $ (24.5)        $ 84.4     $ (29.5)        $ 54.9
                                                      =======      ======        =======         ======     =======         ======





                                                                                                        Preacquisition
                                                                                                        --------------
                                                               Nine Months Ended                      Three Months Ended
                                                               -----------------                      ------------------
                                                               December 31, 1996                        March 31, 1996
                                                  -------------------------------------    --------------------------------------
                                                  Before-Tax       Tax       Net-of-Tax     Before-Tax       Tax       Net-of-Tax
                                                    Amount        Effect       Amount         Amount       Effect        Amount
                                                    ------        ------       ------         ------       ------        ------
Unrealized gains (losses) on securities:

    Unrealized holding gains (losses) arising
      during period                                    $ 35.8     $ (12.5)        $ 23.3       $ (131.3)     $ 46.0        $ (85.3)
    Less: reclassification adjustment for gains
      realized in net income                             (6.0)        2.1           (3.9)          (9.0)        3.1           (5.9)
                                                         ----         ---           ----           ----         ---           ----
    Net unrealized gains (losses) on securities          29.8       (10.4)          19.4         (140.3)       49.1          (91.2)
                                                         ----       -----           ----         ------        ----          -----
Total other comprehensive income (loss)                $ 29.8     $ (10.4)        $ 19.4       $ (140.3)     $ 49.1        $ (91.2)
                                                       ======     =======         ======       ========      ======        =======

             THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996
                          (Dollar amounts in millions)


        Components of accumulated non-owner changes in equity are shown below:

                                                                          Adjustment      Accumulated
                                                        Unrealized       To Reflect        Non-owner
                                                      Gains (losses)      Purchase        Changes in
                                                      on Securities        Method           Equity
                                                      ---------------   -------------   ----------------
Preacquisition
---------------
Balance December 31, 1995                              $       103.1    $         -      $       103.1
Changes for the three months ended March 31, 1996              (91.2)             -              (91.2)
                                                      ---------------   -------------   ----------------
Balance March 31, 1996                                          11.9              -               11.9

Postacquisition
---------------
Changes for the nine months ended December 31, 1996             19.4           (11.9)              7.5
                                                      ---------------   -------------   ----------------
Balance December 31, 1996                                       31.3           (11.9)             19.4
Changes for the year ended December 31, 1997                    54.9              -               54.9
                                                      ---------------   -------------   ----------------
Balance December 31, 1997                                       86.2           (11.9)             74.3
Changes for the year ended December 31, 1998                   (24.5)             -              (24.5)
                                                      ---------------   -------------   ----------------
Balance December 31, 1998                              $        61.7     $     (11.9)    $        49.8
                                                      ===============   =============   ================



(16)     Subsequent Event

         Effective January 1, 1999, The Harvest Life Insurance Company ("Harvest") merged into The Life Insurance Company of Virginia with the merged Company renamed GE Life and Annuity Assurance Company ("GELAAC"). Harvest's former parent, Federal Home Life Insurance Company ("FHLIC"), will receive common stock of GELAAC in exchange for its interest in Harvest. FHLIC is an indirect wholly-owned subsidiary of GEFAHI. Following are the proforma results of operations for the Company for the year ended December 31, 1998 and 1997 as if Harvest had been a part of Life of Virginia as of January 1, 1997.


                                              Proforma Results
                                  ------------------------------------------
                                   as of or for the year ending December 31,
                                  ------------------------------------------
                                          1998                1997
                                  --------------------  --------------------

Total assets                               $ 14,785.4          $ 12,735.2
Revenues                                        939.1               974.4
Net income                                      105.8               107.3

                                     Part II

                                Other Information

UNDERTAKING TO FILE REPORTS
---------------------------

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING
--------------------

         Life of Virginia's By-laws provide, in Article V, Section 5, for indemnification of directors, officers and employees of the Company.

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

         GE Life & Annuity hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GE Life & Annuity.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

         The facing sheet.
         The prospectus consisting of ___ pages. The undertaking to file reports. The Rule 484 undertaking. Representation pursuant to Section 26(e)(2)(A).
         The Signatures.
         Written consents of the following persons:

         (a)      Patricia L. Dysart

         (b)      Sutherland Asbill & Brennan LLP

         (c)      George E. Hirko, F.S.A.

         (d)      KPMG LLP


         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:



(1)(a) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Separate Account II.9/

(1)(a)(I) Resolution of the Board of Directors authorizing the change in name of Life of Virginia Separate Account II to GE Life & Annuity Separate Account II. 15/

(1)(b) Resolution of the Board of Directors of Life of Virginia authorizing the addition of Investment Subdivisions to Separate Account II. 9/

(1)(c) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Fidelity Variable Insurance Products Fund II Asset Manager Portfolio and Neuberger and Berman Advisers Management Trust Balanced Portfolio.9/

(1)(d) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of Janus Aspen Series, Growth Portfolio, Aggressive Growth Portfolio and Worldwide Growth Portfolio.9/

(1)(e) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Utility Fund of the Investment Management Series.9/

(1)(f) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account II which invest in shares of the Corporate Bond Fund of the Insurance Management Series and the Contrafund Portfolio of the Variable Insurance Products Fund II.9/

(1)(g) Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account II which invest in shares of the International Equity Portfolio and the Real Estate Securities Portfolio of the Life of Virginia Series Fund. 9/

(1)(h) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of four additional Investment Subdivisions of Separate Account II which invest in shares the Prime Money Fund of Insurance Management Series of the Alger American Growth Portfolio and the Alger American Small Capitalization Portfolio of The Alger American Fund, and the Balanced Portfolio and Flexible Income Portfolio of the Janus Aspen Series.6/

(1)(I) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account II investing in shares of the Federated American Leaders Fund II of the Federated Insurance Series, and the International Growth Portfolio of the Janus Aspen Series. 7/

(1)(j) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of Growth and Income Portfolio and Growth Opportunities Portfolio of Variable Insurance Products Fund III; Growth II Portfolio and Large Cap Growth Portfolio of the PBHG Insurance Series Fund, Inc.; and Global Income Fund and Value Equity Fund of GE Investments Funds, Inc.8/

(1)(k) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of Capital Appreciation Portfolio of Janus Aspen Series.8/

(1)(l) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of Goldman Sachs Growth and Income Fund and Goldman Sachs Mid Cap Equity Fund of Goldman Sachs Variable Insurance Trust Fund, Inc. and U.S. Equity Fund of GE Investments Funds, Inc.9/

(1)(m) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of the Salomon Brothers Variable Investors Fund, Salomon Brothers Variable Total Return Fund and Salomon Brothers Variable Strategic Bond Fund of Salomon Brothers Variable Series Funds, Inc. 15/

(1)(n) Resolution of the Board of Directors of GE Life and Annuity Assurance Company authorizing additional Investment Subdivisions investing in shares of GE Premier Growth Equity Fund of GE Investments Funds, Inc. 15/

(1)(o) Resolution of the Board of Directors of GE Life and Annuity Assurance Company authorizing change in name of Investment Subdivisions investing of Oppenheimer Variable Account Funds and Mid Cap Value Fund of Goldman Sachs Variable

                   Insurance Trust. 15/

1A(2)              Not Applicable

1A(3)(a) Underwriting Agreement dated December 12, 1997between The Life Insurance Company of Virginia and Capital Brokerage Corporation.11/

1A(3)(b)           Broker-Dealer Sales Agreement.11/

1A(4)              Not Applicable

1A(5)              Policy Form, P1251.16/

1A(5)(a)           Endorsements to policy
                   (a)Policy Split Option Rider.16/
                   (b)Four Year Term Rider.16/

1A(6)(a)           Articles of Incorporation of The Life Insurance Company of
                   Virginia.9/

1A(6)(b)           By-Laws of The Life Insurance Company of Virginia.9/

1A(7)              Not Applicable

1A(8)(a) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia.9/

1A(8)(a)(i)        Amendment to Participation Agreement among Variable Insurance
                   Products Fund, Fidelity Distributors Corporation, and The
                   Life Insurance Company of Virginia.9/

1A(8)(b) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The Life Insurance Company of Virginia.9/

1A(8)(a)(i)        Amendment to Participation Agreement among Variable Insurance
                   Products Fund II, Fidelity Distributors Corporation, and The
                   Life Insurance Company of Virginia.7/

1A(8)(c) Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia.9/

1A(8)(c)(i)        Amendment to the Participation Agreement between Oppenheimer
                   Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia.9/

1A(8)(d) Fund Participation Agreement between Janus Aspen Series and The Life Insurance Company of Virginia.9/

1A(8)(e) Fund Participation Agreement between Insurance Management Series, Federated Securities Corporation, and The Life Insurance Company of Virginia.10/

1A(8)(f) Fund Participation Agreement between The Alger American Fund, Fred Alger and Company, Inc., and The Life Insurance Company of Virginia.6/

1A(8)(f)(i)        Amendment to Fund Participation Agreement between The Alger
                   American Fund, Fred Alger and Company, Inc. and GE Life and
                   Annuity Assurance Company.15/

1A(8)(g) Fund Participation Agreement between Variable Insurance Products Fund III and The Life Insurance Company of Virginia.8/

1A(8)(h) Fund Participation Agreement between Goldman Sachs Variable Insurance Trust Fund and The Life Insurance Company of Virginia. 13/

1A(8)(I) Fund Participation Agreement between Salomon Brothers Variable Series Fund The Life Insurance Company of Virginia. 14/

1(A)(8)(j)         Fund Participation Agreement between GE Investments Funds,
                   Inc. and The Life Insurance Company of Virginia. 14/

1A(8)(j)(i)        Amendment to Fund Participation Agreement between GE
                   Investments Funds, Inc. and GE Life and Annuity Assurance
                   Company. 15/

1A(9)              Not Applicable

1A(10)             Application for Variable Life Policy.10/

2                  Consent of Sutherland Asbill & Brennan LLP.17/

3(a)               Opinion and Consent of Counsel.17/

3(b)               Consent of KPMG LLP.17/

4                  Not Applicable

5                  Not Applicable

6                  Opinion and Consent of George E. Hirko, Actuary. 17/

7 Memorandum describing GE Life & Annuity's Issuance, Transfer, Redemption and Exchange Procedures for the Policies.17/

8                  Power of Attorney dated April 16, 1997. 11/
                   Power of Attorney dated April 15, 1999.15/
                   Power of Attorney dated June 25, 1999. 17/

-------------------------------------------------

6. Filed September 28, 1995 with Post-Effective Amendment Number 12 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

7. Filed May 1, 1996 with Post-Effective Amendment Number 13 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

8. Filed May 1, 1997 with Post-Effective Amendment Number 14 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651

9. Filed May 1, 1998 with Post-Effective Amendment Number 15 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651

10. Filed September 28, 1998 with Post-Effective Amendment Number 16 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

11. Filed February 20, 1998 with Pre-Effective Amendment No. 1 for Life of Virginia Separate Account II, Registration Number 333-41031.

12. Filed May 1, 1998 with Post-Effective Amendment Number 19 to Form S-6 for Life of Virginia Separate Account III, Registration Number 33-12471

13. Filed May 1, 1998 with Post-Effective Amendment Number 1 to Form S-6 for Life of Virginia Separate Account II, Registration Number 333-32071

14. Filed December 18, 1998 with Pre-Effective Amendment Number 1 to Form N-4 for Life of Virginia Separate Account 4, Registration Number 333-62695.

15. Filed April 30, 1999 with Post Effective Amendment Number 2 to Form S-6 for GE Life & Annuity Separate Account II, Registration Number 333-32071.

16. Filed July 2, 1999 with the Initial Filing to Form S-6 for GE Life & Annuity Separate Account II, Registration Number 333-82311.

17.  Filed herewith.

                                                         SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, GE Life & Annuity Separate Account II has duly caused Pre-effective amendment no. 1 to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia, on the 13th day of October, 1999.


GE Life & Annuity Separate Account II

GE Life and Annuity Assurance Company
         (Depositor)


Attest: Laura C. Deusebro

By:  Selwyn L. Flournoy, Jr.
     ----------------------------
     Selwyn L. Flournoy, Jr.
     Senior Vice President


         Pursuant to the requirements of the Securities Act of 1933, GE Life and Annuity Assurance Company certifies that it has duly caused Pre-effective amendment no. 1 to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia on the 13th day of October, 1999.

GE Life and Annuity Assurance Company


Attest: Laura C. Deusebro

By:  Selwyn L. Flournoy, Jr.
     -----------------------------
     Selwyn L. Flournoy, Jr.
     Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature                          Title                                                  Date
---------                          -----                                                  ----
/s/RONALD V. DOLAN                 Director, Chief Executive Officer               10/11/99
Ronald V. Dolan

/s/PAMELA S. SCHUTZ                Director, President and Chief Operating         10/11/99
Pamela S. Schutz                   Officer

/s/ Selwyn L. Flournoy, Jr.        Director                                        10/11/99
Selwyn L. Flournoy, Jr.

/s/ROBERT D. CHINN                 Director                                        10/11/99
Robert D. Chinn

/s/RICHARD P. MCKENNEY             Senior Vice President,  Chief Financial         10/11/99
Richard P. McKenney                Officer

/s/KELLY GROH                      Vice President and Controller                   10/11/99
Kelly Groh

/s/LEON E. RODAY                   Director                                        10/11/99
Leon E. Roday

/s/GEOFFREY S. STIFF                                                               10/11/99
Geoffrey S. Stiff                  Director

By Selwyn L. Flournoy, Jr., pursuant to Power of Attorney executed on June 25, 1999.

                                  EXHIBIT LIST
                                  ------------

2     Consent of  Sutherland Asbill & Brennan LLP

3(a)  Opinion and Consent of Counsel

3(b)  Consent of KPMG LLP

6     Opinion and Consent of George E. Hirko, Actuary

7 Memorandum describing GE Life & Annuity's Issuance, Transfer, Redemption and Exchange Procedures for the Policies

8     Power of Attorney dated June 25, 1999